118

07027113

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Informa plc

*CURRENT ADDRESS Mortimer House
37-41 Mortimer Street
London, W1T 3JH UK

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35121 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: MAC

DAT : 10/12/07

Informa PLC - Holding(s) in Company

Informa PLC
03 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Informa plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	3,483,439*
Chase GA Group Nominees Limited	9,462,898*
Chase Nominees Limited	661,758*
CUIM Nominee Limited	3,030,881*

*donates direct interest

BNY Norwich Union Nominees Limited	38,784
Chase Nominees Limited	1,121,976
CUIM Nominee Limited	337,419
Vidacos Nominees Limited	3,297,748

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

31 August 2007

6. Date on which issuer notified:

3 September 2007

7. Threshold(s) that is/are crossed or reached:

4% to 5% Change at Combined Interest level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares		
GB0002625654	13,066,088	13,066,088

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares					
GB0002625654	16,638,976	16,638,976	4,795,927	3.92%	1.13%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)

Number of voting rights	% of voting rights
21,434,903	5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 424,610,945.

14. Contact name:

Neil Whittaker

15. Contact telephone number:

01603 684420

■invest gate

RECEIVED

2007 SEP 18 A 7:21

Informa PLC - Total Voting Rights

Informa PLC
31 August 2007

Informa PLC

31 August 2007

Total Voting Rights

In conformity with the Disclosure and Transparency Rules, Informa PLC (the 'Company') wishes to notify the market of the following:

As at date of this announcement, the Company's issued share capital consists of 424,610,945 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 424,610,945.

The above figure (424,610,945) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FSA's Disclosure and Transparency Rules.

Informa PLC - Interim Results

Informa PLC
30 August 2007

Informa plc

Unaudited Interim Report for the Six Months Ended 30 June 2007

- Strong trading across all three divisions (Academic & Scientific, Professional and Commercial) and three business streams (Publishing, PI and Events)
- Pro forma constant currency revenue up 10%
- Pro forma constant currency adjusted operating profit up 24%
- Adjusted operating margin rises to 21.8% with all divisions reporting increases
- Dividend up 70% in line with new policy
- Adjusted diluted EPS up 17%
- Datamonitor acquisition complete
- Confident of 2007 outlook

Strong Performance Across the Board

	2007 £m	2006 £m	Increase %	Pro forma cc (1) %
Revenue	532.5	533.7	0	10
Operating profit	74.8	60.4	24	
Adjusted(2) operating profit	116.0	105.1	10	24
Profit before tax	87.8	39.1	125	
Adjusted(3) profit before tax	95.6	83.8	14	
Profit for period	68.9	29.5	133	
Adjusted4 profit for period	71.7	61.2	17	
Basic earnings per share (p)	16.24	6.99	132	
Diluted earnings per share (p)	16.18	6.96	132	
Adjusted(4) diluted earnings per share (p)	16.84	14.44	17	
Dividend per share (p)	5.60	3.30	70	
Cash conversion(5)	79%	67%		

1. Adjusted for material acquisitions and effects of changes in foreign currency exchange rates. This also adjusts for the reduction in revenue of £18m in 2007 from the new 3GSM contract and the impact of the quadrennial IPEX exhibition which contributed £21m to 2006 revenues. The related adjusted operating profit impact for 3GSM was £nil and for IPEX was £7.7m.

2. Excludes restructuring and reorganisation costs of £nil (2006: £2.9m), and intangible asset amortisation of £41.1m (2006: £41.8m).

3. Excludes restructuring and reorganisation costs of £nil (2006: £2.9m), intangible asset amortisation of £41.1m (2006: £41.8m) and Blackwell's profits of £33.4m (2006: £nil).

4. Excludes restructuring and reorganisation costs of £nil (2006: £2.9m), intangible asset amortisation of £41.1m (2006: £41.8m), Blackwells' profits of £33.4m (2006: £nil) and related tax of £5.0m (2006: £13.0m).

5. Adjusted cash generated by operations (note 10 of the financial statements) divided by adjusted operating profit.

Enquiries:

Informa plc
Peter Rigby, Chairman — Tel: 020 7017 5000
David Gilbertson, Chief Executive
Tony Foye, Finance Director
Susanna Kempe, Chief Marketing Officer

Maitland

Chairman's and Chief Executive's Report

'The need for quality information, and the value people place on it, is growing. We are seeing good demand for our products and services across all formats and are benefiting from additional revenue growth by connecting formats, markets and territories. This has resulted in a strong first half and we are confident of another successful full year for Informa.'

David Gilbertson, Chief Executive

Informa has begun the year strongly. On a pro forma constant currency basis ('pro forma'), revenue rose 10% and adjusted operating profit was 24% higher.

Profit before tax (PBT) for the period of £87.8m was 125% ahead of the same time last year, £33.4m of this was from the disposal of Informa's Blackwell Publishing share holdings. Adjusted PBT increased by 14%.

All three divisions (Academic & Scientific, Professional and Commercial) translated good pro forma revenue growth into even greater adjusted operating profit increases. Informa's adjusted operating profit margin for the first half of the year is 21.8%, ahead of last half year's 19.7% and 2006 full year 21.1%.

The Academic & Scientific division had resilient pro forma revenue growth of 7%, translating into pro forma adjusted operating profit growth of 27%. The Professional division had a robust 10% pro forma revenue growth, translating into 18% pro forma adjusted operating profit growth and the Commercial division had a growth capturing 14% pro forma revenue increase, translating into 28% higher pro forma adjusted operating profit.

The diversity of Informa's product offering across sectors and geographies gives us particular strength. In the first half of this year from our operations in 80 countries and hundreds of vertical markets, Informa customers paid to receive premium content in books, journals, magazines, newspapers, exhibitions, training courses, PI engagements, data feeds, and increasingly through a full range of electronic media.

Across Informa 95% of all subscription and licence revenue is now digitally delivered. We have made the investment to ensure that we can take advantage of the many opportunities provided by digital delivery: greater customisation, greater speed to market and greater reach.

The acquisition of Datamonitor (DM), whose market intelligence is delivered electronically, supports this further. We expect to accelerate Datamonitor's already robust growth through extending its global footprint using Informa's broad geographical office network; leveraging Informa's 20 million record marketing database and 12,500 event promotion opportunities and connecting key account customers in shared markets.

Datamonitor has also strengthened our revenue mix. On an annualised basis with DM as part of the Group then 41% of our revenue now comes from highly resilient subscription and academic books sales. If we add to that the 40% of our events revenue which comes from our top 200 largest events and the 90% of our PI revenue which renews annually, we see that three quarters of Informa's revenue mix is visible and renewing. Due to the higher margins of both our publishing revenues and our leading events this translates to approximately 90% in adjusted operating profit terms.

Current Trading and Outlook

Current trading across all divisions and revenue streams is good. We are seeing good demand for our information across all formats and benefiting from additional revenue growth by connecting formats, markets and territories.

In Academic & Scientific we continue to benefit from our high subscription renewals and the increase of electronic media. The next set of electronic archives (Health Sciences; Politics, International Relations and Area Studies; Strategic, Defence and Security Studies) which all have a high drop through have been sourced and are beginning pre sales.

In the Professional division the PI businesses which have enjoyed double digit growth in the first half are being fuelled by the on-going internationalisation of their sales teams and client base. This is expected to provide a strong engine for the second half year also.

In Commercial, the extension of our leading brands into all media formats is driving strong half year growth. Building on the successful event brand, Cityscape, the Cityscape Market Intelligence Service is set to launch in October 2007. In Commodities, the World Ethanol event, which will celebrate its 10th anniversary in the second half of the year, has for the first time been produced according to the Large Scale Event model and current registrations are four times the same point last year.

Datamonitor

Datamonitor has had a strong start to the year with organic growth of 22% and total revenue growth of 62%. This momentum is continuing well into the second half of the year. Supported by the planned Informa synergies, forecasts for the rest of the year are comfortably in line with our expectations.

Across Informa, our increased scale is helping improve margins, as individual businesses take advantage of shared service centres, new technology developments and existing office space to reduce costs.

We are confident of another successful full year which meets the Board's expectations.

Board changes

On 17 July 2007 Tony Foye announced he was stepping down after 20 years in charge of the Group's finances. Tony has been Group Finance Director since the merger of Taylor & Francis and Informa in May 2004. Prior to this he was Finance Director of Taylor & Francis Group plc and instrumental in its successful flotation on the London Stock Exchange in May 1998. Tony will remain in his role and as a member of the Informa plc board in order to achieve a smooth transition of responsibilities, which is likely to be until the end of the current financial year. An external search process is now being initiated for his successor.

Review by Business Stream

Publishing

Publishing, at £205.5m accounted for 39% of the first half year revenues. On a pro forma basis this represents an increase of 6%. Over half of the revenue, 62%, is subscription based. Subscription revenues are split approximately 60 / 40 between corporate and academic clients. Had Datamonitor, acquired in July, been part of Informa for the first half of the year, subscription revenues would increase from the current 24% of total revenue to approximately 27% of total revenue. The split between corporate and academic markets would be approximately 70 / 30.

In each of our divisions and markets the successful migration from print based publishing to content which is technology enabled has allowed us to add value through functionality, increased comprehensiveness and speed. This has helped us to widen the sales offering and drive incremental yield as organisations readily access more of our information.

In the Academic division, the successful launch in 2006 of four electronic subject based archives, based on the rich authoritative journals content, has continued well into first half of 2007. Sales of the first four archives, Education, Business, Management and Economics, Chemistry and Physics, are growing well with over $1m in incremental sales for the 2006 period and $4m 2007 year-to-date, including nationwide agreements in Germany and Greece. The next four archives have just been launched and there are more launches planned for the second half of the year.

Digital versions of academic books, e-books, also play an important part in the development of the on-line offering. They are sold through aggregators to the library community as part of 'libraries of information' as well as forming part of the overall multi product online delivery of academic content sourced from books, journals, reference and archive materials. Large parts of the back catalogue and all new titles are converted to build this collection which is now approaching 15,000 titles.

In the Professional division, the good growth in subscription revenues for Informa Professional was driven mainly by online take-up. Expanding from a small base of early adopters our law portal, i-law, has grown significantly in the first half of 2007.

In the Commercial division, Lloyd's MIU, the leader in global maritime information, continued the rollout of the world's largest AIS electronic network in order to track the movement of the world merchant fleet. Combining this with other intelligence and functionality has enabled increased leverage from the information for sale to a wide range of customers.

Products in all Informa publishing divisions are now designed to be media neutral. The venerable title Lloyd's List is a prime example of this. In June this year it unveiled a new design as a full-colour compact broadsheet format with increased content. Maintaining the quality ethic underpinning it since 1734, the redesign was merely the front end of a significant investment in a world-leading media neutral publishing system. We are now migrating all transport magazines and newspapers into the system, so that we will have a large database of highly structured XML content to combine with our data driven products and to allow us to re-purpose content across all our titles and develop their online revenues.

We continue to have very little reliance on advertising revenues, they account for just 3% of total revenue.

Performance Improvement

Performance Improvement (PI) at £109.7m accounted for 21% of first half year revenues. On a pro forma basis this represents an increase of 10%.

The PI business is performing well. Communispond, the smallest of the PI brands which had a flat 2006, has turned around and is now producing good top line and strong profit growth.

Robbins-Gioia, the programme management specialists with a significant government client base and the largest of the PI businesses, has seen its $4m investment last year in new solutions development starting to pay-off. Pro forma revenue in the first half year 2007 is 10% ahead of the same point last year and pro forma adjusted operating profit has grown by 14%.

Good growth is being achieved throughout PI as the result of the two pronged investment approach: developing new intellectual property driven product and expanding the international sales force. This is enhanced by two related client drivers: a demand for proof of results and a need for global best practice consistency.

Haagen-Dazs, for example, worked with Forum to improve the business performance of its retail stores by creating an enhanced customer experience. They needed a partner who could help them deliver consistency of best practice globally. Forum worked with them in four major locations - London, France, Hong Kong and Spain - to achieve:

- Same store sales up an average of 13%;
- Increased sales per customer by encouraging trading-up/additional purchases;
- Top customer satisfaction up 19% (from 55% to 74%);
- Employee satisfaction up; staff turnover down;

Haagen-Dazs is now expanding the Forum-led programme to all 640 stores worldwide.

Informa's decision to buy back some PI Asian franchises in order to drive growth is already beginning to pay off. ESI's acquisition and subsequent integration of its Asian distributor and successful launch in India has produced top line growth in Asia 26% ahead of budget. Investment in the EMEA sales force and closer partnering with IIR events sister companies in Dubai and South Africa, have contributed to good top line growth of 38% in EMEA. Total ESI non US revenues are $8m ahead of the same period in 2006.

AchieveGlobal's purchase of its Taiwan and Greater Chinese franchise operation is also producing good results. All of Achieve's wholly owned non-US operations have had a strong start to the year with total revenues increasing by over 88 %. Growth on a pro forma basis of 37% came about as a result of the investment in internationalising the intellectual property and building a global marketing support structure.

The rest of the franchise operations are also showing good growth with actual franchise royalty increased by 18%, despite a reduction in the number of franchise businesses due to acquisition.

In the first half of the year, non-US revenues accounted for 17% of total PI revenues, compared to 10% of revenue produced by IIR prior to the acquisition in July 2005.

Events

Events at £217.3m constituted 40% of first half year revenues. On a pro forma basis this represents an increase of 16%. All regional and vertical markets saw good growth from a focus on growing and extending large scale events,

geo-cloning and capturing the Sponsorship and Exhibition opportunities represented by client demand for a proven and targeted audience.

The geo-cloning of events is continuing well. ICBI, the Finance specialists, has been particularly focussed on taking European flagship events and rolling them out in new geographic locations. Funds Europe, now in it 17th year, is Europe's largest mutual funds event, attracting over 1400 participants. In April this year we successfully launched Funds Asia. Its results exceeded expectations.

In the large US conference market, revenues continue to increase by double digit percentages and produce subscription quality operating margins by focusing on growing Large Scale Events domestically and internationally such as the GAIM series of events for the hedge fund market.

GAIMUSA grew through innovation in the form of improved programming content, the use of the personal electronic delegate finder devices, rapid-fire company presentations on the exhibit floor and increased networking time and events. Total revenue at £1.6m was 17% up on prior year.

Prior year international roll-outs continue to gain momentum. For example, in the first half of 2007 IIR held the regional version of its GAIM event in the Cayman Islands for the second year and grew event revenue by 34% to £0.7m.

Informa continues to benefit from the increased requirement of corporate marketing departments for measurable Return On Investment from access to more targeted and proven buying audiences. Sponsorship and Exhibition (SpEx) revenues, events' ancillary revenue stream, in the first half of the year grew on a pro forma basis by 30% compared to the same period last year.

This growth has been consistent in both newer Informa sectors such as Energy and in long-held market leadership positions such as Insurance.

Energy conferences were a major success story for the first half of the year with significantly increased revenues from both SpEx and record numbers of delegates attending the events, most notably the annual London event on Kazakhstan in April. The growth in Energy events looks set to continue with increased focus on alternative supply strategies against a backdrop of sustained high oil prices.

The roll-out of the London Insurance Day Summit to Bermuda was also a success with strong profits in its launch year. A good example of the global geo-cloning strategy, there was a mere 5% delegate overlap between the core and the regional events. This confirms the opportunity to extend the brand further without risking profit dilution of the core flagship event.

In the first half of the year Informa also opened new regional events businesses in China and in Mexico.

Review by Division

Academic & Scientific

Academic & Scientific	2007 £'m	2006 £'m	Inc %	Pro forma %
Revenue				
STM	90.7	86.2	5	6
HSS	60.5	52.7	15	10
	151.2	138.9	9	7
Adjusted Operating Profit				
STM	24.7	21.2	16	17
HSS	12.7	8.7	45	49
	37.4	29.9	25	27
Adjusted Operating Margin	24.7	21.5		

Revenues increased by 9% to £151.2m in the first half year 2007. On a pro forma basis they increased by 7%. Adjusted operating profit increased by 25% to £37.4m and on a pro forma basis by 27%. Acquisitions including Citeline, Librapharm and LEA contributed £10.9m to revenue and £4.5m to adjusted operating profit.

The subscription mainstay of the business which accounts for almost half its total sales performed strongly in both our Scientific Technical and Medical

(STM) and Humanities and Social Sciences (HSS) with renewal rates continuing above 95%. Non subscription journal revenue has also improved year on year as new electronic sales models and archive deals are introduced.

In the first half of 2007, Informa produced 203 new books in the STM division and 968 new HSS titles. Revisions and reprints are increasingly being made available as print on demand (POD) which means that orders are fulfilled by books being printed as needed. Innovation and control in the production process enabled us to publish books more quickly and at less cost with first half year savings in excess of £1.7m.

The STM division saw solid profit growth. Its corporate sales had excellent growth across its Pharma business in online subscriptions, particularly for Scrip which have grown by 12% year on year and continue to see an upward trajectory. The acquisition of Citeline and its Trialtrove Global Clinical Trials Database at the end of 2006 has been extremely successful and has increased our penetration of the largest pharmaceutical companies with all of the top 20 Global Pharmaceutical Companies now subscribers to the online service. Connections between Trialtrove and Pharmaprojects, Informa Healthcare's Drug Development Database are being made and the launch of a combined trials and drugs service is planned for Q4.

Events, which contributed approximately 10% of the division's revenues and is made up of the legacy life sciences and pharmaceutical event divisions in IBC and IIR and the exhibition Vitafoods, started the year well. The UK Life Science business in particular had a good first half with revenues up by 21% and adjusted operating profit by 44% driven largely by a focus on higher quality event formats, particularly Large Scale Events, which produced average yield per delegate significantly above last year and the Informa average.

Flagship Large Scale Life Sciences Events such as BioProcess International in the UK and the US events Clinical Trials Congress, Partnering with Central Labs, Drug Delivery and Partnerships with CROs all showed strong growth of both the primary delegate revenue stream and the high margin sponsorship and exhibition revenues.

The Humanities and Social Sciences business which has seen strong revenue growth of 15% is benefiting from the strategic acquisitions made in 2006 and 2007. These have been in core subject areas, including education and the behavioural sciences where the introduction of established titles and lists has brought enhanced market share and growth through cross marketing and selling. Margins have also grown well to 21% from 16.5% at the prior half year, benefiting from acquisition integration savings and the production cost savings mentioned earlier.

Professional

Professional	2007 £'m	2006 £'m	Inc %	Pro forma %
Revenue				
Performance Improvement	109.7	109.9	0	10
Financial Data Analysis	31.2	32.6	-4	-3
Finance Insurance Law and tax	48.8	40.3	21	20
	189.7	182.8	4	10
Adjusted Operating Profit				
Performance Improvement	15.6	15.6	0	11
Financial Data Analysis	8.2	9.1	-10	-2
Finance Insurance Law and tax	14.2	9.4	51	46
	38.0	34.1	11	18
Adjusted Operating Margin	20.0	18.7		

Revenues increased to £189.7m representing 36% of Informa revenue. This is a 4% increase and a pro forma growth rate of 10%. Demonstrating strong operational gearing, this revenue growth translates into an adjusted operating profit growth of 11% and 18% on a pro forma basis surpassing last year 2006's half year and full year adjusted operating profit growth. Acquisitions contributed £3.1m to revenue and £0.8m to adjusted operating profit.

Performance Improvement

In Performance Improvement, which represents 58% of the revenue of the division,

revenue grew on a pro forma basis by 10%.

AchieveGlobal, one of the three largest PI brands, is seeing good growth of 17% proforma revenue with a particularly strong contribution from the retail sector where first half year revenues are over 50% ahead of the same period last year and three of its top clients, Wal-Mart, Office Depot and Coach, all in this developing sector. With the Datamonitor acquisition, who have a very strong retail presence, we have an opportunity to cross-introduce clients, expanding the DM footprint in the US and the AchieveGlobal one in the UK.

Omega Performance, a mid sized PI business specialising in the Financial Services sector, continued its strong growth and international rollout. In the first half of 2007, Omega Performance opened offices in China, Greece, and Nigeria and expanded operations to Malaysia and Thailand. This expanded footprint, as well as continued focus in Omega's traditional geographies, enabled Omega to grow revenues nearly 16% over the same period in 2006 and to deliver an operating profit almost 80% ahead of last year.

Continued investment in new product development and overseas sales force expansion across PI has meant that adjusted operating profit growth has increased on a pro forma basis at 11% just ahead of revenue growth, with much of the drop through from existing client revenue growth being re-invested into the business particular in its overseas sales force as well as intellectual property development.

Finance Insurance Law and Tax

The strongest growth within the division came from the Finance, Insurance, Law and Tax (FILT) unit which includes Informa Professional a market facing unit and the legacy IIR specialist Finance events businesses in both the UK and the US. With revenues at £48.8m and adjusted operating profit at £14.2m representing over 37% of the division's profits FILT had pro forma revenue growth of 20% and adjusted operating profit growth of 46% demonstrating the same strong gearing as full year 2006.

Informa Professional with a particularly strong contribution from its legal portfolio, which includes the on-line data service i-law.com increased adjusted operating profit by 24%. Increases in subscription and licence fee revenue helped the business grow its margin from 17% in the same period in 2006 to 21%.

UK Finance which includes the market leader ICBI, saw strong revenue growth of 32% which translated into 48% operating growth, enhanced by £2m from this year holding one flagship event in June rather than July. Seven of the top 25 global events in the first half are in this portfolio and six of these were in last year's top 25. Delegate revenue, the primary revenue stream, grew by 20% for these events combining good growth in the number of delegates and delegate yield. Sponsorship and Exhibition revenue also grew well, contributing 36% of total revenue for these must attend events and helping drive strong margins.

Financial Data Analysis

Financial Data Analysis was the weakest part of the division.

Informa Global Markets which in 2006 experienced a slight decline in pro forma revenue due primarily to consolidation in the banking community, continued to see some revenue attrition whilst defending 30%+ operating profit margins. Increasing monthly revenue run rates are now suggesting a more encouraging outlook for the rest of the year and in EMEA revenue year to date has grown over 7% from Q306.

Informa Research Services (providing competitive intelligence, market research, and mystery shopping services to the financial industry) had a disappointing start to the year. The core rate information business performed well however the mystery shopping and full service business experienced some weakness.

Informa Investment Solutions (IIS) conversely, with its strong wealth management solution set, had another good set of results successfully integrating Investment Scorecard and thereby growing revenues by 41%. The acquisition has given Informa Investment Solutions greater access to trust banks while expanding the performance measurement and client reporting offering of the legacy IIS business.

iMoneyNet, the publishers of the Money Fund Report also saw revenue growth in the first half of the year after the successful launch last year of their Money Fund Analyser, a browser-based analytical tool designed to help US-based mutual fund companies, banks and insurance companies meet their business goals.

Commercial

Commercial	2007 £'m	2006 £'m	Inc %	Pro forma %
Revenue				
Regional events	123.6	134.3	-8	12
Telecoms & Media	32.9	45.5	-28	23
Maritime & Commodities	35.1	32.3	9	11
	191.6	212.1	-10	14
Adjusted Operating Profit				
Regional events	22.1	25.5	-14	28
Telecoms & Media	13.8	12.1	14	23
Maritime & Commodities	4.7	3.4	38	42
	40.6	41.0	-1	28
Adjusted Operating Margin	21.2	19.3		

Revenues increased by 14% on a pro forma basis to £191.6m representing 35% of total company revenue. Revenue was reduced due to the £39.0m aggregate impact from the absence of the quadrennial IPEX exhibition which was held in 2006 and the changed relationship for the 3GSM World Congress under which profits rather than revenues are shared with the trade association. This arrangement lasts until end of 2009. The impact of this change is to reduce turnover by £18m and has a small impact on adjusted operating profits. The IPEX event in 2006 contributed £21m of turnover and £7.7m of operating profit.

Adjusted operating profit at £40.6m was flat despite the revenue shortfall, demonstrating again the good gearing of this division and its ability to protect profit. On a pro forma basis adjusted operating profit grew by a strong 28%.

Regional Events

The bulk of revenue in this division at 84% comes from events. Regional Events had a good period with a 12% pro forma revenue increase translating into 28% pro forma adjusted operating profit growth.

The Dubai events business one of the largest contributors to Regional Events with 23% of revenue and 42% of adjusted operating profit, had a strong start to the year with 46% pro forma revenue growth.

Flagship events such as Arab Health and Middle East Electricity grew revenues by 19% and 22% respectively and geo-cloned launches such as Cityscape Abu Dhabi beat budgeted revenues and had above average gross profit margins. Held for the first time this year, Cityscape Abu Dhabi welcomed 15,670 participants from 71 countries. In line with Informa's strategy to be media neutral and extend all brands through all media formats, we launched Cityscape Magazine at the beginning of the year. It was profitable from the first issue.

The German and Dutch conference businesses which between them represent over 37% of both revenue and adjusted operating profit of the Regional Events' portfolio had a good start to the year with pro forma revenue growth of 10.5% translating well into a 20.2% operating profit growth. June was a particularly strong month with a profit of £2.9m, twice what was achieved in the same month last year when German events were impacted by the distraction of the World Cup.

The smaller Regional Events businesses are, with the exception of Italy which typically relies on a strong Q4, trading very well. The focus on best practice programme development, marketing KPIs, cost control and productivity is paying off. Their first half combined turnover is some 16% ahead of last year and their aggregate adjusted operating profit shows a 38% advance on last year and 46% growth on a pro forma basis. Within those numbers, the largest business -- Spain -- is 35% up on last year; Sweden has reversed a loss into a record first half profit of £0.44m; Brazil and Poland have both doubled their first half 2006 profits and South Africa is three and a half times higher.

Telecoms and Media

Telecoms and Media which as a market facing unit combines publishing and events revenues enjoyed 23% pro forma revenue growth to reach £32.9m. Revenues were 28% lower than in 2006 due to the change in the relationship with a telecoms trade association over the 3GSM World Congress. Adjusted operating profit though increased by 14% and 23% on a pro forma basis due to an increased focus on cost

control.

The GSM World Series of events is growing strongly and the training business continues to roll out its successful MiniMBA series.

The acquisition of Junction Group, which has delivered strong growth in its core IPTV Event series in the first half, will strengthen and broaden our position in the converging content and technology markets through the year.

Maritime and Commodities

Maritime and Commodities grew revenues by 9% and on a pro forma basis by 11% with a particularly strong performance from Commodities. On an adjusted operating profit basis, Maritime and Commodities grew by 38% and 42% on a pro forma basis.

Commodities had a particularly good start to the year with 43.5% adjusted operating growth on a pro forma basis. Subscription and event revenues are particularly strong as this market facing units repurposes its content and leverages its brands across multiple media. The Maritime business continues to benefit from strong underlying trading conditions in this sector.

Financial Review

Informa's revenue on a pro forma basis was up 10% for the first 6 months compared to the same period in 2006. Adjusted operating profit on the same pro forma basis was up 24%. Revenue at £532.5m was flat compared to 2006 and despite the adverse impact of currency, adjusted operating profit was up 10% with adjusted operating margins increasing by over 2 percentage points to 21.8% from 19.7% in 2006.

Recent acquisitions traded strongly and contributed well to the first half year's results, particularly Lawrence Erlbaum Associates ('LEA' acquired November 2006) which contributed £5.9m to revenue and £2.3m to adjusted operating profits and CiteLine (Acquired November 2006) which contributed £3.1m to revenue and £1.6m to adjusted operating profits. Other acquisitions (including Librapharm acquired July 2006) and Investment Scorecard acquired in April 2007 contributed £5.1m to turnover and £1.6 to adjusted operating profits.

Revenue

In the six months ended 30 June 2007 we recorded revenue of £532.5m which was flat compared to £533.7m in the same period a year earlier. These results were affected by the recent weakness in the US $ which reduced reported sterling revenue by £27m. Also affecting the revenue was the change to the relationship with the 3GSMA (which reduced our revenue from this event by £18m compared to same period in 2006) and the Quadrennial IPEX exhibition last run in 2006 which accounted for £21m of revenue. As mentioned earlier acquisitions offset these impacts contributing £14m to revenues in the period.

Operating Costs
Operating costs overall decreased by 3% (£15.7m) to £457.7m due mainly to the currency impact from a weaker US $. Raw material costs dropped by 12% due to the US dollar exchange rate, the change of the relationship with the GSMA, and savings initiatives within the Academic & Scientific divison. Employee costs increased 4% reflecting investment in new staff (FTEs grew to 8,200 from 7,600 in 2006) to support the strong pro forma growth in the business. Amortisation was flat with Intangible asset growth associated with acquisition activity offset by currency effects with around 50% of all Group intangible fixed assets dollar denominated.

Operating profits increased by 24% (£14.4m) to £74.8m from £60.4m in 2006.

Finance Costs

Finance costs, which consist principally of interest costs net of interest receivable decreased by 4% to £20.4m from £21.3m. This decrease is due to over £150m spent on acquisitions since 1st July 2006 offset by strong cash flow and £38.9m received from the sale of our investment in Blackwell Publishing Group, the prcfit on which is shown in the £33.4m item on the face of the consolidated income statement.

Acquisitions

As mentioned above the Group spent over £150m since 1st July 2006 on acquisitions and related deferred consideration with further details given in note 11. As well as matching the Group's business criteria and strategy the

group continues to apply its rigorous financial investment criteria which are that every acquisition should pay back its initial investment within seven years, be earnings enhancing it in its first full year and associated cash flows must produce a positive Net Present Value within ten years when discounted back at the Groups weighted average cost of capital plus a suitable premium for risk.

On 13th July 2007 the Group announced its second largest acquisition having declared its offer for Datamonitor plc unconditional. Datamonitor will be consolidated from this date. Just prior to its acquisition and not included in these financial statements Datamonitor recorded a strong unaudited financial performance in the six months to 30th July 07 with turnover up 62% to £53.3m and adjusted operating profits up 51% to £11.9m.

Taxation

Across the Group tax has been provided for at an adjusted tax rate of 25.0% (2006: 27.0%). This adjusted tax rate benefits from profits generated in low tax jurisdictions including Dubai.

The effective group tax charge was 21.5% (2006: 24.5%). The tax on the exceptional gain for the disposal of the Blackwell investment is relatively low and reduces the effective tax rate when compared to the 2006 half year.

EPS

Basic and diluted EPS were up 132% compared with 2006.

Adjusted Results

Adjusted operating profit, which is shown in note 4 of these results, is calculated after removing certain items not relating to the pro forma trading operations of the group. This adjusted operating profit increased by 10% to £116.0m from £105.6m.

Adjusted profit before tax increased 14% to £95.6m from £83.8m and adjusted profit for the period increased 17% to £71.7m from £61.2m.

Adjusted Diluted EPS after deducting tax at 25.0% (2005: 27.0%) and minority interests was up 17% to 16.9p from 14.4p.

The board believes these adjusted operational figures provide additional information to explain the pro forma performance and associated trends of the group. Further details are given in note 4 of the results.

Dividend

The Board has reviewed the Group's dividend policy and given the excellent cash flow characteristics of the business and the resilience of our revenue and profit streams we have decided to increase our dividend payout ratio. This will be achieved by reducing our cover so that adjusted diluted earnings per share for the full year are in a range of 2.0 to 2.5 times the dividend.

In line with this new policy and in recognition of the continued good trading prospects, the Board has recommended an interim dividend of 5.6p (2006: 3.3p), this represents an increase of 70% on the 2006 equivalent. The dividend will be payable on 5th October 2007 to ordinary shareholders registered as of the close of business on 7th September, 2007.

Balance sheet

Goodwill increased to £1,126.9m from £1,124.5m principally with additions from the acquisitions made during the period being offset by currency movements as nearly 50% of the Goodwill assets are denominated in US$.

Other intangible assets decreased to £916.1m from £921.1m due to acquisitions in the period offset by the normal amortisation charge which came to £41.1m and exchange rate effects on US dollar denominated assets.

Trade and other receivables rose £18.9m to £211.9m from £193.0m due to acquisitions in the period and due to acquisitions and normal trading variances.

Net debt reduced by £18.0m to £720.4m from £738.4m compared with 31 December 2006, reflecting inter alia operational cash inflows of £94.3m and disposals of assets of £38.9m offset by interest, tax, dividends and capital expenditure together with subsidiary and business acquisitions. In turn due to the structure of the Group's debt which is held in sterling, Euros and US dollars, these net increases are offset by favorable exchange impacts of £7.6m.

In support of the Datamonitor acquisition the group has put in place a new £1.45bn multicurrency 5 year bank loan facility. The Group has also entered into interest rate hedge agreements to the extent that 75% of the current expected interest exposure is effectively covered at fixed rates for the next 2 years. This means that based on current interest rates and current gearing the Group expects to pay a blended interest rate on its debt of around 6.5% pa.

Given the strong cash flow of the Group, its indebtedness expressed as a ratio of net debt to adjusted EBITDA is expected to drop below 3.75 times by the end of December 2008.

Cash conversion (expressed as adjusted cash generated by operations as a percentage of adjusted operating profit, note 10 of the results) was 79% (2006 67%). The inclusion of Datamonitor, which generated in excess of 125% cash conversion in its last two financial years, will increase Informa's cash conversion rates still further.
The decrease in the revaluation reserve of £26.2m reflects the disposal of the Group's investment in Blackwell Publishing Ltd.

The increase in the hedging and translation reserve of £12.9m relates to the net currency impact from retranslating assets held in foreign currencies (principally intangible fixed assets and goodwill) offset by the conversion of liabilities (principally loans) also held in those same currencies.

Deferred income at £172.6m was up 6% compared to the same period in 2006 using a consistent US$ exchange rate.

Informa gross defined pension liabilities disclosed under 'retirement benefit obligations' have reduced by £5.2m compared with 31 December 2006 to £6.0m due mainly to actuarial gains of £4.9m.

Independent Review Report to Informa plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprise the Consolidated Income Statement, the Consolidated Statement of Recognised Income and Expense, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement and related notes 1 to 12. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
Reading
30 August 2007

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Consolidated Income Statement
For the Six Months Ended 30 June 2007 - Unaudited

	Note	6 months ended 30 June 2007 £'000	6 months ended 30 June 2006 £'000	12 months ended 31 December 2006 £'000
Revenue	3	532,500	533,740	1,039,142
Change in inventories of finished goods and work in progress		(2,060)	4,231	2,513
Raw materials and consumables used		(169,874)	(193,401)	(349,930)
Employee benefit expense		(157,631)	(150,910)	(297,248)
Depreciation expense		(4,428)	(4,258)	(9,113)
Amortisation of intangible fixed assets		(43,376)	(43,690)	(86,656)
Impairment of goodwill		-	-	(515)
Other expenses		(80,283)	(85,348)	(169,897)
Operating profit	3	74,848	60,364	128,296
Non-operating income and expense		-	88	-
Profit / (loss) on disposal of available for sale investment		33,365	-	(812)
Finance costs		(22,768)	(22,984)	(45,654)
Investment income		2,370	1,675	4,670
Profit before tax		87,815	39,143	86,500
Tax charge	5	(18,946)	(9,638)	(18,653)
Profit for the period		68,869	29,505	67,847
Attributable to:				
- Equity holders of the parent	9	68,786	29,439	67,368
- Minority interests		83	66	479
Earnings per share	8			
- Basic (p)		16.24	6.99	15.98
- Diluted (p)		16.18	6.96	15.91

Consolidated Statement of Recognised Income and Expense
For the Six Months Ended 30 June 2007 - Unaudited

	6 months Ended 30 June 2007 £'000	6 months Ended 30 June 2006 £'000	12 months Ended 31 December 2006 £'000
Gains on cash flow hedges	4,599	7,114	4,800
Loss on translation of foreign operations	(14,285)	(17,781)	(62,590)
Actuarial gains on defined benefit pension schemes	4,939	6,718	6,817
Tax on items taken directly to equity	(2,862)	(3,475)	(8,871)

Revaluation of available for sale investment	-	-	33,390
Net loss recognised directly in equity	(7,609)	(7,424)	(26,454)
Transferred to profit or loss on cash flow hedges	(1,878)	(621)	(2,572)
Profit for the period	68,869	29,505	67,847
Total recognised income and expense for the period	59,382	21,460	38,821
Attributable to:			
- Equity holders of the parent	59,299	21,394	38,342
- Minority interests	83	66	479

Consolidated Balance Sheet
As at 30 June 2007 - Unaudited

	Note	30 June 2007 £'000	30 June 2006 £'000	31 December 2006 £'000
ASSETS				
Non-current assets				
Goodwill		1,126,951	1,122,458	1,124,529
Other intangible assets		916,109	900,388	921,229
Property and equipment		23,053	25,274	23,143
Available for sale investments		1,012	6,566	1,012
Deferred tax assets		19,808	8,479	19,900
Derivative financial instruments		10,038	-	6,339
		2,096,971	2,063,165	2,096,152
Current assets				
Inventory		31,574	35,849	33,601
Available for sale investments		-	-	38,943
Trade and other receivables		211,862	182,815	192,987
Cash and cash equivalents		2,635	6,672	19,478
Derivative financial instruments		775	10,010	1,357
		246,846	235,346	286,366
Non-current assets classified as held		2,247	4,574	2,247
Total assets		2,346,064	2,303,085	2,384,765
EQUITY AND LIABILITIES				
Capital and reserves	9			
Called up share capital		42,455	42,236	42,327
Share premium account		504,779	499,026	501,310
Reserve for shares to be issued		3,848	1,903	2,803
Merger reserve		496,400	496,400	496,400
Other reserve		37,398	37,398	37,398
ESOP trust shares		(1,684)	(3,334)	(3,332)
Revaluation reserve		-	-	26,190
Hedging and translation reserve		(72,898)	(12,340)	(59,954)
Retained losses		(77,760)	(136,229)	(111,742)
Equity attributable to equity holders of the parent		932,538	925,060	931,400
Minority interests		166	176	589
Total equity		932,704	925,236	931,989
Non-current liabilities				
Long-term borrowings		617,373	689,147	654,841
Deferred tax liabilities		238,317	233,626	244,320
Retirement benefit obligation		6,038	11,186	11,219
Provisions		11,147	2,212	11,769
Trade and other payables		4,563	3,858	3,293
		877,438	940,029	925,442
Current liabilities				
Short-term borrowings		105,606	59,770	103,033

Current tax liabilities	96,200	64,267	75,227
Provisions	726	3,467	1,558
Trade and other payables	160,734	144,712	166,144
Deferred income	172,656	165,604	181,372
	535,922	437,820	527,334
Total liabilities	1,413,360	1,377,849	1,452,776
Total equity and liabilities	2,346,064	2,303,085	2,384,765

The Board of Directors approved this Interim Report on 30 August 2007.

Consolidated Cash Flow Statement
For the Six Months Ended 30 June 2007 - Unaudited

	Note	6 months ended 30 June 2007 £'000	6 months ended 30 June 2006 £'000	12 months ended 31 December 2006 £'000
Operating activities				
Cash generated by operations	10	94,254	67,187	219,358
Income taxes paid		(11,034)	(9,095)	(32,466)
Interest element of finance lease payments		-	(2)	-
Interest paid		(19,897)	(19,069)	(42,845)
Net cash from operating activities		63,323	39,021	144,047
Investing activities				
Investment income		2,370	1,675	4,670
Proceeds on disposal of property, equipment and non-current assets classified as held for sale		72	49	2,996
Purchases of intangible software assets		(11,338)	(2,704)	(13,936)
Purchases of property and equipment		(4,120)	(7,351)	(9,705)
Disposal of available for sale investment		38,893	-	-
Acquisition of subsidiaries and businesses	11	(43,958)	(29,784)	(136,207)
Net cash used in investing activities		(18,081)	(38,115)	(152,182)
Financing activities				
Dividends paid	7	(37,759)	(25,275)	(39,160)
Repayments of borrowings		(201,785)	(146,615)	(352,185)
New bank loans raised		173,986	157,590	397,514
Repayments of obligations under finance leases		-	(28)	(28)
Proceeds from the issue of share capital		3,592	2,284	4,659
Net cash (used in) / from financing activities		(61,966)	(12,044)	10,800
Net (decrease) / increase in cash and cash equivalents	10	(16,724)	(11,138)	2,665
Cash and cash equivalents at beginning of period		18,750	16,085	16,085
Cash and cash equivalents at end of period net of overdrafts	10	2,026	4,947	18,750

Notes to the Unaudited Interim Statements
For the Six Months Ended 30 June 2007

1 General information

Informa plc is a company incorporated in the United Kingdom. The unaudited consolidated interim financial statements as at 30 June 2007 and for the six months then ended comprise those of the Company and its subsidiaries and its

interests in associates and jointly controlled entities (together referred to as the 'Group').

The information for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' Report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group as at, and for the year ended, 31 December 2006 are available upon request from the Company's registered office at Mortimer House, 37-41 Mortimer Street, London, W1T 3JH or at www.informa.com.

2 Accounting policies and estimates

The consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS). The Group has chosen not to apply IAS 34 'Interim Financial Reporting' in the preparation of these consolidated interim financial statements.

The accounting policies applied by the Group in the consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements for the year ended 31 December 2006.

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial statements as at and for the year ended 31 December 2006.

Notes to the Unaudited Interim Statements - continued
For the Six Months Ended 30 June 2007

3 Business Segments

For management purposes, the Group is currently organised into three operating divisions, Academic & Scientific, Professional and Commercial. These divisions are the basis on which the Group reports its primary segment information.

Analysis by market sector

	Revenue			Operating profit		
	6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000	6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000
Academic & Scientific Division						
Scientific, Technical & Medical	90,682	86,112	178,738	15,435	13,085	31,922
Humanities & Social Sciences	60,525	52,737	116,511	7,917	5,430	15,906
	151,207	138,849	295,249	23,352	18,515	47,828
Professional Division						
Performance Improvement	109,736	109,925	225,794	7,166	4,414	17,709
Financial Data Analysis	31,241	32,617	63,641	6,899	7,326	15,823
Finance, Insurance, Law & Tax	48,789	40,276	83,287	9,907	4,789	12,615
	189,766	182,818	372,722	23,972	16,529	46,147
Commercial Division						
Regional Events	123,537	134,262	241,045	9,726	11,144	12,525
Telecoms &						

Media	32,942	45,528	64,736	13,066	10,942	14,542
Maritime & Commodities	35,048	32,283	65,390	4,732	3,234	7,254
	191,527	212,073	371,171	27,524	25,320	34,321
	532,500	533,740	1,039,142	74,848	60,364	128,296

	Adjusted operating profit 6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000
Academic & Scientific Division			
Scientific, Technical & Medical	24,698	21,164	50,618
Humanities & Social Sciences	12,737	8,708	26,936
	37,435	29,872	77,554
Professional Division			
Performance Improvement	15,648	15,631	34,726
Financial Data Analysis	8,184	9,128	19,064
Finance, Insurance, Law & Tax	14,151	9,382	22,012
	37,983	34,141	75,802
Commercial Division			
Regional Events	22,044	25,532	42,280
Telecoms & Media	13,770	12,106	16,151
Maritime & Commodities	4,733	3,418	7,304
	40,547	41,056	65,735
Adjusted operating profit (Note 4)	115,965	105,069	219,091

Notes to the Unaudited Interim Statements - continued
For the Six Months Ended 30 June 2007

4 Adjusted Figures

	6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000
Reconciliation of operating profit to adjusted operating profit:			
Operating profit	74,848	60,364	128,296
Adjusting operating profit items			
Restructuring and reorganisation costs1	-	2,863	7,203
Intangible asset amortisation2	41,117	41,842	83,077
Impairment of goodwill	-	-	515
Adjusting operating profit items	41,117	44,705	90,795
Adjusted operating profit	115,965	105,069	219,091
Reconciliation of statutory profit before tax to adjusted profit before tax:			
Profit before tax	87,815	39,143	86,500
Adjusting operating profit items	41,117	44,705	90,795

(Profit) / loss on disposal of available for sale investment	(33,365)	-	812
Adjusting profit before tax items	7,752	44,705	91,607
Adjusted profit before tax	95,567	83,848	178,107
Reconciliation of profit for the period to adjusted profit for the period:			
Profit for the period	68,869	29,505	67,847
Adjusted profit before tax items	7,752	44,705	91,607
Attributable tax expense on adjusting items	(4,954)	(13,034)	(27,301)
Adjusting profit for the period items	2,798	31,671	64,306
Adjusted profit for the period	71,667	61,176	132,153

1 Restructuring and reorganisation costs for the six months ended 30 June 2006 of £2,863,000 relate to acquisition integration. Restructuring and reorganisation costs for the twelve months ended 31 December 2006 of £7,203,000 comprises of reorganisation costs of £3,672,000, redundancy costs of £2,467,000 and vacant property provisions of £1,064,000.

2 Excludes software amortisation.

Notes to the Unaudited Interim Statements - continued
For the Six Months Ended 30 June 2007

5 Tax charge

	6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000
Current tax:			
United Kingdom corporation tax	22,851	9,922	20,555
Foreign tax	9,111	5,922	22,925
	31,962	15,844	43,480
Deferred tax:			
Current year	(13,016)	(6,206)	(24,827)
	18,946	9,638	18,653

UK corporation tax is calculated at 30 per cent (2006: 30 per cent) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reduction in the UK tax rate to 28% (from 30%) was substantively enacted at 30 June 2007. As a result all UK deferred tax balances have been restated at 28%. The reduction in the rate will apply from 1 April 2008 and will therefore impact the current tax charge for the year to 31 December 2008.

Notes to the Unaudited Interim Statements - continued
For the Six Months Ended 30 June 2007

6 Joint ventures

The Group has a 50% interest in one joint venture (2006: two) and includes results from these as follows:

	6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000
Income	342	770	1,717
Expenses	(246)	(739)	(1,486)
Operating profit	96	31	231

7 Dividends

	6 months 2007	6 months 2006	12 months 2006

	£'000	£'000	£'000
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2005 of 6.00p per share	-	25,275	25,275
Interim dividend for the year ended 31 December 2006 of 3.30p per share	-	-	13,885
Final dividend for the year ended 31 December 2006 of 8.90p per share	37,759	-	-
	37,759	25,275	39,160

The proposed interim dividend for the six months ended 30 June 2007 of 5.60 pence per share was approved by the Board on 30 August 2007 and has not been included as a liability as at 30 June 2007.

Notes to the Unaudited Interim Statements - continued
For the Six Months Ended 30 June 2007

8 Earnings per share

Basic

The basic earnings per share calculation is based on a profit attributable to equity shareholders of the parent of £68,786,000 (2006 profit: £29,439,000 six months and £67,368,000 twelve months). This profit on ordinary activities after taxation is divided by the weighted average number of shares in issue (less those non-vested shares held by employee share ownership trusts) which is 423,518,487 (2006: 421,235,091 six months and 421,619,174 twelve months).

Diluted

The diluted earnings per share calculation is based on the basic earnings per share calculation above except that the weighted average number of shares includes all potentially dilutive options granted by the Balance Sheet date as if those options had been exercised on the first day of the accounting period or the date of the grant, if later, giving a weighted average of 425,130,597 (2006: 423,270,461 six months and 423,346,817 twelve months).

The table below sets out the adjustment in respect of diluted potential ordinary shares:

	6 months 2007	6 months 2006	12 months 2006
Weighted average number of shares used in basic earnings per share calculation	423,518,487	421,235,091	421,619,174
Effect of dilutive share options	1,612,110	2,035,370	1,727,643
Weighted average number of shares used in diluted earnings per share calculation	425,130,597	423,270,461	423,346,817

Adjusted earnings per share
The basic and diluted adjusted earnings per share calculations have been made to allow shareholders to gain a further understanding of the trading performance of the Group. They are based on the basic and diluted earnings per share calculations above except that profits are based on continuing operations attributable to equity shareholders and are adjusted for items that are not perceived by management to be part of the underlying trends in the business and the tax effect on those adjusting items as follows:

	6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000
Profit for the period	68,869	29,505	67,847
Minority interests	(83)	(66)	(479)
Adjusting items net of attributable taxation (Note 4)	2,798	31,671	64,306
Adjusted profit for the period attributable to equity shareholders	71,584	61,110	131,674

Earnings per share:

- Adjusted basic (p)	16.90	14.51	31.23
- Adjusted diluted (p)	16.84	14.44	31.10

Notes to the Unaudited Interim Statements - continued
For the Six Months Ended 30 June 2007

9 Capital and Reserves

	Called up share capital £'000	Share premium account £'000	Reserve for shares to be issued £'000	Merger reserve £'000	Other reserve £'000	ESOP trust shares £'000	Revaluation Reserve £'000	Hedg tran
At 1 January 2006	42,152	496,826	1,124	496,400	37,398	(3,334)	-	
Profit for the period attributable to equity holders of the parent	-	-	-	-	-	-	-	
Actuarial gain on defined benefit pension scheme	-	-	-	-	-	-	-	
Tax on items taken directly to equity	-	-	-	-	-	-	-	
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	
Fair value gains on cash flow hedges	-	-	-	-	-	-	-	
Transfer to income	-	-	-	-	-	-	-	
Dividends to shareholders (note 7)	-	-	-	-	-	-	-	
Share award expense	-	-	779	-	-	-	-	
Options exercised	84	-	-	-	-	-	-	
Premium arising on options exercised during period	-	2,200	-	-	-	-	-	
At 30 June 2006	42,236	499,026	1,903	496,400	37,398	(3,334)	-	
Profit for the period attributable to equity holders of the parent	-	-	-	-	-	-	-	
Actuarial gain on defined benefit	-	-	-	-	-	-	-	

pension scheme							
Tax on items taken directly to equity	-	-	-	-	-	-	(7,200)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-
Fair value loss on cash flow hedges	-	-	-	-	-	-	-
Transfer to income	-	-	-	-	-	-	-
Dividends to shareholders (note 7)	-	-	-	-	-	-	-
Share award expense	-	-	902	-	-	-	-
Options exercised	91	-	(2)	-	-	2	-
Premium arising on options exercised during period	-	2,284	-	-	-	-	-
Revaluation of available for sale investment	-	-		-	-	-	33,390
At 1 January 2007	42,327	501,310	2,803	496,400	37,398	(3,332)	26,190
Profit for the period attributable to equity holders of the parent	-	-	-	-	-	-	-
Actuarial gain on defined benefit pension scheme	-	-	-	-	-	-	-
Tax on items taken directly to equity	-	-	-	-	-	-	7,200
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-
Fair value gains on cash flow hedges	-	-	-	-	-	-	-
Transfer to income	-	-	-	-	-	-	-
Dividends to shareholders (note 7)	-	-	-	-	-	-	-
Share award expense	-	-	1,045	-	-	-	-

Options exercised	128	-	-	-	-	1,648	-
Premium arising on options exercised during period	-	3,469	-	-	-	-	-
Sale of available for sale investment	-	-	-	-	-	-	(33,390)
At 30 June 2007	42,455	504,779	3,848	496,400	37,398	(1,684)	-

As at 30 June 2007 the Informa Employee Share Trust held 302,978 (2006: 632,775 at 30 June 2006 and 618,718 at 31 December 2006) ordinary shares in the Company at a cost of £1,740,000 (2006: £3,641,000 at 30 June 2006 and £3,639,000 at 31 December 2006) and a market value of £1,689,000 (2006: £2,729,000 at 30 June 2006 and £3,694,000 at 31 December 2006). Informa Quest Ltd held 106,495 (2006: 111,455 at 30 June 2006 and 106,495 at 31 December 2006) ordinary shares at a book cost of £106,000 (2006: £nil at 30 June 2006 and £106,000 at 31 December 2006) and a market value of £594,000 (2006: £480,650 at 30 June 2006 and £636,000 at 31 December 2006). These shares have not yet been allocated to individuals and accordingly, dividends on these shares have been waived.
At 30 June 2007 the Group held 0.1% (2006: 0.2% at 30 June 2006, 0.2% at 31 December 2006) of its own called up share capital.

Notes to the Unaudited Interim Statements - continued
For the Six Months Ended 30 June 2007

10 Notes to the Cash Flow Statement

	6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000
Operating profit	74,848	60,364	128,296
Adjustments for:			
Depreciation of property and equipment	4,428	4,258	9,113
Amortisation of intangible assets	43,376	43,690	86,656
Impairment of goodwill	-	-	515
Gain on disposal of property and equipment	6	10	23
Operating cash flows before movements in working capital	122,658	108,322	224,603
Decrease / (increase) in inventories	2,088	(4,437)	211
(Increase) / decrease in receivables	(16,547)	11,868	9,866
Decrease in payables	(13,928)	(49,684)	(15,185)
Movement in other operating items	(17)	1,118	(137)
Cash generated by operations	94,254	67,187	219,358

Adjusted cash generated by operations

	6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000
Adjusted operating profit (Note 4)	115,965	105,069	219,091
Cash generated by operations	94,254	67,187	219,358
Restructuring and reorganisation costs	-	2,863	7,203
Adjusting items on a cash flow basis	94,254	70,050	226,561
Accrued in prior period	5,725	4,426	4,426
Accrued at period end	(8,166)	(4,056)	(5,725)
Adjusted cash generated by operations	91,813	70,420	225,262

	6 months	6 months	12 months

	2007 %	2006 %	2007 %
Percentage of adjusted operating profit converted to adjusted cash generated by operations	79	67	103

Analysis of changes in net debt

	At 1 January 2007 £'000	Non-cash movements £'000	Cash flow £'000	Exchange movements £'000	At 30 June 2007 £'000
Cash at bank and in hand	19,478	-	(16,843)	-	2,635
Overdrafts	(728)	-	119	-	(609)
Net cash	18,750	-	(16,724)	-	2,026
Bank loans due in less than one year	(102,055)	-	(2,738)	46	(104,747)
Loan notes due in less than one year	(250)	-	-	-	(250)
Bank loans due in more than one year	(654,841)	(582)	30,537	7,513	(617,373)
Finance leases due in less than one year	(8)	-	-	-	(8)
Finance leases due in more than one year	(6)	-	-	-	(6)
Total	(738,410)	(582)	11,075	7,559	(720,358)

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

Notes to the Unaudited Interim Statements - continued
For the Six Months Ended 30 June 2007

11 Business Combinations
Cash paid on acquisition net of cash acquired

	Date acquired	6 months 2007 £'000	6 months 2006 £'000	12 months 2006 £'000
Current period acquisitions				
Prepaid Card Expo	19 January 2007	1,518	-	-
By Legal for Legal Limited	31 January 2007	228	-	-
MECOM & MEMEX	22 February 2007	874	-	-
Nicholas Publishing International	25 February 2007	749	-	-
Infoline Conferences Limited	23 March 2007	4,347	-	-
Investment Scorecard, Inc.	4 April 2007	25,180	-	-
Forum Pacific Rim Franchises	11 May 2007	4,089	-	-
TMTG Asia Pte Ltd	14 June 2007	847	-	-
Other		1,166	-	-
Prior-year acquisitions				
2006 acquisitions:				
Cavendish Publishing Limited		-	6,055	6,055
M-Solutions		-	10,194	10,143
Cordial Events Limited		-	-	1,491
IPEX		-	7,344	7,343
Parks & Company		64	-	2,522
Librapharm Limited		-	-	22,213
Integrated Cultures Inc.		-	-	1,304
IPSA, Inc.		-	-	3,710
David Fulton Publishers Limited		(53)	-	4,684
FAB4		-	-	288
Abu Dhabi Wedding Show		-	-	536
Lawrence Erlbaum Associates,				

Inc.	-	-	34,806
Citeline, Inc.	-	-	24,768
Junction Limited	32	-	6,382
Other	-	6,110	3,860
2005 acquisitions:			
Mark Two Communications BV	49	-	-
Medic-to-Medic1	4,087	-	113
IIR Holdings Limited2	-	-	2,417
Other	86	81	84
2004 acquisitions:			
Cass3	-	-	3,328
Dekker	-	-	160
Falconbury Limited	499	-	-
Other	196	-	-
	43,958	29,784	136,207

1 In respect of the Medic-to-Medic acquisition, the deferred consideration was paid in 2007.

2 Cash paid in relation to the July 2005 acquisition of IIR Holdings Limited was in respect of deferred consideration for the Omega group of performance improvement businesses.

3 In respect of the Cass acquisition, an earn out payment was made during 2006.

Notes to the Unaudited Interim Statements - continued
For the Six Months Ended 30 June 2007

12 Post Balance Sheet Events

The following acquisitions were made subsequent to the period end. The consideration amounts disclosed are based on completion accounts and are subject to change.

	Date acquired	Consideration £'000
HQ Link Pte Limited	3 July 2007	3,259
Shared insights	9 July 2007	3,469
Datamonitor plc1	13 July 2007	502,000
Productivity Press	31 July 2007	5,365
The Superyacht Cup	3 August 2007	1,279

1On 13 July 2007, the Group declared its £502m offer for the issued share capital of Datamonitor plc, a leading global provider of market intelligence through on-line data, analysis and forecasting platforms, unconditional in all respects. Settlement of the consideration due under the offer began on 27 July 2007 in respect of those valid offer acceptances received by 13 July 2007 representing 76.05% of the existing issued Datamonitor plc share capital. The remaining consideration will be paid within 14 days of further valid acceptances being received.

Directors and Advisers

Directors

Peter Rigby (Chairman)
David Gilbertson (Chief Executive)
Anthony Foye (Finance Director)
Derek Mapp (Senior Non-Executive Director)
Sean Watson (Non-Executive Director)
Dr Pamela Kirby (Non-Executive Director)
John Davis (Non-Executive Director)

Registered Office

Informa plc
Mortimer House
37-41 Mortimer Street
London W1T 3JH

Registration

Registered in England and Wales Number 3099067

Secretary
John Burton

Stockbrokers
Hoare Govett Limited

250 Bishopsgate
London EC2M 4AA
Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Public Relations
Maitland
Orion House
5 Upper St Martin's Lane
London WC2H 9EA

Principal Lawyers
CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Auditors
Deloitte & Touche LLP
Chartered Accountants
Abbots House, Abbey Street
Reading
Berkshire RG1 3BD

Informa PLC - Holding(s) in Company

Informa PLC
23 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Informa PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different):

22 August 2007

6. Date on which issuer notified:

23 August 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

Standard Life Investments Ltd disposed of 486,677 voting rights.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN code GB0002625654

Situation prior to the triggering transaction

Number of shares	Number of voting Rights
21,256,452	21,256,452

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
17,130,681	17,130,681	3,639,094	4.034%	0.857%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
20,769,775	4.892%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Alison Kennedy
Corporate Governance Manager - Engagement
Standard Life Investments Ltd

15. Contact telephone number:

(0131) 245 2289

invest gate

Informa PLC - Director/PDMR Shareholding

Informa PLC
22 August 2007

INFORMA PLC
22 AUGUST 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   INFORMA PLC

2. State whether the notification relates to

   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   Relates to (iii)

3. Name of person discharging managerial responsibilities/director

   Peter Rigby (Director)

   David Gilbertson (Director)

   Anthony Foye (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the

person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby	636,013	0.150%	(includes connected person interests)
David Gilbertson	697,902	0.165%	(includes connected person interests)
Anthony Foye	355,730	0.084%	(includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	25
David Gilbertson	25
Anthony Foye	25

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.03

14. Date and place of transaction

21 August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby	636,038	0.150%	(includes connected person interests)
David Gilbertson	697,927	0.165%	(includes connected person interests)

Anthony Foye 355,755 0.084% (includes connected person interests)

16. Date issuer informed of transaction

21 August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital and voting rights as of today is 424,610,945

24. Name of contact and telephone number for queries

Sonia Richmond - Deputy Company Secretary

Tel: 020 7017 4314

Name of duly authorised officer of issuer responsible for making notification

John Burton - Company Secretary

Date of notification

22 August 2007

Informa PLC - Delisting of Datamonitor

Informa PLC
10 August 2007

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

10 August 2007

Recommended cash Offer for Datamonitor

Informa plc - Delisting of Datamonitor plc

The directors of Datamonitor, a subsidiary of Informa plc, announce that, following applications to the UK Listing Authority and the London Stock Exchange, the listing of Datamonitor's ordinary shares of 10 pence each (the 'Shares') on the Official List has been cancelled and the Shares have ceased trading on the London Stock Exchange, in each case with effect from 8 a.m. this morning.

This follows the announcement by Informa plc on 13 July 2007 that the offer by Informa Acquisitions for all of the issued and to be issued share capital of Datamonitor had been declared unconditional in all respects.

Terms defined in the Offer Document dated 14 May 2007 have the same meaning in this announcement.

Enquiries

Informa Peter Rigby David Gilbertson Anthony Foye Susanna Kempe	Tel: +44 20 7017 5000
Greenhill (financial adviser to Informa) Simon Borrows Peter Bell	Tel: +44 20 7198 7400
Maitland (PR adviser to Informa) William Clutterbuck Emma Burdett	Tel: +44 20 7379 5151

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Informa and Informa Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Informa and Informa Acquisitions for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

LongAcre Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Datamonitor and no one else in connection with the Offer and will not be responsible to anyone other than Datamonitor for providing the protections afforded to clients of LongAcre Partners nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. In particular, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless otherwise determined by Informa Acquisitions and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such jurisdiction. Accordingly, unless otherwise determined by Informa Acquisitions, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Informa PLC - Holding(s) in Company

Informa PLC
09 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Informa Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.):

Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
Lloyds TSB Registrars Savings Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction and date on which the threshold is crossed or reached if different):

08 August 2007

6. Date on which issuer notified:

09 August 2007

7. Threshold(s) that is/are crossed or reached:

Dropped from 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares Situation previous to

if possible using the ISIN CODE	the Triggering transaction	
	Number of shares	Number of voting Rights
0262565 Ord GBP0.10	12,779,618	12,779,618

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
0262565 Ord GBP0.10	12,179,618	0	12,179,918	0	2.868

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,179,618	2.868

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

11,460 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,963 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,398 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Llbyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

17,592 Shares are held by Lloyds TSB Registrars Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

12,147,205 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Andrew Georgeson

15. Contact telephone number:

+44 (0) 1444 418127

Informa PLC - Holding(s) in Company

Informa PLC
06 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Informa PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different):

3 August 2007

6. Date on which issuer notified:

6 August 2007

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details:

Standard Life Investments Ltd disposed of 575,000 voting rights.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights

GB0002625654	25,765,132	25,765,132

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
GB0002625654	21,511,091		21,511,091	3,679,041	5.066%	0.866%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
25,190,132	5.933%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Alison Kennedy
Corporate Governance Manager - Engagement
Standard Life Investments Ltd

15. Contact telephone number:

(0131) 245 2289

Informa PLC - Total Voting Rights

Informa PLC
31 July 2007

Informa PLC

31 July 2007

Total Voting Rights

In conformity with the Disclosure and Transparency Rules, Informa PLC (the 'Company') wishes to notify the market of the following:

As at date of this announcement, the Company's issued share capital consists of 424,607,137 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 424,607,137.

The above figure (424,607,137) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FSA's Disclosure and Transparency Rules.

invest gate

Informa PLC - Holding(s) in Company

Informa PLC
27 July 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Informa plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	2,892,991*
Chase GA Group Nominees Limited	7,307,558*
Chase Nominees Limited	473,776*
CUIM Nominees Limited	2,391,763*

*donates direct interest

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

26 July 2007

6. Date on which issuer notified:

7. Threshold(s) that is/are crossed or reached:

2% to 3% Change at Direct Interest level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares		
GB0002625654	Below 3%	Below 3%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002625654	13,066,088	13,066,088	Not disclosable	3.08%	Not disclosable

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)

Number of voting rights	% of voting rights
13,066,088	3.08%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 424,607,137.

14. Contact name:

Neil Whittaker

15. Contact telephone number:

01603 684420

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on

exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

invest gate

Informa PLC - Director/PDMR Shareholding

Informa PLC
24 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director

PETER RIGBY (DIRECTOR)

DAVID GILBERTSON (DIRECTOR)

ANTHONY FOYE (DIRECTOR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PETER RIGBY	635,992	0.150%	(INCLUDES CONNECTED PERSON INTERESTS)
DAVID GILBERTSON	697,881	0.165%	(INCLUDES CONNECTED PERSON INTERESTS)
ANTHONY FOYE	355,709	0.084%	(INCLUDES CONNECTED PERSON INTERESTS)

8. State the nature of the transaction

ACQUISITION BY INFORMA INVESTMENT PLAN TRUSTEES LIMITED, THE TRUSTEE OF THE INFORMA PLC INVESTMENT PLAN (SIP), OF PARTNERSHIP SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

	PARTNERSHIP SHARES
PETER RIGBY	21
DAVID GILBERTSON	21
ANTHONY FOYE	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	PARTNERSHIP SHARES
PETER RIGBY	LESS THAN 0.001%
DAVID GILBERTSON	LESS THAN 0.001%
ANTHONY FOYE	LESS THAN 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.865

14. Date and place of transaction

23 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PETER RIGBY	636,013	0.150%	(INCLUDES CONNECTED PERSON INTERESTS)
DAVID GILBERTSON	697,902	0.165%	(INCLUDES CONNECTED PERSON INTERESTS)
ANTHONY FOYE	355,730	0.084%	(INCLUDES CONNECTED PERSON INTERESTS)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

ISSUED SHARE CAPITAL AND VOTING RIGHTS AS OF TODAY IS 424,607,137

24. Name of contact and telephone number for queries

SONIA RICHMOND - DEPUTY COMPANY SECRETARY
TEL: 020 7017 4314

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN BURTON - COMPANY SECRETARY

Date of notification

24 JULY 2007

Informa PLC - Holding(s) in Company-Amend

Informa PLC
20 July 2007

The 'Holding(s) in Company' announcement released on 11 July 2007 at 16.12 under RNS No 0892A has been amended.

Amendments are identified with an asterisk (*).

The full amended text is shown below.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Informa plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : Correction (X)

3. Full name of person(s) subject to the notification obligation:

Allianz SE

4. Full name of shareholder(s) (if different from 3.):

Allianz Global Investors Global
Business Unit

5. Date of the transaction and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:

20 July 2007*

7. Threshold(s) that is/are crossed or reached:

Less than 3%*

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002625654		

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
GB0002625654				*		*

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
*	Less than 3%*

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Allianz Global Investors Global Business unit is a wholly owned subsidiary of Allianz SE.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Andrew Stevens

15. Contact telephone number:

020 7475 5472

Annex Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):	Allianz SE
Contact address (registered office for legal entities):	Koniginastrasse 28 80802 Munich Germany
Phone number:	+49 89 38 00 00
Other useful information (at least legal representative for legal persons):	

B: Identity of the notifier, if applicable

Full name:	Dresdner Kleinwort Group Limited
Contact address:	30 Gresham Street London EC2V 7PG
Phone number:	020 7623 8000
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):	subsidiary

C: Additional information :

Informa PLC - Update on Acceptances

Informa PLC
20 July 2007

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

20 July 2007

Recommended cash Offer for Datamonitor

Update on acceptances received

On 13 July 2007, Informa announced that the recommended cash Offer made by Informa Acquisitions for Datamonitor at a price of 650 pence per Datamonitor Share had been declared unconditional in all respects.

The Board of Informa announces that as at 3.00pm on 20 July 2007 valid acceptances of the Offer had been received in respect of a total of 65,868,251 Datamonitor Shares representing 91.3 per cent. of the existing issued share capital of Datamonitor.

None of the acceptances referred to above were received from persons acting in concert with Informa Acquisitions or Informa. The total acceptances includes valid acceptances of the Offer received in respect of a total of 12,021,327 Datamonitor Ordinary Shares, representing approximately 16.7 per cent. of the issued share capital of Datamonitor for which irrevocable undertakings to accept the Offer had been received.

De-listing and compulsory acquisition of Datamonitor Shares

Informa Acquisitions now intends to exercise its rights pursuant to the provisions of sections 979 to 982 (inclusive) of the Companies Act 2006 to acquire compulsorily the remaining Datamonitor Shares, in respect of which the Offer has not been accepted, in each case on the same terms as the Offer.

Informa Acquisitions will now procure that Datamonitor makes applications to cancel the listing of Datamonitor Shares from the UKLA's Official List and to cancel admission to trading in Datamonitor Shares on the London Stock Exchange's main market for listed securities. Delisting will significantly reduce the liquidity and marketability of any Datamonitor Shares not acquired under the Offer.

It is anticipated that the cancellation of listing on the Official List and of admission to trading on the London Stock Exchange will take effect on 10 August 2007.

It is currently intended that, following the cancellation of the listing of the Datamonitor Shares on the Official List and the cancellation of admission to trading of Datamonitor Shares on the London Stock Exchange's main market for listed securities, Datamonitor may be re-registered as a private company under the relevant provisions of the Companies Act 1985.

Further acceptances

The Offer (including the Loan Note Alternative) remains open for acceptance until further notice. Datamonitor Shareholders who wish to accept the Offer, but have not yet done so, are strongly encouraged (in the case of Datamonitor Shares which are not held in CREST) to complete and return a Form of Acceptance or (in the case of Datamonitor Shares held in uncertificated form (that is, held in CREST)) to take the action set out in paragraph 14 of the letter from Informa in Part II of the Offer Document, in each case as soon as possible.

General

Save as set out in this announcement, neither Informa, nor Informa Acquisitions nor any person acting in concert with Informa or Informa Acquisitions, has an interest in or right to subscribe for relevant securities of Datamonitor or has any short position in relation to relevant securities of Datamonitor (whether conditional or absolute and whether in money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Datamonitor.

Save for the irrevocable undertakings described in the Offer Document, neither Informa, nor Informa Acquisitions nor any person acting in concert with Informa or Informa Acquisitions has borrowed or lent any relevant securities nor has any arrangement in relation to relevant securities been made. For these purposes, 'arrangement' includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

All times referred to in this announcement are London times.

Terms defined in the Offer Document have the same meanings in this announcement. The terms 'acting in concert' and 'relevant securities' have the same meanings as in the City Code.

Enquiries

Informa Peter Rigby David Gilbertson Anthony Foye Susanna Kempe	Tel: +44 20 7017 5000
Greenhill (financial adviser to Informa) Simon Borrows Peter Bell	Tel: +44 20 7198 7400
Merrill Lynch (joint broker to Informa) Mark Astaire Andrew Osborne	Tel: +44 20 7628 1000
ABN Amro Hoare Govett (joint broker to Informa) Sara Hale Caroline Harris	Tel: +44 20 7678 8000
Maitland (PR adviser to Informa) William Clutterbuck Emma Burdett	Tel: +44 20 7379 5151

This announcement is not intended to and does not constitute, or form any part of, any offer to sell or any solicitation of any offer to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of the information contained or referred to in the Offer Document and (in the case of Datamonitor Shares held in certificated form) the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to persons not resident in the United Kingdom. The Offer Document is available for public inspection and has also been posted on Informa's website.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Informa and Informa Acquisitions and no??one else in connection with the Acquisition and will not be responsible to anyone other than Informa and Informa Acquisitions for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

LongAcre Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Datamonitor and no one else in connection with the Offer and will not be responsible to anyone other than Datamonitor for providing the protections afforded to clients of LongAcre Partners nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in

accordance with the laws of jurisdictions outside the UK.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. In particular, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless otherwise determined by Informa Acquisitions and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such jurisdiction. Accordingly, unless otherwise determined by Informa Acquisitions, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Offer are not, and will not be, registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sole, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction. In addition, the relevant clearances and registrations have not been, and will not be, sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Offer Document.

In accordance with normal UK market practice, Informa Acquisitions or any person acting on its behalf may from time to time make certain market or private purchases of, or arrangements to purchase, directly or indirectly, Datamonitor Shares other than pursuant to the Offer. Any information about such purchases will be publicly announced as required by law or regulation in the UK.

Informa PLC - Holding(s) in Company

Informa PLC
20 July 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Informa PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

18 July 2007

6. Date on which issuer notified:

19 July 2007

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified details:

Standard Life Investments Ltd disposed of 753,078 voting rights.

A: Voting rights attached to shares

Class/type of shares if possible using ISIN code: GB0002625654

Situation previous to the triggering transaction:

Number of shares:	Number of voting rights:
30,248,644	30,248,644

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
19,028,427	19,028,427	10,467,139	4.482%	2.465%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
29,495,566	6.947%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Alison Kennedy
Corporate Governance Manager - Engagement
Standard Life Investments Ltd

15. Contact telephone number:

(0131) 245 2289

Informa PLC - Additional Listing

Informa PLC
17 July 2007

INFORMA PLC (the 'Company')

17 July 2007

Block listing application

The Company announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 1,064,000 ordinary shares of 10p each. These ordinary shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Company's share option schemes. The ordinary shares have been block listed in respect of the following share option schemes:

500,000 to the Informa Group plc Discretionary Share Option Scheme
64,000 to the IBC Group plc 1995 Executive Share Option Scheme
500,000 to the Taylor & Francis Group plc Discretionary Unapproved Share Option Scheme

END

Informa PLC - Directorate Change

Informa PLC
17 July 2007

17 July 2007

Informa plc

Departure of Director

Informa plc announces that its Finance Director, Anthony Foye has decided he would like to seek new opportunities outside the Group. He will remain in his role and as a member of the Informa board in order to achieve a smooth transition of responsibilities, which is likely to be until the end of the current financial year. An external search process is now being initiated for his successor. Anthony, who is 44, has been Finance Director of Informa since its merger with Taylor & Francis in May 2004. Prior to this he had held the same position at Taylor & Francis, having first joined in 1987.

Peter Rigby, Chairman said, 'The board of Informa is extremely appreciative of Tony's contribution to the Group. He has played a significant role in building Informa into a highly successful and growing information business. I am particularly grateful for the critical parts he played during the merger of Informa and Taylor & Francis and the acquisition of IIR, both of which were executed rapidly and according to plan. He is set to leave the Group at a time of record profitability and with the business in robust financial health. The acquisition of Datamonitor opens up the next chapter of our growth.

'After twenty years with the Group, his decision to seek different opportunities is understandable and I wish him well. His desire to remain with the Company until the end of the year to ensure a smooth transition is typical of his commitment.'

Tony Foye said: 'I have had twenty great years at Taylor & Francis and Informa during which time the businesses have developed on all fronts. I am proud to have been associated with the Group which has already achieved so much and is positioned to continue to develop strongly in the years ahead, but I feel that the time is now right for me to seek new challenges.'

ENDS

Further Enquiries:

Informa plc — Tel: 020 7017 5000
Peter Rigby, Chairman
Tony Foye, Finance Director

Maitland — Tel: 020 7379 5151
William Clutterbuck
Emma Burdett

Notes to Editors:

Informa provides specialist, high value information to the global academic & scientific, professional, and commercial markets via Publishing, Events and Performance Improvement. At the heart of every Informa product and service is research-based, proprietary information for a targeted, expert audience. Informa publishes approximately 2,500 subscription based products and services delivered electronically and in hardcopy, and 45,000 books. Each year Informa produces over 12,000 events around the world, powered by a marketing database of over 20 million contacts. It has an unparalleled portfolio of brands including Lloyds List, Routledge, Taylor and Francis, IIR, IBC, AchieveGlobal, ESI and Euroforum. Informa operates in 80 countries and employs over 7,500 people.

This information is provided by RNS
The company news service from the London Stock Exchange

Informa PLC - Rec Offer Unconditional

Informa PLC
13 July 2007

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release 13 July 2007

Recommended offer for Datamonitor declared unconditional in all respects

Offer declared unconditional in all respects

On 14 May 2007, Informa announced the terms of a recommended cash Offer to be made by Informa Acquisitions for Datamonitor at a price of 650 pence per Datamonitor Share. The Offer Document containing details of the offer was posted to Datamonitor Shareholders the same day.

The Board of Informa announces that as at 1.00pm on 13 July 2007 valid acceptances of the Offer had been received in respect of a total of 54,865,761 Datamonitor Shares representing 76.05 per cent. of the existing issued share capital of Datamonitor.

The Offer was conditional on Informa Acquisitions receiving valid acceptances in respect of not less than 90 per cent. (or such lower percentage as Informa Acquisitions may decide) of Datamonitor Shares to which the Offer relates, subject to Informa Acquisitions acquiring or agreeing to acquire (whether pursuant to the Offer or otherwise) more than 50 per cent. of Datamonitor Shares. Informa Acquisitions announces that it has elected to waive the requirement to receive acceptances of not less than 90 per cent. and that, having acquired or agreed to acquire 76.05 per cent. of Datamonitor Shares, the Offer is declared unconditional as to acceptances.

In addition, following receipt of approval of the Offer by the German Federal Cartel Office, Informa announces that (all other conditions to the Offer having been satisfied or waived) the Offer is now unconditional in all respects.

David Gilbertson, Chief Executive, said:

'Datamonitor is a model example of a company that slots neatly into Informa.

We are delighted that the vast majority of Datamonitor shareholders have accepted the offer. Both companies provide customers with data and analysis that is essential and unique - information they cannot do without. As part of the Informa group we believe Datamonitor will be able to market to our 20 million-strong contact database, take part in our 10,000+ events each year and use our global sales infrastructure across 43 countries. Combining the businesses will enhance growth prospects and margins. '

None of the acceptances referred to above were received from persons acting in concert with Informa Acquisitions or Informa. The total acceptances includes valid acceptances of the Offer received in respect of a total of 12,021,327 Datamonitor Ordinary Shares, representing approximately 16.7 per cent. of the issued share capital of Datamonitor for which irrevocable undertakings to accept the Offer had been received.

Closing date of the Offer

On 25 June 2007, the Board of Informa Acquisitions announced that the Offer had been extended to remain open for acceptance until 1.00 p.m. on 13 July 2007. Following the Offer being declared unconditional in all respects by the Board of Informa Acquisitions, the Offer will remain open until further notice.

Settlement of consideration

Settlement of cash consideration due under the Offer will be despatched (or, in respect of Datamonitor Shares held in uncertificated form, credited through CREST) on or before 27 July in respect of Datamonitor Shares for which acceptances of the Offer, valid in all respects, have already been received or, in respect of Datamonitor Shares held in uncertificated form, for which Electronic Acceptances have already been validly made. Settlement of cash consideration in respect of valid acceptances received or made after 13 July 2007 will be despatched (or, in respect of Datamonitor Shares held in uncertificated form, credited through CREST) within 14 days of such acceptances being received. As regards any valid acceptances of the Offer that contain an election for the Loan Note Alternative, definitive certificates in respect of that election will be despatched within 14 days of such acceptance being received.

De-listing and compulsory acquisition of Datamonitor Shares

If Informa Acquisitions receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of Datamonitor Shares to which the Offer relates, Informa Acquisitions intends to exercise its rights pursuant to the provisions of sections 979 to 982 (inclusive) of the Companies Act 2006 to acquire compulsorily the remaining Datamonitor Shares, in respect of which the Offer has not been accepted, in each case on the same terms as the Offer.

Following the Offer being declared unconditional in all respects Informa Acquisitions will now procure that Datamonitor makes applications to cancel the listing of Datamonitor Shares from the UKLA's Official List and to cancel admission to trading in Datamonitor Shares on the London Stock Exchange's market for listed securities. Delisting will significantly reduce the liquidity and marketability of any Datamonitor Shares not acquired under the Offer at that time.

It is anticipated that the cancellation of listing on the Official List and of admission to trading on the London Stock Exchange will take effect on 10 August 2007.

It is currently intended that, following the cancellation of the listing of the Datamonitor Shares on the Official List and the cancellation of admission to trading of Datamonitor Shares on the London Stock Exchange's market for listed securities, Datamonitor may be re-registered as a private company under the relevant provisions of the Companies Act 1985.

Further acceptances

Datamonitor Shareholders who wish to accept the Offer, but have not yet done so, are strongly encouraged (in the case of Datamonitor Shares which are not held in CREST) to complete and return a Form of Acceptance or (in the case of Datamonitor Shares held in uncertificated form (that is, held in CREST)) to take the action set out in paragraph 14 of the letter from Informa in Part II of the Offer Document, in each case as soon as possible.

General

Save as set out in this announcement, neither Informa, nor Informa Acquisitions nor any person acting in concert with Informa or Informa Acquisitions, has an interest in or right to subscribe for relevant securities of Datamonitor or has any short position in relation to relevant securities of Datamonitor (whether conditional or absolute and whether in money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Datamonitor.

Save for the irrevocable undertakings described in the Offer Document, neither Informa, nor Informa Acquisitions nor any person acting in concert with Informa or Informa Acquisitions has borrowed or lent any relevant securities nor has any arrangement in relation to relevant securities been made. For these purposes, 'arrangement' includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

All times referred to in this announcement are London times.

Terms defined in the Offer Document have the same meanings in this announcement. The terms 'acting in concert' and 'relevant securities' have the same meanings as in the City Code.

Enquiries

Informa Tel: +44 20 7017 5000
Peter Rigby
David Gilbertson
Anthony Foye
Susanna Kempe

Greenhill (financial adviser to Informa) Tel: +44 20 7198 7400
Simon Borrows
Peter Bell

Merrill Lynch (joint broker to Informa) Tel: +44 20 7628 1000
Mark Astaire
Andrew Osborne

ABN Amro Hoare Govett (joint broker to Informa) Tel: +44 20 7678 8000
Sara Hale
Caroline Harris

Maitland (PR adviser to Informa) Tel: +44 20 7379 5151
William Clutterbuck
Emma Burdett

Datamonitor Tel: +44 20 7675 7260
Bernard Cragg, Chairman
Michael Danson, Chief Executive Officer

LongAcre Partners (financial adviser to Datamonitor) Tel: +44 20 7759 4600
Eric Lawson-Smith
Zeph Sequeira

Numis (broker to Datamonitor) Tel: +44 20 7260 1000
David Poutney
Chris Wilkinson

Hudson Sandler (PR adviser to Datamonitor) Tel: +44 20 7796 4133
Nick Lyon
James White

This announcement is not intended to and does not constitute, or form any part of, any offer to sell or any solicitation of any offer to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of the information contained or referred to in the Offer Document and (in the case of Datamonitor Shares held in certificated form) the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to persons not resident in the United Kingdom. The Offer Document is available for public inspection and has also been posted on Informa's website.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Informa and Informa Acquisitions and no??one else in connection with the Acquisition and will not be responsible to anyone other than Informa and Informa Acquisitions for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

LongAcre Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Datamonitor and no one else in connection with the Offer and will not be responsible to anyone other than Datamonitor for providing the protections afforded to clients of LongAcre Partners nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. In particular, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any

applicable legal or regulatory requirements.

Unless otherwise determined by Informa Acquisitions and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such jurisdiction. Accordingly, unless otherwise determined by Informa Acquisitions, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Offer are not, and will not be, registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sole, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction. In addition, the relevant clearances and registrations have not been, and will not be, sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Offer Document.

In accordance with normal UK market practice, Informa Acquisitions or any person acting on its behalf may from time to time make certain market or private purchases of, or arrangements to purchase, directly or indirectly, Datamonitor Shares other than pursuant to the Offer. Any information about such purchases will be publicly announced as required by law or regulation in the UK.

Informa PLC - Holding(s) in Company

Informa PLC
11 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer of the underlying issuer of existing shares to which voting rights are attached:

Informa plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)

3. Full name of person(s) subject to the notification obligation:

Allianz SE

4. Full name of shareholder(s) (if different from 3.):

Allianz Global Investors Global
Business Unit

5. Date of the transaction and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:

11 July 2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting Rights

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
GB0002625654				19,919,209		4.691%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
19,919,209	4.691%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Allianz Global Investors Global Business unit is a wholly owned subsidiary of Allianz SE.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Irina Daniel

15. Contact telephone number:

020 7475 5617

Annex Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Allianz SE

Contact address (registered office for legal entities):

Koniginastrasse 28
80802 Munich
Germany

Phone number:

+49 89 38 00 00

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable

Full name:

Dresdner Kleinwort Group Limited

Contact address:

30 Gresham Street
London
EC2V 7PG

Phone number:

020 7623 8000

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

subsidiary

C: Additional information :

Informa PLC - Total Voting Rights

Informa PLC
29 June 2007

Informa PLC

29 June 2007

Total Voting Rights

In conformity with the Disclosure and Transparency Rules, Informa PLC (the 'Company') wishes to notify the market of the following:

As at the date of this announcement, the Company's issued share capital consists of 424,553,656 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 424,553,656.

The above figure (424,553,656) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

EN
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Informa PLC - Interim Pre-close Update

Informa PLC
29 June 2007

Informa plc

Interim Pre-close update

Informa has performed well in the first half of the year and is trading in line with the Board's expectations across all three of its business activities: events, Performance Improvement and publishing. The interim results will be announced on 30 August 2007.

Events

Informa's events portfolio is continuing to grow well. This is being fuelled in particular by the continued strengthening of the company's Large Scale Events (the 'must attend' events in each industry). In 2006 these top 200 events accounted for 40% of Informa's total events' revenue and 70% of our events' operating profit. The strength of these leading event brands, which cover 70 industry sectors, creates strong barriers to entry, the opportunity for geo-cloning, and the ability to meet customer information needs using multiple media formats.

Cityscape, the world's largest property investment and development event, is a good example of this. In 2002 Cityscape was held in a hotel in Dubai with 500 square metres of exhibition space and 1000 visitors. In 2006 the event had over 25,000 square metres and 35000 participants in the Dubai International Exhibition Centre and is on course for further growth in this year's event in October. In May this year, Cityscape was cloned as the inaugural event in the Abu Dhabi Centre, attracting 15,670 participants from 71 countries. In addition Cityscape China and Cityscape Asia launched profitably this year. Cityscape India will take place in November. The Cityscape Magazine, launched early in 2007, was profitable from the first issue. The Cityscape Market Intelligence Service, a subscription-based online information service, launches in October.

Performance Improvement

The Performance Improvement (PI) businesses, which help both government and corporate clients meet their strategic goals by enabling their employees to operate more effectively, are continuing to enjoy strong client retention and new business development.

International revenues are increasing as multi-national clients look to instil best practice and consistency across their global operations. The franchise buy-back programme is progressing well with Forum (the PI leadership specialists) acquiring its Asian franchises in April this year. Robbins-Gioia, (the PI programme management specialists) with 90% of revenues from the US Federal Government, has started the year particularly well, benefiting from the 2006 investment in its intellectual property and sales teams.

Publishing

Informa's subscription-driven businesses, which have minimal advertising dependency, have also begun the year strongly. The Academic & Scientific, Commercial and Professional divisions are all gaining from the move to electronic delivery of information and services. The increased utility and customer value from digital delivery has provided extra pricing power and market penetration. Digital archives, data services and daily information provision have all contributed to good growth further enhanced by cross leveraging event brands and publishing PI intellectual property.

David Gilbertson, Informa's Chief Executive, notes 'Our philosophy is to behave like a small company, however big we get. This continues to pay off. By running a flat organisation, staying close to our markets and rewarding people for the success they create, we ensure that we have a business full of entrepreneurs who move quickly to capture growth and just as quickly to defend their profits. We

move into the second half confident of another good financial performance in 2007.'

ENDS

Further Enquiries:

Informa plc — Tel: 020 7017 5000
Tony Foye, Finance Director
Susanna Kempe, CMO and Head of Investor Relations — Tel: 020 7017 5796

Maitland — Tel: 020 7379 5151
William Clutterbuck
Emma Burdett

Notes to Editors:

Informa provides specialist, high value information to the global academic & scientific, professional, and commercial markets via Publishing, Events and Performance Improvement. At the heart of every Informa product and service is research-based, proprietary information for a targeted, expert audience. Informa publishes approximately 2,500 subscription based products and services delivered electronically and in hardcopy, and 45,000 books. Each year Informa produces over 12,000 events around the world, powered by a marketing database of over 20 million contacts. It has an unparalleled portfolio of brands including Lloyds List, Routledge, Taylor and Francis, IIR, IBC, AchieveGlobal, ESI and Euroforum. Informa operates in 80 countries and employs over 7,500 people.

Informa PLC - Rec. offer for Datamonitor

Informa PLC
25 June 2007

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release 25 June 2007

Recommended offer for Datamonitor plc by Informa Acquisitions Limited, a member of the Informa Group

Level of Acceptances

On 14 May 2007, Informa announced the terms of a recommended cash offer to be made by Informa Acquisitions for Datamonitor at a price of 650 pence per Datamonitor Share. The document setting out the full terms of the Offer (the 'Offer Document') was posted to Datamonitor Shareholders on 14 May 2007.

The Board of Informa Acquisitions announces that as at 1.00 p.m. on 25 June 2007, being the second closing date of the Offer, valid acceptances of the Offer had been received in respect of a total of 15,974,664 Datamonitor Shares representing 22.1 per cent. of the existing issued share capital of Datamonitor. None of these acceptances were received from persons acting in concert with Informa Acquisitions or Informa.

This total includes valid acceptances of the Offer received in respect of a total of 9,687,944 Datamonitor Ordinary Shares, representing approximately 13.4 per cent of the issued share capital of Datamonitor for which irrevocable undertakings to accept the Offer had been received.

No Increase Statement and Extension of Offer

Informa announces that the Offer remains at 650 pence per Datamonitor Share and will not be increased except that Informa Acquisitions reserves the right (without any obligation to do so) to increase the Offer only in circumstances where a third party announces a competing offer for, scheme of arrangement, or other combination with, Datamonitor.

Informa further announces that the Offer, which remains subject to the terms and conditions set out in the Offer Document, has been extended and will remain open for acceptance until 1.00 p.m. on 13 July 2007. Under the rules of the Takeover Code, if the Offer is not, or has not been declared, unconditional as to acceptances by that date, the Offer will lapse.

Shareholders are reminded that the Offer is subject, amongst other things, to Informa Acquisitions obtaining acceptances of the Offer in respect of a minimum of 90 per cent. of the Datamonitor Shares to which the Offer relates, or such lower percentage as Informa Acquisitions may decide, provided that it has received acceptances in respect of, or acquired more than, 50 per cent. of the voting rights exercisable at general meetings of Datamonitor.

No Other Offers or Approaches

The Board of Datamonitor announces that it has not received any proposal or approach from a third party and has not had any requests for information under Rule 20.1 of the City Code.

Recommendation

In the opinion of the Datamonitor Directors, the Offer represents a certain, fair and reasonable value today giving Datamonitor Shareholders an opportunity to realise their return following a period of strong performance by Datamonitor.

The Datamonitor Directors, who have been so advised by LongAcre Partners, financial adviser to Datamonitor, consider the terms of the Offer to be fair and reasonable. In providing such advice, LongAcre Partners have taken into account

the commercial assessments of the Datamonitor Directors. Accordingly, the Datamonitor Directors unanimously recommend that Datamonitor Shareholders accept the Offer, as all of the Datamonitor Directors have done in respect of their entire beneficial holdings of Datamonitor Shares, which in total amount to 9,687,994 Datamonitor Shares, representing, in aggregate, approximately 13.4 per cent. of the existing issued share capital of Datamonitor.

General

Save as set out in this announcement, neither Informa, nor Informa Acquisitions nor any person acting in concert with Informa or Informa Acquisitions, has an interest in or right to subscribe for relevant securities of Datamonitor or has any short position in relation to relevant securities of Datamonitor (whether conditional or absolute and whether in money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Datamonitor.

Save for the irrevocable undertakings described in the Offer Document, neither Informa, nor Informa Acquisitions nor any person acting in concert with Informa or Informa Acquisitions has borrowed or lent any relevant securities nor has any arrangement in relation to relevant securities been made. For these purposes, 'arrangement' includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

Datamonitor Shareholders who wish to accept the Offer, but have not yet done so, are strongly encouraged (in the case of Datamonitor Shares which are not held in CREST) to complete and return a Form of Acceptance or (in the case of Datamonitor Shares held in uncertificated form (that is, held in CREST)) to take the action set out in paragraph 14 of the letter from Informa in Part II of the Offer Document, in each case as soon as possible and, in any event, by not later than 1.00 p.m. on 13 July 2007.

All times referred to in this announcement are London times.

Terms defined in the Offer Document have the same meanings in this announcement. The terms 'acting in concert' and 'relevant securities' have the same meanings as in the City Code.

Enquiries

Informa Peter Rigby David Gilbertson Anthony Foye Susanna Kempe	Tel: +44 20 7017 5000
Greenhill (financial adviser to Informa) Simon Borrows Peter Bell	Tel: +44 20 7198 7400
Merrill Lynch (joint broker to Informa) Mark Astaire Andrew Osborne	Tel: +44 20 7628 1000
ABN Amro Hoare Govett (joint broker to Informa) Sara Hale Caroline Harris	Tel: +44 20 7678 8000
Maitland (PR adviser to Informa) William Clutterbuck Emma Burdett	Tel: +44 20 7379 5151
Datamonitor Bernard Cragg, Chairman Michael Danson, Chief Executive Officer	Tel: +44 20 7675 7260
LongAcre Partners (financial adviser to Datamonitor) Eric Lawson-Smith Zeph Sequeira	Tel: +44 20 7759 4600
Numis (broker to Datamonitor) David Poutney Chris Wilkinson	Tel: +44 20 7260 1000

Hudson Sandler (PR adviser to Datamonitor) Tel: +44 20 7796 4133
Nick Lyon
James White

This announcement is not intended to and does not constitute, or form any part of, any offer to sell or any solicitation of any offer to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of the information contained or referred to in the Offer Document and (in the case of Datamonitor Shares held in certificated form) the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to persons not resident in the United Kingdom. The Offer Document is available for public inspection and has also been posted on Informa's website.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Informa and Informa Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Informa and Informa Acquisitions for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

LongAcre Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Datamonitor and no one else in connection with the Offer and will not be responsible to anyone other than Datamonitor for providing the protections afforded to clients of LongAcre Partners nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. In particular, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless otherwise determined by Informa Acquisitions and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such jurisdiction. Accordingly, unless otherwise determined by Informa Acquisitions, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Offer are not, and will not be, registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sole, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction. In addition, the relevant clearances and registrations have not been, and will not be, sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant

laws of such jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Offer Document.

In accordance with normal UK market practice, Informa Acquisitions or any person acting on its behalf may from time to time make certain market or private purchases of, or arrangements to purchase, directly or indirectly, Datamonitor Shares other than pursuant to the Offer. Any information about such purchases will be publicly announced as required by law or regulation in the UK.

Informa PLC - Director/PDMR Shareholding

Informa PLC
22 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director

PETER RIGBY (DIRECTOR)
DAVID GILBERTSON (DIRECTOR)
ANTHONY FOYE (DIRECTOR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PETER RIGBY	635,969	0.150%	(INCLUDES CONNECTED PERSON INTERESTS)
DAVID GILBERTSON	697,858	0.165%	(INCLUDES CONNECTED PERSON INTERESTS)
ANTHONY FOYE	355,686	0.084%	(INCLUDES CONNECTED PERSON INTERESTS)

8. State the nature of the transaction

ACQUISITION BY INFORMA INVESTMENT PLAN TRUSTEES LIMITED, THE TRUSTEE OF THE INFORMA PLC INVESTMENT PLAN (SIP), OF PARTNERSHIP SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

	PARTNERSHIP SHARES
PETER RIGBY	23
DAVID GILBERTSON	23
ANTHONY FOYE	23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	PARTNERSHIP SHARES
PETER RIGBY	LESS THAN 0.001%
DAVID GILBERTSON	LESS THAN 0.001%
ANTHONY FOYE	LESS THAN 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.58

14. Date and place of transaction

21 JUNE 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PETER RIGBY	635,992	0.150%	(INCLUDES CONNECTED PERSON INTERESTS)
DAVID GILBERTSON	697,881	0.165%	(INCLUDES CONNECTED PERSON INTERESTS)
ANTHONY FOYE	355,709	0.084%	(INCLUDES CONNECTED PERSON INTERESTS)

16. Date issuer informed of transaction

21 JUNE 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

ISSUED SHARE CAPITAL AND VOTING RIGHTS AS OF TODAY IS 424,492,638

24. Name of contact and telephone number for queries

SONIA RICHMOND TEL: 020 7017 4314

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN BURTON - COMPANY SECRETARY

Date of notification

22 JUNE 2007

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: IBC GROUP PLC 1995 EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2006 TO: 04/06/2007

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 94,159 ordinary shares of 10 pence each

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 60,580

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 33,579

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 450,000 on 07/02/00 and 200,000 on 05/04/01 - All ordinary shares of 10 pence each

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

424,492,638 as at 4 June 2007

CONTACT FOR QUERIES: Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH

NAME: SONIA RICHMOND

TELEPHONE: 020 7017 4314

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2007

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

1.	Name of company	INFORMA PLC
2.	Name of scheme	TAYLOR & FRANCIS GROUP PLC DISCRETIONARY UNAPPROVED SHARE OPTION SCHEME
3.	Period of return:	From 05/12/2006 to 04/06/2007
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	113,040 + 500,000 = 613,040 ordinary shares of 10 pence each
5.	Number of shares issued/allotted under scheme during period:	440,286
6.	Balance under scheme not yet issued/ allotted at end of period	172,754
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	450,000 on 25/05/05, 132,537 and 440,000 on 17/01/2006, 770,000 on 26/04/2006 and 500,000 on 14/12/06. All ordinary shares of 10 pence each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

424,492,638 as at 4 June 2007

Contact for queries:

Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH

Name: SONIA RICHMOND

Telephone : 020 7017 4314

Person making return

Name: JOHN BURTON
Position: COMPANY SECRETARY
Signature:
Date: 6 June 2007

This information is provided by RNS
The company news service from the London Stock Exchange

invest gate

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2007

BLOCK LISTING SIX MONTHLY RETURN

1. Name of company INFORMA PLC

2. Name of scheme TAYLOR & FRANCIS GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: From 05/12/2006 to 04/06/2007

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme: 12,964 ordinary shares of 10 pence each

5. Number of shares issued/allotted under scheme during period: 9,648

6. Balance under scheme not yet issued/ allotted at end of period: 3,316

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 1,000 on 24/05/05, 1,134 and 35,000 on 24/08/05 ordinary shares of 10 pence each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

424,492,638 as at 4 June 2007

Contact for queries:	Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH
Name:	SONIA RICHMOND
Telephone:	020 7017 4311

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: TAYLOR & FRANCIS GROUP PLC DISCRETIONARY APPROVED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2006 TO: 04/06/2007

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 10,000 + 3,361 = 13,361 ordinary shares of 10 pence each

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 13,361

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 10,000 on 24/05/05 and 3,361 on 14/12/06 - All ordinary shares of 10 pence each

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

424,492,638 as at 4 June 2007

CONTACT FOR QUERIES

NAME: SONIA RICHMOND

TELEPHONE: 020 7017 4314

This information is provided by RNS
The company news service from the London Stock Exchange

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2007

BLOCK LISTING SIX MONTHLY RETURN

1. Name of company INFORMA PLC
2. Name of scheme INFORMA GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME
3. Period of return: From 05/12/2006 to 04/06/2007

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	123,900 ordinary shares of 10 pence each
5. Number of shares issued/allotted under scheme during period:	0
6. Balance under scheme not yet issued/ allotted at end of period	123,900
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	100,000 on 15/07/98, 66,000 on 05/04/01, 6,146 on 20/05/05 and 280,000 on 24/05/05. All Ordinary shares of 10 pence each.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

424,492,638 as at 4 June 2007

Contact for queries:	Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH
Name:	SONIA RICHMOND
Telephone:	020 7017 4311

This information is provided by RNS
The company news service from the London Stock Exchange

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: LLP GROUP PLC EMPLOYEE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2006 TO: 04/06/2007

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 13,464 + 1,409 = 14,873 ordinary shares of 10 pence each

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 14,873

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 0

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 27,680 on 24/05/05 and 1,409 on 14/12/06 - All ordinary shares of 10 pence each

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

424,492,638 as at 4 June 2007

CONTACT FOR QUERIES

NAME: SONIA RICHMOND

TELEPHONE: 020 7017 4314

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2007

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: INFORMA GROUP PLC DISCRETIONARY SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2006 TO: 04/06/2007

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD:

   140,246 + 500,000 + 500,000 = 1,140,246 ordinary shares of 10 pence each

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD:

   906,491

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

   233,755

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   450,000 on 15/07/98, 500,000 on 18/06/99, 830,000 on 07/02/00, 640,000 on 05/04/01, 540,000 on 20/05/05, 500,000 on 14/12/06 and 500,000 on 500,000 on 13/03/07 - All ordinary shares of 10 pence each

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

424,492,638 as at 4 June 2007

CONTACT FOR QUERIES

NAME: SONIA RICHMOND
TELEPHONE: 020 7017 4314

END

Informa PLC - First Close Announcement

Informa PLC
04 June 2007

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

Recommended offer for Datamonitor plc by Informa Acquisitions Limited, a member of the Informa Group

Level of Acceptances and Extension of Offer

On 14 May 2007, Informa announced the terms of a recommended cash offer to be made by Informa Acquisitions for Datamonitor at a price of 650 pence per Datamonitor Share. The document setting out the full terms of the Offer (the 'Offer Document') was posted to Datamonitor Shareholders on 14 May 2007.

The Board of Informa Acquisitions announces that as at 1.00 p.m. on 4 June 2007, being the first closing date of the Offer, valid acceptances of the Offer had been received in respect of a total of 12,335,178 Datamonitor Shares representing 17.1 per cent. of the existing issued share capital of Datamonitor. None of these acceptances were received from persons acting in concert with Informa Acquisitions or Informa.

This total includes valid acceptances of the Offer received in respect of a total of 9,687,944 Datamonitor Ordinary Shares, representing approximately 13.4 per cent. of the issued share capital of Datamonitor for which irrevocable undertakings to accept the Offer had been received.

The Offer, which remains subject to the terms and conditions set out in the Offer Document, has been extended and will remain open for acceptance until 1.00 p.m. on 25 June 2007.

Shareholders should be aware that the Offer is subject, amongst other things, to Informa Acquisitions obtaining acceptances for a minimum of 90 per cent. of the Datamonitor Shares to which the Offer relates, or such lower percentage as Informa Acquisitions may decide, provided that it has received acceptance for, or acquired more than, 50 per cent. of the voting rights exercisable at general meetings of Datamonitor.

If Informa Acquisitions is unable to achieve the required level of acceptances, the Offer will lapse.

In the opinion of the Datamonitor Directors, the Offer represents a certain, fair and reasonable value today giving Datamonitor Shareholders an opportunity to realise their return following a period of strong performance by Datamonitor.

The Datamonitor Directors, who have been so advised by LongAcre Partners, financial adviser to Datamonitor, consider the terms of the Offer to be fair and reasonable. In providing such advice, LongAcre Partners have taken into account the commercial assessments of the Datamonitor Directors. Accordingly, the Datamonitor Directors unanimously recommend that Datamonitor Shareholders accept the Offer, as all of the Datamonitor Directors have done in respect of their entire beneficial holdings of Datamonitor Shares, which in total amount to 9,687,994 Datamonitor Shares, representing, in aggregate, approximately 13.4 per cent. of the existing issued share capital of Datamonitor.

Save as set out in this announcement, neither Informa, nor Informa Acquisitions nor any person acting in concert with Informa or Informa Acquisitions, has an interest in or right to subscribe for relevant securities of Datamonitor or has any short position in relation to relevant securities of Datamonitor (whether conditional or absolute and whether in money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Datamonitor.

Save for the irrevocable undertakings described in the Offer Document, neither Informa, nor Informa Acquisitions nor any person acting in concert with Informa or Informa Acquisitions has borrowed or lent any relevant securities nor has any arrangement in relation to relevant securities been made. For these purposes, 'arrangement' includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

Datamonitor Shareholders who wish to accept the Offer, but have not yet done so, are strongly encouraged (in the case of Datamonitor Shares which are not held in CREST) to complete and return a Form of Acceptance or (in the case of Datamonitor Shares held in uncertificated form (that is, held in CREST)) to take the action set out in paragraph 14 of the letter from Informa in Part II of the Offer Document, in each case as soon as possible and, in any event, by not later than 1.00 p.m. on 25 June 2007.

All times referred to in this announcement are London times.

Terms defined in the Offer Document have the same meanings in this announcement. The terms 'acting in concert' and 'relevant securities' have the same meanings as in the City Code.

Enquiries

Informa Tel: +44 20 7017 5000
Peter Rigby
David Gilbertson
Anthony Foye
Susanna Kempe

Greenhill (financial adviser to Informa) Tel: +44 20 7198 7400
Simon Borrows
Peter Bell

Merrill Lynch (joint broker to Informa) Tel: +44 20 7628 1000
Mark Astaire
Andrew Osborne

ABN Amro Hoare Govett (joint broker to Informa) Tel: +44 20 7678 8000
Sara Hale
Caroline Harris

Maitland (PR adviser to Informa) Tel: +44 20 7379 5151
William Clutterbuck
Emma Burdett

Datamonitor Tel: +44 20 7675 7260
Bernard Cragg, Chairman
Michael Danson, Chief Executive Officer

LongAcre Partners (financial adviser to Datamonitor) Tel: +44 20 7759 4600
Eric Lawson-Smith
Zeph Sequeira

Numis (broker to Datamonitor) Tel: +44 20 7260 1000
David Poutney
Chris Wilkinson

Hudson Sandler (PR adviser to Datamonitor) Tel: +44 20 7796 4133
Nick Lyon
James White

This announcement is not intended to and does not constitute, or form any part of, any offer to sell or any solicitation of any offer to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of the information contained or referred to in the Offer Document and (in the case of Datamonitor Shares held in certificated form) the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to persons not resident in the United Kingdom. The Offer Document is available for public inspection and has also been posted on Informa's website.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Informa and Informa

Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Informa and Informa Acquisitions for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

LongAcre Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Datamonitor and no one else in connection with the Offer and will not be responsible to anyone other than Datamonitor for providing the protections afforded to clients of LongAcre Partners nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. In particular, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless otherwise determined by Informa Acquisitions and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such jurisdiction. Accordingly, unless otherwise determined by Informa Acquisitions, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Offer are not, and will not be, registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sole, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction. In addition, the relevant clearances and registrations have not been, and will not be, sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Offer Document.

In accordance with normal UK market practice, Informa Acquisitions or any person acting on its behalf may from time to time make certain market or private purchases of, or arrangements to purchase, directly or indirectly, Datamonitor Shares other than pursuant to the Offer. Any information about such purchases will be publicly announced as required by law or regulation in the UK.

Informa PLC - Director/PDMR Shareholding

Informa PLC
31 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director

PETER RIGBY (DIRECTOR)
DAVID GILBERTSON (DIRECTOR)
ANTHONY FOYE (DIRECTOR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PETER RIGBY	635,962	(INCLUDES CONNECTED PERSON INTERESTS)
DAVID GILBERTSON	697,851	(INCLUDES CONNECTED PERSON INTERESTS)
ANTHONY FOYE	355,679	(INCLUDES CONNECTED PERSON INTERESTS)

8. State the nature of the transaction

ACQUISITION BY INFORMA INVESTMENT PLAN TRUSTEES LIMITED, THE TRUSTEE OF THE INFORMA PLC INVESTMENT PLAN (SIP), OF DIVIDEND SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

	DIVIDEND SHARES
PETER RIGBY	7
DAVID GILBERTSON	7
ANTHONY FOYE	7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	DIVIDEND SHARES
PETER RIGBY	LESS THAN 0.001%
DAVID GILBERTSON	LESS THAN 0.001%
ANTHONY FOYE	LESS THAN 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.829

14. Date and place of transaction

30 MAY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PETER RIGBY	635,969	0.150%	(INCLUDES CONNECTED PERSON INTERESTS)
DAVID GILBERTSON	697,858	0.165%	(INCLUDES CONNECTED PERSON INTERESTS)
ANTHONY FOYE	355,686	0.084%	(INCLUDES CONNECTED PERSON INTERESTS)

16. Date issuer informed of transaction

30 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

ISSUED SHARE CAPITAL AS OF TODAY IS 424,492,638

24. Name of contact and telephone number for queries

SONIA RICHMOND - DEPUTY COMPANY SECRETARY
020 7017 4314

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN BURTON - COMPANY SECRETARY

Date of notification

31 MAY 2007

invest gate

Informa PLC - Total Voting Rights

Informa PLC
31 May 2007

Informa PLC

31 May 2007

Total Voting Rights

In conformity with the Disclosure and Transparency Rules, Informa PLC (the 'Company') wishes to notify the market of the following:

As at the date of this announcement, the Company's issued share capital consists of 424,492,638 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 424,492,638.

The above figure (424,492,638) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FSA's Disclosure and Transparency Rides.

Informa PLC - Director/PDMR Shareholding

Informa PLC
22 May 2007

INFORMA PLC
22 MAY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to (iii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 635,941 0.150% (includes connected person interests)

David Gilbertson 697,830 0.165% (includes connected person interests)

Anthony Foye 355,658 0.084% (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	21
David Gilbertson	21
Anthony Foye	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP5.835

14. Date and place of transaction

21 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 635,962 0.150% (includes connected person interests)

David Gilbertson 697,851 0.165% (includes connected person interests)

Anthony Foye 355,679 0.084% (includes connected person interests)

16. Date issuer informed of transaction

21 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital and voting rights as of today is 424,492,638

24. Name of contact and telephone number for queries

John Burton Tel: 020 7017 5000

Name of duly authorised officer of issuer responsible for making notification

John Burton - Company Secretary

Date of notification

22 May 2007

Informa PLC - Holding(s) in Company

Informa PLC
16 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Informa PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

15 May 2007

6. Date on which issuer notified:

16 May 2007

7. Threshold(s) that is/are crossed or reached:

8%

8. Notified details:

Standard Life Investments Ltd disposed of 773,399 voting rights.

A: Voting rights attached to shares

Class/type of shares if possible using ISIN code: GB0002625654

Situation previous to the triggering transaction:

Number of shares:	Number of voting rights:
Initial disclosure	Initial disclosure
34,368,459	34,368,459

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
22,530,140	22,530,140	11,064,920	5.309%	2.607%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
33,595,060	7.917%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

James Bennett
Risk and Compliance Manager
Standard Life Investments Ltd

15. Contact telephone number:

(0131) 245 6798

invest gate

Informa PLC - Holding(s) in Company

Informa PLC
16 May 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Informa Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

15 May 2007

6. Date on which issuer notified:

16 May 2007

7. Threshold(s) that is/are crossed or reached:

Reached 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights

0262565 ORD GBP 0.10	12,160,045	12,160,045

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
0262565 ORD GBP 0.10	13,652,167	13,636,305	15,862	3.213	0.004

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,652,167	3.217

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Philip Mason

15. Contact telephone number:

+44 (0) 1444 418127

Informa PLC - Notice of AGM

Informa PLC
15 May 2007

Notification of Annual General Meeting

Informa plc, specialist provider of information to the global academic and scientific, professional and commercial communities via Publishing, Events and Performance Improvement, announces that at the Annual General Meeting held this morning, all resolutions as set out in the notice of Annual General Meeting dated 5 April 2007 were passed.

Copies of the resolutions passed as special business have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Tel: 020 7066 1000.

Enquiries: John Burton - Company Secretary
Sonia Richmond - Deputy Company Secretary
Informa plc

Tel: 020 7017 5000

Informa PLC - Offer Document Posted

Informa PLC
14 May 2007

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

14 May 2007

Recommended offer for Datamonitor plc ('Datamonitor') by Informa Acquisitions Limited ('Informa Acquisitions'), a member of the Informa Group

Following the announcement earlier today by Informa regarding the recommended cash offer at a price of 650 pence per Datamonitor Share by Informa Acquisitions for Datamonitor (the 'Announcement'), Informa and Datamonitor announce that the Offer Document is being posted to Datamonitor Shareholders today together with the Form of Acceptance.

The Offer will initially remain open for acceptance until 1.00 p.m. on 4 June 2007. The procedure for acceptance of the Offer is set out in paragraph 14 of Part II of the Offer Document and, in respect of certificated Datamonitor Shares, is further described in the accompanying Form of Acceptance.

The Offer Document and the Form of Acceptance will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna LLP at Mitre House, 160 Aldersgate Street, London EC1A 4DD.

Any capitalised term used but not defined in this announcement is as defined in the Offer Document.

This announcement is not intended to and does not constitute, or form any part of, any offer to sell or any solicitation of any offer to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of the information contained or referred to in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to persons not resident in the United Kingdom. The Offer Document will be available for public inspection and will also be posted on Informa's website.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Informa and Informa Acquisitions and no??one else in connection with the Acquisition and will not be responsible to anyone other than Informa and Informa Acquisitions for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

LongAcre Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Datamonitor and no one else in connection with the Offer and will not be responsible to anyone other than Datamonitor for providing the protections afforded to clients of LongAcre Partners nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The availability of the Offer to persons who are not resident in the United

Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. In particular, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless otherwise determined by Informa Acquisitions and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such jurisdiction. Accordingly, unless otherwise determined by Informa Acquisitions, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Offer are not, and will not be, registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sole, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction. In addition, the relevant clearances and registrations have not been, and will not be, sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Offer Document.

In accordance with normal UK market practice, Informa Acquisitions or any person acting on its behalf may from time to time make certain market or private purchases of, or arrangements to purchase, directly or indirectly, Datamonitor Shares other than pursuant to the Offer. Any information about such purchases will be publicly announced as required by law or regulation in the UK.

Enquiries

Informa Peter Rigby David Gilbertson Anthony Foye Susanna Kempe	Tel: +44 20 7017 5000
Greenhill (financial adviser to Informa) Simon Borrows Peter Bell	Tel: +44 20 7198 7400
Merrill Lynch (joint broker to Informa) Mark Astaire Andrew Osbourne	Tel: +44 20 7628 1000
ABN Amro Hoare Govett (joint broker to Informa) Sara Hale Caroline Harris	Tel: +44 20 7678 8000
Maitland (PR adviser to Informa) William Clutterbuck Emma Burdett	Tel: +44 20 7379 5151

Datamonitor Tel: +44 20 7675 7260
Bernard Cragg, Chairman
Michael Danson, Chief Executive Officer

LongAcre Partners (financial adviser to Datamonitor) Tel: +44 20 7759 4600
Eric Lawson-Smith
Zeph Sequeira

Numis (broker to Datamonitor) Tel: +44 20 7260 1000
David Poutney
Chris Wilkinson

Hudson Sandler (PR adviser to Datamonitor) Tel: +44 20 7796 4133
Nick Lyon
James White

Informa PLC - Recommended Acquisition

Informa PLC
14 May 2007

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

14 May 2007

Recommended acquisition of Datamonitor plc ('Datamonitor') by Informa Acquisitions Limited ('Informa Acquisitions'), a member of the Informa Group

Summary

- The Boards of Informa and Datamonitor are pleased to announce that they have reached agreement on the terms of a recommended offer for Datamonitor by Informa Acquisitions at a price of 650 pence per Datamonitor Share in cash, valuing the fully diluted(1) ordinary share capital of Datamonitor at approximately £502m.

(1) Refer to Bases and Sources in Appendix 2 for definition of 'fully diluted'

- Datamonitor is a leading global provider of market intelligence through on-line data, analysis and forecasting platforms. Through its research-based proprietary databases and wealth of expertise, Datamonitor provides clients with objective, high quality data, analysis and in-depth forecasts for six industry sectors: Automotive, Consumer (including Retail), Energy, Financial Services, Healthcare and Technology/Telecoms. This electronic, high value content helps its clients make better, more timely decisions.

- Datamonitor represents an attractive opportunity consistent with Informa's strategy of providing high value, specialist content through a variety of delivery formats to identified communities of business interest, globally.

  - Highly complementary business models

  - Scalable technology platforms

  - Significant cross-over revenue opportunities with Informa through sales, marketing and product development synergies

  - Further resilience and visibility in Informa's revenue mix across each of its three divisions, through Datamonitor's high renewing subscription models

  - Enhanced growth prospects and margins for Informa

  - Expected annualised cost savings of £3m

- As a result of revenue and cost synergies, the Informa Directors expect that the effect of the Acquisition on Informa's adjusted earnings per share will be neutral in 2007 and will be enhancing in the first full year(2) and expect that the post-tax return on invested capital will exceed Informa's cost of capital in the second full year.

(2) This statement should not be interpreted to mean that the future earnings per share of Informa will necessarily be greater than those for the relevant preceding financial period

- The price of 650 pence for each Datamonitor Share represents:

  - a premium of approximately 35.7 per cent. to the average Closing Price of 479.2 pence per Datamonitor Share for the 12 months prior to 11 May 2007, being the last business day prior to this announcement;

  - a premium of approximately 2.2 per cent. to the Closing Price of

636.0 pence per Datamonitor Share on 11 May 2007, being the last business day prior to this announcement;

- an enterprise value which is a multiple of approximately 7.3 times Datamonitor's revenue for the year ended 31 December 2006 of £70.4m;
- an enterprise value which is a multiple of approximately 31.7 times Datamonitor's reported EBITDA for the year ended 31 December 2006 of £16.2m; and
- an enterprise value which is a multiple of approximately 18.6 times the consensus of analysts' estimates of Datamonitor's EBITDA of £27.5m for the year ending 31 December 2007(3).

(3) Refer to Bases and Sources in Appendix 2 for the definition of 'consensus of analysts' estimates of Datamonitor's EBITDA'

- The Board of Datamonitor, who have been so advised by LongAcre Partners, Datamonitor's financial adviser, consider the terms of the Offer to be fair and reasonable. In providing their advice, LongAcre Partners have taken into account the commercial assessments of the Board of Datamonitor. Accordingly, the Datamonitor Directors unanimously recommend that Datamonitor Shareholders accept the Offer as they intend to do in respect of their own entire beneficial holdings of Datamonitor Shares.
- Informa Acquisitions has received irrevocable undertakings to accept (or procure acceptance of) the Offer from the Datamonitor Directors in respect of 9,687,994 Datamonitor Shares representing, in aggregate, 13.4 per cent. of Datamonitor's issued ordinary share capital.
- Michael Danson, CEO of Datamonitor, has committed to purchase £5 million of Informa Shares in the 30 days following the Offer becoming or being declared wholly unconditional and to hold those shares until the announcement of the preliminary results for Informa for the year ending 31 December 2008.
- A Loan Note Alternative will be made available.
- Further information on the terms and conditions to which the Offer will be subject are set out in Appendix 1 and will be set out in the Offer Document, which Informa expects to post to Datamonitor Shareholders as soon as practicable although the Offer is not being made directly or indirectly in or into the United States, Canada, Australia or Japan.

Commenting on the Acquisition, David Gilbertson, Managing Director of Informa, said:

'Datamonitor is a model example of a company that slots neatly into the Informa group. Both companies provide business customers with data and analysis that is essential and unique - information they cannot do without.

'Datamonitor will enable us to extend our range of high value, specialist information products by adding greater depth of proprietary data in our core sectors, such as healthcare, financial services and telecoms; as well as take us further into the technology and energy sectors. As part of the Informa group we believe Datamonitor will be able to market to our 20 million-strong contact database, take part in our 10,000 events each year and use our global sales infrastructure across 43 countries. Combining the businesses will enhance growth prospects and margins.'

Peter Rigby, Chief Executive of Informa, added:

'The team at Datamonitor has built a terrific business information company that nicely complements our publishing, events and performance improvement businesses. As part of Informa, we believe Datamonitor can accelerate growth and provide data to a wider range of clients. Additionally, Datamonitor's subscription-based business is strongly cash generative, economically resilient and characterised by robust renewal rates.'

Commenting on the Acquisition, Bernard Cragg, Chairman of Datamonitor, said:

'Informa and Datamonitor together make an excellent combination. This is an excellent outcome for our shareholders. Like us, Informa has enjoyed the benefits of a clear strategy executed well, with sustained investment in the product range. It is the right home for Datamonitor. Together the two businesses will be stronger and have greater potential.'

Greenhill is acting as lead financial adviser to Informa and Informa

Acquisitions in connection with the Acquisition. Merrill Lynch is acting as joint broker and has provided certain financial advice to Informa. Hoare Govett is acting as joint broker.

LongAcre Partners is acting as financial adviser to Datamonitor in connection with the Acquisition. Numis is acting as corporate broker to Datamonitor.

There will be an analyst and shareholder conference call at 9:00am today. Please contact Sian Stanley at Maitland for details.
+44 20 7379 5151, sstanley@maitland.co.uk

Informa trading update

Trading during the first months of 2007 continues to be good. As reported in the preliminary results for the year ended 31 December 2006, which were issued on 14 March, all areas of the business started the year strongly and they continue to trade ahead of last year in constant currency terms. Informa has had some notable highlights in events, with a highly successful annual energy event in Germany adding to the success of SuperReturn (private equity) and the Arab Health event in Dubai which Informa reported in March. In publishing, high renewal rates across Informa's subscription titles and databases have continued. The performance improvement (PI) sector continues to perform well, with continued success with its expansion plans, in particular with the Asian business based in Singapore and growing operations in the Middle East.

The Board of Informa remains confident that 2007 will be another successful year. The combination of organic and acquisitive growth is a solid base for further progress. Informa has a balanced configuration of businesses across markets, formats and geographical regions, providing enhanced growth capabilities in an economic upturn and defensive qualities in a downturn.

This summary should be read in conjunction with the full text of the attached announcement and the Appendices thereto. Appendix 1 sets out the conditions and certain further terms of the Offer. Appendix 2 contains source notes relating to certain information contained in this announcement. Certain terms used in this announcement are defined in Appendix 4 to the announcement.

Enquiries

Informa Peter Rigby David Gilbertson Anthony Foye Susanna Kempe	Tel: +44 20 7017 5000
Greenhill (financial adviser to Informa) Simon Borrows Peter Bell	Tel: +44 20 7198 7400
Merrill Lynch (joint broker to Informa) Mark Astaire Andrew Osbourne	Tel: +44 20 7628 1000
ABN Amro Hoare Govett (joint broker to Informa) Sara Hale Caroline Harris	Tel: +44 20 7678 8000
Maitland (PR adviser to Informa) William Clutterbuck Emma Burdett	Tel: +44 20 7379 5151
Datamonitor Bernard Cragg, Chairman Michael Danson, Chief Executive Officer	Tel: +44 20 7675 7260
LongAcre Partners (financial adviser to Datamonitor) Eric Lawson-Smith Zeph Sequeira	Tel: +44 20 7759 4600
Numis (broker to Datamonitor) David Poutney Chris Wilkinson	Tel: +44 20 7260 1000
Hudson Sandler (PR adviser to Datamonitor) Nick Lyon	Tel: +44 20 7796 4133

Terms used in this summary but not defined herein shall have the meaning given to them in the full text of the announcement.

The Offer Document and the Form of Acceptance will be posted to Datamonitor Shareholders (other than those in a Restricted Jurisdiction) as soon as practicable.

The Datamonitor Directors accept responsibility for the information contained in this announcement relating to Datamonitor, the Datamonitor Group, the Datamonitor Directors and the members of their immediate families, related trusts and persons connected with them (save in each case for information on Informa's future plans for Datamonitor, the Datamonitor Group, and its management and employees). To the best of the knowledge and belief of the Datamonitor Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Informa Directors and the Informa Acquisitions Directors accept responsibility for the information contained in this announcement save for the information for which responsibility is taken by the Datamonitor Directors as referred to above. To the best of the knowledge and belief of the Informa Directors and the Informa Acquisitions Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement is not intended to and does not constitute, or form any part of, any offer to sell or any solicitation of any offer to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of the information contained or referred to in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to persons not resident in the United Kingdom. The Offer Document will be available for public inspection and will also be posted on Informa's website.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Informa and Informa Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Informa and Informa Acquisitions for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

LongAcre Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Datamonitor and no one else in connection with the Offer and will not be responsible to anyone other than Datamonitor for providing the protections afforded to clients of LongAcre Partners nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. In particular, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless otherwise determined by Informa Acquisitions and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such jurisdiction. Accordingly, unless otherwise determined by Informa Acquisitions, copies of this announcement are not being, and must not be,

directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Offer are not, and will not be, registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sole, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction. In addition, the relevant clearances and registrations have not been, and will not be, sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Offer Document.

In accordance with normal UK market practice, Informa Acquisitions or any person acting on its behalf may from time to time make certain market or private purchases of, or arrangements to purchase, directly or indirectly, Datamonitor Shares other than pursuant to the Offer. Any information about such purchases will be publicly announced as required by law or regulation in the UK.

Forward-looking statements

This announcement includes certain 'forward looking statements'. These statements are based on the current expectations of the management of Datamonitor, Informa and Informa Acquisitions (as applicable) and are naturally subject to uncertainty and changes in circumstances. The forward looking statements contained herein may include statements about the expected effects on Informa, Informa Acquisitions or Datamonitor of the Offer, the expected timing and scope of the Offer, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, other strategic options and all other statements in this document other than historical facts. Forward looking statements include, without limitation, statements typically containing words such as 'intends', 'expects', 'anticipates', 'targets', 'estimates' and words of similar import. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, and Informa Acquisitions' ability to successfully integrate the operations and employees of Datamonitor, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward looking statements. Neither Datamonitor nor Informa, nor Informa Acquisitions undertakes any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Datamonitor, all 'dealings' in any 'relevant securities' of Datamonitor, (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no

later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Datamonitor, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of Datamonitor by Informa Acquisitions, Informa or Datamonitor, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at http://www.thetakeoverpanel.org.uk

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

If you are in any doubt about the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

14 May 2007

Recommended acquisition of Datamonitor plc ('Datamonitor') by Informa Acquisitions Limited ('Informa Acquisitions'), a member of the Informa Group

1. Introduction

The Boards of Informa and Datamonitor are pleased to announce that they have reached agreement on the terms of a recommended offer for all of the issued and to be issued ordinary share capital of Datamonitor. Under the terms of the Offer to be made by Informa Acquisitions, Datamonitor Shareholders will receive 650 pence in cash for each Datamonitor Share, valuing Datamonitor's fully diluted ordinary share capital at approximately £502m.

Informa Acquisitions is a recently incorporated private limited company formed specifically for the purpose of making the Offer and is an indirect wholly-owned subsidiary of Informa.

Informa provides specialist, high value information to the global academic & scientific, professional, and commercial markets via publishing, performance improvement and events. At the heart of every Informa product and service is research-based, proprietary information for an expert audience. Informa publishes over 2,000 subscription based products and services delivered both electronically and in hardcopy, and 45,000 books. Every year Informa produces over 10,000 events around the world, powered by a marketing database of over 20 million contacts. Informa's brands include Lloyd's List, Routledge, Taylor & Francis, IIR, IBC, AchieveGlobal, ESI and Euroforum. Informa operates in over 70 countries, employing more than 7,500 people.

Datamonitor is a leading global provider of market intelligence through online data, analysis and forecasting platforms. Through its research-based proprietary databases and wealth of expertise, Datamonitor provides clients with objective, high quality data, analysis and in-depth forecasts for six industry sectors: Automotive, Consumer (including Retail), Energy, Financial Services, Healthcare and Technology/Telecoms. This electronic, high value content helps its clients

make better, more timely decisions. Datamonitor has its headquarters in London and has regional offices in other cities including New York, Chicago, Sydney and Tokyo. Datamonitor employs approximately 1,400 people.

2. The Offer

The Offer will be for the entire issued and to be issued ordinary share capital of Datamonitor and will be subject to the conditions and further terms set out in Appendix 1 to this announcement and to the conditions and further terms to be set out in the Offer Document and (in respect of certificated Datamonitor Shares) in the Form of Acceptance. The Offer will be made on the following basis:

For each Datamonitor Share 650 pence in cash

The price of 650 pence for each Datamonitor Share represents:

- a premium of approximately 35.7 per cent. to the average Closing Price of 479.2 pence per Datamonitor Share for the 12 months prior to 11 May 2007, being the last business day prior to this announcement;

- a premium of approximately 2.2 per cent. to the Closing Price of 636.0 pence per Datamonitor Share on 11 May 2007, being the last business day prior to this announcement;

- an enterprise value which is a multiple of approximately 7.3 times Datamonitor's revenue for the year ended 31 December 2006 of £70.4m;

- an enterprise value which is a multiple of approximately 31.7 times Datamonitor's reported EBITDA for the year ended 31 December 2006 of £16.2m; and

- an enterprise value which is a multiple of approximately 18.6 times the consensus of analysts' estimates of Datamonitor's EBITDA of £27.5m for the year ending 31 December 2007(4).

(4) Refer to Bases and Sources in Appendix 2 for the definition of 'consensus of analysts' estimates of Datamonitor's EBITDA'

Datamonitor also has 18,897 deferred shares of 10 pence each ('Datamonitor Deferred Shares') in issue to which the Offer will not extend. No offer will be made for the Datamonitor Deferred Shares.

3. Background to and reasons for the Offer

The Directors of Informa believe that the Acquisition represents an attractive opportunity consistent with Informa's strategy of delivering high-value, specialist content to its clients across the globe. Datamonitor is a high quality business information company, providing its clients with research-based, in-depth industry intelligence and objective analysis. Datamonitor's products, which are offered almost entirely in electronic format through its online databases and 'Knowledge Centres', provide important business intelligence for its clients' strategic planning, marketing and new product development teams. Datamonitor provides predominantly proprietary data and content on six key industry sectors: Automotive, Consumer (including Retail), Energy, Financial Services, Healthcare and Technology/Telecoms. The well respected 'Datamonitor' brand is underpinned by its strong client base of over 6,000 companies and has high subscription renewal rates.

The Informa Directors believe that Datamonitor has strong growth prospects, and the Informa Directors believe that with the backing of Informa this growth can be accelerated. With its strong track record of acquiring businesses, Informa believes that it is well positioned to support Datamonitor through the next phase of its development. The Informa Directors believe that the Acquisition will provide multiple opportunities to leverage Datamonitor's product offering and knowledge base to the benefit of Informa's existing clients, while enhancing Datamonitor's growth through Informa's international sales network and global infrastructure.

The principal benefits of the Acquisition to Informa are:

- Highly complementary business models

The Datamonitor business is believed by the Informa Directors to be complementary to Informa's. Both are centred on the provision of high value content. The Informa Directors believe that there is also a strong sector fit as Informa provides an extensive range of its products and services in the same

sectors in which Datamonitor operates, with particular strengths in healthcare, financial services and technology/telecoms.

• Significant sales and marketing revenue opportunities with Informa

The Informa Directors believe that Datamonitor will have the opportunity to market to the names on Informa's 20 million contact database; speak, exhibit and sponsor at Informa's 10,000+ events annually; and cross-sell to Informa's extensive key account client list.

• Intellectual property and content expertise synergies

The Informa Directors believe that Datamonitor's analysts will provide a research source for Informa conferences and an analytic / diagnostic source for Informa's performance improvement business. They also believe that Datamonitor's product expansion plans will be enhanced by accelerating the development of new data sets in niche segments of Datamonitor's existing industry sectors where Informa has significant expertise.

• Enhancing Datamonitor's international expansion

The Informa Directors believe that Datamonitor's sales force will benefit from Informa's existing global infrastructure with offices and local market expertise in 43 countries.

• Increased resilience and visibility in Informa's revenue mix through Datamonitor's resilient business

With its largely subscription-based income stream Datamonitor is expected by the Informa Directors to be resilient to the effects of changes in the economic cycle. Contributing to each of Informa's divisions, the highly renewing subscriber base will add accelerated growth to the Academic & Scientific division and greater resilience and visibility to both the Professional and Commercial divisions.

• Enhanced growth prospects and margins

The Informa Directors believe that the combination of Datamonitor's existing high growth opportunities and high margins with the significant cross-over revenue opportunities will improve Informa's growth rate and its overall operating margin.

• Cost savings

The Informa Directors believe that the Acquisition will generate annualised cost savings of £3 million with expected one-off costs of £1 million.

4. Financial effects of the Acquisition

The Board of Informa believes that the Acquisition will complement the Informa Group's strong medium-term organic growth and continued high cash generation. As a result of revenue and cost synergies, the Board of Informa expects that the effect of the Acquisition on Informa's adjusted earnings per share will be neutral in 2007 and will be enhancing in the first full year(5) and it expects that the post-tax return on invested capital will exceed Informa's cost of capital in the second full year. In addition, the Board of Informa believes that the associated cashflows resulting from the Acquisition will generate a positive net present value.

(5) This statement should not be interpreted to mean that the future earnings per share of Informa will necessarily be greater than those for the relevant preceding financial period

The Informa Directors expect that the ratio of net debt to earnings before interest, tax, depreciation, amortisation and exceptional items will be approximately 4.9 times at completion of the Acquisition and expect that the strong cash generation of the combined business will result in rapid debt pay-down. Excluding the effect of any other potential acquisitions, this ratio is expected to fall to below 3.75 times by the end of the first full year following the Acquisition.

5. Recommendation

The Board of Datamonitor, who have been so advised by LongAcre Partners, Datamonitor's financial adviser, consider the terms of the Offer to be fair and reasonable. In providing their advice, LongAcre Partners have taken into account the commercial assessments of the Datamonitor Directors. Accordingly, the

Datamonitor Directors unanimously recommend that Datamonitor Shareholders accept the Offer as they intend to do in respect of their own entire beneficial holdings of Datamonitor Shares.

6. Background to and reasons for the Recommendation

The Datamonitor Shares were admitted to the Official List and to trading on the London Stock Exchange's market for listed securities in November 2000 at a price of 165 pence per Datamonitor Share. Since that time, Datamonitor has achieved substantial growth in both revenue and profitability.

The Offer represents(6):

(6) Please see Appendix 2 for the Bases and Sources of statements set out in this paragraph

- a total shareholder return (with gross dividends reinvested) of approximately 506.8 per cent. over the three years ended on 11 May 2007 (the last business day prior to the date of this announcement), which equates to an annual return of approximately 82.4 per cent. over the same period;

- a premium of approximately 35.7 per cent. over the average Closing Price of 479.2 pence per Datamonitor Share for the 12 months prior to this announcement;

- an enterprise value which is a multiple of approximately 7.3 times Datamonitor's revenue for the year ended 31 December 2006 of £70.4m;

- an enterprise value which is a multiple of approximately 31.7 times Datamonitor's reported EBITDA for the year ended 31 December 2006 of £16.2m; and

- an Offer value which is a multiple of approximately 46.7 times reported diluted earnings per share, for the year ended 31 December 2006 of 13.9 pence.

The above multiples are at a significant premium to the trading multiples of the principal comparable companies listed in the UK, Europe and US within the B2B publishing sector. Similarly, the enterprise value of the Offer as a multiple to Datamonitor's reported 2006 EBITDA compares favourably to the relevant EBITDA acquisition multiples of relevant comparable transactions.

The Offer also represents an enterprise value which is a multiple of approximately 28.4 times Datamonitor's normalised EBITDA for the year ended 31 December 2006 of £18.0m (earnings before interest, tax, depreciation, goodwill amortisation, reorganisation costs and the charge relating to share-based payment transactions) and a multiple of approximately 41.1 times normalised diluted earnings per share, adjusted for the impact of amortisation of acquired intangible assets, share based payments, net financial income and reorganisation costs and applying a normalised tax charge of 30 per cent. for the year ended 31 December 2006 of 15.8 pence.

In addition to valuation parameters, the Datamonitor Directors also considered Datamonitor's ability to continue to grow, sustain historic growth rates and deliver acceptable returns to its shareholders as an independent company. A number of potential options, including an ability to consider transformational acquisitions and consolidate the database B2B sector, would be hindered by Datamonitor's relatively small size, competition for assets from other industry players and valuation ratings in the sector. The Datamonitor Directors also believe that an aggressive acquisition strategy to enable Datamonitor to compete effectively with larger capitalised industry players on a longer term basis would potentially expose Datamonitor to a greater degree of financial risk.

Given the above, in the opinion of the Datamonitor Directors, the Offer represents a certain, fair and reasonable value today giving Datamonitor Shareholders an opportunity to realise their return following a period of strong performance by Datamonitor.

7. Irrevocable Undertakings and commitment to purchase Informa Shares

The Datamonitor Directors have given irrevocable undertakings to accept (or procure acceptance of) the Offer to Informa Acquisitions in respect of their entire beneficial holdings of Datamonitor Shares amounting, in total, to 9,687,994 Datamonitor Shares representing, in aggregate, 13.4 per cent. of Datamonitor's issued ordinary share capital. These undertakings remain binding in the event of a competing offer being made for Datamonitor unless the Offer lapses or is withdrawn.

Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

Michael Danson, Chief Executive Officer of Datamonitor, has committed to purchase £5 million of Informa Shares in the 30 days following the Offer becoming or being declared wholly unconditional and to hold those shares until the announcement of the preliminary results for Informa for the year ending 31 December 2008.

8. Information on Informa Acquisitions

Informa Acquisitions, a wholly-owned indirect subsidiary of Informa, was formed for the purpose of making the Acquisition. The entire issued share capital of Informa Acquisitions is held by Informa Acquisitions Holdings Limited, which is wholly-owned by Informa. Both Informa Acquisitions and Informa Acquisitions Holdings Limited are private limited companies registered in England and Wales and were incorporated on 30 April 2007. Neither Informa Acquisitions nor Informa Acquisitions Holdings Limited have traded since incorporation, nor have they entered into any obligations, other than in connection with the Acquisition and the financing of the Acquisition. The directors of Informa Acquisitions and Informa Acquisitions Holdings Limited are officers of Informa.

9. Financial information relating to Informa

For the year ended 31 December 2006, on an IFRS basis and from continuing operations, Informa reported revenues of £1,039.1m (2005: £729.3m) and profit before taxation of £86.5m (2005: £61.0m). Net assets as at 31 December 2006 were £932.0m (2005: £926.0m) and gross assets were £2,384.8m (2005: £2,349.4m). As at 11 May 2007 Informa had a market capitalisation of approximately £2.6 billion.

10. Informa trading update

Trading during the first months of 2007 continues to be good. As reported in the preliminary results for the year ended 31 December 2006, which were issued on 14 March, all areas of the business started the year strongly and they continue to trade ahead of last year in constant currency terms. Informa has had some notable highlights in events, with a highly successful annual energy event in Germany adding to the success of SuperReturn (private equity) and the Arab Health event in Dubai which Informa reported in March. In publishing, high renewal rates across Informa's subscription titles and databases have continued. The performance improvement (PI) sector continues to perform well, with continued success with its expansion plans, in particular with the Asian business based in Singapore and growing operations in the Middle East.

The Board of Informa remains confident that 2007 will be another successful year. The combination of organic and acquisitive growth is a solid base for further progress. Informa has a balanced configuration of businesses across markets, formats and geographical regions, providing enhanced growth capabilities in an economic upturn and defensive qualities in a downturn.

11. Financial information relating to Datamonitor

For the year ended 31 December 2006, Datamonitor reported a normalised profit before tax, amortisation of acquired intangible assets, reorganisation costs and the charge relating to share-based payment transactions and net financial income of approximately £16.8m on revenues of approximately £70.4m and had gross assets as at that date of approximately £113.8m. Datamonitor Shares are traded on the London Stock Exchange.

Datamonitor performed strongly in the first quarter of 2007. The integration of Ovum plc, acquired in December 2006 for a total consideration of approximately £41.0m, inclusive of fees and net of share option proceeds, is progressing well, with performance in line with management expectations.

12. Financing of the Offer

The cash consideration payable by Informa Acquisitions will be funded using a new debt facility of £1,450 million from The Royal Bank of Scotland plc which will also refinance the existing bank facilities of Informa and Datamonitor.

Greenhill confirms that it is satisfied that sufficient resources are available to Informa Acquisitions to satisfy in full the consideration payable under the Offer.

13. Directors, management, employees and location

Informa attaches great importance to the skills and experience of the existing management and employees of Datamonitor. Accordingly, Informa has given assurances to the Datamonitor Directors that the existing employment rights of all employees of Datamonitor, including pension rights, will be fully safeguarded.

The Datamonitor Directors (save for Michael Danson and Simon Pyper) have agreed to resign from the board of Datamonitor upon the Offer becoming or being declared unconditional in all respects.

Michael Danson, Datamonitor Chief Executive Officer, will remain with Datamonitor as its Chief Executive Officer for a period of twelve months to assist with the integration of Datamonitor within the enlarged group.

Informa has no immediate plans to change the locations of Datamonitor operational places of business.

Informa's proposals for the Datamonitor Capital Appreciation Plan are set out in paragraph 15 below.

14. The Loan Note Alternative

As an alternative to all or part of the cash consideration to which they would otherwise be entitled under the Offer, accepting Datamonitor Shareholders, other than Restricted Overseas Persons, will, subject to the conditions and further terms set out in the Offer Document and (in respect of certificated Datamonitor Shares) the Form of Acceptance, be entitled to elect to receive Loan Notes to be issued by Informa Acquisitions on the following basis:

for each £1 of cash consideration £1 nominal of Loan Notes

The Loan Notes will be issued by Informa Acquisitions, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Informa Acquisitions and will be guaranteed as to payment of principal by The Royal Bank of Scotland plc. The Loan Notes will bear interest at a rate of 1 per cent. below twelve-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by yearly instalments in arrears (less any tax where deduction thereof is required by law) on 31 December in each year up to and including 31 December 2009 (each an 'interest payment date'). The first payment of interest will be made on 31 December 2007. On 31 December 2007, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) 31 December 2007. The Loan Notes will be redeemable, on not less than 14 days' notice, in whole for cash at par at the option of noteholders on a date being either 30 June or 31 December in any year between the first date on which all of the relevant holding of Loan Notes has been in issue for more than six months and 31 December 2009 (both dates inclusive) (a 'redemption date').

Unless Informa Acquisitions decides otherwise, no Loan Notes will be issued by Informa Acquisitions unless the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £5 million. If such aggregate nominal value is less than £5 million, any such election shall, unless Informa Acquisitions decides otherwise, be void and the relevant Datamonitor Shareholders will be deemed to have elected for cash. Informa Acquisitions may redeem all (but not some only) of the Loan Notes (so long as they have all been in issue for at least six months) if at any time less than £5 million of the Loan Notes remains outstanding. Informa Acquisitions may purchase any Loan Notes which have been in issue for more than six months at a price by tender available to all holders of Loan Notes alike, or otherwise by agreement with any holders of Loan Notes. The Loan Notes may be redeemed in accordance with their terms. If not previously redeemed, the final redemption date will be 31 December 2009. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest (less any tax where deduction thereof is required by law) on that date. In relation to any redemption date falling on or after the first anniversary of the date of issue of each of the relevant Loan Notes, the Loan Notes may be redeemed, at the option of the holder or the issuer, in US dollars. The Loan Notes will not be transferable (other than by a noteholder to a spouse/civil partner, parent, child, certain family members or a family trust of any of them) and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

The Loan Notes that may be issued in connection with the Offer are not and will not be registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state, district or other jurisdiction

of the United States. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction.

In addition, the relevant clearances and registrations have not been, and will not be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to any residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of that jurisdiction.

The Loan Note Alternative is conditional upon the Offer becoming or being declared unconditional in all respects. The Loan Note Alternative will remain open for acceptance for as long as the Offer remains open for acceptance.

Greenhill has advised that, based on market conditions on 11 May 2007 (being the latest practicable date prior to this announcement), in its opinion the value of the Loan Notes (if the Loan Notes had been in issue) would have been not less than 98p per £1 nominal value.

Further details of the Loan Notes will be contained in the Offer Document.

15. Datamonitor Share Schemes and Datamonitor Long Term Incentive Plans

The Offer will extend to any Datamonitor Shares unconditionally allotted or issued or unconditionally allotted and fully paid (or credited as fully paid) before the date on which the Offer closes (or, subject to the City Code, by such earlier date as Informa Acquisitions may decide), including Datamonitor Shares issued pursuant to the exercise of options or release of awards under the Datamonitor Share Schemes.

Participants in the Datamonitor Share Schemes will be written to separately and appropriate proposals will be made to such participants in due course.

In relation to the Datamonitor Capital Appreciation Plan ('CAP'), Informa intends to amend the rules of the plan so as to fix the value of the entitlements at the value of 650 pence per Datamonitor Share, to be satisfied in cash at the time of vesting, but otherwise broadly to leave the operation of the scheme unchanged so far as is practicable and to deal with discretionary matters under the scheme in a reasonable manner.

16. Disclosure of interests in Datamonitor relevant securities

As at the date of this announcement, neither Informa, Informa Acquisitions, nor any of the Informa Directors or the Informa Acquisitions Directors, nor, so far as Informa, Informa Acquisitions or the Informa Directors or the Informa Acquisitions Directors are aware, any person acting in concert with Informa or Informa Acquisitions for the purposes of the Acquisition, owns or controls any Datamonitor Shares or any securities convertible or exchangeable into Datamonitor Shares or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any Datamonitor Shares or has entered into any derivatives referenced to Datamonitor Shares ('Relevant Datamonitor Securities') which remain outstanding or has a short position (including a short position under a derivative, an agreement to sell or a delivery obligation or right to acquire another person to take delivery), nor does any such person have any arrangement in relation to Relevant Datamonitor Securities. For these purposes, 'arrangement' includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Datamonitor Securities which may be an inducement to deal or refrain from dealing in such shares and any borrowing or lending of Relevant Datamonitor Securities that have been on-lent or sold.

In view of the requirement of confidentiality and therefore the availability to Informa Acquisitions of all relevant persons who are presumed to be acting in concert with Informa Acquisitions to provide information, it has not been possible to ascertain all of the interests and dealings in Datamonitor Shares of all relevant persons who are presumed to be acting in concert with Informa Acquisitions for the purposes of the Offer. Any such additional interest(s) or dealing(s) will be discussed with the Panel and, if appropriate, will be disclosed in the Offer Document or announced if so requested by the Panel.

17. Inducement Fees

As a pre-condition to Informa Acquisitions agreeing to announce the Offer, Datamonitor has agreed to pay a fee to Informa of £5,018,236 (inclusive of any non-recoverable VAT) if, following the date of this announcement, the Offer lapses or is withdrawn:

(a) following the announcement of an independent competing offer (with or without pre-conditions), which becomes or is declared unconditional in all respects or is otherwise completed or implemented; or

(b) following the Datamonitor Directors (or any of them), or any committee thereof, withdrawing, or modifying in any manner adverse to Informa or the success or the likely success of the Offer, their recommendation to Datamonitor Shareholders to accept the Offer; or

(c) in circumstances where the Panel finds that there has been a breach of Rule 21.1 of the City Code by Datamonitor.

However, Datamonitor shall only be liable to pay a fee under paragraph (b) above if and to the extent a further independent competing offer is made and subsequently lapses or is withdrawn, or does not become or is not declared wholly unconditional in all respects and the offeror thereunder is obliged to make a payment to Datamonitor.

Under the terms of that agreement, Informa has agreed to pay a fee to Datamonitor of £2,509,118 (inclusive of any non-recoverable VAT) if, following the date of this announcement, either the Offer lapses or is withdrawn or does not become or is not declared wholly unconditional in all respects, or the Offer is not made by means of the posting of the Offer Document within 28 days of the date of this announcement, in each case save in circumstances where Datamonitor is liable to pay or has paid a fee to Informa as described in the paragraph above.

18. Delisting, cancellation of trading, compulsory acquisition

If Informa Acquisitions receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of Datamonitor Shares to which the Offer relates, Informa Acquisitions intends to exercise its rights pursuant to the provisions of sections 979 to 982 (inclusive) of the Companies Act 2006 to acquire compulsorily the remaining Datamonitor Shares, in respect of which the Offer has not been accepted, in each case on the same terms as the Offer.

If the Offer becomes or is declared unconditional in all respects, and sufficient acceptances under the Offer are received, Informa Acquisitions intends to procure that Datamonitor makes applications to cancel the listing of Datamonitor Shares from the UKLA's Official List and to cancel admission to trading in Datamonitor Shares on the London Stock Exchange's market for listed securities. Delisting would significantly reduce the liquidity and marketability of any Datamonitor Shares not acquired under the Offer at that time.

It is anticipated that the cancellation of listing on the Official List and of admission to trading on the London Stock Exchange will take effect no earlier than 20 business days after either (i) the date(s) on which Informa Acquisitions has, by virtue of its shareholdings and acceptances of the Offer, acquired or agreed to acquire issued ordinary share capital carrying 75 per cent. of the voting rights of the Datamonitor Shares, or (ii) the first date(s) of issue of compulsory acquisition notices under section 979 of the Companies Act 2006. Informa will notify Datamonitor Shareholders when the relevant events set out above have occurred and confirm that the notice period has commenced and the anticipated date of cancellation.

Following the Offer becoming or being declared unconditional, Datamonitor may be re-registered as a private company under the relevant provisions of the Companies Act 1985.

19. Further details of the Offer

There are no agreements or arrangements to which Informa is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition of the Offer.

20. Overseas Shareholders

The availability of the Offer to Datamonitor Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Full details in relation to Overseas Shareholders will be contained in the Offer Document.

Datamonitor Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

21. Datamonitor issued share capital

In accordance with Rule 2.10 of the Code, Datamonitor confirms that it has 72,144,664 Datamonitor Shares in issue (of which 5,326,168 are held in an employee share ownership trust) and has outstanding 10,385,135 options to acquire Datamonitor Shares. The International Securities Identification Number for Datamonitor Shares is GB0009757112. Datamonitor also has 18,897 Datamonitor Deferred Shares in issue to which the Offer will not extend. No offer will be made for the Datamonitor Deferred Shares.

The Offer will be subject to the conditions and further terms set out in Appendix 1.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2.

Certain terms used in this announcement are defined in Appendix 4.

The Datamonitor Directors accept responsibility for the information contained in this announcement relating to Datamonitor, the Datamonitor Group, the Datamonitor Directors and the members of their immediate families, related trusts and persons connected with them (save in each case for information on Informa's future plans for Datamonitor, the Datamonitor Group, and its management and employees). To the best of the knowledge and belief of the Datamonitor Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Informa Directors and the Informa Acquisitions Directors accept responsibility for the information contained in this announcement save for the information for which responsibility is taken by the Datamonitor Directors as referred to above. To the best of the knowledge and belief of the Informa Directors and the Informa Acquisitions Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement is not intended to and does not constitute, or form any part of, any offer to sell or any solicitation of any offer to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of the information contained or referred to in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to persons not resident in the United Kingdom. The Offer Document will be available for public inspection and will also be posted on Informa's website.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Informa and Informa Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Informa and Informa Acquisitions for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

LongAcre Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Datamonitor and no one else in connection with the Offer and will not be responsible to anyone other, than Datamonitor for providing the protections afforded to clients of LongAcre Partners nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The availability of the Offer to persons who are not resident in the United

Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. In particular, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless otherwise determined by Informa Acquisitions and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such jurisdiction. Accordingly, unless otherwise determined by Informa Acquisitions, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Offer are not, and will not be, registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sole, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction. In addition, the relevant clearances and registrations have not been, and will not be, sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Offer Document.

In accordance with normal UK market practice, Informa Acquisitions or any person acting on its behalf may from time to time make certain market or private purchases of, or arrangements to purchase, directly or indirectly, Datamonitor Shares other than pursuant to the Offer. Any information about such purchases will be publicly announced as required by law or regulation in the UK.

Forward-looking statements

This announcement includes certain 'forward looking statements'. These statements are based on the current expectations of the management of Datamonitor, Informa and Informa Acquisitions (as applicable) and are naturally subject to uncertainty and changes in circumstances. The forward looking statements contained herein may include statements about the expected effects on Informa, Informa Acquisitions or Datamonitor of the Offer, the expected timing and scope of the Offer, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, other strategic options and all other statements in this document other than historical facts. Forward looking statements include, without limitation, statements typically containing words such as 'intends', 'expects', 'anticipates', 'targets', 'estimates' and words of similar import. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, and Informa Acquisitions' ability to successfully integrate the operations and employees of Datamonitor, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory

environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward looking statements. Neither Datamonitor nor Informa, nor Informa Acquisitions undertakes any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Datamonitor, all 'dealings' in any 'relevant securities' of Datamonitor, (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Datamonitor, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of Datamonitor by Informa Acquisitions, Informa or Datamonitor, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at http://www.thetakeoverpanel.org.uk

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

If you are in any doubt about the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

Appendix 1

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

PART A: CONDITIONS OF THE OFFER

The Offer complies with the rules and regulations of the FSA and the City Code.

The Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. on the First Closing Date (or such later time(s) and/or date(s) as Informa Acquisitions may, with the consent of the Panel or in accordance with the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Informa Acquisitions may decide) in nominal value of the Datamonitor Shares to which the Offer relates provided that this condition shall not be satisfied unless Informa Acquisitions and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Datamonitor Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Datamonitor (including for this purpose, to the extent (if any) required by the Panel, any voting rights attaching to any Datamonitor Shares which may be unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of

any outstanding conversion or subscription rights or otherwise). For the purposes of this condition:

(i) the Datamonitor Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the register of members of Datamonitor;

(ii) the expression 'Datamonitor Shares to which the Offer relates' shall be construed in accordance with Chapter 3 of Part 28 of the Companies Act 2006; and

(iii) valid acceptances shall be deemed to have been received in respect of the Datamonitor Shares which are treated for the purposes of section 979 of the Companies Act 2006 as having been acquired or contracted to be acquired by Informa Acquisitions by virtue of acceptances of the Offer;

(b) approval under the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen) (the 'GWB') from the German Federal Cartel Office (Bundeskartellamt) (the 'GFCO') having been obtained or the applicable waiting periods under the German Act against Restraints of Competition having expired or been terminated without action from the German Federal Cartel Office;

(c) save as Disclosed, there being no provision of any agreement, arrangement, licence, permit, lease or other instrument to which any member of the Wider Datamonitor Group is a party or by or to which any such member or any of its assets would be reasonably likely to be bound, entitled or subject, which as a consequence of the Offer or the proposed acquisition of any shares or other securities in Datamonitor or because of a change in the control or management of the Wider Datamonitor Group or otherwise, would or could reasonably be expected to result in, to an extent which is or would reasonably be expected to be material in the context of the Wider Datamonitor Group taken as a whole:

(i) any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, permit, lease or instrument or the interest or business of any such member or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any such member otherwise than in the ordinary course of business;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement(s) relating to any such interest or business) being terminated, adversely modified or adversely affected;

(vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation of any liability, actual or contingent, by any such member;

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, lease or other instrument to which any member of the Wider Datamonitor Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected by Informa Acquisitions to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this condition (c) in each case

to an extent which is material in the context of the Wider Datamonitor Group taken as a whole

(d) no central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, stock exchange, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each, a 'Third Party') having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or having enacted, made or proposed any statute, regulation, decision or order, and there not continuing to be outstanding any statute, regulation, decision or order, which would or would reasonably be expected by Informa Acquisitions to:

(i) require, prevent or materially delay the divestiture, or adversely alter the terms envisaged for any proposed divestiture by any member of the Wider Informa Group or any member of the Wider Datamonitor Group of all or any material portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective material assets or material properties or any part thereof;

(ii) result in a material delay in the ability of Informa Acquisitions, or render it unable, to acquire some or all of the Datamonitor Shares or require a material divestiture by Informa Acquisitions or any member of the Wider Informa Group of any securities in Datamonitor;

(iii) impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Informa Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Datamonitor Group or the Wider Informa Group or to exercise, directly or indirectly, voting or management control over any such member;

(iv) otherwise materially and adversely affect the business, assets, liabilities profits or prospects of any member of the Wider Datamonitor Group;

(v) make the Offer, its implementation or the acquisition or proposed acquisition by Informa Acquisitions or any member of the Wider Informa Group of any shares or other securities in, or control or management of, Datamonitor void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, materially restrain, prevent, restrict, prohibit, or delay the same, or impose additional material conditions or obligations with respect to, or otherwise materially impede or challenge or require material amendment of the Offer or the acquisition by Informa Acquisitions or any member of the Wider Informa Group of any shares or other securities in Datamonitor;

(vi) require any member of the Wider Informa Group or the Wider Datamonitor Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) or interest in any member of the Wider Datamonitor Group or the Wider Informa Group owned by any third party (other than in the implementation of the Offer);

(vii) impose any material limitation on the ability of any member of the Wider Datamonitor Group to co-ordinate its business, or any part of it, with the businesses of any other member of the Wider Datamonitor Group and/or the Wider Informa Group; or

(viii) result in any member of the Wider Datamonitor Group ceasing to be able to carry on business under any name under which it presently does so,

in each case to an extent which is material in the context of the Offer, or the Wider Informa Group or the Wider Datamonitor Group taken as a whole (as the case may be), and all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Offer or proposed acquisition of any shares or securities in Datamonitor having expired, lapsed or been terminated;

(e) all filings or applications which are reasonably considered necessary by Informa Acquisitions or which are required by law having been made in connection with the Offer and all statutory or regulatory obligations in any jurisdiction

having been complied with in connection with the Offer or the acquisition by any member of the Wider Informa Group of any shares or other securities in, or control of, Datamonitor in circumstances where non-compliance would have a material adverse effect on the Wider Informa Group or the Wider Datamonitor Group taken as a whole (as the case may be) or would be material in the context of the Offer and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ('authorisations') required by law in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, Datamonitor by any member of the Wider Informa Group having been obtained in terms and in a form reasonably satisfactory to Informa Acquisitions from all appropriate Third Parties or persons with whom any member of the Wider Datamonitor Group has entered into contractual arrangements, in each case where the absence of such authorisations would have a material adverse effect on the Wider Informa Group or the Wider Datamonitor Group taken as a whole (as the case may be) or would be material in the context of the Offer, and all such authorisations which are reasonably considered by Informa Acquisitions to be necessary to carry on the business of any member of the Wider Datamonitor Group as currently carried on remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(f) save as Disclosed, no member of the Wider Datamonitor Group having, since 31 December 2006:

(i) save for Datamonitor Shares issued pursuant to the exercise of options granted under the Datamonitor Share Schemes, issued or agreed to issue, authorised or proposed the issue of additional shares or securities of any class;

(ii) save for the grant of options under the Datamonitor Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares (including treasury shares) or other securities or reduced or made or authorised any other change to any part of its share capital;

(iv) save as between Datamonitor and wholly-owned subsidiaries of Datamonitor ('Intra-Datamonitor Group Transactions') recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution to any shareholder whether payable in cash or otherwise;

(v) save for Intra-Datamonitor Group Transactions, merged with or demerged from any body corporate or partnership or, other than in the ordinary course of business, acquired or disposed of or transferred, mortgaged, charged or created any security interest over, any asset or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to propose the same which, in any case, is material in the context of the Wider Datamonitor Group taken as a whole;

(vi) save for Intra-Datamonitor Group Transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vii) save for Intra-Datamonitor Group Transactions, issued, authorised or proposed the issue of any debentures or incurred or increased any indebtedness or liability (actual or contingent) or proposed to do any of the foregoing;

(viii) entered into, implemented, effected, authorised, proposed or announced any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider Datamonitor Group that is material in the context of the Wider Datamonitor Group;

(ix) entered into, or varied any material terms of, any agreement with any of the directors or senior executives of Datamonitor;

(x) entered into, varied or (in a manner which is materially prejudicial to the Wider Datamonitor Group taken as a whole) terminated, or authorised, proposed or announced its intention to enter into, vary or (in a manner which is materially prejudicial to the Wider Datamonitor Group taken as a whole) terminate any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude;

(B) is or would reasonably be expected to be materially restrictive to the business of any member of the Wider Datamonitor Group; or

(C) is outside of the ordinary course of business and is material in the context of the Wider Datamonitor Group taken as a whole;

(xi) terminated or varied the terms of any agreement or arrangement between any member of the Datamonitor Group and any other person in a manner which would or would reasonably be expected to have a material adverse effect on the financial position or prospects of the Datamonitor Group taken as a whole;

(xii) taken any corporate action or had any legal proceedings started or threatened against it or petition presented or order made for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed in any jurisdiction;

(xiii) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xiv) waived, settled or compromised any claim otherwise than in the ordinary course of business where such claim is not material in the context of the business of the Wider Datamónitor Group taken as a whole;

(xv) made any alteration to its memorandum or articles of association or other incorporation documents or, except for any change required by reason of a concurrent change in applicable law, regulation or generally accepted accounting practice, to any method of accounting or accounting practice used by it on the date hereof and which, in any case, is materially adverse in the context of the Wider Datamonitor Group taken as a whole; or

(xvi) entered into or varied any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or proposed to, effect any of the transactions, matters or events referred to in this condition (f),

(g) since 31 December 2006 and save as Disclosed:

(i) no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Datamonitor Group;

(ii) nc litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Datamonitor Group is or may become a party (whether as a claimant, defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider Datamonitor Group having been instituted, announced or threatened by or against or remaining outstanding against or in respect of any member of the Wider Datamonitor Group which in any such case would reasonably be expected to adversely affect any member of the Wider Datamonitor Group;

(iii) no contingent or other liability having arisen or become apparent to Informa Acquisitions, which would be likely to adversely affect any member of the Wider Datamonitor Group; and

(iv) no steps having been taken which are likely to result in the withdrawal (without replacement), cancellation, termination or modification of any material licence held by any member of the Wider Datamonitor Group which is necessary for the proper carrying on of its business,

in each case to an extent which is material in the context of Informa Acquisitions and its subsidiary undertakings taken as a whole or the Wider Datamonitor Group taken as a whole (as the case may be);

(h) (i) save as Disclosed, Informa Acquisitions not having discovered: (a) that any financial, business or other information concerning the Wider Datamonitor Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider Datamonitor Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary

to make that information not materially misleading which, in any case, is material in the context of the Wider Datamonitor Group taken as a whole; or (b) that any member of the Wider Datamonitor Group, or any partnership, company or other entity in which any member of the Wider Datamonitor Group has a significant economic interest and which is not a subsidiary undertaking of Datamonitor is subject to any liability (contingent or otherwise) which is material in the context of the Wider Datamonitor Group taken as a whole; or

(ii) since 31 December 2006 and save as Disclosed, Informa Acquisitions not having discovered any information which adversely affects the import of any information Disclosed at any time by or on behalf of any member of the Wider Datamonitor Group and which, in any such case, is material in the context of the Wider Datamonitor Group taken as a whole.

Informa Acquisitions reserves the right to waive, in whole or in part, all or any of the above conditions, except condition (a). Conditions (b) to (h) (inclusive) must be fulfilled by midnight on the 21st day after the later of the First Closing Date and the date on which condition (a) is fulfilled (or in each such case such later date as Informa Acquisitions may, with the consent of the Panel, decide). Informa Acquisitions shall be under no obligation to waive or treat as satisfied any of the conditions (b) to (h) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Informa Acquisitions is required by the Panel to make an offer for Datamonitor Shares under the provisions of Rule 9 of the City Code, Informa Acquisitions may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the Acquisition is referred to the Competition Commission in the UK before 1.00 p.m. on the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances.

If the Offer lapses, it will cease to be capable of further acceptance. Datamonitor Shareholders who have already accepted the Offer shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

PART B: CERTAIN FURTHER TERMS OF THE OFFER

The Offer will be made on the terms and will be subject to the conditions which are set out in this Appendix 1, those terms which will be set out in the Offer Document and the Form of Acceptance and such further terms as may be required to comply with the provisions of the City Code. The Offer and any acceptance of the Offer will be governed by English law. This announcement does not constitute an offer or invitation to purchase any securities.

The Datamonitor Shares will be acquired by Informa Acquisitions fully-paid up and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid on or after the date on which the Offer is made.

The Offer is not being and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility, directly or indirectly from or within the United States, Canada, Australia or Japan.

Accordingly, copies of this announcement and any other documents related to the Offer are not being, and must not be, mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia or Japan and persons receiving this announcement, the Form of Acceptance or such other documents (including custodians, nominees and trustees) must not distribute or send them in, or into or from, the United States, Canada, Australia or Japan.

Appendix 2

Bases and Sources

1 Unless otherwise stated:

(a) financial information relating to Informa has been extracted or derived (without any adjustment) from the consolidated audited annual report and accounts for Informa for the year ended 31 December 2006; and

(b) financial information relating to Datamonitor has been extracted or derived (without any adjustment) from the consolidated audited annual reports and accounts for Datamonitor for the years ended 31 December 2004, 2005 and 2006, save as described below in 4.

2 The total equity value of the Offer is calculated based on a fully diluted share capital of Datamonitor of 77,203,631 Datamonitor Shares. This in turn is calculated on the basis of:

the number of issued Datamonitor Shares, being 72,144,664 Datamonitor Shares; and the 6,955,135 'in the money' options outstanding under the Datamonitor Share Schemes (and which are expected to become exercisable as a consequence of the Offer), less the 5,326,168 Datamonitor Shares held by the Datamonitor employee share ownership trust. plus the options over 3,430,000 Datamonitor Shares held under the Datamonitor Capital Appreciation Plan ('CAP') (notwithstanding that the CAP options are not currently vested as the applicable performance target has not yet been met).

Whilst the CAP options are included for the purposes of calculating the total equity value of the Offer, Informa intends to amend the rules of the plan so as to fix the value of the entitlements at the value of 650 pence per Datamonitor Share, to be satisfied in cash at the time of vesting, but otherwise broadly to leave the operation of the scheme unchanged so far as is practicable.

3 For the purposes of calculating the Offer enterprise value, the net debt of Datamonitor of £16.5m is as at 31 December 2006 and includes minority interests of £1.9m and deferred consideration of £0.9m. The Offer enterprise value is calculated net of share option proceeds of £5.7m.

4 The consensus of analysts' estimates of EBITDA for Datamonitor for the year ending 31 December 2007 of £27.5m is calculated on the basis of:

the arithmetic average of £27.7m, being the forecast from Investec Securities, 18 January 2007; £27.4m, being the forecast from Numis Securities, 27 February 2007; and £27.4m, being the forecast from Altium Securities, 30 April 2007.

Appendix 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of Datamonitor Shares have given irrevocable undertakings to accept the Offer:

Name	Number of Datamonitor Shares	Percentage of issued share capital of Datamonitor
Bernard Cragg	100,000	0.1386%
Tony Allen	5,000	0.0069%
Peter Harkness	7,500	0.0104%
Graham Albutt	20,000	0.0277%
Michael Murphy	67,000	0.0929%
Michael Danson	9,488,494	13.1520%
Total	9,687,994	13.4286%

Appendix 4

Definitions

The following definitions apply throughout this announcement unless the context requires otherwise.

'Acquisition'	the proposed acquisition of Datamonitor by Informa Acquisitions pursuant to the Offer
'Australia'	the Commonwealth of Australia, its territories and possessions

'Board'	as the context requires, the board of directors of Informa Acquisitions, the board of directors of Informa or the board of directors of Datamonitor
'Canada'	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof
'City Code'	the City Code on Takeovers and Mergers
'Closing Price'	the closing middle market quotation of a Datamonitor Share as derived from the Daily Official List on any particular day
'Competition Commission'	the UK Competition Commission
'Daily Official List'	the Daily Official List of the London Stock Exchange
'Datamonitor Directors'	the directors of Datamonitor as at the date of this announcement
'Datamonitor Group'	Datamonitor and its subsidiary undertakings
'Datamonitor Shares'	includes: (a) the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of Datamonitor; and (b) any further ordinary shares of 10 pence each in the capital of Datamonitor which are unconditionally allotted or issued and fully paid, or credited as fully paid, before the date on which the Offer closes (or before such earlier date as, subject to the City Code, Datamonitor may determine not being earlier than (i) the date on which the Offer becomes or is declared unconditional as to acceptances or (ii) if later, the First Closing Date) but excludes any treasury shares
'Datamonitor Shareholders'	registered holders of Datamonitor Shares
'Datamonitor Share Schemes'	each of: (a) the Datamonitor Long Term Incentive Plan; (b) the Datamonitor Capital Appreciation Plan; (c) the Datamonitor 2000 No. 2 Share Option Plan; and (d) the Datamonitor 2000 Inland Revenue Approved Share Option Plan
'Disclosed'	(i) as disclosed in Datamonitor's report and accounts for the year ended 31 December 2006; (ii) as publicly announced by Datamonitor by the delivery of an announcement to an authorised Regulatory Information Service prior to the date of this announcement; (iii) as disclosed in this announcement; or (iv) as otherwise fairly disclosed in writing to Informa, Informa Acquisitions or their advisers by or on behalf of Datamonitor prior to the date of this announcement
'EBITDA'	earnings before interest, tax, depreciation and amortisation
'First Closing Date'	the twenty-first day after the posting of the Offer Document
'Form of Acceptance'	the form of acceptance, election and authority that will accompany the Offer Document
'FSA'	Financial Services Authority
'Greenhill'	Greenhill & Co. International LLP, a limited liability partnership registered in England with registered number OC300796

'Informa'	Informa plc a company incorporated in England and Wales with registered number 3099067
'Informa Acquisitions'	Informa Acquisitions Limited a company incorporated in England and Wales with registered number 6231595
'Informa Acquisitions Directors'	the directors of Informa Acquisitions as at the date of this announcement
'Informa Directors'	the directors of Informa as at the date of this announcement
'Informa Group'	Informa and its subsidiary undertakings
'Informa Shares'	ordinary shares of 10 pence each in the share capital of Informa
'Informa Shareholders'	registered holders of Informa Shares
'Japan'	Japan, its cities, prefectures, territories and possessions
'LIBOR'	the British Bankers' Association Interest Settlement Rate for the offering of sterling deposits for a period of twelve months displayed on the appropriate page of the Telerate screen at or about 11.00 a.m (London time) on the first day of the relevant interest period or, if such day is not a business day, on the next succeeding business day
'Loan Note(s)'	the unsecured guaranteed loan notes of £1 each to be issued by Informa Acquisitions pursuant to the Loan Note Alternative
'Loan Note Alternative'	the loan note alternative whereby eligible Datamonitor Shareholders who validly accept the Offer may elect to receive Loan Notes
'London Stock Exchange'	London Stock Exchange plc
'LongAcre Partners'	LongAcre Partners Limited a company incorporated in England and Wales with registered number 3902703
'Offer'	the recommended offer to be made by Informa Acquisitions to acquire the entire issued and to be issued ordinary share capital of Datamonitor on the terms and subject to the conditions that will be set out in the Offer Document and the Form of Acceptance and, where the context so requires, any subsequent revision, variation, extension or renewal thereof
'Offer Document'	the formal document to be sent to holders of Datamonitor Shares containing, inter alia, the terms and conditions of the Offer
'Offer Period'	the period beginning on and including the date of this announcement and ending on the later of (i) 1.00 p.m. on the First Closing Date; (ii) the time and date on which the Offer becomes or is declared unconditional as to acceptances; and (iii) the time and date on which the Offer lapses or is withdrawn
'Official List'	the Official List of the UKLA
'Overseas Shareholders'	Datamonitor Shareholders who are resident in or nationals or citizens of jurisdictions outside the UK or who are nominees of, or custodians or trustees for, citizens or nationals of countries other than the UK

'Panel'	the Panel on Takeovers and Mergers
'Regulatory Information Service'	any of the services set out in Appendix 3 to the Listing Rules of the UKLA from time to time
'Restricted Overseas Persons'	a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Informa Acquisitions believes to be in, or resident in, or with a registered address in the United States, Australia, Canada or Japan and any custodian, nominee or trustee holding Datamonitor Shares for persons in such jurisdictions and persons in any other jurisdiction (other than persons in the UK) whom Informa Acquisitions is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Informa Acquisitions regards as unduly onerous
'UK'	the United Kingdom of Great Britain and Northern Ireland and its dependent territories
'UKLA'	the UK Listing Authority, being the Financial Services Authority Limited acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
'United States' or 'US'	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
'Wider Datamonitor Group'	Datamonitor and its subsidiary undertakings, associated undertakings and any other undertaking in which Datamonitor and/or such undertakings (aggregating their interests) have a substantial interest
'Wider Informa Group'	Informa and its subsidiary undertakings, associated undertakings and any other undertaking in which Informa and/or such undertakings (aggregating their interests) have a substantial interest

All references to legislation in this announcement are to English legislation unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

For the purposes of this announcement, subsidiary, subsidiary undertaking, associated undertaking, undertaking and parent undertaking have the respective meanings given to them by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act 1985) and 'substantial interest' means the direct or indirect interest of twenty (20) per cent. or more of the equity share capital (as defined in the Companies Act 1985) of any undertaking.

IIFSREVISLID

Informa PLC - Annual Information Update

Informa PLC
30 April 2007

INFORMA PLC

30 April 2007

ANNUAL INFORMATION UPDATE

RIS Announcements

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public in the twelve months up to and including 30 April 2007.

The following UK regulatory announcements have been made via RNS, a Regulatory Information Service. A copy of these announcements can be obtained from the London Stock Exchange website www.londonstockexchange.com/marketnews or from the company's website www.informa.

Date of Announcement	Description
30 April 2007	Total Voting Rights
26 April 2007	Director/PDMR Shareholding
24 April 2007	Director/PDMR Shareholding
19 April 2007	Director/PDMR Shareholding
12 April 2007	Notice of AGM
30 March 2007	Total Voting Rights
28 March 2007	Holding(s) in Company
22 March 2007	Director/PDMR Shareholding
21 March 2007	Proposed Acquisition
16 March 2007	Director/PDMR Shareholding
14 March 2007	Holding(s) in Company
14 March 2007	Holding(s) in Company
14 March 2007	Board Changes
14 March 2007	Final Results
08 March 2007	Additional Listing
28 February 2007	Total Voting Rights
27 February 2007	Holding(s) in Company
21 February 2007	Director/PDMR Shareholding
31 January 2007	Total Voting Rights
23 January 2007	Director/PDMR Shareholding
19 January 2007	Total Voting Rights
11 January 2007	Trading Statement

22 December 2006	Director/PDMR Shareholding
22 December 2006	Total Voting Rights
11 December 2006	Additional Listing
06 December 2006	Blocklisting Interim Review
01 December 2006	Director Declaration
22 November 2006	Director/PDMR Shareholding
10 November 2006	Holding(s) in Company
08 November 2006	Director/PDMR Shareholding
03 November 2006	Offer Talks Terminated
01 November 2006	Director/PDMR Shareholding
19 October 2006	Rule 2.10
19 October 2006	Response to Press Speculation
17 October 2006	Notice of Results
09 October 2006	Acquisition
02 October 2006	Director/PDMR Shareholding
26 September 2006	Interim Results
01 September 2006	Director/PDMR Shareholding
01 August 2006	Director/PDMR Shareholding
19 July 2006	Pre-Close Update
11 July 2006	Holding(s) in Company
04 July 2006	Director/PDMR Shareholding
20 June 2006	Holding(s) in Company
15 June 2006	Holding(s) in Company
14 June 2006	Holding(s) in Company
14 June 2006	Director/PDMR Shareholding
09 June 2006	Director/PDMR Shareholding
06 June 2006	Blocklisting Interim Review
06 June 2006	Blocklisting Interim Review
06 June 2006	Blocklisting Interim Review
06 June 2006	Blocklisting Interim Review
06 June 2006	Blocklisting Interim Review
06 June 2006	Blocklisting Interim Review
06 June 2006	Blocklisting Interim Review
06 June 2006	Blocklisting Interim Review
02 June 2006	Holding(s) in Company
01 June 2006	Director/PDMR Shareholding
26 May 2006	Amendment to Notice of Result
16 May 2006	Result of AGM
16 May 2006	AGM Statement

15 May 2006	Holding(s) in Company
08 May 2006	Director/PDMR Shareholding
02 May 2006	Director/PDMR Shareholding
26 April 2006	Additional Listing

Documents filed at Companies House

The company has made the following filings with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of these documents can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ, telephone: 0870 333 3636 (www.companieshouse.gov.uk) or if you are a registered user through Companies House Direct at www.direct.companieshouse.gov.uk

Date of Filing	Date of Publication	Item	Description
27 March 2007	20 April 2007	Form 88(2)	Return of allotment of shares on exercise of
27 March 2007 - 29 March 2007	20 April 2007	Form 88(2)	Return of allotment of shares on exercise of
28 March 2007	20 April 2007	Form 88(2)	Return of allotment of shares on exercise of
22 March 2007	15 April 2007	Form 88(2)	Return of allotment of shares on exercise of
15 March 2007	15 April 2007	Form 88(2)	Return of allotment of shares on exercise of
26 March 2007	15 April 2007	Form 88(2)	Return of allotment of shares on exercise of
15 March 2007	03 April 2007	Form 88(2)	Return of allotment of shares on exercise of
26 February 2007	19 March 2007	Form 88(2)	Return of allotment of shares on exercise of
09 February 2007	05 March 2007	Form 88(2)	Return of allotment of shares on exercise of
15 January 2007	16 February 2007	Form 88(2)	Return of allotment of shares on exercise of
08 January 2007	16 February 2007	Form 88(2)	Return of allotment of shares on exercise of
22 January 2007	16 February 2007	Form 88(2)	Return of allotment of shares on exercise of
05 January 2007	24 January 2007	Form 88(2)	Return of allotment of shares on exercise of
05 December 2006	17 January 2007	Form 88(2)	Return of allotment of shares on exercise of
14 December 2006	17 January 2007	Form 88(2)	Return of allotment of shares on exercise of
08 December 2006	05 January 2007	Form 88(2)	Return of allotment of shares on exercise of
04 December 2006	18 December 2006	Form 88(2)	Return of allotment of shares on exercise of
23 November 2006	14 December 2006	Form 88(2)	Return of allotment of shares on exercise of
21 November 2006	08 December 2006	Form 88(2)	Return of allotment of shares on exercise of
15 November 2006 -17 November 2006	01 December 2006	Form 88(2)	Return of allotment of shares on exercise of
10 November 2006	29 November 2006	Form 88(2)	Return of allotment of shares on exercise of
06 November 2006	21 November 2006	Form 88(2)	Return of allotment of shares on exercise of
03 November 2006	21 November 2006	Form 88(2)	Return of allotment of shares on exercise of
31 October 2006	21 November 2006	Form 88(2)	Return of allotment of shares on exercise of
26 September - 27 September 2006	15 November 2006	Form 88(2)	Return of allotment of shares on exercise of
24 October 2006	15 November 2006	Form 88(2)	Return of allotment of shares on exercise of

19 October 2006	15 November 2006	Form 88(2)	Return of allotment of shares on exercise of
20 October 2006	15 November 2006	Form 88(2)	Return of allotment of shares on exercise of
16 October 2006	15 November 2006	Form 88(2)	Return of allotment of shares on exercise of
12 October 2006	31 October 2006	Form 88(2)	Return of allotment of shares on exercise of
11 October 2006	31 October 2006	Form 88(2)	Return of allotment of shares on exercise of
	30 October 2006	Form 288c	Change of address of Director
06 October 2006	18 October 2006	Form 88(2)	Return of allotment of shares on exercise of
04 October 2006	18 October 2006	Form 88(2)	Return of allotment of shares on exercise of
28 September 2006 - 02 October 2006	18 October 2006	Form 88(2)	Return of allotment of shares on exercise of
06 September 2006	31 October 2006	Form 363a	Company Annual Return
22 September 2006	10 October 2006	Form 88(2)	Return of allotment of shares on exercise of
18 September 2006	03 October 2006	Form 88(2)	Return of allotment of shares on exercise of
14 September 2006	29 September 2006	Form 88(2)	Return of allotment of shares on exercise of
01 September 2006	22 September 2006	Form 88(2)	Return of allotment of shares on exercise of
30 August 2006	22 September 2006	Form 88(2)	Return of allotment of shares on exercise of
17 August 2006	12 September 2006	Form 88(2)	Return of allotment of shares on exercise of
14 August 2006	30 August 2006	Form 88(2)	Return of allotment of shares on exercise of
19 July 2006	02 August 2006	Form 88(2)	Return of allotment of shares on exercise of
10 July 2006	25 July 2006	Form 88(2)	Return of allotment of shares on exercise of
19 June 2006	03 July 2006	Form 88(2)	Return of allotment of shares on exercise of
01 June 2006	22 June 2006	Form 288a	Appointment of Secretary
12 June 2006	21 June 2006	Form 88(2)	Return of allotment of shares on exercise of
01 June 2006	20 June 2006	Form 288b	Resignation of Secretary
31 December 2005	06 June 2006	AA	Group of Companies' Accounts Made Up
12 May 2006	01 June 2006	Form 88(2)	Return of allotment of shares on exercise of
19 May 2006	01 June 2006	Form 88(2)	Return of allotment of shares on exercise of
16 May 2006	26 May 2006	Form 88(2)	Return of allotment of shares on exercise of
16 May 2006	25 May 2006	Memorandum & Articles of Association	Full copy of Memorandum & Articles of Associa all amendments to 16 May 2006
16 May 2006	25 May 2006	Resolutions	Disapply Pre-Emption Rights 16/05/06; Auth Allot Of Security 16/05/06; Maximum £42177123 10p 16/05/06; Alter Articles 16/05/06
05 May 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of
05 May 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of
04 May 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of
03 May 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of
27 April 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of
26 April 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of
21 April 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of

21 April 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of
18 July 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of
04 April 2006	24 May 2006	Form 88(2)	Return of allotment of shares on exercise of
11 April 2006	05 May 2006	Form 88(2)	Return of allotment of shares on exercise of
30 March 2006	05 May 2006	Form 88(2)	Return of allotment of shares on exercise of
04 April 2006	26 April 2006	Form 88(2)	Return of allotment of shares on exercise of
24 March 2006	26 April 2006	Form 88(2)	Return of allotment of shares on exercise of

Documents Published and Sent to Shareholders

Copies of the following documents were sent to shareholders and submitted, at the time, to the UK Listing Authority for inspection at their Document Viewing Facility situated at Financial Services Authority, The North Colonnade, Canary Wharf, London, E14 5HS. The documents can also be obtained from the company's website, www.informa.com

Date	Document Type
12 April 2007	Annual Report and Accounts for the financial year ended 31 December 2006
12 April 2007	2007 AGM Notice and Circular
26 September 2006	Interim Report for the six months ended 30 June 2006

In accordance with Section 5.2.7 Prospectus Rules, it is noted that some of the information referred to above may be out of date.

Copies of this Annual Information Update can be obtained from the company's registered office:

Informa plc
Mortimer House
37/41 Mortimer Street
London
W1T 3JH
United Kingdom

For further information contact Sonia Richmond, Deputy Company Secretary
tel: +44 (0)20 7017 5000

Date: 30 April 2007

ENDS

Informa PLC - Total Voting Rights

Informa PLC
30 April 2007

Total Voting Rights

In conformity with the Disclosure and Transparency Rules, Informa PLC (the 'Company') wishes to notify the market of the following:

As at the date of this announcement, the Company's issued share capital consists of 424,367,398 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 424,367,398.

The above figure (424,367,398) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest, in, or a change to their interest in, the share capital of the Company under the FSA's Disclosure and Transparency Rides.

This information is provided by RNS
The company news service from the London Stock Exchange

Informa PLC - Director/PDMR Shareholding

Informa PLC
26 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) . An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   INFORMA PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director

   PETER RIGBY (DIRECTOR)
   DAVID GILBERTSON (DIRECTOR)
   ANTHONY FOYE (DIRECTOR)
   ROGER HORTON (PERSON DISCHARGING MANAGERIAL RESPONSIBILITY)
   ALFRED MOELLENBECK (PERSON DISCHARGING MANAGERIAL RESPONSIBILITY)
   KENNETH BOHLIN (PERSON DISCHARGING MANAGERIAL RESPONSIBILITY)
   SUSANNA KEMPE (PERSON DISCHARGING MANAGERIAL RESPONSIBILITY)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   SEE 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

CONDITIONAL AWARD OF SHARES HAVE BEEN GRANTED UNDER THE INFORMA 2005 MANAGEMENT LONG-TERM INCENTIVE PLAN (THE 'PLAN')

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

25 APRIL 2007

18. Period during which or date on which it can be exercised

THE SHARES SUBJECT TO THE AWARDS SHALL BE CAPABLE OF VESTING FOLLOWING THE END OF THE PERFORMANCE PERIOD ON 31 DECEMBER 2009

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY 10 PENCE SHARES IN INFORMA PLC

PETER RIGBY	102,301
DAVID GILBERTSON	96,675
ANTHONY FOYE	59,165
ROGER HORTON	20,035
ALFRED MOELLENBECK	27,871
KENNETH BOHLIN	19,503
SUSANNA KEMPE	17,051

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

PETER RIGBY	493,138
DAVID GILBERTSON	456,577
ANTHONY FOYE	453,536
ROGER HORTON	48,933
ALFRED MOELLENBECK	177,084
KENNETH BOHLIN	123,713
SUSANNA KEMPE	37,625

23. Any additional information

ISSUED SHARE CAPITAL AND VOTING RIGHTS AS OF TODAY IS 424,333,656

24. Name of contact and telephone number for queries

SONIA RICHMOND TEL: 020 7017 4314

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN BURTON - COMPANY SECRETARY

Date of notification

26 APRIL 2007

Informa PLC - Director/PDMR Shareholding

Informa PLC
24 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director

PETER RIGBY (DIRECTOR)

DAVID GILBERTSON (DIRECTOR)

ANTHONY FOYE (DIRECTOR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO IN 3

ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PETER RIGBY	635,920	0.150%	(INCLUDES CONNECTED PERSON INTERESTS)
DAVID GILBERTSON	697,809	0.165%	(INCLUDES CONNECTED PERSON INTERESTS)
ANTHONY FOYE	355,637	0.084%	(INCLUDES CONNECTED PERSON INTERESTS)

8. State the nature of the transaction

ACQUISITION BY INFORMA INVESTMENT PLAN TRUSTEES LIMITED, THE TRUSTEE OF THE INFORMA PLC INVESTMENT PLAN (SIP), OF PARTNERSHIP SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

	PARTNERSHIP SHARES
PETER RIGBY	21
DAVID GILBERTSON	21
ANTHONY FOYE	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	PARTNERSHIP SHARES
PETER RIGBY	LESS THAN 0.001%
DAVID GILBERTSON	LESS THAN 0.001%
ANTHONY FOYE	LESS THAN 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.98

14. Date and place of transaction

23 APRIL 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PETER RIGBY	635,941	0.150%	(INCLUDES CONNECTED PERSON INTERESTS)
DAVID GILBERTSON	697,830	0.165%	(INCLUDES CONNECTED PERSON INTERESTS)
ANTHONY FOYE	355,658	0.084%	(INCLUDES CONNECTED PERSON INTERESTS)

16. Date issuer informed of transaction

23 APRIL 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

ISSUED SHARE CAPITAL AND VOTING RIGHTS AS OF TODAY IS 424,321,477

24. Name of contact and telephone number for queries

SONIA RICHMOND TEL: 020 7017 4314

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN BURTON - COMPANY SECRETARY

Date of notification

24 APRIL 2007

Informa PLC - Director/PDMR Shareholding

Informa PLC
19 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   INFORMA PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

   ROGER HORTON (PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

AS 3 ABOVE

8. State the nature of the transaction

EXERCISE OF UNAPPROVED SHARE OPTIONS AND THE IMMEDIATE SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

54,493 (UNAPPROVED SHARE OPTIONS EXERCISED AT AN OPTION PRICE OF 304.61P)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.013%

11. Number of shares, debentures or financial instruments relating to shares disposed

54,493 (SHARES FROM UNAPPROVED SHARE OPTIONS)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.013%

13. Price per share or value of transaction

600.66 PENCE

14. Date and place of transaction

18 APRIL 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

143,891 0.034% (INCLUDES CONNECTED PERSON INTERESTS)

16. Date issuer informed of transaction

18 APRIL 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

ISSUED SHARE CAPITAL AS OF TODAY IS 424,321,477

24. Name of contact and telephone number for queries

SONIA RICHMOND - DEPUTY COMPANY SECRETARY
020 7017 4314

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN BURTON - COMPANY SECRETARY

Date of notification

19 APRIL 2007

Informa PLC - Notice of AGM

Informa PLC
12 April 2007

Informa plc

12 April 2007

Notification of Annual General Meeting

Informa plc, the leading provider of specialist information to the global academic and scientific, professional and commercial communities via publishing, events and performance improvement, is holding its Annual General Meeting at 11.00am on Tuesday, 15 May 2007 at Mitre House, 160 Aldersgate Street, London EC1A 4DO.

Copies of the notice of the Annual General Meeting and the 2006 Annual Report and Financial Statements will shortly be available for viewing at the document viewing facility of the UK Listing Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Tel: 020 7066 1000.

Enquiries: John Burton, Informa plc
Tel: 020 7017 5000

ENDS

Informa PLC - Total Voting Rights

Informa PLC
30 March 2007

Informa PLC

30 March 2007

Total Voting Rights

In conformity with the Disclosure and Transparency Rules, Informa PLC (the 'Company') wishes to notify the market of the following:

As at the date of this announcement, the Company's issued share capital consists of 424,149,018 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 424,149,018.

The above figure (424,149,018) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FSA's Disclosure and Transparency Rules.

Informa PLC - Holding(s) in Company

Informa PLC
28 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Informa PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)

Initial disclosure under the Financial Services Authority's Disclosure Transparency Rules.

3. Full name of person(s) subject to the notification obligation:

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different):

23 March 2007

6. Date on which issuer notified:

27 March 2007

7. Threshold(s) that is/are crossed or reached:

Direct voting rights exceed 5% and total voting rights exceed 8%.

8. Notified details:

Initial disclosure under the Financial Services Authority's Disclosure Transparency Rules

A: Voting rights attached to shares

Class/type of shares if possible using the	Situation previous to the Triggering

ISIN CODE	transaction Number of shares	Number of voting Rights
GB0002625654	Initial disclosure	Initial disclosure

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0002625654	23,756,379	23,756,379	below 3%	5.612%	below 3%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,785,036	8.217%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

John Burton, Company Secretary

15. Contact telephone number:

(020) 7017 5000

This information is provided by RNS
The company news service from the London Stock Exchange

Informa PLC - Director/PDMR Shareholding

Informa PLC
22 March 2007

INFORMA PLC
22 MARCH 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to (iii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby	635,899 (includes connected person interests)
David Gilbertson	697,788 (includes connected person interests)
Anthony Foye	355,616 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	21
David Gilbertson	21
Anthony Foye	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.93425

14. Date and place of transaction

21 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby	635,920	0.150%	(includes connected person interests)
David Gilbertson	697,809	0.165%	(includes connected person interests)
Anthony Foye	355,637	0.084%	(includes connected person interests)

16. Date issuer informed of transaction

21 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    Issued Share Capital and voting rights as of today is 423,988,771

24. Name of contact and telephone number for queries

    Sonia Richmond Tel: 020 7017 4314

Name of duly authorised officer of issuer responsible for making notification

John Burton - Company Secretary

Date of notification

22 March 2007

Informa PLC - Proposed Acquisition

Informa PLC
21 March 2007

INFORMA PLC

Proposed Acquisition of Investment Scorecard

Informa plc, the global information specialist, today announces that Informa Investment Solutions (IIS), part of the Financial Data Analysis business within its Professional division, has agreed to acquire Investment Scorecard, Inc. for $50m in cash (subject to a final net working capital adjustment). The consideration will be met from Informa's existing debt facilities. The transaction is subject to the approval of the shareholders of Investment Scorecard, Inc. and regulatory approvals. The acquisition is expected to close in April 2007.

Investment Scorecard is among the leading US service providers of integrated client reporting and analytic solutions for the wealth management industry. It enables financial institutions to analyse and report on the performance of complex investment accounts to clients including trustees and high net worth individuals.

The acquisition will add to IIS's extensive suite of integrated business intelligence and decision support solutions for investment and wealth management professionals.

Lac Vuong, joint Managing Director of IIS said: 'We are delighted about this acquisition and welcome Investment Scorecard to the Informa family. In addition to creating an expanded performance measurement and client reporting offering for IIS, this acquisition will offer many powerful components that we can incorporate with our legacy products to launch additional value added solutions to service the investment community.'

Leno Toich, joint Managing Director of IIS, added: 'The combination of our businesses will enable the new IIS to offer many more solutions to our 1400+ clients and prospects, including an extensive list of custodian data feeds, automated reconciliation services, a scalable turnkey performance measurement and client reporting service, as well as powerful compliance and insurance evaluation tools.'

About Informa Investment Solutions

Headquartered in White Plains (NY), Informa Investment Solutions has provided products and services to investment and wealth management professionals for over 30 years. The company's products include investment manager search and evaluation databases and systems, performance measurement and client reporting applications and services, and enterprise solutions to assist investment professionals in financial planning, managing assets and communicating with clients.

For more information regarding Informa Investment Solutions, please visit www.informais.com.

For further enquiries call:

Informa plc
Susanna Kempe, CMO and Head of Investor Relations Tel: 020 7017 5796

Maitland Tel: 020 7379 5151
William Clutterbuck
Emma Burdett

Informa PLC - Director/PDMR Shareholding

Informa PLC
16 March 2007

INFORMA PLC
16 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   Relates to (iii)

3. Name of person discharging managerial responsibilities/director

   Peter Rigby (Director) and David Gilbertson (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   Notification is in respect of holding of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of

shares held by each of them

As 3 above

8. State the nature of the transaction

Exercise of approved share options
Exercise of unapproved share options and the immediate part sale of shares

9. Number of shares, debentures or financial instruments relating to the shares acquired

Peter Rigby - 387,017 (comprising 376,453 unapproved share options exercised and 10,564 approved share options exercised)David Gilbertson - 448,587 (comprising 433,899 unapproved share options exercised and 14,688 approved share options exercised)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Peter Rigby - 0.091%
David Gilbertson - 0.105%

11. Number of shares, debentures or financial instruments relating to shares disposed

Peter Rigby - 327,017 (shares from unapproved options)
David Gilbertson - 350,000 (shares from unapproved options)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Peter Rigby - 0.077%
David Gilbertson - 0.083%

13. Price per share or value of transaction

574 pence

14. Date and place of transaction

15 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 635,899 (0.149%)
David Gilbertson 697,788 (0.165%)

16. Date issuer informed of transaction

15 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 423,988,771

24. Name of contact and telephone number for queries

Sonia Richmond - Deputy Company Secretary
Tel: 020 7017 4314

Name of duly authorised officer of issuer responsible for making notification

John Burton - Company Secretary

Date of notification

16 March 2007

Informa PLC - Holding(s) in Company

Informa PLC
13 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Informa Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)

Revised due to DTR rules - see Section 13

3. Full name of person(s) subject to the notification obligation:

Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.):

See schedule below

5. Date of the transaction and date on which the threshold is crossed or reached if different):

Revised due to DTR rules

6. Date on which issuer notified:

13 March 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights

ISIN GB0002625654	9,086,548	9,086,548

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
ISIN GB0002625654			9,086,548		2.15%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,086,548	2.15%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

See schedule below

Proxy Voting:

10. Name of the proxy holder:

Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 09 March 2007

14. Contact name:

Laura Cotterell

15. Contact:

fil-regulatoryreporting@uk.fid-intl.com

FIL

Issuer name:	INFORMA PLC
Current ownership percentage:	2.15%
Total shares held:	9,086,548
Issued share capital:	423,336,287

Shares held	Nominee	Management company
38,590	STATE STR BK AND TR CO LNDN (S	FPM
86,900	STATE STR BK AND TR CO LNDN (S	FIL
888,053	NORTHERN TRUST LONDON	FPM
32,470	MORGAN STANLEY LONDON	FIL
187,980	MELLON BANK	FPM
316,998	JP MORGAN, BOURNEMOUTH	FPM
3,043,371	JP MORGAN, BOURNEMOUTH	FISL
1,936,097	JP MORGAN, BOURNEMOUTH	FIL
365,083	BROWN BROS HARRIMN LTD LUX	FIL
1,653,280	BANK OF NEW YORK EUROPE LDN	FII
537,726	BANK OF NEW YORK BRUSSELS	FPM

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Limited (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), Investment managers for various non-US investment companies and institutional clients.

This information is provided by RNS
The company news service from the London Stock Exchange

Informa PLC - Holding(s) in Company

Informa PLC
13 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Informa Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: - see Section C ( )

Other (please specify) : Revised due to DTR rules - see Section 13 (X)

3. Full name of person(s) subject to the notification obligation (iii):

FMR Corp

4. Full name of shareholder(s) (if different from 3.) (iv):

See schedule below

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

Revised due to DTR rules

6. Date on which issuer notified:

13 March 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ISIN GB0002625654	17,343,400	17,343,400

Resulting situation after the triggering transaction (vii)

Class/type of shares If possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN GB0002625654			17,343,400		4.10%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,343,400	4.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See schedule below

Proxy Voting:

10. Name of the proxy holder:

FMR Corp

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note that these holdings are correct as at close of business 09 March 2007.

14. Contact name:

Laura Cotterell

15. Contact telephone number:

fil-regulatoryreporting@uk.fid-intl.com

FMR

Issuer name:	INFORMA PLC
Current ownership percentage:	4.10%
Total shares held:	17,343,400
Issued share capital:	423,336,287

	SHARES HELD	NOMINEE
FMR Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.	17,261,500	JPMORGAN CHASE BANK
	81,900	BROWN BROTHERS HARRIMAN

Informa PLC - Board Changes

Informa PLC
14 March 2007

Informa plc
Board Changes

14 March 2007 Informa plc ('Informa' or the 'Group') announces the appointment of Peter Rigby as Chairman and David Gilbertson as Chief Executive as from the AGM on May 15th 2007.

The Board of Informa announces that it is to appoint Peter Rigby as Chairman succeeding Richard Hooper, who is to retire from the Informa Board.

At Informa's inception upon the merger of IBC and LLP in 1998 Peter Rigby became Chairman. He then became Chief Executive upon the merger of Informa with Taylor & Francis in May 2004.

David Gilbertson will become Chief Executive. Upon the Group's inception in 1998 David became its Chief Executive and was appointed Managing Director upon the merger with Taylor & Francis in 2004.

Richard Hooper was appointed Senior Non-Executive Director of Informa in 1998 and has been its Non-Executive Chairman since March 2005.

The Board has agreed to appoint a fifth Non-Executive Director to the Board. Details of the appointee to that role will be made in due course.

As required by the UK Combined Code on Corporate Governance, the appointment of Peter Rigby as Chairman has been discussed in advance with the Group's six largest shareholders. In reaching this decision, the Board considered in particular the complexity of the Group's global operations, the need for management stability at the top of the Group following three years of fundamental changes, and the long-term partnership and proven complementary leadership provided by Peter Rigby and David Gilbertson since 1998.

In addition, the Board has resolved to make certain governance changes which include annual re-election of all Directors from this year's AGM and the enhancement of the role of the Senior Independent Director, Derek Mapp. This will include Derek Mapp having his own reporting section in the Annual Report, beginning with the 2007 Annual Report.

Richard Hooper stated:

'It has been a pleasure and an honour to serve Informa over the last nine and a half years in the roles of non-executive director, senior independent director and chairman. During that time the company has grown from a market capitalisation of £137m (LLP) to £2.5bn today. We have successfully achieved two large nil premium mergers and one transforming acquisition during that time. My board colleagues and I have been working on my succession for over a year and I am delighted to be handing over at the AGM in May to Peter Rigby, with David Gilbertson becoming CEO. I know from close observation over many years how crucial the partnership of Peter and David has been to the success of Informa. This succession plan announced today cements that partnership going forward into the next exciting phase of Informa's growth and development'.

Peter Rigby said:

'We will be sorry to see Richard depart. His support and advice through a period of extraordinary growth and corporate activity over the years has been enormously valuable. We have moved from being a small company to a big company over a short period of time whilst retaining the small company focus which has made us successful. I am honoured to be succeeding Richard and I look forward to steering the company to further success.'

For further enquiries:

Informa plc
Susanna Kempe, Chief Marketing Officer Tel: 020 7017 5000

Maitland
William Clutterbuck Tel: 020 7379 5151
Emma Burdett

Notes to Editors

Informa provides specialist, high value information to the global academic & scientific, professional, and commercial markets via publishing, events and performance improvement. At the heart of every Informa product and service is research-based, proprietary information for an expert audience. Informa publishes over 2,000 subscription products and services delivered electronically and in hardcopy, and (45,000) books. Each year Informa produces over 10,000 events around the world, powered by a marketing database of over 20 million contacts. Informa's brands include Lloyd's List, Routledge, Taylor & Francis, IIR, IBC, AchieveGlobal, ESI and Euroforum. Informa operates in over 70 countries, and employs over 7,500 people.

Informa PLC - Additional Listing

Informa PLC
08 March 2007

INFORMA PLC (the 'Company')

8 March 2007

Block listing application

The Company announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 500,000 ordinary shares of 10p each. These ordinary shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Company's share option schemes. The ordinary shares have been block listed in respect of the following share option scheme:

500,000 to the Informa Group plc Discretionary Share Option Scheme

END

Informa PLC - Total Voting Rights

Informa PLC
28 February 2007

Informa PLC

28 February 2007

Total Voting Rights

In conformity with the Disclosure and Transparency Rules, Informa PLC (the 'Company') wishes to notify the market of the following:

As at the date of this announcement, the Company's issued share capital consists of 423,336,287 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 423,336,287.

The above figure (423,336,287) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FSA's Disclosure and Transparency Rules.

Informa PLC - Holding(s) in Company

Informa PLC
27 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Informa Plc

2. Reason for the notification (please tick the appropriate box or boxes):

n/a

see additional information

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (Group)

Legal & General Investment Management Limited (LGIM)

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

n/a

6. Date on which issuer notified:

26/02/2007

7. Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.10	33,787,746 (under S-198 on 20/06/2006)	7.99%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	31,669,725	31,669,725	4,815,031	7.48%	1.13%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
36,484,756	8.61%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)
(36,484,756 - 8.61% = Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect) (36,484,756 - 8.61% = Total Position)

Legal & General Investment Management Limited (Indirect)(LGIM)
(36,484,756 - 8.61% = Total Position)

Legal & General Group Plc (Direct) (L&G) (31,669,725 - 7.48% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holding) Limited (Direct) (LGIMHD) (13,084,076 - 3.09% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (13,084,076 - 3.09% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (18,585,649 - 4.39% = LGAS

Legal & General Assurance Society Limited (LGAS & LGPL) (18,585,649 - 4.39% = LGAS &

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of

423,312,843

First notification under DTR Sourcebook

14. Contact name:

Helen Lewis

15. Contact telephone number:

020 7528 6742

Informa Healthcare - The Definitive Industry Ref...

LONDON, February 26 /PRNewswire/ --

- With Photo

The Scrip's Pharma World Directory 2007 is now in its second year of providing key contacts in the global pharmaceutical and biotech industries. Created by the publishers of Scrip World Pharmaceutical News, Clinica and Pharmaprojects from their unique database of company information and top decision makers, it is expanded and improved for the 2007 edition. This year, the Scrip's Pharma World Directory 2007 includes authoritative reviews of hot topics, key market sectors and prospering locations.

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Format: Soft back	Extent: 656 pp	ISBN-13: 978-1-84311-559-5 ISBN-10: 1-84311-559-X
Price: GBP995/US$1715	Published: 16th February 2007	

www.pharmaworlddirectory.com

Note to Editors:

A picture accompanying this release is available through the PA Photowire. It can be viewed at www.mediapoint.press.net or www.prnewswire.co.uk

Informa PLC - Director/PDMR Shareholding

Informa PLC
21 February 2007

INFORMA PLC
21 FEBRUARY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,878 (includes connected person interests)

David Gilbertson 599,180 (includes connected person interests)

Anthony Foye 355,595 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	21
David Gilbertson	21
Anthony Foye	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.93

14. Date and place of transaction

21 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,899 0.136% (includes connected person interests)

David Gilbertson 599,201 0.142% (includes connected person interests)

Anthony Foye 355,616 0.084% (includes connected person interests)

16. Date issuer informed of transaction

21 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital and voting rights as of today is 423,324,739

24. Name of contact and telephone number for queries

Sonia Richmond Tel: 020 7017 4314

Name of duly authorised officer of issuer responsible for making notification

John Burton - Company Secretary

Date of notification

21 February 2007

Informa PLC - Total Voting Rights

Informa PLC
31 January 2007

Informa PLC

31 January 2007

Total Voting Rights

In conformity with the Disclosure and Transparency Rules, Informa PLC (the 'Company') wishes to notify the market of the following:

As at the date of this announcement, the Company's issued share capital consists of 423,312,843 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 423,312,843.

The above figure (423,312,843) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange
R

Informa PLC - Director/PDMR Shareholding

Informa PLC
23 January 2007

INFORMA PLC
23 JANUARY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,857 (includes connected person interests)

David Gilbertson 599,159 (includes connected person interests)

Anthony Foye 355,574 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	21
David Gilbertson	21
Anthony Foye	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.94

14. Date and place of transaction

22 January 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,878 0.136% (includes connected person interests)

David Gilbertson 599,180 0.142% (includes connected person interests)

Anthony Foye 355,595 0.084% (includes connected person interests)

16. Date issuer informed of transaction

22 January 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital with voting rights as of today is 423,312,843

24. Name of contact and telephone number for queries

Sonia Richmond Tel: 020 7017 4314

Name of duly authorised officer of issuer responsible for making notification

John Burton - Company Secretary

Date of notification

23 January 2007

Informa PLC - Total Voting Rights

Informa PLC
19 January 2007

Informa PLC

19 January 2007

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6 Informa PLC (the 'Company') wishes to notify the market of the following:

As at the date of this announcement, the Company's issue share capital consists of 423,275,773 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 423,275,773.

The above figure (423,275,773) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Financial Service Authority's Disclosure and Transparency Rules.

Informa PLC - Trading Statement

Informa PLC
11 January 2007

TRADING UPDATE FOR YEAR ENDED 31 DECEMBER 2006

Informa plc, the global information specialist for the academic & scientific, professional and commercial markets, has continued to perform well in the second half of the year and the Board is confident that the 2006 results will be in line with the significant growth expectations of the market.

Informa's business activities comprise Events, Performance Improvement and Publishing.

The Events businesses have taken full advantage of positive market conditions to finish the year well. The geographically focused, regional businesses and the vertical market facing teams have both enjoyed good results.

The IIR Dubai events business has finished a particularly good year with strong growth in all its flagship products including 'Cityscape' which became the world's largest international property investment & development event. The show welcomed 35,000 participants from 90 countries and over 500 exhibitors from 55 countries.

The Performance Improvement (PI) group of companies, working with corporate and government clients to solve business issues in different operational disciplines, continue to experience strong global demand for their products and services. The ability of these businesses to drive better results for their clients using tailored intellectual property based learning programmes, coaching and measurement is generating strong repeat business. Each of the seven brands is performing well, with particularly noteworthy results from Omega, specialising in financial services clients, which had profit growth of over 30%.

Informa's Publishing businesses are taking advantage of electronically driven revenue increases and cost savings. For example, within journals, Taylor & Francis is generating good incremental revenue through digital archives as well as faster and more cost-effective production by means of print-on-demand. In Maritime and Transport, the prestigious Lloyd's Maritime Intelligence Unit (MIU) with a history dating back nearly 300 years, has benefited from the launch in the summer of a new marine information portal: www.Lloydsmiu.com. The site possesses the world's largest ship tracking system, currently capturing 28 million vessel positions a day.

Informa's broad geographic strength combined with deep-seated local knowledge delivers results. All of Informa's business formats benefit from the Group's international infrastructure. This has facilitated international product roll-out. The Events businesses have taken market leaders such as 'SuperReturn', the largest private equity event in the world, and 'The GSM World Series', the premier mobile telecoms event brand, to Asia and North Africa respectively with notable success. Performance Improvement has begun its franchise buy-back programme and is seeing particular growth in its international operations where, for example, ESI Europe, which specialises in project management, is expected to have increased profits in 2006 by around 20%.

By matching costs to revenues across geographies, and spreading debt between sterling, euros and dollars, the net effect of foreign exchange fluctuations in Informa's 2006 results has been minimal, despite the volatility of the dollar. The impact of further currency movements in 2007 will be mitigated by 2006 bolt-on acquisitions such as the Lawrence Erlbaum Associates behavioural science and education business.

The Board looks forward with confidence to another good year of growth in 2007.

Peter Rigby, Informa's Chief Executive, notes:

'We moved into the second half of the year confident of more good performance in 2006. We expected the growth opportunities from the IIR acquisition and the

merger with Taylor & Francis in 2004 would pay off. And they have.

'We've a good balance of resilient and growth capturing businesses. This combination has allowed us to invest ambitiously in growth and this means that we move into 2007 with strong current trading, good visibility and pleasing prospects for another successful year.'

The preliminary results for the 12 months ended 31 December 2006, will be announced on 14 March 2007.

ENDS

Further Enquiries:-

Informa plc Tel: 020 7017 5000
Tony Foye, Finance Director
Susanna Kempe, CMO and Head of Investor Relations Tel: 020 7017 5796

Maitland Tel: 020 7379 5151
William Clutterbuck
Emma Burdett

Notes to Editors

Informa is the leading provider of specialist, high quality information to the global academic & scientific, professional, and commercial markets via publishing, events and performance improvement. At the heart of every Informa product and service is research-based, proprietary information for a highly targeted audience. Informa publishes approximately 2,500 subscription based products and services, 45,000 books and produces 10,000 events each year powered by a marketing database of over 20 million names. It has an unparalleled portfolio of brands including Lloyds List, Routledge, Taylor and Francis, IIR and Euroforum. Informa operates in 70 countries, employing approximately 7,500 people in 150 offices.

Informa PLC - Director/PDMR Shareholding

Informa PLC
22 December 2006

INFORMA PLC
22 DECEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby	575,835 (includes connected person interests)
David Gilbertson	599,137 (includes connected person interests)
Anthony Foye	355,552 (includes connected person interests)
Oliver Gadsby	496 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	22
David Gilbertson	22
Anthony Foye	22
Oliver Gadsby	18

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.75

14. Date and place of transaction

21 December 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby	575,857 0.136% (includes connected person interests)
David Gilbertson	599,159 0.142% (includes connected person interests)
Anthony Foye	355,574 0.084% (includes connected person interests)
Oliver Gadsby	514 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

21 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 423,265,712

24. Name of contact and telephone number for queries

Sonia Richmond Tel: 020 7017 4314

Name of duly authorised officer of issuer responsible for making notification

John Burton - Company Secretary

Date of notification

22 December 2006

RECEIVED
2007 SEP 18 A 7:03

Informa PLC - Total Voting Rights

Informa PLC
22 December 2006

Informa PLC

22 December 2006

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6 Informa PLC (the 'Company') wishes to notify the market of the following:

As at the date of this announcement, the Company's issued share capital consists of 423,265,712 ordinary shares with a nominal value of £0.10 each, with voting rights ('Ordinary Shares'). The Company does not hold any Ordinary Shares in Treasury.

Therefore the total number of Ordinary Shares in the Company with voting rights is 423,265,712.

The above figure (423,265,712) may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Financial Service Authority's Disclosure and Transparency Rules.

Informa PLC - Additional Listing

Informa PLC
11 December 2006

INFORMA PLC (the 'Company')

11 December 2006

Block listing application

The Company announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 1,004,770 ordinary shares of 10p each. These ordinary shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Company's share option schemes. The ordinary shares have been block listed in respect of the following share option schemes:

500,000 to the Informa Group plc Discretionary Share Option Scheme
1,409 to the LLP Group plc Employee Share Option Scheme
3,361 to the Taylor & Francis Group plc Discretionary Approved Share Option Scheme
500,000 to the Taylor & Francis Group plc Discretionary Unapproved Share Option Scheme

END

Informa PLC - Blocklisting Interim Review

Informa PLC
06 December 2006

BLOCK LISTING SIX MONTHLY RETURN

Page 1 of 7
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company INFORMA PLC

2. Name of scheme INFORMA GROUP PLC DISCRETIONARY SHARE OPTION SCHEME

3. Period of return: From 05/06/2006 to 04/12/2006

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme — 261,753 ordinary shares of 10 pence each

5. Number of shares issued/allotted under scheme during period: — 121,507

6. Balance under scheme not yet issued/ allotted at end of period — 140,246

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; — 450,000 on 15/07/98, 500,000 on 18/06/99, 830,000 on 07/02/00, 640,000 on 05/04/01 and 540,000 on 20/05/05 - All ordinary shares of 10 pence each.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
423,060,760 as at 4 December 2006

Contact for queries: Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH
Name: ANDREA CALLABY

Telephone: 020 7017 4311

Person making return
Name: ANTHONY FOYE

Position: FINANCE DIRECTOR

Signature:

Date: 6 December 2006

BLOCK LISTING SIX MONTHLY RETURN

Page 2 of 7

To: Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company INFORMA PLC

2. Name of scheme INFORMA GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: From 05/06/2006 to 04/12/2006

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme — 123,900 ordinary shares of 10 pence each

5. Number of shares issued/allotted under scheme during period: — 0

6. Balance under scheme not yet issued/ allotted at end of period — 123,900

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; — 100,000 on 15/07/98, 66,000 on 05/04/01, 6,146 on 20/05/05 and 280,000 on 24/05/05. All Ordinary shares of 10 pence each.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

423,0609,760 as at 4 December 2006

Contact for queries: Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH

Name: ANDREA CALLABY

Telephone: 020 7017 4311

Person making return

Name: ANTHONY FOYE

Position: FINANCE DIRECTOR

Signature:

Date: 6 December 2006

BLOCK LISTING SIX MONTHLY RETURN

Page 3 of 7

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company INFORMA PLC

2. Name of scheme IBC GROUP PLC 1995 EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From 05/06/2006 to 04/12/2006

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme — 97,430 ordinary shares of 10 pence each

5. Number of shares issued/allotted under scheme during period: — 3,271

6. Balance under scheme not yet issued/ allotted at end of period — 94,159

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; — 450,000 on 07/02/00 and 200,000 on 05/04/01. All ordinary shares of 10 pence each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

423,060,760 as at 4 December 2006

Contact for queries: Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH
Name: ANDREA CALLABY

Telephone: 020 7017 4311

Person making return

Name: ANTHONY FOYE

Position: FINANCE DIRECTOR

Signature:

Date: 6 December 2006

BLOCK LISTING SIX MONTHLY RETURN

Page 4 of 7

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company INFORMA PLC

2. Name of scheme LLP GROUP PLC EMPLOYEE SHARE OPTION SCHEME

3. Period of return: From 05/06/2006 to 04/12/2006

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	26,904 ordinary shares of 10 pence each
5. Number of shares issued/allotted under scheme during period:	13,440
6. Balance under scheme not yet issued/allotted at end of period	13,464
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	27,680 on 24/05/05 - All ordinary shares of 10 pence each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

423,060,760 as at 4 December 2006

Contact for queries: Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH
Name: ANDREA CALLABY
Telephone: 020 7017 4311
Person making return

Name: ANTHONY FOYE

Position: FINANCE DIRECTOR

Signature:

Date: 6 December 2006

BLOCK LISTING SIX MONTHLY RETURN

Page 5 of 7

To: Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company INFORMA PLC

2. Name of scheme TAYLOR & FRANCIS GROUP PLC DISCRETIONARY APPROVED SHARE OPTION SCHEME

3. Period of return: From 05/06/2006 to 04/12/2006

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme — 10,000 ordinary shares of 10 pence each

5. Number of shares issued/allotted under scheme during period: — 0

6. Balance under scheme not yet issued/allotted at end of period — 10,000

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; — 10,000 on 24/05/05 - All ordinary shares of 10 pence each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

423,060,760 as at 4 December 2006

Contact for queries: Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH
Name: ANDREA CALLABY
Telephone: 020 7017 4311
Person making return
Name: ANTHONY FOYE
Position: FINANCE DIRECTOR
Signature:
Date: 6 December 2006

BLOCK LISTING SIX MONTHLY RETURN

Page 6 of 7
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company INFORMA PLC

2. Name of scheme TAYLOR & FRANCIS GROUP PLC DISCRETIONARY UNAPPROVED SHARE OPTION SCHEME

3. Period of return: From 05/06/2005 to 04/12/2006

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme — 685,845 ordinary shares of 10 pence each

5. Number of shares issued/allotted under scheme during period: — 572,805

6. Balance under scheme not yet issued/allotted at end of period — 113,040

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; — 450,000 on 25/05/05, 132,537 and 440,000 on 17/01/2006, and 770,000 on 26/04/2006 - All ordinary shares of 10 pence each

Please confirm total number of shares in issue at the end of the period in order

for us to update our records

423,060,760 as at 4 December 2006

Contact for queries: Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH

Name: ANDREA CALLABY
Telephone: 020 7017 4311
Person making return
Name: ANTHONY FOYE
Position: FINANCE DIRECTOR
Signature:
Date: 6 December 2006

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company INFORMA PLC

2. Name of scheme TAYLOR & FRANCIS GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: From 05/06/2006 to 04/12/2006

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme — 12,964 ordinary shares of 10 pence each

5. Number of shares issued/allotted under scheme during period: — 0

6. Balance under scheme not yet issued/allotted at end of period — 12,964

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; — 1,000 on 24/05/05, 1,134 and 35,000 on 24/08/05 ordinary shares of 10 pence each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

423,060,760 as at 4 December 2006

Contact for queries: Address: INFORMA PLC, MORTIMER HOUSE, 37/41 MORTIMER STREET, LONDON, W1T 3JH

Name: ANDREA CALLABY
Telephone: 020 7017 4311
Person making return
Name: ANTHONY FOYE
Position: FINANCE DIRECTOR
Signature:
Date: 6 December 2006

Informa PLC - Director Declaration

Informa PLC
01 December 2006

Director declaration

Informa plc announces that Richard Hooper, its non-executive chairman, has been appointed as a non-executive director of i-mate plc with effect from 1 December 2006.

This disclosure is made pursuant to paragraph 9.6.14 of the Listing Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

Informa PLC - Director/PDMR Shareholding

Informa PLC
22 November 2006

RNS Number:
INFORMA PLC
22 NOVEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby	575,813 (includes connected person interests)
David Gilbertson	599,115 (includes connected person interests)
Anthony Foye	355,530 (includes connected person interests)
Oliver Gadsby	479 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	22
David Gilbertson	22
Anthony Foye	22
Oliver Gadsby	17

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.7775

14. Date and place of transaction

21 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby	575,835 0.136% (includes connected person interests)
David Gilbertson	599,137 0.142% (includes connected person interests)
Anthony Foye	355,552 0.084% (includes connected person interests)
Oliver Gadsby	496 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

21 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 423,040,995

24. Name of contact and telephone number for queries

Andrea Callaby Tel: 020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Deputy Company Secretary

Date of notification

22 November 2006

Informa PLC - Holding(s) in Company

Informa PLC
10 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP AND FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

4,722,788

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1.12%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date listed company informed

10 NOVEMBER 2006

12) Total holding following this notification

28,663,649

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.78%

14) Any additional information

ISSUED SHARE CAPITAL = 422,953,162

15) Name of contact and telephone number for queries

ANDREA CALLABY
020 7017 4311

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 10 NOVEMBER 2006

Schedule A Amendment 19

Security: INFORMA PLC

Current ownership percentage:	6.78%
Total Shares Held	28,663,649
Shares in issue:	422,953,162
Change in holdings since last filing:	(4,722,788) ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGI
1,696,807	FPM	NORTHERN TRU
907,488	FPM	JP MORGAN, B
668,022	FPM	BANK OF NEW

416,316	FPM	MELLON BANK
216,000	FPM	CITIBANK LON
43,290	FPM	STATE STR BK
40,700	FMTC	STATE STREET
16,758,700	FMRCO	JP MORGAN CH
1,218,100	FMRCO	STATE STREET
80,300	FMRCO	BROWN BROTHE
2,438,549	FISL	JP MORGAN BO
1,893,397	FIL	JP MORGAN BO
502,600	FIL	BROWN BROS H
93,900	FIL	STATE STR BK
32,470	FIL	MORGAN STANL
7,200	FIL	NORTHERN TRU
4,200	FIL	BNP PARIBAS,
3,600	FIL	BNP PARIBAS,
5,930	FIJ	BROWN BROTHE
1,595,280	FII	BANK OF NEW
10,300	FIGEST	CDC FINANCE
30,500	FICL	STATE STREET

Informa PLC - Director/PDMR Shareholding

Informa PLC
08 November 2006

RNS Number:
INFORMA PLC
8 November 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,812 (includes connected person interests)

David Gilbertson 599,114 (includes connected person interests)

Anthony Foye 355,529 (includes connected person interests)

Oliver Gadsby 478 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Dividend Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Dividend Shares
Peter Rigby	1
David Gilbertson	1
Anthony Foye	1
Oliver Gadsby	1

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Dividend Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.44

14. Date and place of transaction

7 November 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,813 0.136% (includes connected person interests)

David Gilbertson 599,115 0.142% (includes connected person interests)

Anthony Foye 355,530 0.084% (includes connected person interests)

Oliver Gadsby 479 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

7 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,953,162

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Deputy Company Secretary

Date of notification

8 November 2006

Informa PLC - Offer Talks Terminated

Informa PLC
03 November 2006

3 November 2006

Informa plc

Statement regarding approach

Further to the announcement dated 19 October, Informa plc ('Informa' or the 'Company') announces that, following discussions with Springer Science + Business Media ('SSBM'), whose principal shareholders are Cinven and Candover, it has today received a final proposal from SSBM regarding a possible offer for the entire issued and to be issued share capital of the Company at 630p per share in cash. This proposal was subject, inter alia, to various pre-conditions including financing and due diligence.

The Board believes that this offer significantly undervalues Informa and its future prospects. Informa is currently trading comfortably in line with the Board's expectations for 2006 and the Board is confident of another strong set of results in 2007. Consequently, the Board believes Informa will deliver shareholder value in excess of this possible offer and has therefore rejected the proposal and has terminated discussions with SSBM.

Enquiries:

The Maitland Consultancy
Angus Maitland - 020 7379 5151

Informa PLC - Director/PDMR Shareholding

Informa PLC
01 November 2006

RNS Number:
INFORMA PLC
1 NOVEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,789 (includes connected person interests)

David Gilbertson 599,091 (includes connected person interests)

Anthony Foye 355,506 (includes connected person interests)

Oliver Gadsby 460 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	23
David Gilbertson	23
Anthony Foye	23
Oliver Gadsby	18

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.465

14. Date and place of transaction

31 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,812 0.136% (includes connected person interests)

David Gilbertson 599,114 0.142% (includes connected person interests)

Anthony Foye 355,529 0.084% (includes connected person interests)

Oliver Gadsby 478 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

31 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,944,935

24. Name of contact and telephone number for queries

Andrea Callaby Tel: 020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Deputy Company Secretary

Date of notification

1 November 2006

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3rd Floor, Informa House
30-32 Mortimer Street
London, W1W 7RE, UK

Informa PLC - Rule 2.10

Informa PLC
19 October 2006

19 October 2006

Informa plc

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Informa confirms that, as at the close of business on 18th October 2006, it has 422,880,910 ordinary shares of 10 pence each in issue.

The International Securities Identification Number (ISIN) for these securities is GB0002625654

ENDS

Enquiries:

Financial Dynamics 0207 831 3113
Tim Spratt
Charlie Palmer

Informa PLC - Response to Press Speculation

Informa PLC
19 October 2006

For immediate release

19 October 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN OR UNITED STATES

Informa plc

Statement regarding press speculation

Informa plc ('Informa' or the 'Company') notes the recent press speculation regarding a possible offer for the Company.

Informa confirms that Springer Science & Business Media (whose principal shareholders are Cinven and Candover) has made a highly preliminary approach to Informa regarding a possible offer for the entire share capital of the Company. Discussions are at an extremely early stage and, consequently, there can be no certainty that an offer will be made.

A further announcement will be made in due course.

ENDS

Enquiries:

Financial Dynamics 0207 831 3113
Tim Spratt
Charlie Palmer

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Informa, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction.

This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Informa, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Informa by Informa or Springer Science & Business Media, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant

transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Informa PLC - Notice of Results

Informa PLC
17 October 2006

17 October 2006

INFORMA PLC
ANNOUNCEMENT OF PRELIMINARY RESULTS

Informa plc will be announcing its preliminary results for the full year ended 31 December 2006 on Wednesday 14 March 2007.

- ENDS -

Enquiries:

Darrel Connell / Charles Palmer
Financial Dynamics Tel: 020 7831 3113

Informa PLC - Acquisition

Informa PLC
09 October 2006

9 October 2006

Acquisition of LEA further strengthens US portfolio

Informa plc, the leading global information specialist, announced today that its Academic & Scientific division has agreed to acquire, subject to the receipt of regulatory clearances, Lawrence Erlbaum Associates, Inc., Publishers (LEA) of New Jersey for a consideration of $71 million (£38m).

LEA which publishes more than 100 academic journal titles and 200 new books a year under the imprints of Lawrence Erlbaum Associates and The Analytic Press is well known for its extensive range of titles in the fields of behavioural science and education.

Informa has annual sales in excess of £200million in the academic and scientific publishing sector. LEA's sales for the year ended 31 December 2005 were $21m (£11.5m).

Enquiries:

Informa plc — Tel: 020 7017 5000
Peter Rigby, Chief Executive
David Gilbertson, Group Managing Director
Tony Foye, Finance Director
Susanna Kempe, Chief Marketing Officer

Financial Dynamics — Tel: 020 7831 3113
Charles Palmer / Darrel Connell

Informa PLC - Director/PDMR Shareholding

Informa PLC
02 October 2006

RNS Number:
INFORMA PLC
2 OCTOBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,764 (includes connected person interests)

David Gilbertson 599,066 (includes connected person interests)

Anthony Foye 355,481 (includes connected person interests)

Oliver Gadsby 440 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	25
David Gilbertson	25
Anthony Foye	25
Oliver Gadsby	20

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.955

14. Date and place of transaction

29 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,789 0.136% (includes connected person interests)

David Gilbertson 599,091 0.142% (includes connected person interests)

Anthony Foye 355,506 0.084% (includes connected person interests)

Oliver Gadsby 460 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

2 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,616,612

24. Name of contact and telephone number for queries

Andrea Callaby Tel: 020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Deputy Company Secretary

Date of notification

2 October 2006

Informa PLC - Director/PDMR Shareholding

Informa PLC
01 September 2006

RNS Number:
INFORMA PLC
1 SEPTEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,735 (includes connected person interests)

David Gilbertson 599,037 (includes connected person interests)

Anthony Foye 355,452 (includes connected person interests)

Oliver Gadsby 417 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	29
David Gilbertson	29
Anthony Foye	29
Oliver Gadsby	23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.3375

14. Date and place of transaction

31 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,764 0.136% (includes connected person interests)

David Gilbertson 599,066 0.142% (includes connected person interests)

Anthony Foye 355,481 0.084% (includes connected person interests)

Oliver Gadsby 440 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

31 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,394,235

24. Name of contact and telephone number for queries

Andrea Callaby Tel: 020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Deputy Company Secretary

Date of notification

1 September 2006

Informa PLC - Director/PDMR Shareholding

Informa PLC
01 August 2006

RNS Number:
INFORMA PLC
1 AUGUST 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby	575,707 (includes connected person interests)
David Gilbertson	599,009 (includes connected person interests)
Anthony Foye	355,424 (includes connected person interests)
Oliver Gadsby	394 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	28
David Gilbertson	28
Anthony Foye	28
Oliver Gadsby	23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.3642

14. Date and place of transaction

31 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby	575,735 0.136% (includes connected person interests)
David Gilbertson	599,037 0.142% (includes connected person interests)
Anthony Foye	355,452 0.084% (includes connected person interests)
Oliver Gadsby	417 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

1 August 2006

If a person discharging 3managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,365,084

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Deputy Company Secretary

Date of notification

1 August 2006

Informa PLC - Pre-Close Update

Informa PLC
19 July 2006

19 July 2006

Informa plc

Pre-close update for the six months ended 30 June 2006

Informa plc, the leading global information specialist, issues the following update for the six months ended 30 June 2006, prior to entering its close period. The interim results will be announced on 26 September 2006.

The Group has performed well in the first half of the year and is currently trading comfortably in line with the Board's expectations.

Informa's position of broad geographic strength combined with deep-seated local knowledge continues to deliver results. The range of international and national products and services creates a balanced portfolio with diverse and complementary revenue characteristics.

Informa's ability to capture growth quickly during periods of positive market conditions is highlighted by the first half year performance of its Dubai-based Middle East business. Middle East revenues which are largely events related, are enjoying strong organic growth both from increasing the size of existing events and adding new ones. Delegate registrations there are currently 37% ahead of last year and flag ship multi-million dollar events such as Arab Health (www.arabhealthonline.com) and Middle East Electricity (www.middleeastelectricity.com) have significantly outperformed 2005.

The pooling of events best practice from both IIR and Informa to create a proprietary blue print for operational success in the training and conference sector, provides a solid foundation for Informa to build these revenue streams. This organic growth is driven both geographically as evidenced by Dubai and by sector, such as Telecoms, which has also performed strongly in the half year.

The Performance Improvement group of companies, Informa's newest revenue stream, is demonstrating that in addition to its durable qualities it can deliver strong growth. Forum (www.forum.com) for example, had its best performing month this May since its acquisition by IIR in 2003. Existing clients in the commercial sector such as American Express and Irving Oil continue to launch new engagements. In addition, assisted by sister company Robbins-Gioia, Forum is expanding its large government initiatives, such as Department for Homeland Security, a multi million dollar engagement.

Informa's subscription-driven publishing businesses, which have minimal advertising dependency, have started the year well. Books have recovered strongly from a softer 2005 for the market as a whole and the Humanities and Social Sciences (HHS) Journals in particular continue to benefit on both sides of the Atlantic from their market leading positions and the growth in HSS research.

The net effect of foreign exchange fluctuations in the Group's results in the six months has been minimal, despite the volatility of the dollar in the period. Matching costs to revenues across geographies, and spreading debt between sterling, euros and dollars, confines the effect of currency fluctuation to profit translation only.

Peter Rigby, Informa's CEO, notes 'Our strategy to assemble and develop a combination of specialist, high quality information businesses with diverse but complementary revenue characteristics, from the very dynamic to the strongly resilient is working well. Events, Performance Improvement and Publishing are all delivering the organic growth we targeted. We move into the second half confident of another good financial performance in 2006.'

ENDS

For further information please contact:

Enquiries:

Informa plc 020 7017 5000
Peter Rigby, Chief Executive
Tony Foye, Finance Director
Susanna Kempe, Chief Marketing Officer

Financial Dynamics 020 7831 3113
Tim Spratt/Charlie Palmer

RECEIVED

2007 SEP 18 A 7:23

Information Management Group (- IMGroup Wins Prestigious Mi...

LONDON, July 17 /PRNewswire/ --

- Company is Recognised for its Work With ITV

IMGroup, a business intelligence specialist and Microsoft Gold Certified Partner last night won the Microsoft Technology Innovation Partner of the Year award in Data Management / Business Intelligence (BI) Solutions. The award highlights IMGroup's second year of success after winning the same award last year.

IMGroup was selected from 2,700 entries during an award ceremony at Microsoft's annual Worldwide Partner conference in Boston. The award is in recognition for its reporting and analytics solution developed with ITV, the UK's largest commercial broadcaster, to effectively assess the performance of its programmes.

"Since the start of our relationship with IMGroup we have been impressed with the team's professionalism and excellent level of customer service delivered throughout the project. To come away with the award for the second year in a row is commendable and I am delighted for them," said Ian Whitfield, Director of broadcasting technology at ITV.

The application uses the entire Microsoft SQL Server 2005 BI platform and ProClarity's Analytics in this end-to-end BI solution. The scalability of SQL Server 2005, combined with the enhanced analytical benefits allows ITV to effectively calculate the profitability of its television programmes and perform the high level of analytics necessary to achieve this.

"We are thrilled that our solution has once again won this coveted award and very proud to be continually recognised by Microsoft for our proven ability to provide industry leading BI solutions. It is an outstanding achievement for IMGroup to achieve this level of global recognition for two consecutive years," said Nakis Papadopoulos, joint CEO at IMGroup.

The Technology Innovation awards are presented to top Microsoft partners who excel in delivering innovative, technical solutions and teams. The ability to package together, at a technical level, and creatively use different Microsoft products is recognised as a driving force behind the successful partners.

"It is a privilege to recognise IMGroup as this year's Microsoft Partner of the Year Award for Technology Innovation in Business Intelligence Solutions. It is this level of effectiveness in reaching out to our shared customers regarding the value of solutions built on Microsoft technology that enables continued success for us and our partners. We applaud IMGroup for their achievements this year and offer gratitude for our ongoing collaboration through the Microsoft Partner Program," said Allison Watson, Vice President of the Worldwide Partner Sales and Marketing Group at Microsoft.

About IMGroup

Information Management Group Ltd (IMGroup) provides end to end business intelligence, data warehousing and collaborative solutions to help global organisations across a range of sectors to improve business performance by gaining an accurate insight into their business operations. The company delivers information management systems and services to enable businesses to analyse and report critical information in order to use their data to make better business decisions.

IMGroup's clients span across various industries including Petrochemicals, Retail, Media and Advertising, Insurance, Transport and Pharmaceuticals. The company has successful partnerships will all major technology vendors in the information management and analytic sector and is a Microsoft Gold Certified Partner (having been awarded Microsoft Worldwide Partner of the Year for Technology Innovation in Business Intelligence Solutions for 2005). IMGroup is based in Ealing, London. For further information please visit: www.imgroup.com

For Further Information Contact:
Angela Woodward or Laura Scott,
Berkeley PR,
Tel: +44-(0)118-988-2992,
Fax: +44-(0)118-988-6911,
Email: angela.woodward@berkeleypr.co.uk

Informa PLC - Holding(s) in Company

Informa PLC
11 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHED

5) Number of shares/amount of stock acquired.

NOT KNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

7) Number of shares/amount of stock disposed

NOT KNOWN

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date listed company informed

11 JULY 2006

12) Total holding following this notification

16,072,191

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.805%

14) Any additional information

ISSUED SHARE CAPITAL = 422,360,854

15) Name of contact and telephone number for queries

ANDREA CALLABY 020 7017 4311

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREA CALLABY, DEPUTY COMPANY SECRETARY

Date of Notification .... 11 JULY 2006 .....

LETTER TO: INFORMA PLC
DATED: 7 JULY 2006

Companies Act 1985 (as amended) (the 'Act')

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold material interest in the Ordinary 10p shares comprising part of the relevant share capital of Informa plc ('the Company')

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had an interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder:	Fund:	Number of Share Held:	Percentage Holding:
HSDL Nominees Limited		5	0.000%
Nortrust Nominees A/c HLI26	HPFO	34,635	0.008%
Nortrust Nominees A/c HLI24	HPBA	39,159	0.009%
Nortrust Nominees A/c HLI27	HXPEN	40,246	0.010%
Nortrust Nominee A/C ARW51	SLFO	357,014	0.085%
Nortrust Nominee A/C ARW49	SLBA	374,304	0.089%
Nortrust Nominee A/C ARW56	SXLFE	419,191	0.099%
Nortrust Nominees A/c CMI10	1105	993,258	0.235%
Nortrust Nominees A/c CMM34	2304	2,202,657	0.522%
Nortrust Nominees A/c CMI06	WP	5,538,635	1.311%
Nortrust Nominees A/c CMM13	2314	6,073,087	1.438%
Aggregate material Holding of HBOS Group		16,072,191	3.805%

LETTER FROM: KENNY MELVILLE
ASSISTANT COMPANY SECRETARY
FOR AND ON BEHALF OF
HBOS PLC

Informa PLC - Director/PDMR Shareholding

Informa PLC
04 July 2006

INFORMA PLC
4 JULY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,678 (includes connected person interests)

David Gilbertson 598,980 (includes connected person interests)

Anthony Foye 355,395 (includes connected person interests)

Oliver Gadsby 371 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	29
David Gilbertson	29
Anthony Foye	29
Oliver Gadsby	23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.32

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,707 0.136% (includes connected person interests)

David Gilbertson 599,009 0.142% (includes connected person interests)

Anthony Foye 355,424 0.084% (includes connected person interests)

Oliver Gadsby 394 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

4 July 2006

If a person discharging 3managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,358,517

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Company Secretary

Date of notification

4 July 2006

Informa PLC - Holding(s) in Company

Informa PLC
20 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LEGAL AND GENERAL GROUP PLC AND/OR ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

NOT KNOWN

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

NOT KNOWN

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date company informed

20 JUNE 2006

12) Total holding following this notification

33,787,746

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

7.99%

14) Any additional information

ISSUED SHARE CAPITAL = 422,358,517

15) Name of contact and telephone number for queries

ANDREA CALLABY 020 7017 4311

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...20 JUNE 2006.........

Letter to Informa Group Plc
Dated: 20 June, 2006

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	149,316	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	248,557	
HSBC Global Custody Nominee (UK) Ltd A/c 775237	333,965	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	1,875,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	1,790,644	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	1,803,497	
HSBC Global Custody Nominee (UK) Ltd A/c 942205	1,621,259	
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,771,414	
HSBC Global Custody Nominee (UK) Ltd A/c 942187	1,821,293	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,217,181	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	640,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	10,430,875	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	839,322	
HSBC Global Custody Nominee (UK) Ltd A/c 916681	21,700	
HSBC Global Custody Nominee (UK) Ltd A/c 969995	985,849	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	1,253,464	
HSBC Global Custody Nominee (UK) ltd A/c 361602	96,760	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	4,611,011	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	653,069	
HSBC Global Custody Nominee (UK) Ltd A/c 766793	741,031	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	64,755	
HSBC Global Custody Nominee (UK) Ltd A/c 924422	817,784	
	33,787,746	7.99%

We currently have a notifiable interest in 33,787,746 Ordinary 10p shares which we understand represents 7.99% of that class of your share capital calculated on an issued share capital of 422,356,517 Ordinary 10p shares.

Letter from Legal & General Investment Management

RECEIVED
2007 SEP 12 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Informa PLC - Holding(s) in Company

Informa PLC
15 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LEGAL AND GENERAL GROUP PLC AND/OR ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

623,831

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

0.147%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date company informed

14 JUNE 2006

12) Total holding following this notification

36,144,980

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

8.55%

14) Any additional information

ISSUED SHARE CAPITAL = 422,358,137

15) Name of contact and telephone number for queries

ANDREA CALLABY 020 7017 4311

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...15 JUNE 2006........

Letter to Informa Group Plc
Dated: 14 June, 2006

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	149,316	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	657,857	
HSBC Global Custody Nominee (UK) Ltd A/c 775237	333,965	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	1,875,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	1,790,644	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	1,803,497	
HSBC Global Custody Nominee (UK) Ltd A/c 942205	1,621,259	
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,771,414	
HSBC Global Custody Nominee (UK) Ltd A/c 942187	1,821,293	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,217,181	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	640,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	10,205,375	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	839,322	
HSBC Global Custody Nominee (UK) Ltd A/c 916681	21,700	
HSBC Global Custody Nominee (UK) Ltd A/c 969995	985,849	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	3,320,798	
HSBC Global Custody Nominee (UK) ltd A/c 361602	96,760	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	4,611,011	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	653,069	
HSBC Global Custody Nominee (UK) Ltd A/c 766793	741,031	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	170,855	
HSBC Global Custody Nominee (UK) Ltd A/c 924422	817,784	
	36,144,980	8.55%

We currently have a notifiable interest in 36,144,980 Ordinary 10p shares which we understand represents 8.55% of that class of your share capital calculated on an issued share capital of 422,358,137 Ordinary 10p shares.

Letter from Legal & General Investment Management

Informa PLC - Holding(s) in Company

Informa PLC
14 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP AND FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

540,433

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

0.13%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date company informed

14 JUNE 2006

12) Total holding following this notification

33,743,245

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

7.99%

14) Any additional information

ISSUED SHARE CAPITAL = 422,358,137

15) Name of contact and telephone number for queries

ANDREA CALLABY 020 7017 4311

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...14 JUNE 2006.........

Schedule A

Amendment 17

Security: INFORMA PLC

Current ownership percentage:	7.99%
Total Shares Held	33,743,245
Shares in issue:	422,358,137
Change in holdings since last filing:	+540,433 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
13,479,692	FPM	JP MORGAN, BOURNEMOUTH
2,278,209	FPM	NORTHERN TRUST LONDON
1,379,202	FPM	BANK OF NEW YORK BRUSSELS
895,924	FPM	MELLON BANK
216,000	FPM	CITIBANK LONDON
100,630	FPM	STATE STR BK AND TR CO LNDN (S
147,400	FMTC	STATE STREET BANK AND TR CO
43,700	FMTC	BROWN BROTHERS HARRIMAN AND CO
33,600	FMTC	JPMORGAN CHASE BANK
2,644,900	FMRCO	JPMORGAN CHASE BANK
2,603,200	FMRCO	STATE STREET BANK AND TR CO
500,000	FMRCO	NORTHERN TRUST CO
3,810,949	FISL	JP MORGAN, BOURNEMOUTH
2,349,097	FIL	JP MORGAN, BOURNEMOUTH
740,670	FIL	BROWN BROS HARRIMN LTD LUX
444,082	FIL	BANK OF NEW YORK BRUSSELS
240,040	FIL	STATE STR BK AND TR CO LNDN (S
32,470	FIL	MORGAN STANLEY LONDON
1,803,480	FII	BANK OF NEW YORK EUROPE LDN

Informa PLC - Director/PDMR Shareholding

Informa PLC
14 June 2006

RNS Number:
INFORMA PLC
14 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,677 (includes connected person interests)

David Gilbertson 598,979 (includes connected person interests)

Anthony Foye 355,394 (includes connected person interests)

Oliver Gadsby 370 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Dividend Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Dividend Shares
Peter Rigby	1
David Gilbertson	1
Anthony Foye	1
Oliver Gadsby	1

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Dividend Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.0375

14. Date and place of transaction

13 June 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,678 0.136% (includes connected person interests)

David Gilbertson 598,980 0.142% (includes connected person interests)

Anthony Foye 355,395 0.084% (includes connected person interests)

Oliver Gadsby 371 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

13 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,358,137

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Deputy Company Secretary

Date of notification

14 June 2006

Informa PLC - Director/PDMR Shareholding

Informa PLC
09 June 2006

INFORMA PLC
9 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to (iii)

3. Name of person discharging managerial responsibilities/director

Sean Watson (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holding of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of

shares held by each of them

Worldwide Nominees Limited

8. State the nature of the transaction

Purchase of ordinary shares of 10 pence each

9. Number of shares, debentures or financial instruments relating to the shares acquired

4700

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

419 pence

14. Date and place of transaction

8 June 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

17,650 (0.004%)

16. Date issuer informed of transaction

8 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,349,737

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Deputy Company Secretary

Date of notification

9 June 2006

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: LLP GROUP PLC EMPLOYEE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2005 TO: 04/06/2006

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 27,680 ordinary shares of 10 pence each

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 776

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 26,904

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 27,680 on 24/05/05 - All ordinary shares of 10 pence each

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

422,349,737 as at 4 June 2006

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

This information is provided by RNS
The company news service from the London Stock Exchange

invest gate

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: TAYLOR & FRANCIS GROUP PLC DISCRETIONARY APPROVED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2005 TO: 04/06/2006

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 10,000 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 10,000

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 10,000 ON 24/05/05 - ALL ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

422,349,737 AS AT 4 JUNE 2006

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

END

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: INFORMA GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2005 TO: 04/06/2006

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 123,900 ordinary shares of 10 pence each

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 123,900

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 100,000 on 15/07/98, 66,000 on 05/04/01, 6,146 on 20/05/05 and 280,000 on 24/05/05. All ordinary shares of 10 pence each.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

422,349,737 as at 4 June 2006

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

investegate

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: INFORMA GROUP PLC DISCRETIONARY SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2005 TO: 04/06/2006

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 475,694 ordinary shares of 10 pence each

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 213,941

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 261,753

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 450,000 on 15/07/98 500,000 on 18/06/99, 830,000 on 07/02/00, 640,000 on 05/04/01 and 540,000 on 20/05/05 - All ordinary shares of 10 pence each.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

422,349,737 AS AT 4 JUNE 2006

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

END

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   INFORMA PLC

2. NAME OF SCHEME:

   TAYLOR & FRANCIS GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2005 TO: 04/06/2006

4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD: 33,113 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 20,149

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 12,964

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE
   OF ADMISSION: 1,000 ON 24/05/05, 1,134 AND 35,000 ON 24/08/05
   ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.

422,349,737 AS AT 4 JUNE 2006

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

END

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: IBC GROUP PLC 1995 EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2005 TO: 04/06/2006

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 154,448 ordinary shares of 10 pence each

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 57,018

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 97,430

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 450,000 on 07/02/00 and 200,000 on 05/04/01. All ordinary shares of 10 pence each

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

422,349,737 as at 4 June 2006

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

invest gate

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: TAYLOR & FRANCIS (PUBLISHERS) INC EMPLOYEE STOCK PURCHASE PLAN

3. PERIOD OF RETURN: THIS BLOCK LISTING IS NOW CLOSED

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: NIL

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: NIL

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

422,349,737 as at 4 June 2006

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

Informa PLC - Blocklisting Interim Review

Informa PLC
06 June 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: TAYLOR & FRANCIS GROUP PLC DISCRETIONARY UNAPPROVED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 05/12/2005 TO: 04/06/2006

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 55,469 + 132,537 + 440,000 + 770,000 = 1,398,006 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 712,161

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 685,845

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 450,000 ON 25/05/05, 132,537 AND 440,000 ON 17/01/2006, AND 770,000 ON 26/04/2006 - ALL ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

422,349,737 AS AT 4 JUNE 2006

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

END

Informa PLC - Holding(s) in Company

Informa PLC
02 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP AND FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

1,662,993

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.39%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date listed company informed

2 JUNE 2006

12) Total holding following this notification

33,202,812

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.86%

14) Any additional information

ISSUED SHARE CAPITAL = 422,349,737

15) Name of contact and telephone number for queries

ANDREA CALLABY 020 7017 4311

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

JEFF THOMASSON, COMPANY SECRETARY

Date of Notification .... 2 JUNE 2006

Schedule A

Amendment 16

Security: INFORMA PLC

Current ownership percentage: 7.86%

Total Shares Held 33,202,812

Shares in issue: 422,349,737

Change in holdings since last filing: (1,662,993) ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
12,549,342	FPM	JP MORGAN, BOURNEMOUTH
2,278,209	FPM	NORTHERN TRUST LONDON
1,379,202	FPM	BANK OF NEW YORK BRUSSELS
895,924	FPM	MELLON BANK
216,000	FPM	CITIBANK LONDON
100,630	FPM	STATE STR BK AND TR CO LNDN (S
148,600	FMTC	STATE STREET BANK AND TR CO
43,700	FMTC	BROWN BROTHERS HARRIMAN AND CO
33,600	FMTC	JPMORGAN CHASE BANK
2,644,900	FMRCO	JPMORGAN CHASE BANK
2,603,200	FMRCO	STATE STREET BANK AND TR CO
524,680	FMRCO	NORTHERN TRUST CO
3,949,429	FISL	JP MORGAN, BOURNEMOUTH
2,574,654	FIL	JP MORGAN, BOURNEMOUTH
740,670	FIL	BROWN BROS HARRIMN LTD LUX
444,082	FIL	BANK OF NEW YORK BRUSSELS
240,040	FIL	STATE STR BK AND TR CO LNDN (S
32,470	FIL	MORGAN STANLEY LONDON
1,803,480	FII	BANK OF NEW YORK EUROPE LDN

This information is provided by RNS
The company news service from the London Stock Exchange

Informa PLC - Director/PDMR Shareholding

Informa PLC
01 June 2006

RNS Number:
INFORMA PLC
1 JUNE 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,648 (includes connected person interests)

David Gilbertson 598,950 (includes connected person interests)

Anthony Foye 355,365 (includes connected person interests)

Oliver Gadsby 346 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	29
David Gilbertson	29
Anthony Foye	29
Oliver Gadsby	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.275

14. Date and place of transaction

31 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,677 0.136% (includes connected person interests)

David Gilbertson 598,979 0.142% (includes connected person interests)

Anthony Foye 355,394 0.084% (includes connected person interests)

Oliver Gadsby 370 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

31 May 2006

If a person discharging 3managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,349,737

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Jeff Thomasson - Company Secretary

Date of notification

1 June 2006

invest gate

Informa PLC - Amendment to Notice of Result

Informa PLC
26 May 2006

26 May 2006

INFORMA PLC
NOTIFICATION OF INTERIM RESULTS

Further to the announcement made by Informa plc on 31 October 2005 (RNS number: 4062T), the Group has moved the date of its interim results for the six months ended 30 June 2006 from Wednesday 20 September to Tuesday 26 September 2006. An analyst presentation will take place at 09.30 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

- ENDS -

Enquiries:

Charles Palmer
Financial Dynamics Tel: 020 7831 3113

Informa PLC - Result of AGM

Informa PLC
16 May 2006

Results of AGM

Informa plc, a leading provider of specialist information and services to the academic, professional and business communities worldwide, announces that at the Annual General Meeting held this morning, all resolutions as set out in the notice of Annual General Meeting dated 6 April 2006 were passed.

Copies of the resolutions passed as special business have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone: +44 (0)20 7066 1000.

Informa PLC - AGM Statement

Informa PLC
16 May 2006

16 May 2006

Informa plc

EXTRACTS FROM CHAIRMAN'S AGM STATEMENT

At today's Annual General Meeting of Informa plc the Chairman, Richard Hooper, will make the following statement:

'The current year has started well and the Group is performing in line with our expectations. The integration of IIR is now complete and the acquisition benefits are coming through as planned. The core markets in which we operate are in good health and we are benefiting from strong growth in a number of geographies, including the Middle East.

'We have a well balanced portfolio combining complementary skill sets in Publishing, Performance Improvement and Events that enable us to grow quickly when markets are strong and to defend our profits robustly in a downturn. Our global, market leading brands are well positioned in their respective markets allowing us to continue to develop new products that provide our customers with the high value information they require and take advantage of the full range of delivery media available within the Group. We are on track to meet our targets and deliver another good financial performance in 2006.'

ENDS

Enquiries:

Informa plc Tel: 020 7017 5000
Peter Rigby, Chief Executive
Tony Foye, Finance Director

Financial Dynamics Tel: 020 7831 3113
Tim Spratt / Charles Palmer

Informa PLC - Holding(s) in Company

Informa PLC
15 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP AND FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

1,364,268

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.32%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date listed company informed

15 MAY 2006

12) Total holding following this notification

34,865,805

13) Total percentage holding of issued class following this notification

(any treasury shares held by the listed company should not be taken into account when calculating percentage)

8.26%

14) Any additional information

ISSUED SHARE CAPITAL = 422,348,877

15) Name of contact and telephone number for queries

ANDREA CALLABY 020 7017 4311

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification .. 15 MAY 2006 ....

Schedule A Amendment 15

Security: INFORMA PLC

Currant ownership percentage: 8.26%

Total Shares Held 34,865,805

Shares in issue: 422,348,877

Change in holdings since last filing: +1,364,268 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
2,495,909	FPM	NORTHERN TRUST LONDON
2,499,192	FPM	JP MORGAN, BOURNEMOUTH
1,818,462	FPM	BANK OF NEW YORK BRUSSELS
922,524	FPM	MELLON BANK
216,000	FPM	CITIBANK LONDON
100,630	FPM	STATE STR BK AND TR CO LNDN (S
148,600	FMTC	STATE STREET BANK AND TR CO
43,700	FMTC	BROWN BROTHERS HARRIMAN AND CO
33,600	FMTC	JPMORGAN CHASE BANK
10,644,900	FMRCO	JPMORGAN CHASE BANK
2,603,200	FMRCO	STATE STREET BANK AND TR CO
332,400	FMRCO	NORTHERN TRUST CO
5,256,729	FISL	JP MORGAN, BOURNEMOUTH
4,479,927	FIL	JP MORGAN, BOURNEMOUTH
742,560	FIL	BROWN BROS HARRIMN LTD LUX
444,082	FIL	BANK OF NEW YORK BRUSSELS
247,440	FIL	STATE STR BK AND TR CO LNDN (S
32,470	FIL	MORGAN STANLEY LONDON
1,803,480	FIL	BANK OF NEW YORK EUROPE LDN

Informa PLC - Director/PDMR Shareholding

Informa PLC
08 May 2006

RNS Number:
INFORMA PLC
8 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to (i)

3. Name of person discharging managerial responsibilities/director

Roger Horton (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of

shares held by each of them

As 3 above

8. State the nature of the transaction

Exercise of share options and the immediate sale of shares

9. Number of shares, debentures or financial instruments relating to the shares acquired

173,867

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.041%

11. Number of shares, debentures or financial instruments relating to shares disposed

173,867

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.041%

13. Price per share or value of transaction

£484.7 pence

14. Date and place of transaction

5 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

143,891

16. Date issuer informed of transaction

5 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 422,345,413

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Andrea Callaby - Deputy Company Secretary

Date of notification

3 May 2006

Informa PLC - Director/PDMR Shareholding

Informa PLC
02 May 2006

RNS Number:
INFORMA PLC
2 MAY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,622 (includes connected person interests)

David Gilbertson 598,924 (includes connected person interests)

Anthony Foye 355,339 (includes connected person interests)

Oliver Gadsby 326 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investmen Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	26
David Gilbertson	26
Anthony Foye	26
Oliver Gadsby	20

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.8875

14. Date and place of transaction

28 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,648 0.136% (includes connected person interests)

David Gilbertson 598,950 0.142% (includes connected person interests)

Anthony Foye 355,365 0.084% (includes connected person interests)

Oliver Gadsby 346 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

28 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

· Issued Share Capital as of today is 421,986,457

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Jeff Thomasson - Company Secretary

Date of notification

2 May 2006

investegate

Informa PLC - Additional Listing

Informa PLC
26 April 2006

AVS Number:

Informa plc Additional Listing

26 April 2006

Application has also been made to the UK Listing Authority for the block listing of, and to the London Stock Exchange for the Admission of 770,000 Ordinary Shares of 10p each fully paid, ranking pari passu with the existing ordinary shares, to the Official List.
These shares will be issued pursuant to the exercise of options under the Taylor & Francis Group plc Discretionary Unapproved Share Option Scheme.

Copies of this announcement are available for inspection from Hoare Govett Limited up to and including 14 days from date thereof.

ENDS

END
LISEAELKASSKEFE

Informa PLC - Annual Information Update

Informa PLC
13 April 2006

INFORMA PLC

13 April 2006

ANNUAL INFORMATION UPDATE

RIS Announcements

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public in the twelve months up to and including 13 April 2006.

The following UK regulatory announcements have been made via RNS, a Regulatory Information Service. A copy of these announcements can be obtained from the London Stock Exchange website www.londonstockexchange.com/marketnews or from the company's website www.informa.com

Date of Announcement	Description
12/04/2006	REG-Informa PLC Notice of AGM
03/04/2006	REG-Informa PLC Director/PDMR Shareholding
30/03/2006	REG-Informa PLC Director/PDMR Shareholding
29/03/2006	REG-Informa PLC Director/PDMR Shareholding
14/03/2006	REG-Informa PLC Final Results - Part 3
14/03/2006	REG-Informa PLC Final Results - Part 2
14/03/2006	REG-Informa PLC Final Results - Part 1
10/03/2006	REG-Informa PLC Director Declaration
01/03/2006	REG-Informa PLC Director/PDMR Shareholding
09/02/2006	REG-Informa PLC Holding(s) in Company
07/02/2006	REG-Expomedia Group PLC Re Joint Venture
03/02/2006	REG-Informa PLC Holding(s) in Company
01/02/2006	REG-Informa PLC Director/PDMR Shareholding
17/01/2006	REG-Informa PLC Holding(s) in Company
13/01/2006	REG-Informa PLC Additional Listing
12/01/2006	REG-Informa PLC Pre Close Trading Statement
10/01/2006	REG-Informa PLC Blocklisting Interim Review
10/01/2006	REG-Informa PLC Blocklisting Interim Review
10/01/2006	REG-Informa PLC Blocklisting Interim Review
10/01/2006	REG-Informa PLC Blocklisting Interim Review
10/01/2006	REG-Informa PLC Blocklisting Interim Review
10/01/2006	REG-Informa PLC Blocklisting Interim Review
10/01/2006	REG-Informa PLC Blocklisting Interim Review
10/01/2006	REG-Informa PLC Blocklisting Interim Review
05/01/2006	REG-Informa PLC Holding(s) in Company
05/01/2006	REG-Informa PLC Holding(s) in Company

22/12/2005	REG-Informa PLC Holding(s) in Company
01/12/2005	REG-Informa PLC Director/PDMR Shareholding
29/11/2005	REG-Informa PLC Holding(s) in Company
21/11/2005	REG-Informa PLC Analyst and Investor Seminar
15/11/2005	REG-Informa PLC Holding(s) in Company
09/11/2005	REG-Informa PLC Holding(s) in Company
08/11/2005	REG-Informa PLC Director/PDMR Shareholding
31/10/2005	REG-Informa PLC Notice of Results
21/10/2005	REG-Informa PLC Holding(s) in Company
17/10/2005	REG-Informa PLC Holding(s) in Company
17/10/2005	REG-Informa PLC Holding(s) in Company
03/10/2005	REG-Informa PLC Director/PDMR Shareholding
30/09/2005	REG-Informa PLC Holding(s) in Company
22/09/2005	REG-Informa PLC Interim Results - Part 3
22/09/2005	REG-Informa PLC Interim Results - Part 2
22/09/2005	REG-Informa PLC Interim Results - Part 1
20/09/2005	REG-Informa PLC Appointment of Non-Exec Director
07/09/2005	REG-Informa PLC Holding(s) in Company
06/09/2005	REG-Informa PLC Holding(s) in Company
19/08/2005	REG-Informa PLC Additional Listing
18/08/2005	REG-T&F Informa PLC EGM Statement
08/08/2005	REG-T&F Informa PLC Holding(s) in Company
04/08/2005	REG-T&F Informa PLC Holding(s) in Company
01/08/2005	REG-T&F Informa PLC Holding(s) in Company
27/07/2005	REG-T&F Informa PLC Holding(s) in Company
26/07/2005	REG-T&F Informa PLC Director/PDMR Shareholding
25/07/2005	REG-T&F Informa PLC Result of Rights Issue
22/07/2005	REG-T&F Informa PLC Result of Rights Issue
22/07/2005	REG-T&F Informa PLC Pre-close trading update
07/07/2005	REG-T&F Informa PLC Completion of Acquisition
06/07/2005	REG-Office of Fair Trade Merger Update
04/07/2005	REG-T&F Informa PLC Holding(s) in Company
04/07/2005	REG-T&F Informa PLC Holding(s) in Company
30/06/2005	REG-T&F Informa PLC EGM Statement
17/06/2005	REG-T&F Informa PLC Holding(s) in Company
15/06/2005	REG-T&F Informa PLC Prospectus Issued
13/06/2005	REG-Office of Fair Trade Merger Update
13/06/2005	REG-T&F Informa PLC IFRS Statement
10/06/2005	REG-T&F Informa PLC Holding(s) in Company

07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
07/06/2005	REG-T&F Informa PLC Blocklisting Interim Review
06/06/2005	REG-T&F Informa PLC Holding(s) in Company
02/06/2005	REG-T&F Informa PLC Director Shareholding
01/06/2005	REG-T&F Informa PLC Acquisition - Part 3
01/06/2005	REG-T&F Informa PLC Acquisition - Part 2
01/06/2005	REG-T&F Informa PLC Acquisition - Part 1
24/05/2005	REG-T&F Informa PLC Additional Listing
20/05/2005	REG-T&F Informa PLC Additional Listing
18/05/2005	REG-T&F Informa PLC Additional Listing
18/05/2005	REG-T&F Informa PLC AGM Statement
25/04/2005	REG-T&F Informa PLC Holding(s) in Company
21/04/2005	REG-T&F Informa PLC Holding(s) in Company
19/04/2005	REG-T&F Informa PLC Director Shareholding
19/04/2005	REG-T&F Informa PLC Director Shareholding
19/04/2005	REG-T&F Informa PLC Director Shareholding
18/04/2005	REG-T&F Informa PLC Notice of AGM
13/04/2005	REG-T&F Informa PLC Director Shareholding
12/04/2005	REG-T&F Informa PLC Holding(s) in Company

Documents filed at Companies House

The company has made the following filings with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of these documents can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ, telephone: 0870 3333636 (www.companieshouse.gov.uk) or if you are a registered user through Companies House Direct at www.direct.companieshouse.gov.uk.

Date of Filing	Date of Publication	Item	Description
08/03/2006	22/03/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
20/02/2006	15/03/2006	Form 88(2)	Return of Allotment of shares on exercise of share options x 2
06/02/2006	02/03/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
24/01/2005	02/03/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
20/01/2005	28/02/2006	Form 88(2)	Return of Allotment of shares on exercise of share options

19/01/ 2006	28/02/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
12/01/ 2005	08/02/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
10/01/ 2005	08/02/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
09/01/ 2005	08/02/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
06/01/ 2005	08/02/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
04/01/ 2005	08/02/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
04&05/01 /2005	08/02/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
22/12/ 2005	08/02/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
20/12/ 2005	30/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
19/12/ 2005	30/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
15/12/ 2005	30/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options x 2
14/12/ 2005	30/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
07/12/ 2005	30/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
02/12/ 2005	30/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
23/11/ 2005	30/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
21/11/ 2005	30/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
14/11/ 2005	10/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
09/11/ 2005	10/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options
04/11/ 2005	10/01/2006	Form 88(2)	Return of Allotment of shares on exercise of share options x 2
24/10/ 2005	28/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
21/10/ 2005	28/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
14/10/ 2005	28/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
29/09/ 2005	11/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
21/09/ 2005	11/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
14/09/ 2005	11/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
07/09/ 2005	11/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options x 2
01/09/ 2005	11/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
05/10/ 2005	10/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
31/08/ 2005	07/11/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
01/10/ 2005	24/10/2005	Form 288a	Appointment of John Gordon Davis as Non Executive Director
06/09/ 2009	11/10/2005	Form 363a	Annual Return Made Up to 6 September 2005
26/08/ 2005	21/09/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
12/07/ 2005	15/09/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
11/07/ 2005	15/09/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
25/07/ 2005	05/09/2005	Form 88(2)R	Return of Allotment of shares re the Rights Issue
08/08/ 2005	30/08/2005	Form 88(3)	Particulars of Contract Relating to Shares
08/08/ 2005	30/08/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
10/06/ 2005	25/08/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
09/06/	25/08/2005	Form 88(2)	Return of Allotment of shares on exercise

2005			of share options x 2
08/06/ 2005	25/08/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
06/06/ 2005	25/08/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
01/06/ 2005	25/08/2005	Form 88(2)	Return of Allotment of shares on exercise of share options
18/08/ 2005	18/08/2005	Resolution	Certificate of Change of Name from T&F Informa plc to Informa plc
22/06/ 2005	17/08/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options x 2
15/06/ 2005	17/08/2005	Form 88(2)	Return of Allotment of shares on exercise of share options x 3
30/06/ 2005	27/07/2005	Form G123	Increase in authorised share capital by £10 million to £60 million.
30/06/ 2005	27/07/2005	Resolution	Approval of acquisition of IIR Holdings Ltd. Increase of Authorised share capital and authority to allot shares and authority to permit borrowings to exceed limit in articles.
18/05/ 2005	30/06/2005	Resolution	Alteration of Memorandum and Articles of Association re Indemnity of Officers and authority to purchase own shares
18/05/ 2005	30/06/2005	Memorandum & Articles of Association	Full copy of memorandum and articles of association incorporating all amendments to 18 May 2005
14/06/ 2005	16/06/2005	Prospectus	Listing Particulars
06/05/ 2005	06/06/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
03/05/ 2005	06/06/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options x 2
29/04/ 2005	06/06/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
22/04/ 2005	20/05/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
18/04/ 2005	20/05/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
14/04/ 2005	20/05/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
13/04/ 2005	20/05/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
14/04/ 2005	12/05/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
23/03/ 2005	06/05/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
07/04/ 2005	05/05/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
09/03/ 2005	03/05/2005	Annual Accounts	Annual Accounts for the Year Ended 31 December 2004
14/04/ 2005	27/04/2005	Form 288c	Change of Particulars of Director - Sean Michael Watson
06/04/ 2005	22/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
04/04/ 2005	22/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options x 2
01/04/ 2005	22/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
31/03/ 2005	22/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
24/03/ 2005	22/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
23/03/ 2005	22/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
21/03/ 2005	22/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
18/03/ 2005	12/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options x 2
16/03/ 2005	12/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options
14/03/ 2005	12/04/2005	Form 88(2)R	Return of Allotment of shares on exercise of share options

Documents Published and Sent to Shareholders

Copies of the following documents were sent to shareholders and submitted, at the time, to the UK Listing Authority for inspection at their Document Viewing

Facility situated at Financial Services Authority,
The North Colonnade, Canary Wharf, London, E14 5HS. The documents can also be obtained from the company's website, www.informa.com

Date Document Type

13 April 2006 Annual Report and Accounts for the financial year ended 31 December 2005
13 April 2006 2006 AGM Notice and Circular
22 September 2005 Interim Report for the six months ended 30 June 2005
22 July 2005 EGM Notice and Circular regarding change of company name.
1 July 2005 and 14 June 2005 Prospectus regarding the acquisition of IIR Holdings Limited
18 April 2005 2005 AGM Notice and Circular

In accordance with Section 5.2.7 Prospectus Rules, it is noted that some of the information referred to above may be out of date.

Copies of this Annual Information Update can be obtained from the company's registered office:

Informa plc
Mortimer House
37/41 Mortimer Street
London
W1T 3JH
United Kingdom

For further information contact Andrea Callaby, Deputy Company Secretary tel: +44 (0)20 7017 5000

Date: 13 April 2006

ENDS

Informa PLC - Notice of AGM

Informa PLC
12 April 2006

Notification of Annual General Meeting

Informa plc, a leading provider of specialist information and services to the academic, professional and business communities worldwide, is holding its Annual General Meeting at 11.00 am on Tuesday, 16 May 2006 at Mitre House, 160 Aldersgate Street, London, EC1A 4DD.

Copies of the notice of the Annual General Meeting and the 2005 Annual Report and Financial Statements will shortly be available for viewing at the document viewing facility of the UK Listing Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, Tel: 020 7676 1000.

Enquiries: David Gilbertson, Informa plc
Tel: 020 7017 5000

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

Informa PLC - Director/PDMR Shareholding

Informa PLC
03 April 2006

RNS Number:
INFORMA PLC
3 APRIL 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,596 (includes connected person interests)

David Gilbertson 598,898 (includes connected person interests)

Anthony Foye 355,313 (includes connected person interests)

Oliver Gadsby 305 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	26
David Gilbertson	26
Anthony Foye	26
Oliver Gadsby	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.7888

14. Date and place of transaction

31 March 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,622 0.136% (includes connected person interests)

David Gilbertson 598,924 0.142% (includes connected person interests)

Anthony Foye 355,339 0.084% (includes connected person interests)

Oliver Gadsby 326 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

3 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 421,927,251

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Jeff Thomasson - Company Secretary

Date of notification

3 April 2006

Informa PLC - Director/PDMR Shareholding

Informa PLC
30 March 2006

RNS Number:

INFORMA PLC
30 MARCH 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director

PETER RIGBY (Director)
DAVID GILBERTSON (Director)
ANTHONY FOYE (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

CONDITIONAL AWARDS OF SHARES HAVE BEEN GRANTED UNDER THE INFORMA 2005

MANAGEMENT LONG-TERM INCENTIVE PLAN (THE 'PLAN')

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to the shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

29 MARCH 2006

18. Period during which or date on which it can be exercised

THE SHARES SUBJECT TO THE AWARDS SHALL BE CAPABLE OF VESTING FOLLOWING THE END OF THE PERFORMANCE PERIOD ON 31 DECEMBER 2008.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY 10 PENCE SHARES IN INFORMA PLC

PETER RIGBY	117,082
DAVID GILBERTSON	110,696
ANTHONY FOYE	65,992

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

PETER RIGBY	777,854
DAVID GILBERTSON	808,489
ANTHONY FOYE	394,371

23. Any additional information

ISSUED SHARE CAPITAL = 421,927,251 AS OF TODAY

24. Name of contact and telephone number for queries

JEFF THOMASSON - COMPANY SECRETARY
TEL: 020 7017 4306

Name of duly authorised officer of issuer responsible for making notification

JEFF THOMASSON - COMPANY SECRETARY

Date of notification

30 MARCH 2006

Informa PLC - Director/PDMR Shareholding

Informa PLC
29 March 2006

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility, or Connected Persons

Informa plc, a leading provider of specialist information and services to the academic, professional and business communities worldwide, received notification that Informa QUEST Limited, the trustee of the Informa Group Qualifying Employee Share Ownership Trust, purchased the following ordinary shares of 10 pence each at the price shown to satisfy awards under the Informa Group plc Savings Related Share Option Scheme.

Date Shares purchased Purchase price

28 March 2006 109,926 475 pence

The executive directors and persons discharging managerial responsibilities ('PDMRs') named below are potential beneficiaries of the Trust along with other employees and, as such, each executive director and PDMR is deemed to be interested in the 109,926 shares purchased by the Trustee.

Peter Rigby
David Gilbertson
Anthony Foye
Oliver Gadsby
Roger Horton
Susanna Kempe
Alfred Moellenbeck
Ken Bohlin

As a result of this purchase, each executive director and PDMR is deemed to have an interest in a total of 111,455 shares now held by the Trust.

Enquiries: Jeff Thomasson
Company Secretary
Tel: 020 7017 5000

ENDS

Informa PLC - Director Declaration

Informa PLC
10 March 2006

Director declaration

Informa plc announces that Richard Hooper, its non-executive chairman, has been appointed as a non-executive director of Yell Group plc with effect from 13 March 2006.

This disclosure is made pursuant to paragraph 9.6.14 of the Listing Rules.

Informa PLC - Director/PDMR Shareholding

Informa PLC
01 March 2006

RNS Number:
INFORMA PLC
1 MARCH 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby 575,568 (includes connected person interests)

David Gilbertson 598,870 (includes connected person interests)

Anthony Foye 355,285 (includes connected person interests)

Oliver Gadsby 282 (includes connected person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	28
David Gilbertson	28
Anthony Foye	28
Oliver Gadsby	23

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.48

14. Date and place of transaction

28 February 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby 575,596 0.136% (includes connected person interests)

David Gilbertson 598,898 0.142% (includes connected person interests)

Anthony Foye 355,313 0.084% (includes connected person interests)

Oliver Gadsby 305 Less than 0.001% (includes connected person interests)

16. Date issuer informed of transaction

1 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 421,763,010

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Jeff Thomasson - Company Secretary

Date of notification

1 March 2006

Informa PLC - Holding(s) in Company

Informa PLC
09 February 2006

9 February 2006

Informa plc

Pursuant to section 198 and 199 of the Companies Act 1985, the company was advised that The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc, National Westminster Bank plc and Coutts & Co no longer have a notifiable interest (within the meaning of Section 199(2) of the Act) in the ordinary shares of 10 pence each of Informa plc.

J Thomasson
Company Secretary
Tel: 020 7017 5000

Informa PLC - Holding(s) in Company

Informa PLC
03 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

Informa plc

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

Aviva plc and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Morley Fund Management Ltd:	
BNY Norwich Union Nominees Limited	4,181,664*
Chase GA Group Nominees Limited	3,471,074*
Chase Nominees Limited	542,000*
CUIM Nominee Limited	4,444,105*

* denotes beneficial interest

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

Ordinary shares of 10 pence each

10) Date of transaction

2 February 2006

11) Date company informed

3 February 2006

12) Total holding following this notification

12,638,843*

* beneficial interest only

13) Total percentage holding of issued class following this notification

2.99%

14) Any additional information

Figures are based on shares in issue of 421,759,777

This notification is prompted by a non market transfer of 201,017 shares from a fund in which we have a beneficial interest to a fund in which we have no beneficial interest.

15) Name of contact and telephone number for queries

ANDREA CALLABY TEL: 020 7017 4311

16) Name and signature of authorised company official responsible for making this notification

ANDREA CALLABY, DEPUTY COMPANY SECRETARY

Date of Notification 3 FEBRUARY 2006

Informa PLC - Director/PDMR Shareholding

Informa PLC
01 February 2006

INFORMA PLC
1 FEBRUARY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make an RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INFORMA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(r)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Peter Rigby (Director)

David Gilbertson (Director)

Anthony Foye (Director)

Oliver Gadsby (Person Discharging Managerial Responsibilities)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of holdings of the persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10 pence each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Peter Rigby	575,540 (includes connected person interests)
David Gilbertson	598,842 (includes connected person interests)
Anthony Foye	355,257 (includes connected person interests)
Oliver Gadsby	260 (includes connection person interests)

8. State the nature of the transaction

Acquisition by Informa Investment Plan Trustees Limited, the Trustee of the Informa plc Investment Plan (SIP), of Partnership Shares.

9. Number of shares, debentures or financial instruments relating to the shares acquired

	Partnership Shares
Peter Rigby	28
David Gilbertson	28
Anthony Foye	28
Oliver Gadsby	22

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Partnership Shares
Peter Rigby	Less than 0.001%
David Gilbertson	Less than 0.001%
Anthony Foye	Less than 0.001%
Oliver Gadsby	Less than 0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.365

14. Date and place of transaction

31 January 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Rigby	575,568 0.136% (includes connected person interests)
David Gilbertson	598,870 0.142% (includes connected person interests)
Anthony Foye	355,285 0.084% (includes connected person interests)
Oliver Gadsby	282 Less than 0.001% (includes connection person interests)

16. Date issuer informed of transaction

1 February 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Issued Share Capital as of today is 421,759,777

24. Name of contact and telephone number for queries

Andrea Callaby - Deputy Company Secretary
020 7017 4311

Name of duly authorised officer of issuer responsible for making notification

Jeff Thomasson - Company Secretary

Date of notification

1 February 2006

Informa PLC - Holding(s) in Company

Informa PLC
17 January 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP AND FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

280,719

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.066%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date listed company informed

17 JANUARY 2006

12) Total holding following this notification

33,501,537

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.94%

14) Any additional information

ISSUED SHARE CAPITAL = 421,719,078

15) Name of contact and telephone number for queries

ANDREA CALLABY 020 7017 4311

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREA CALLABY, DEPUTY COMPANY SECRETARY

Date of Notification ....17 JANUARY 2006...................

Schedule A Amendment 14

Security: INFORMA PLC

Current ownership percentage: 7.94%

Total Shares Held 33,501,537

Shares in issue; 421,719,078

Change in holdings since last filing: (280,719) ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
3,588,967	FPM	NORTHERN TRUST LONDON
2,517,002	FPM	JP MORGAN, BOURNEMOUTH
2,461,562	FPM	BANK OF NEW YORK BRUSSELS
896,524	FPM	MELLON BANK
651,970	FPM	STATE STR BK AND TR CO LNDN (S
263,000	FPM	CITIBANK LONDON
146,604	FPM	CLYDESDALE BANK PLC
53,800	FPM	BANK OF NEW YORK EUROPE LDN
78,900	FMTC	STATE STREET BANK AND TR CO
40,800	FMTC	BROWN BROTHERS HARRIMAN AND CO
33,600	FMTC	JPMORGAN CHASE BANK
9,855,400	FMRCO	JPMORGAN CHASE BANK
1,500,100	FMRCO	STATE STREET BANK AND TR CO
9,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO
7,593,306	FISL	JP MORGAN, BOURNEMOUTH
687,650	FIL	JP MORGAN, BOURNEMOUTTH
448,882	FIL	BANK OF NEW YORK BRUSSELS
409,970	FIL	BROWN BROS HARRIMN LTD LUX
186,240	FIL	STATE STR BK AND TR CO LNDN (S
55,780	FIL	MORGAN STANLEY LONDON
2,021,580	FII	BANK OF NEW YORK EUROPE LDN

invest gate

Informa PLC - Additional Listing

Informa PLC
13 January 2006

Informa plc Additional Listing

13 January 2006

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the Admission of 132,537 Ordinary Shares of 10p each fully paid, ranking pari passu with the existing ordinary shares, to the Official List.

These shares have been allotted following the exercise of options as follows:

132,537 under the Taylor & Francis Group plc Discretionary Unapproved Share Option Scheme

Application has also been made to the UK Listing Authority for the block listing of, and to the London Stock Exchange for the Admission of 440,000 Ordinary Shares of 10p each fully paid, ranking pari passu with the existing ordinary shares, to the Official List.

These shares will be issued pursuant to the exercise of options under the Taylor & Francis Group plc Discretionary Unapproved Share Option Scheme.

Copies of this announcement are available for inspection from Hoare Govett Limited up to and including 14 days from date thereof.

Informa PLC - Pre Close Trading Statement

Informa PLC
12 January 2006

12 January 2006

Informa plc

Pre Close Statement

Informa plc, the leading provider of specialist information and services to the academic, professional and business communities worldwide, today issued the following update. This is made prior to the Group entering its close period ahead of its preliminary results announcement for the 12 months ended 31 December 2005, scheduled for 14 March 2006.

Trading in the second half of 2005 was in line with the Board's expectations, with the Group making good progress on the integration of IIR Holdings Ltd ('IIR') acquired in July 2005.

The Board is fully focused on exploiting the organic opportunities from both the IIR acquisition as well as from the merger with Taylor & Francis in 2004, and looks forward with confidence to another good year of growth in 2006.

ENDS

For further information please contact:

Informa plc 020 7017 5000

Peter Rigby, Chief Executive
Tony Foye, Finance Director
Susanna Kempe, Chief Marketing Officer

Financial Dynamics 020 7831 3113

Tim Spratt/Charlie Palmer

Informa PLC - Blocklisting Interim Review

Informa PLC
10 January 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: TAYLOR & FRANCIS GROUP PLC DISCRETIONARY UNAPPROVED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 04/06/05 TO: 04/12/05

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME: 450,000 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 394,531

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 55,469

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 450,000 ON 25/05/05 - ALL ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

421,345,692 AS AT 4 DECEMBER 2005

CONTACT FOR QUERIES

NAME: ANDREA CALLABY

TELEPHONE: 020 7017 4311

END

invest gate

Informa PLC - Blocklisting Interim Review

Informa PLC
10 January 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: TAYLOR & FRANCIS (PUBLISHERS) INC EMPLOYEE STOCK PURCHASE PLAN

3. PERIOD OF RETURN: FROM: 04/06/2005 TO: 04/12/2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 56,749 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 56,749

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 0 THIS BLOCKLISTING IS NOW CLOSED

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 32,000 ON 24/05/05 AND 24,749 ON 24/08/05 ALL ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

421,345,692 AS AT 4 DECEMBER 2005

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

END

Informa PLC - Blocklisting Interim Review

Informa PLC
10 January 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   INFORMA PLC

2. NAME OF SCHEME:

   IBC GROUP PLC 1995 EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 04/06/2005 TO: 04/12/2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD:

   173,050 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD:

   18,602

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

   154,448

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   450,000 ON 07/02/00 AND 200,000 ON 05/04/01. ALL ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

421,345,692 AS AT 4 DECEMBER 2005

CONTACT FOR QUERIES

NAME: ANDREA CALLABY

TELEPHONE: 020 7017 4311

investegate

Informa PLC - Blocklisting Interim Review

Informa PLC
10 January 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: TAYLOR & FRANCIS GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 04/06/2005 TO: 04/12/2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 37,134 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 4,021

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 33,113

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 1,000 ON 24/05/05, 1,134 AND 35,000 ON 24/08/05 ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

421,345,692 AS AT 4 DECEMBER 2005

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

END

invest gate

Informa PLC - Blocklisting Interim Review

Informa PLC
10 January 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: INFORMA GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 04/06/2005 TO: 04/12/2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 280,000 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 156,100

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 123,900

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 100,000 ON 15/07/98, 66,000 ON 05/04/01, 6,146 ON 20/05/05, AND 280,000 ON 24/05/05, - ALL ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

421,345,692 AS AT 4 DECEMBER 2005

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

END

investegate

Informa PLC - Blocklisting Interim Review

Informa PLC
10 January 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   INFORMA PLC

2. NAME OF SCHEME:

   TAYLOR & FRANCIS GROUP PLC DISCRETIONARY APPROVED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 04/06/2005 TO: 04/12/2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD:

   10,000 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD:

   0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

   10,000

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   10,000 ON 24/05/2005 - ALL ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

421,345,692 AS AT 4 DECEMBER 2005

CONTACT FOR QUERIES

NAME: ANDREA CALLABY

TELEPHONE: 020 7017 4311

Informa PLC - Blocklisting Interim Review

Informa PLC
10 January 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   INFORMA PLC

2. NAME OF SCHEME:

   LLP GROUP PLC EMPLOYEE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 04/06/2005 TO: 04/12/2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD:

   27,680 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD:

   0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

   27,680

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   27,680 ON 24/05/2005 - ALL ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

421,345,692 AS AT 4 DECEMBER 2005

CONTACT FOR QUERIES

NAME: ANDREA CALLABY

TELEPHONE: 020 7017 4311

Informa PLC - Blocklisting Interim Review

Informa PLC
10 January 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: INFORMA PLC

2. NAME OF SCHEME: INFORMA GROUP PLC DISCRETIONARY SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 04/06/2005 TO: 04/12/2005

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 662,133 ORDINARY SHARES OF 10 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 186,439

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 475,694

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 450,000 ON 15/07/98, 500,000 ON 18/06/99, 830,000 ON 07/02/00, 640,000 ON 05/04/01, AND 540,000 ON 20/05/05 - ALL ORDINARY SHARES OF 10 PENCE EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

421,345,692 AS AT 4 DECEMBER 2005

CONTACT FOR QUERIES

NAME: ANDREA CALLABY
TELEPHONE: 020 7017 4311

END

Informa PLC - Holding(s) in Company

Informa PLC
05 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP AND FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

3,338,323

6) Percentage of issued Class
(any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.79%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class
(any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date company informed

4 JANUARY 2006

12) Total holding following this notification

33,782,256

13) Total percentage holding of issued class following this notification
(any treasury shares held by the listed company should not be taken into account when calculating percentage)

8.01%

14) Any additional information

ISSUED SHARE CAPITAL = 421,597,956

15) Name of contact and telephone number for queries

ANDREA CALLABY 020 7017 4311

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....5 JANUARY 2006.....

Schedule A — Amendment 13

Security: INFORMA PLC

Current ownership percentage: 8.01%

Total Shares Held 33,782,256

Shares in issue: 421,597,962

Change in holdings since last filing: +3,338,323 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
3,595,467	FPM	NORTHERN TRUST LONDON
2,517,002	FPM	JP MORGAN, BOURNEMOUTH
2,452,762	FPM	BANK OF NEW YORK BRUSSELS
888,424	FPM	MELLON BANK
651,970	FPM	STATE STR BK AND TR CO LNDN (S
263,000	FPM	CITIBANK LONDON
146,604	FPM	CLYDESDALE SANK PLC
53,800	FPM	BANK OF NEW YORK EUROPE LDN
73,000	FMTC	STATE STREET BANK AND TR CO
31,400	FMTC	BROWN BROTHERS HARRIMAN AND CO
25,600	FMTC	JPMORGAN CHASE BANK
10,449,119	FMRCO	JPMORGAN CHASE BANK
1,500,100	FMRCO	STATE STREET SANK AND TR CO
9,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO
7,511,506	FISL	JP MORGAN, BOURNEMOUTH
534,050	FIL	JP MORGAN, BOURNEMOUTTH
448,882	FIL	BANK OF NEW YORK BRUSSELS
366,070	FIL	BROWN BROS HARRIMN LTD LUX
186,240	FIL	STATE STR BK AND TR CO LNDN (S
55,780	FIL	MORGAN STANLEY LONDON
2,021,580	FII	BANK OF NEW YORK EUROPE LDN

END

HOLAKPKFPBKDBDK

invest gate

Informa PLC - Holding(s) in Company

Informa PLC
05 January 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

INFORMA PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BRITANNIC INVESTMENT MANAGERS LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

BNY (OCS) NOMINEES LIMITED - 192,148
VIDACOS NOMINEES LIMITED - 13,076,436

5) Number of shares/amount of stock acquired.

NOT KNOWN

6) Percentage of issued Class

NOT KNOWN

7) Number of shares/amount of stock disposed

NOT KNOWN

8) Percentage of issued Class

NOT KNOWN

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date company informed

4 JANUARY 2006

12) Total holding following this notification

13,268,584

13) Total percentage holding of issued class following this notification

3.14%

14) Any additional information

ISSUED SHARE CAPITAL = 421,597,956

15) Name of contact and telephone number for queries

ANDREA CALLABY 020 7017 4311

16) Name and signature of authorised company official responsible for making this notification

ANDREA CALLABY, DEPUTY COMPANY SECRETARY

Date of Notification .... 5 JANUARY 2006

Leading Global Information Specialists

Interim Report For The Six Months Ended 30 June 2006

Informa plc is a leading provider of specialist information and services to the global academic & scientific, professional and commercial communities. We deploy multiple media formats ranging from conferences and exhibitions through performance improvement services to journals, books and analytical products, delivered both electronically and in hard copy. The Group has more than 150 offices in 43 countries and employs approximately 7,500 staff worldwide.

Contents

Strong Performance across Informa Powered by Organic Growth

Unaudited, six months ended 30 June

	2006 £m	2005 £m	Increase %	Organic[1] %
Revenue	533.7	259.7	105	11
Operating profit / (loss)	60.4	(50.3)		
Adjusted[2] operating profit	105.1	48.1	118	21
Profit / (loss) before tax	39.1	(58.9)		
Adjusted[2] profit before tax	83.8	39.6	112	
Profit for period	29.5	48.8	(40)	
Adjusted[3] profit for period	61.2	27.6	122	
Basic earnings per share (p)	7.0	14.6	(52)	
Diluted earnings per share (p)	7.0	14.5	(52)	
Adjusted[3] diluted earnings per share (p)	14.4	8.2	76	
Dividend per share (p)	3.3	2.7	22	
Cash conversion[4]	67%	26%		

Diverse and Complementary Revenue Streams

Revenue by Geography



- O United Kingdom 17%
- ● North America 39%
- O Continental Europe 29%
- ● Rest of World 15%

Revenue by Type



- O Subscriptions 22%
- ● Copy Sales 11%
- O Advertising 3%
- ● Events 43%
- ● Performance Improvement 21%

1 Adjusted for acquisitions and effects of changes in foreign currency exchange rates.

2 Excludes restructuring and reorganisation costs of £2.9m (2005: £2.5m) and intangible asset amortisation of £41.8m (2005: £7.9m). 2005 also excludes goodwill write off of £86.5m and discontinued operations of £1.5m.

3 Excludes restructuring and reorganisation costs of £2.9m (2005: £2.5m) and intangible asset amortisation of £41.8m (2005: £7.9m) and related tax of £13.0m (2005: £3.1m). 2005 also excludes goodwill write off of £86.5m, discontinued operations of £1.5m and a deferred tax credit of £116.6m.

4 Adjusted cash generated by operations (note 10 of the interim statements) divided by adjusted operating profit.



> "We have had an excellent start to the year. The three arms of the business, publishing, performance improvement and events are all performing well."

Chief Executive Peter Rigby said:

"We have had an excellent start to the year. These results underline the core strengths of Informa. The three arms of the business – publishing, performance improvement and events – are all performing well and demonstrating their unique combination of dynamic growth capture and resilience.

The acquisition of IIR has proved a signal success, strengthening many of Informa's sector and geographic positions and helping drive revenue and cost synergy across the group. This is having its effect both in stimulating turnover growth and margin improvement. We look forward with confidence to completing another successful year for Informa."


5a





Above:
Cityscape: Dubai's Large Scale, International Property Investment and Development, Event.

Right:
PALM Expo 2006; Awards dinner.

Half Year Highlights

- Organic revenue +11%, organic adjusted operating profit +21%
- Strong trading across all three divisions and business areas
- Adjusted operating margin increased 1.2 percentage points to 19.7%
- Academic book sales recover with 10% organic growth
- IIR acquisition returns 9% pre-tax in its first 12 months of ownership
- Interim dividend increased by 22%
- Confident of second half outlook



Above:
Informa's focus on Large Scale Events drives strong growth.

Informa has enjoyed a strong start to 2006, reflected in an excellent set of financial results for the six months ended June 30.

Informa's revenue in the period was £533.7m, more than double its prior year level, and adjusted operating profit increased by 118% to £105.1m.

These results reflect the increased scale of the group following the acquisition of IIR in July 2005 but they also include strong organic revenue growth of 11%. This is almost twice the organic growth rate achieved in the same 2005 period and underlines the greater leverage within the enlarged business. Organic revenue growth was accelerated by increasing collaboration between the three divisions of the business which are now bringing their format expertise to bear on a wider range of market opportunities.

Adjusted operating profit on an organic basis grew by 21% on the same period a year earlier, demonstrating the effect of operational gearing and greater cost efficiency. Adjusted operating margin, at 19.7%, was 1.2 percentage points higher than a year ago.

Recent acquisitions traded strongly and contributed well to the half year results, particularly IIR which has achieved a pre-tax return on capital employed of 9% in its first twelve months of ownership. In each instance, either by sector or geography, where legacy IIR and Informa businesses have been co-located or merged to take advantage of management expertise and market leadership, profits have been enhanced. For example, the combined UK Life Sciences events business produced a 57% profit contribution increase on a proforma basis for the first half year. Similarly, the combined Australian events business achieved 29% growth.

Informa's three revenue streams: publishing, performance improvement and events, are all performing well. Each demonstrated significant growth within its core market sectors and benefited in addition from both revenue and cost synergies across the enlarged Informa group.


THE WAR
for Children's Minds
Stephen Law
GENOCIDE
A Comprehensive Introduction
Adam Jones
Slapper & Kelly
The
English
Legal System
INTRODUCTION TO
GEOPOLITICS
COLIN FLINT

Above:
2006 new book releases from Taylor and Francis - *The War for Children's Minds, Urban Design Futures, Genocide: A Comprehensive Introduction, Introduction to Geopolitics* and *The English Legal System.*

Publishing which constituted 36% of revenue within the period continues to enjoy good operating margins. On a proforma basis revenue was up 11%[1]. The resilient subscription based products again delivered robust results, underpinned by high academic journal renewal rates of over 95%. Journal productivity was strong in terms of both new journal launches and increased frequency of publication, reflecting particularly the continuing high volume of research in Humanities and Social Sciences. The new electronic delivery and pricing models have been well received and market uptake is expected to continue growing in the 2007 renewal cycle.

Academic book sales rebounded well and were 10% higher on an organic basis after a rather flat 2005. All key subject areas are performing strongly: social sciences, reference, science and engineering were the largest contributors. Critically acclaimed new books released include: *The War for Children's Minds, Urban Design Futures, Genocide: A Comprehensive Introduction, Introduction to Geopolitics* and *The English Legal System.*

[1] Proforma: assumes that IIR was part of the group from 1 January 2005.

90% of subscription revenue is digitally delivered.



Above:
A Performance Improvement engagement in action.

Performance Improvement ("PI") which constituted 21% of revenue within the period, achieved proforma revenue growth of 16%[1], confirming and expanding its market leadership position. Adjusted operating profit rose by 21%[1], reflecting both the operational gearing that is a feature of this part of the business as well as the benefit of cost savings garnered from being part of Informa.

Execution of Informa's global PI expansion plan has continued with the foundation of an Asian PI hub designed to fast track opportunities within this market. The first half year confirmed again the competitive advantage Informa enjoys from its international reach to meet client demands for global delivery. AchieveGlobal, for example, launched a large international engagement with State Street Bank to enable its global expansion plans: initiatives have already taken place in the US, Canada, UK, France, Germany, Benelux, Italy, EMEA, Australia, Japan, Singapore and Hong Kong.

PI achieved proforma revenue growth of 16%, confirming and expanding its market leadership position.


Drug Delivery
Partnerships
Drug Delivery
Partnerships

Above:
Life Sciences Large Scale, Drug Delivery Partnerships, Event.

Events which constituted 43% of revenue within this period, saw dynamic growth across a wide range of geographies and vertical sectors, taking advantage of good market trading conditions, enlarged group synergies and enhanced operational expertise. Events revenue grew by 28% on a proforma basis[1].

All events sectors performed well with notable proforma[1] operating profit growth in Telecoms of 36%, Maritime of 57% and Life Sciences of 60%. Geographically, Dubai profit grew by an impressive 52%, while among the smaller businesses the Czech Republic rose by 39% and Italy by 34%. The acquisition of the quadrennial print exhibition business, IPEX also contributed £17m in revenue.

Benefiting significantly from increasing spend from clients seeking more targeted marketing opportunities, events' ancillary revenue from sponsorship and exhibition presence increased by 28% organically.

Events saw dynamic growth across a wide range of geographies and vertical sectors.

High Margin
Academic & Scientific

Revenue by Type



○ Subscriptions	45%
● Copy sales	39%
Advertising	3%
● Events	13%


Karl Popper
Jacques Lacan
G. Wilson Knight
Eric Partridge
The Wheel

Academic and Scientific	2006 £'m	2005 £'m	Increase %	Organic %
Revenue				
STM	86.1	66.3	30	7
HSS	52.7	45.9	15	11
	138.8	112.2	24	8
Adjusted Operating Profit				
STM	21.2	15.1	40	17
HSS	8.7	7.0	24	17
	29.9	22.1	35	17
Adjusted Operating Margin	*21.5*	*19.7*		

Divisional Review

Informa's three divisions: Academic & Scientific, Professional and Commercial, each of which combine growth capturing and resilient business models, all reported robust growth in the six months.

Academic & Scientific divisional revenue increased by 24%, comprising an organic increase of 8% and contributions from acquisitions. Adjusted operating profit was 35% higher at £29.9m, which included organic growth of 17%. IIR contributed £10.5m to revenue and £2.8m to adjusted operating profit (2005 £8.2m and £2.0m respectively prior to acquisition and therefore not included in the 2005 comparative above).

The adjusted operating margin rose to 21.5% from 19.7%, benefiting from the 10% organic increase in books sales as well as the impact of cost savings and efficiencies associated with the integration of the IIR businesses.

The STM segment saw revenue grow 7% organically with solid journal growth supported by the rebound in book sales and good increases from life science events and associated publications.


Carl Gustav Jung
Sigmund Freud

The adjusted operating margin rose to 21.5% from 19.7%, benefiting from the 10% organic increase in books sales as well as the impact of cost savings and efficiencies associated with the integration of the IIR businesses.

Above:
Routledge is a long-established leading brand in Social Sciences and Humanities.

The combined Informa-IIR Life Science conference businesses in both the UK and US benefited from the integration to post a revenue increase of 32% and an operating profit increase of 60% on a proforma basis[1] from 2005, reversing trends experienced over the last two years. This result was driven by cost synergies from combining these legacy businesses and revenue increases associated with focusing on Large Scale Events which have an inherently higher margin. For example, the Large Scale Events, *Partnerships with CROS, National Managed Health Care Congress* and *Drug Discovery Technologies* together grew revenue in excess of 42% on a proforma basis[1].

The PJB pharmaceutical information business strengthened its high margin revenue base by the addition of product from the M2M and Ashley acquisitions in 2005. Ashley saw particularly strong sales in its expert opinion information service.

The division also saw excellent revenue growth in HSS revenues which were up 11% in organic terms with subscription renewals at or above the levels of recent years and a similar rebound in books to that reported by the STM business. HSS journals continue to see good growth in article submission levels, reflecting the rising volume of research in these disciplines.

As reported last year, in response to the increase in demand from academic institutions for electronic delivery of journal content, the Academic & Scientific division announced new on-line information products and pricing models for 2006. These were well received by the library community and we will be expanding these initiatives during 2007.

InformaWorld, our new group electronic content platform allows our customers comprehensive electronic access to our Academic and Scientific journal and book content. The new platform will be rolled out across the group over the next few years and incorporate progressively more of Informa's products and services.

InformaWorld will also facilitate the introduction of our new open access model for journals called "i-open". This will be a hybrid offering for research journals initially in Chemistry, Physics, Mathematics and Statistics. The model allows us to offer full electronic open access to certain journal articles for which authors opt to pay an open access fee of $3,000. Journals operating the i-open model will therefore contain some subscriber-only articles alongside open access articles which can be web accessed via InformaWorld. All published articles, whether subscriber-only or open access, will continue to be subject to the same peer review process before acceptance.

Rapidly Expanding Professional

Revenue by Type



○ Subscriptions 22%
Advertising 1%
● PI 60%
● Events 17%


SUPER RETURN
UBS
CAZENOVE

Professional	2006 £'m	2005 £'m	Increase %	Organic %
Turnover				
Performance Improvement	109.9	-	-	-
Financial Data Analysis	32.6	30.1	8	(3)
Finance Insurance Law and Tax	40.3	15.3	163	5
	182.8	45.4	303	-
Adjusted Operating Profit				
Performance Improvement	15.6	-	-	-
Financial Data Analysis	9.1	7.6	20	8
Finance Insurance Law and Tax	9.4	1.7	467	71
	34.1	9.3	268	19
Adjusted Operating Margin	*18.7*	*20.4*		

The Professional division's overall revenue increased by 303% and adjusted operating profits rose by 268%, driven by a strong contribution from Performance Improvement and good organic growth from Finance, Insurance, Law and Tax. IIR businesses, which now account for almost three quarters of the division's sales, contributed £135.5m to revenue and £22.2m to adjusted operating profit (2005 £116.3m and £19.0m respectively prior to acquisition and therefore not included in the 2005 comparative above).

Performance Improvement ("PI") revenue grew 16% on a proforma basis to £109.9m from £94.9m in 2005 and profits were 21%[1] higher. Solid profit growth was reported by six of the seven PI businesses, led by Forum and Achieve Global which each recorded year on year profit rises of more than 25%. Only Communispond, the smallest of the PI companies accounting for 2% of PI revenue, did not contribute to growth, recording a flat performance for the first six months.

Financial Data and Analysis saw high renewals and increased margins contributing to an increase of 8% in revenue and 20% rise in adjusted operating profits. The unit saw a slight decline in organic revenues as a result of some attrition in the Informa Global Markets business. This attrition reflects


SUPER RETURN

IIR's ICBI brand traded strongly in the period with good performances from Large Scale Events in the funds and private equity fields.

Above:
ICBI's Large Scale, Private Equity, Event.

the more challenging and competitive market conditions for real-time trading-related information for the banking community. The other businesses in the unit all produced good growth and to this end M Solutions was acquired in February to add wealth management solutions to the Informa Investment Solutions product offering.

The Finance, Insurance, Law and Tax businesses revenue grew 5% organically led by a strong performance from legal subscription publishing which was up 31% with strong electronic sales, and a continued improvement in the advertising income of the Insurance information portfolio. Financial events under IIR's ICBI brand traded strongly in the period with good performances from Large Scale Events in the funds and private equity fields. This unit also benefited from the integration of IIR and Informa output in Europe which resulted in reduced staff costs and higher margins from growth in the larger events and the elimination of the weaker elements of the combined portfolio. Adjusted operating profit growth in this unit was particularly strong due to these reduced overheads and increased yields, growing by £7.7m to £9.4m with an organic profit rise of £1.2m. IIR contributed £6.5m profit compared with £6.1m in 2005 (prior to acquisition by Informa).

The leading brands which make up Informa's Performance Improvement portfolio:

ESI INTERNATIONAL

FORUM where learning means business

ROBBINSGIOIA

Omega PERFORMANCE

achieveglobal

COMMUNISPOND

Huthwaite

Dynamic Commercial

Revenue by Type



○ Subscriptions	7%
● Copy sales	2%
Advertising	5%
● Events	86%


MONTE CARLO TENDER SHOW

Commercial	2006 £'m	2005 £'m	Increase %	Organic %
Revenue				
Regional Events	**134.3**	44.2	204	7
Telecoms & Media	**45.5**	28.7	59	46
Maritime & Commodities	**32.3**	29.2	10	10
	212.1	102.1	108	19
Adjusted Operating Profit				
Regional Events	**25.5**	6.1	320	5
Telecoms & Media	**12.1**	7.7	57	49
Maritime & Commodities	**3.5**	2.9	19	19
	41.1	16.7	146	27
Adjusted Operating Margin	***19.3***	*16.3*		

Commercial division revenue increased 108% (£109.9m) and adjusted operating profit 146% (£24.3m). Organic revenue growth of 19% translated into a 27% improvement in organic operating profit, again reflecting the cost synergies of the enlarged group. IIR businesses contributed £73.2m to the division's revenue and £15.5m to its adjusted operating profit (2005 £63.8m and £11.2m respectively prior to acquisition and therefore not included in the 2005 comparatives opposite).

Regional Events, which includes a wide range of conferences, exhibitions and courses in a number of European, Middle East, Asian, Australian and Latin American markets, had a strong first half year despite the impact in June of the FIFA World Cup which caused the postponement of a number of events in Germany. The legacy Informa business which has a relatively higher proportion of its revenue in Germany, still recorded organic growth of 7%, while the IIR Regional Events showed a proforma organic revenue growth of 16%[1] (£9.4m).



The Maritime unit grew revenue by 10% and adjusted operating profit by 19%, capturing growth from the strong trading conditions in the international maritime markets and continuing high energy prices.

Above:
The Monaco Yacht Show, a leading IIR event.

Informa's market-leading Telecoms & Media unit continues to find good opportunities in the growing strength and diversity of the mobile communications sector. The 3GSM World Congress was moved to Barcelona from Cannes and saw another healthy growth in visitors, exhibitors and delegates with overall attendance rising to some 50,000 from 39,000 a year earlier. The relocation of the event unlocked pent-up demand for exhibition space which had been limited by the physical constraints of the previous Cannes location. This, together with strong growth in the first half contribution from Informa's nine other large scale telecoms events in the GSM to 3G World Series, combined to help record an organic increase of 46% in revenue and 49% rise in adjusted operating profits.

The Maritime unit grew revenue by 10% and adjusted operating profit by 19%, capturing growth from the strong trading conditions in the international maritime markets and continuing high energy prices. Events saw a good increase in delegate revenues and sponsorship income with profits up 57% as a result. Lloyd's List, Informa's flagship daily newspaper, contributed strongly to the unit's profit improvement after driving a 28% increase in advertising revenues in the period. Commodities revenue also saw good growth, up 9% over 2005. These gains were offset by a weaker performance in Freight Publishing. This came both from publishing and from conference income. There has also been a welcome rebound in the consultancy side of the business which has exposure to the US agriculture sector.


Informa Doubles In Size
Half Year Comparisons
● Revenue / ● Adjusted Operating Profit
£ Millions
600
500
400
300
200
100
0
260
48
534
105
2005
2006


communications international
WHEREVER YO
MAY ROAM.
banking
technology
Putting the pieces together
How AML systems fit with the rest of the systems jigsaw

Informa plc for the six months ended June 30, 2006 recorded revenue of £533.7m, up 105% from £259.7m in the same period a year earlier. IIR, which was acquired on July 6, 2005, contributed £218.1m to revenue and a further £20.0m was contributed by other acquisitions in the period (mainly from IPEX, the quadrennial print exhibition, which contributed £17.0m). Organic revenue growth year on year was 11%. The translation impact of currency movements on the results was minimal despite some US dollar to sterling exchange rate volatility during the period.

Operating profit increased by £110.7m to £60.4m from a loss of £50.3m in 2005. The latter included a one-off non cash related goodwill write off of £86.6m which depressed last year's interim operating profit and profit before tax. This year amortisation of intangibles has increased by £35.0m, reflecting principally the charge in respect of intangible assets acquired with the IIR acquisition.

EPS

Basic and diluted EPS were down 52% compared with 2005 due principally to the net benefit in 2005 of the one off £116.6m deferred tax credit, offset by the £86.6m goodwill write-off.

Adjusted Results

Adjusted operating profit, which is shown in note 4 of the interim results, is calculated after removing certain items not relating to the underlying trading operations of the group. This adjusted operating profit increased by 118% to £105.1m from £48.1m.

Adjusted profit before tax increased 112% to £83.8m from £39.6m and adjusted profit for the period increased 122% to £61.2m from £27.6m.

Adjusted Diluted EPS after deducting tax at 27% (2005: 30%) was up 76% to 14.4p from 8.2p, reflecting higher profit after tax offset by a partial dilution from the additional shares issued to help finance the acquisition of IIR.

The board believes these adjusted operational figures provide additional information to explain the underlying performance and associated trends of the group. Further details are given in note 4 of the interim results.

Finance Costs

Finance costs, which consist predominantly of interest payable net of interest receivable and other income, increased from £8.6m in 2005 to £21.3m due to the extra debt incurred in financing acquisitions, principally IIR.


Lloyd's List
Crushing 'no' vote kills EU ports direct
Newbuildings blamed for collapse of Great Western Steamship
INSURANCE DAY
UK motor market has failed to heed '05 underwriting lessons
Brenntag faces liability threat for chemical spill
AXIOM

Informa doubles in size, powered by organic growth.

Above:
60% of Informa's subscription revenues are from legal, finance, pharmaceuticals, maritime, commodities and telecoms.

Taxation

The 2005 comparative interim results include a one off £116.6m deferred tax credit resulting from the reorganisation of Informa's UK businesses in 2005.

Other tax which is provided at 25% (2005: 30%) was £9.6m, up £0.7m from £8.9m in 2005. The tax rate is lower than in 2005 due principally to the lower tax rates applicable to some IIR profit streams.

Dividend

In recognition of the enhanced trading prospects, Informa has declared an interim dividend of 3.3p per share. This represents an increase of 22% on the 2005 equivalent. The dividend will be payable on November 6, 2006 to ordinary shareholders registered as of the close of business on October 6, 2006.

Balance sheet

Goodwill decreased from £1,123.4m to £1,122.5m with additions from the acquisitions made during the period being offset by currency movements.

Other intangible assets decreased from £935.7m to £900.4m due to the normal amortisation charge which came to £43.7m and exchange rate effects on US dollar denominated assets, offset by additions from acquisitions in the period.

Net debt rose £6.9m from £735.4m to £742.3m compared with December 31, 2005, reflecting *inter alia* the seasonal nature of Informa's cash flows, capital expenditure of £10.1m and £29.8m spent on acquisitions in the first six months of 2006, offset by favourable exchange impacts of £15.8m.

Cash conversion (expressed as adjusted cash generated by operations as a percentage of adjusted operating profit - see note 10 of the interim results) was up on the same period last year at 67% (2005: 26%) partly due a change in mix in business resulting from the acquisition of IIR but also due to a one off pension contribution of £10.0m in the 2005 period.

Informa's gross defined pension liabilities disclosed under "retirement benefit obligations" have reduced by £6.5m compared with December 31, 2005 to £11.2m due mainly to actuarial gains of £6.7m.

Deferred income, which represents income receivable in advance, was up £58.5m (55%) on the same period in 2005 to £165.6m from £107.1m, reflecting the increased scale of the business and the strong momentum into the second half of the year. This balance represents revenue still to be recognised in the income statement as it is earned in future periods.


MAERSK

Above:
Maritime: one of Informa's hundreds of niche communities of interest.

Informa had an excellent first half and trading conditions remain positive, providing a solid base for future organic growth. Informa generates revenue from three main areas which serve specific markets and specialist sectors: Publishing, Performance Improvement and Events with relatively little exposure to more volatile advertising which now accounts for just 3% of Informa's revenue.

Informa is seeing steadily growing interest from subscriptions and copy sales customers in e-based product offerings and continues to develop new products to meet this demand. For example the new eCollections offering allows access to Informa's academic e book collection by subject area for an annual subscription. Informa is now increasingly exploiting this interest in digital content, providing an accelerator of organic growth.

With the IIR integration now complete, Informa looks forward to taking advantage of the enlarged scope of products, opportunities and synergies that now present themselves. Informa is well placed to continue to grow organically and, where appropriate, through further selective acquisitions at a time when many of our client markets are developing positively. As a result, the Board remains confident of a successful outcome for 2006 and of the prospects for the future.

Over the past two years Informa staff have wholeheartedly contributed to the successful fusion of Informa, Taylor & Francis and IIR. This has been a key factor in building a creative and energetic group with strong prospects and increased opportunities. We wish to take this opportunity to thank the staff for their professionalism and enthusiasm in seizing the opportunities that we now enjoy.

Peter Rigby
Chief Executive
26 September 2006

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP

Chartered Accountants

Reading

26 September 2006

	Note	6 months ended 30 June 2006 £'000	6 months ended 30 June 2005 £'000	12 months ended 31 December 2005 £'000
Continuing operations				
Revenue	3	533,740	259,742	729,280
Change in inventories of finished goods and work in progress		4,231	4,128	3,091
Raw materials and consumables used		(193,401)	(74,640)	(239,360)
Employee benefit expense		(150,910)	(78,974)	(210,710)
Depreciation expense		(4,258)	(3,452)	(8,175)
Amortisation of intangible fixed assets		(43,690)	(8,680)	(49,755)
Goodwill written off	5	-	(86,562)	-
Other expenses		(85,348)	(61,906)	(132,953)
Operating profit / (loss)	3	60,364	(50,344)	91,418
Non-operating income and expense		88	-	(28)
Finance costs		(22,984)	(9,772)	(36,247)
Investment income		1,675	1,210	5,902
Profit / (loss) before tax		39,143	(58,906)	61,045
Deferred tax adjustment recognised / (released) on UK restructuring	5	-	116,557	(35,224)
Other tax		(9,638)	(8,882)	(15,054)
Tax	5	(9,638)	107,675	(50,278)
Profit for the period from continuing operations		29,505	48,769	10,767
Discontinued operations				
Loss for the period from discontinued operations		-	-	(1,885)
Profit for the period		29,505	48,769	8,882
Attributable to:				
- Equity holders of the parent		29,439	48,758	8,825
- Minority interests		66	11	57
Earnings per share	8			
From continuing operations:				
- Basic (p)		6.99	14.55	2.76
- Diluted (p)		6.96	14.48	2.75
From continuing and discontinued operations:				
- Basic (p)		6.99	14.55	2.27
- Diluted (p)		6.96	14.48	2.26

Consolidated Statement of Recognised Income and Expense

For the Six Months Ended 30 June 2006 - Unaudited

	Note	6 months ended 30 June 2006 £'000	6 months ended 30 June 2005 £'000	12 months ended 31 December 2005 £'000
Gains / (losses) on cash flow hedges		7,114	(1,762)	3,373
Exchange differences on translation of foreign operations		(17,781)	2,624	4,367
Actuarial gains / (losses) on defined benefit pension schemes		6,718	(2,130)	(3,766)
Tax on items taken directly to equity		(3,475)	-	(3,752)
Net (loss) / income recognised directly in equity		(7,424)	(1,268)	222
Transferred to profit or loss on cash flow hedges		(621)	190	416
Profit for the period		29,505	48,769	8,882
Total recognised income and expense for the period		21,460	47,691	9,520
Attributable to:				
- Equity holders of the parent	9	21,394	47,680	9,463
- Minority interests		66	11	57

	Note	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Assets				
Non-current assets				
Goodwill		**1,122,458**	545,786	1,123,418
Other intangible assets		**900,388**	488,095	935,687
Property and equipment		**25,274**	18,495	22,868
Available for sale investments		**6,566**	10,285	10,279
Deferred tax assets		**8,479**	68,352	13,106
		2,063,165	1,131,013	2,105,358
Current assets				
Trade and other receivables		**192,825**	101,048	187,699
Inventory		**35,849**	36,455	31,138
Cash and cash equivalents		**6,672**	948	20,654
		235,346	138,451	239,491
Non-current assets classified as held for sale		**4,574**	5,924	4,574
Total assets		**2,303,085**	1,275,388	2,349,423
Equity and liabilities				
Capital and reserves				
Called up share capital		**42,236**	30,074	42,152
Share premium account		**499,026**	195,870	496,826
Reserve for shares to be issued		**1,903**	1,893	1,124
Merger reserve		**496,400**	496,400	496,400
Other reserve		**37,398**	37,398	37,398
ESOP trust shares		**(3,334)**	(3,641)	(3,334)
Hedging and translation reserve		**(12,340)**	(6,696)	408
Retained losses		**(136,229)**	(88,430)	(145,096)
Equity attributable to equity holders of the parent	9	**925,060**	662,868	925,878
Minority interests		**176**	64	110
Total equity		**925,236**	662,932	925,988
Non-current liabilities				
Long-term borrowings		**689,147**	356,326	692,500
Deferred tax liabilities		**233,626**	15,339	240,431
Retirement benefit obligation		**11,186**	15,287	17,729
Provisions		**2,212**	390	1,847
Other payables		**3,858**	519	4,852
		940,029	387,861	957,359
Current liabilities				
Short-term borrowings		**59,770**	9,725	63,521
Current tax liabilities		**64,267**	19,108	58,620
Provisions		**3,467**	-	2,014
Trade payables and other payables		**144,712**	88,676	154,476
Deferred income		**165,604**	107,086	187,445
		437,820	224,595	466,076
Total liabilities		**1,377,849**	612,456	1,423,435
Total equity and liabilities		**2,303,085**	1,275,388	2,349,423

The Board of Directors approved this Interim Report on 26 September 2006.

	Note	6 months ended 30 June 2006 £'000	6 months ended 30 June 2005 £'000	12 months ended 31 December 2005 £'000
Operating activities				
Cash generated by operations	10	67,187	4,647	160,929
Income taxes paid		(9,095)	(7,558)	(12,231)
Interest element of finance lease payments		(2)	(2)	(1)
Interest paid		(19,069)	(11,850)	(32,921)
Net cash from / (used in) operating activities		39,021	(14,763)	115,776
Investing activities				
Investment income		1,675	1,210	4,708
Proceeds on disposal of property and equipment		49	176	200
Purchases of intangible software assets		(2,704)	(3,810)	(5,605)
Purchases of property and equipment		(7,351)	(1,505)	(9,511)
Purchases of available for sale investments		-	-	(89)
Acquisition of subsidiaries and businesses	14	(29,784)	(27,516)	(812,787)
Net cash used in investing activities		(38,115)	(31,445)	(823,084)
Financing activities				
Dividends paid	7	(25,275)	(15,926)	(27,271)
Repayments of borrowings		(146,615)	(77,884)	(617,287)
New bank loans raised		157,590	121,244	1,035,914
Repayments of obligations under finance leases		(28)	(19)	(23)
Proceeds from the issue of share capital		2,284	3,901	316,935
Net cash (used in) / from financing activities		(12,044)	31,316	708,268
Net (decrease) / increase in cash and cash equivalents	11	(11,138)	(14,892)	960
Cash and cash equivalents at beginning of period		16,085	15,125	15,125
Cash and cash equivalents at end of period	12	4,947	233	16,085

1 General information

Informa plc is a company incorporated in the United Kingdom. The unaudited consolidated interim financial statements as at 30 June 2006 and for the six months then ended comprise those of the Company and its subsidiaries and its interests in associates and jointly controlled entities (together referred to as the "Group").

The information for the year ended 31 December 2005 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group as at and for the year ended 31 December 2005 are available upon request from the Company's registered office at Mortimer House, 37-41 Mortimer Street, London, W1T 3JH or at **www.informa.com.**

2 Accounting policies and estimates

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The Group has chosen not to apply IAS 34 "Interim Financial Reporting" in the preparation of these consolidated interim financial statements.

The accounting policies applied by the Group in the consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements for the year ended 31 December 2005.

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2005.

3 Business segments

For management purposes, the Group is currently organised into three operating divisions, Academic & Scientific, Professional and Commercial. These divisions are the basis on which the Group reports its primary segment information.

Analysis by market sector

	Revenue			Operating profit / (loss)		
	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000	**6 months 2006 £'000**	6 months 2005 £'000	12 months 2005 £'000
Academic & Scientific Division						
Scientific, Technical & Medical	**86,112**	66,257	161,747	**13,085**	9,213	28,059
Humanities & Social Sciences	**52,737**	45,940	98,790	**5,430**	4,108	14,889
	138,849	112,197	260,537	**18,515**	13,321	42,948
Professional Division						
Financial Data Analysis	**32,617**	30,129	60,767	**7,326**	7,065	17,074
Finance, Insurance, Law & Tax	**40,276**	15,270	50,813	**4,789**	1,559	5,085
Performance Improvement	**109,925**	-	106,179	**4,414**	-	5,508
	182,818	45,399	217,759	**16,529**	8,624	27,667
Commercial Division						
Regional Events	**134,262**	44,184	143,066	**11,144**	4,243	12,845
Telecoms & Media	**45,528**	28,696	48,441	**10,942**	7,291	2,352
Maritime & Commodities	**32,283**	29,266	59,477	**3,234**	2,739	5,606
	212,073	102,146	250,984	**25,320**	14,273	20,803
Goodwill written off (Note 5)	-	-	-	-	(86,562)	-
	533,740	259,742	729,280	**60,364**	(50,344)	91,418

3 Business segments - continued

	Adjusted operating profit		
	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000
Academic & Scientific Division			
Scientific, Technical & Medical	21,164	15,130	42,997
Humanities & Social Sciences	8,708	7,047	22,466
	29,872	22,177	65,463
Professional Division			
Financial Data Analysis	9,128	7,600	17,938
Finance, Insurance, Law & Tax	9,382	1,653	9,860
Performance Improvement	15,631	-	17,613
	34,141	9,253	45,411
Commercial Division			
Regional Events	25,532	6,077	18,622
Telecoms & Media	12,106	7,733	12,011
Maritime & Commodities	3,418	2,873	5,822
	41,056	16,683	36,455
Adjusted operating profit (Note 4)	105,069	48,113	147,329

4 Adjusted figures – continuing operations

	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000
Reconciliation of operating profit to adjusted operating profit:			
Operating profit / (loss)	60,364	(50,344)	91,418
Discontinuing operations	-	1,511	-
Restructuring and re-organisation costs	2,863	2,496	8,277
Intangible asset amortisation[1]	41,842	7,888	47,634
Goodwill written off	-	86,562	-
Adjusting operating profit items	44,705	98,457	55,911
Adjusted operating profit from continuing operations	105,069	48,113	147,329
Reconciliation of profit before tax to adjusted profit before tax:			
Profit / (loss) before tax	39,143	(58,906)	61,045
Adjusting operating profit items	44,705	98,457	55,911
Gain on exchange contract	-	-	(3,426)
Bank facility fees written off on acquisition of business	-	-	1,827
Adjusting finance (income) / costs	-	-	(1,599)
Adjusting profit before tax items	44,705	98,457	54,312
Adjusted profit before tax from continuing operations	83,848	39,551	115,357

[1]Excludes software amortisation.

4 Adjusted figures – continuing operations - continued

	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000
Reconciliation of profit for the period to adjusted profit for the period from continuing operations			
Profit for the period from continuing operations	29,505	48,769	10,767
Adjusted profit before tax items from continuing operations	44,705	98,457	54,312
Deferred tax adjustment (released) / recognised on restructuring	-	(116,557)	35,224
Attributable tax expense on adjusting items	(13,034)	(3,115)	(13,802)
	(13,034)	(119,672)	21,422
Adjusting profit items for the period	31,671	(21,215)	75,734
Adjusted profit for the period from continuing operations	61,176	27,554	86,501

Restructuring and re-organisation costs for the six months ended 30 June 2006 of £2,863,000 relate to acquisition integration. Restructuring and re-organisation costs of £2,496,000 in the six months ended 30 June 2005 consist of £1,200,000 Board level changes, £400,000 fees relating to acquisition integration and £896,000 costs of merging the UK back offices of Taylor & Francis Group plc and Informa Group plc post combination. Restructuring and re-organisation costs of £8,277,000 in the 12 months ended 31 December 2005 consist of re-organisation costs of £3,436,000, redundancies of £2,126,000, vacant property provisions of £1,515,000 and Board level changes of £1,200,000.

5 Tax

	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000
Current tax:			
United Kingdom corporation tax	9,922	5,201	18,912
Foreign tax	5,922	2,223	4,871
	15,844	7,424	23,783
Deferred tax:			
Current year	(6,206)	1,458	(8,729)
Deferred tax adjustment (released) / recognised on UK restructuring	-	(116,557)	35,224
	9,638	(107,675)	50,278

UK corporation tax is calculated at 30 per cent (2005: 30 per cent) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

On 1 January 2005 a deferred tax credit of £116,557,000 was booked in respect of the transfer of the UK trade and assets of the Taylor & Francis Group businesses to Informa UK Limited. Goodwill was also written down by £86,562,000 in relation to the UK deferred tax liability originally provided on the combination with Taylor & Francis Group plc. Both of these entries were then reversed in the Income Statement for the year to 31 December 2005.

On the transfer of the trade and assets of PJB Publications Limited to T&F Informa UK Limited on 1 September 2004, a deferred tax credit of £35,386,000 was booked. The balance left on this credit of £35,224,000 was reversed through the Income Statement during the second half of 2005.

6 Joint ventures

The Group has a 50% interest in two joint ventures (2005: three) and includes results from these as follows:

	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000
Revenue	770	1,098	1,803
Expenses	(739)	(1,158)	(2,121)
Profit / (loss) for the period from continuing operations	31	(60)	(318)

7 Dividends

	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2004 of 5.33p per share (ex-Rights Issue 4.76p)	-	15,926	15,926
Interim dividend for the year ended 31 December 2005 of 2.70p per share	-	-	11,345
Final dividend for the year ended 31 December 2005 of 6.00p per share	25,275	-	-
	25,275	15,926	27,271

The proposed interim dividend for the six months ended 30 June 2006 of 3.3 pence per share was approved by the Board on 26 September 2006 and has not been included as a liability as at 30 June 2006.

8 Earnings per share

Basic

The basic earnings per share calculation is based on a profit attributable to equity shareholders of the parent of £29,439,000 (2005 profit: £48,758,000 six months and £8,825,000 twelve months). This profit on ordinary activities after taxation is divided by the weighted average number of shares in issue (less those non-vested shares held by employee share ownership trusts) which is 421,235,000 (2005: 335,255,000 six months and 388,231,000 twelve months).

Diluted

The diluted earnings per share calculation is based on the basic earnings per share calculation above except that the weighted average number of shares includes all potentially dilutive options granted by the Balance Sheet date as if those options had been exercised on the first day of the accounting period or the date of the grant, if later, giving a weighted average of 423,270,000 (2005: 336,820,000 six months and 390,004,000 twelve months).

The table below sets out the adjustment in respect of diluted potential ordinary shares:

	6 months 2006	6 months 2005*	12 months 2005
Weighted average number of shares used in basic earnings per share calculation	421,235,091	335,254,980	388,230,732
Effect of dilutive share options	2,035,370	1,230,032	1,772,953
Shares potentially to be issued or allotted	-	334,734	-
Weighted average number of shares used in diluted earnings per share calculation	423,270,461	336,819,746	390,003,685

* The weighted average number of shares at 30 June 2005 has been adjusted for the effects of the Rights Issue at 25 July 2005.

Adjusted earnings per share

The basic and diluted adjusted earnings per share calculations have been made to allow shareholders to gain a further understanding of the trading performance of the Group. They are based on the basic and diluted earnings per share calculations above except profits are based on continuing operations only, before minority interests, and are adjusted for items that are not perceived by management to be part of the underlying trends in the business and the tax effect on those adjusting items as follows:

	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000
Profit for the period from continuing operations attributable to Equity holders of the parent	29,439	48,758	10,710
Adjusting items net of attributable taxation (Note 4)	31,671	(21,215)	75,734
Adjusted profit for the period from continuing operations attributable to Equity holders of the parent	61,110	27,543	86,444

Earnings per share:			
From continuing operations			
- Adjusted basic (p)	14.51	8.22	22.27
- Adjusted diluted (p)	14.44	8.18	22.16

9 Statement of changes in equity

	Called up share capital £'000	Share premium £'000	Reserve for shares to be issued £'000	Merger reserve £'000	Other reserve £'000	ESOP trust shares £'000	Hedging and translation reserve £'000	Retained losses £'000
At 31 December 2004	29,946	192,097	1,647	496,400	37,398	(4,731)	(6,800)	(114,132)
Implementation of IAS 39	-	-	-	-	-	-	(948)	(5,000)
At 1 January 2005	29,946	192,097	1,647	496,400	37,398	(4,731)	(7,748)	(119,132)
Profit for the period attributable to equity holders of the parent	-	-	-	-	-	-	-	48,758
Actuarial loss on defined benefit pension scheme	-	-	-	-	-	-	-	(2,130)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	2,624	-
Decrease in fair value of hedging derivatives	-	-	-	-	-	-	(1,762)	-
Transfer to income	-	-	-	-	-	-	190	-
Dividends to shareholders	-	-	-	-	-	-	-	(15,926)
Share award expense	-	-	246	-	-	1,090	-	-
Options exercised	128	-	-	-	-	-	-	-
Premium arising on options exercised during period	-	3,773	-	-	-	-	-	-
At 30 June 2005	30,074	195,870	1,893	496,400	37,398	(3,641)	(6,696)	(88,430)
Loss for the period attributable to equity holders of the parent	-	-	-	-	-	-	-	(39,933)
Actuarial loss on defined benefit pension scheme	-	-	-	-	-	-	-	(1,636)
Tax on items taken directly to equity	-	-	-	-	-	-	-	(3,752)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	1,743	-
Increase in fair value of hedging derivatives	-	-	-	-	-	-	5,135	-
Transfer to income	-	-	-	-	-	-	226	-
Issue of share capital (net of £7,095,000 transaction costs)	12,030	299,657	-	-	-	-	-	-
Dividends to shareholders	-	-	-	-	-	-	-	(11,345)
Share award expense	-	-	498	-	-	307	-	-
Options exercised	48	-	-	-	-	-	-	-
Premium arising on options exercised during period	-	1,299	-	-	-	-	-	-
Settlement of deferred consideration	-	-	(1,267)	-	-	-	-	-
At 31 December 2005	42,152	496,826	1,124	496,400	37,398	(3,334)	408	(145,096)

9 Statement of changes in equity - continued

	Called up share capital £'000	Share premium £'000	Reserve for shares to be issued £'000	Merger reserve £'000	Other reserve £'000	ESOP trust shares £'000	Hedging and translation reserve £'000	Retained losses £'000
At 31 December 2005	42,152	496,826	1,124	496,400	37,398	(3,334)	408	(145,096)
Profit for the period attributable to equity holders of the parent	-	-	-	-	-	-	-	29,439
Actuarial gain on defined benefit pension scheme	-	-	-	-	-	-	-	6,718
Tax on items taken directly to equity	-	-	-	-	-	-	(1,460)	(2,015)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	(17,781)	-
Increase in fair value of hedging derivatives	-	-	-	-	-	-	7,114	-
Transfer to income	-	-	-	-	-	-	(621)	-
Dividends to shareholders	-	-	-	-	-	-	-	(25,275)
Share award expense	-	-	779	-	-	-	-	-
Options exercised	84	-	-	-	-	-	-	-
Premium arising on options exercised during period	-	2,200	-	-	-	-	-	-
At 30 June 2006	**42,236**	**499,026**	**1,903**	**496,400**	**37,398**	**(3,334)**	**(12,340)**	**(136,229)**

As at 30 June 2006 the Informa Employee Share Trust held 632,775 (2005: 632,775 at 30 June 2005 and at 31 December 2005) ordinary shares in the Company at a cost of £3,641,000 (2005: £3,641,000 at 30 June 2005 and at 31 December 2005) (market value £2,729,000). Informa Quest Ltd held 111,455 (2005: 114,419 at 30 June 2005, 2,842 at 31 December 2005) ordinary shares at a book cost of £nil (2005: £nil at 30 June 2005 and at 31 December 2005) (market value £480,650). These shares have not yet been allocated to individuals and accordingly, dividends on these shares have been waived. At 30 June 2006 the Group held 0.18% (2005: 0.25% at 30 June 2005, 0.15% at 31 December 2005) of its own called up share capital.

10 Reconciliation of operating profit to net cash inflow from operating activities

	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000
Operating profit / (loss) – continuing operations	60,364	(48,833)	91,418
Discontinuing / discontinued operations	-	(1,511)	(1,885)
Operating profit / (loss)	60,364	(50,344)	89,533
Goodwill written off	-	86,562	-
Profit from operations	60,364	36,218	89,533
Adjustments for:			
Depreciation of property and equipment	4,258	3,452	8,175
Amortisation of intangible assets	43,690	8,680	49,755
Gain on disposal of property and equipment	10	3	100
Operating cash flows before movements in working capital	108,322	48,353	147,563
Increase in inventories	(4,437)	(1,755)	(2,421)
Decrease / (increase) in receivables	11,868	(9,310)	(5,637)
(Decrease) / increase in payables	(49,684)	(36,134)	19,451
Movement in other operating items	1,118	3,493	1,973
Cash generated by operations	67,187	4,647	160,929

10 Reconciliation of operating profit to net cash inflow from operating activities - continued

	Adjusted cash generated by operations		
	6 months 2006	6 months 2005	12 months 2005
	£'000	£'000	£'000
Adjusted operating profit (Note 4)	**105,069**	48,113	147,329
Cash generated by operations	**67,187**	4,647	160,929
Discontinuing operations	**-**	1,511	-
Restructuring and re-organisation costs	**2,863**	2,496	8,277
Adjusting items on a cash flow basis	**70,050**	8,654	169,206
Accrued in prior period	**4,426**	2,500	2,500
Accrued at period end	**(4,056)**	(948)	(4,426)
Prepaid for future periods	**-**	2,095	-
Adjusted cash generated by operations	**70,420**	12,301	167,280

	6 months 2006	6 months 2005	12 months 2005
	%	%	%
Percentage of adjusted operating profit converted to adjusted cash generated by operations	**67**	26	113

11 Reconciliation of net cash flow to movement in net debt

	6 months 2006	6 months 2005	12 months 2005
	£'000	£'000	£'000
(Decrease) / increase in cash and cash equivalents	**(11,138)**	(14,892)	960
Decrease in debt financing	**(10,947)**	(43,341)	(418,605)
Change in net debt resulting from cash flows	**(22,085)**	(58,233)	(417,645)
Foreign exchange translation difference	**15,818**	(4,660)	(13,160)
Non-cash movements	**(583)**	(250)	(2,618)
Movement in net debt during the period	**(6,850)**	(63,143)	(433,423)
Opening net debt	**(735,410)**	(301,987)	(301,987)
Closing net debt	**(742,260)**	(365,130)	(735,410)

12 Analysis of changes in net debt

	At 1 January 2006	Non-cash movements	Cash flow	Exchange movements	At 30 June 2006
	£'000	£'000	£'000	£'000	£'000
Cash at bank and in hand	20,654	-	(13,982)	-	**6,672**
Overdrafts	(4,569)	-	2,844	-	**(1,725)**
Cash and cash equivalents	16,085	-	(11,138)	-	**4,947**
Bank loans due in less than one year	(58,659)	1,003	(91)	(11)	**(57,758)**
Loan notes due in less than one year	(293)	-	6	-	**(287)**
Bank loans due after more than one year	(692,500)	(1,586)	(10,890)	15,829	**(689,147)**
Finance leases due in less than one year	(23)	-	17	-	**(6)**
Finance leases due after more than one year	(20)	-	11	-	**(9)**
	(751,495)	(583)	(10,947)	15,818	**(747,207)**
Total	(735,410)	(583)	(22,085)	15,818	**(742,260)**

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

13 Post Balance Sheet events

The Group has sold one of its properties held for sale. The proceeds were £2,500,000 which has resulted in a profit of £233,000 less costs.

The following acquisitions were made subsequent to the period end. The cash consideration amounts disclosed are based on completion accounts and are subject to change.

Librapharm Limited
On 6 July 2006, the Group acquired 100% of the issued share capital of Librapharm Limited, a pharmaceutical journals publisher with an online journal platform, the Scientific World, for a cash consideration of £21,500,000 plus costs and a GBP for GBP net assets adjustment based on the draft final balance sheet which is due to be prepared by 90 days after closing.

Abu Dhabi Wedding Show
On 16 July 2006, the Group acquired the trading assets of the Abu Dhabi Wedding Show, an annual consumer exhibition in Dubai, for a cash consideration of £546,000 plus costs.

Integrated Cultures Inc.
On 31 July 2006, the Group acquired 100% of the issued share capital of Integrated Cultures Inc., a performance improvement franchise of AchieveGlobal, Inc., for a cash consideration of £1,582,000 plus costs and a US$ for US$ working capital adjustment between the estimated closing balance sheet and the draft final balance sheet which is due to be prepared by 60 days after closing.

IPSA, Inc.
On 31 July 2006, the Group acquired 100% of the issued share capital of IPSA, Inc., performance improvement franchises of AchieveGlobal, Inc. and ESI International, Inc., for a cash consideration of £3,546,000 plus costs and a US$ for US$ working capital adjustment between the estimated closing balance sheet and the draft final balance sheet which is due to be prepared by 60 days after closing.

David Fulton Publishers Limited
On 15 August 2006, the Group acquired 100% of the issued share capital of David Fulton Publishers Limited, an educational book publisher, for a cash consideration of £4,642,000 plus costs and a working capital adjustment which will be agreed within 100 days of closing.

FAB4
On 16 August 2006, the Group acquired the trading assets of FAB4, an agricultural trade show in Dubai, for a cash consideration of £300,000 plus costs.

14 Businesses acquired

Cash paid on acquisition net of cash acquired

	6 months 2006 £'000	6 months 2005 £'000	12 months 2005 £'000
Current-year acquisitions			
Cavendish Publishing Limited	6,055	-	-
M-Solutions	10,194	-	-
IPEX	7,344	-	-
Other	6,110	-	-
Prior-year acquisitions			
2005 acquisitions:			
Medic-to-Medic	-	6,270	6,491
Ashley Publications Limited	-	16,298	16,415
IIR Holdings Limited	-	-	777,951
Other	81	4,948	6,517
2004 acquisitions:			
Other	-	-	5,413
	29,784	27,516	812,787

The combined impact on the Group's profit after tax from the newly acquired businesses for the first half of 2006 amounted to £3,823,000 on revenues of £20,018,000. The total liabilities of newly acquired businesses amounted to £1,545,000 as at 30 June 2006.

All acquisitions were paid for in cash and in all acquisitions full control over the business has been acquired, either by acquiring 100% of the outstanding shares or by means of an asset purchase deal.

14 Businesses acquired - continued

Cavendish Publishing Limited

On 4 January 2006, the Group acquired 100% of the issued share capital of Cavendish Publishing Limited, a legal book publishing business, for a cash consideration of £6,056,000.

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Net assets acquired			
Intangible assets	186	(186)	-
Property and equipment	26	(26)	-
Inventory	321	(47)	274
Trade and other receivables	323	(86)	237
Cash and cash equivalents	1	-	1
Trade and other payables	(399)	(35)	(434)
Deferred tax liability	-	(1,160)	(1,160)
Net assets	458	(1,540)	(1,082)
Intangible assets			3,867
Provisional goodwill			3,271
Total consideration			6,056
Satisfied by:			
Cash			6,056
Net cash outflow arising on acquisition:			
Cash consideration			6,056
Cash and cash equivalents acquired			(1)
			6,055

Goodwill of £3,271,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill amount is provisional and subject to change following completion of a fair value exercise. The goodwill arising on the acquisition is attributable to the anticipated profitability of products as included into the existing list of legal publications.

Cavendish Publishing Limited generated revenues of £659,000 and net income (based on estimated tax rate of 30%) of £22,000 in the post acquisition period from 4 January 2006 to 30 June 2006. The results of Cavendish Publishing Limited are included in the Humanities & Social Science market sector.

If the acquisition of Cavendish Publishing Limited had taken place on the first day of the financial year, Group revenues and profit after tax attributable to Equity shareholders would not have been materially affected.

14 Businesses acquired - continued

M-Solutions

On 6 February 2006, the Group acquired the trading assets of M-Solutions, a provider of data and information solutions to the global financial services industry, for a cash consideration of £10,194,000.

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Net assets acquired			
Intangible assets	4,804	(4,804)	-
Property and equipment	201	-	201
Trade and other receivables	641	-	641
Trade and other payables	(2,633)	272	(2,361)
Net assets	3,013	(4,532)	(1,519)
Intangible assets			6,834
Provisional goodwill			4,879
Total consideration			10,194
Satisfied by:			
Cash			10,194
Net cash outflow arising on acquisition:			
Cash consideration			10,194
Cash and cash equivalents acquired			-
			10,194

Goodwill of £4,879,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill amount is provisional and subject to change following completion of a fair value exercise. The goodwill arising on the acquisition is attributable to the anticipated profitability of products as included into the existing financial data analysis portfolio.

M-Solutions generated revenues of £1,720,000 and net income (based on assumed tax rate of 30%) of £328,000 in the post acquisition period from 6 February 2006 to 30 June 2006. The results of M-Solutions are included in the Financial Data Analysis market sector.

If the acquisition of M-Solutions had taken place on the first day of the financial year, Group revenues for the first half of 2006 would have been £344,000 higher and the Group profit after tax attributable to Equity shareholders would have been £92,000 higher.

14 Businesses acquired - continued

IPEX

On 31 March 2006 the Group acquired the trade and assets of IPEX, an exhibition business, for cash consideration of £12,634,000.

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Net assets acquired			
Trade and other receivables	5,766	-	5,766
Cash and cash equivalents	5,290	-	5,290
Trade and other payables	(11,436)	-	(11,436)
Net assets	(380)	-	(380)
Intangible assets			13,014
Provisional goodwill			-
Total consideration			12,634
Satisfied by:			
Cash			12,634
Net cash outflow arising on acquisition:			
Cash consideration			12,634
Cash and cash equivalents acquired			(5,290)
			7,344

IPEX takes place once every four years and in 2006 was held post-acquisition. IPEX generated revenues of £20,871,000 and net income (based on assumed tax rate of 30%) of £4,379,000 in the post acquisition period from 31 March 2006 to 30 June 2006. Under the terms of an existing agreement with the previous owners to manage the event the Group would have recognised revenues and profits so the incremental impact was revenue of £17,000,000 and net income (based on assumed tax rate of 30%) of £3,150,000. The results of IPEX are included in the Regional Events market sector.

Other Business Combinations

The Group acquired the trading assets or 100% of the issued share capital of Cordial Events Limited, Parks & Company LLC, Maritime Quarterly, the 50% of the 3G Russia event not already owned and intellectual property.

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Net assets acquired			
Trade and other receivables	656	-	656
Trade and other payables	(379)	-	(379)
Net assets	277	-	277
Intangible assets			1,505
Provisional goodwill			5,430
Total consideration			7,212
Satisfied by:			
Cash			6,110
Deferred consideration			557
Contingent consideration			545
			7,212
Net cash outflow arising on acquisition:			
Cash consideration			6,110
			6,110

Other acquisitions generated revenues of £639,000 and net income (based on an assumed tax rate of 30%) of £323,000.

Goodwill of £5,430,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill amount is provisional and subject to change following completion of a fair value exercise. The goodwill arising on these acquisitions is attributable to anticipated profitability as they are integrated into the Group.

Directors

Richard Hooper (Non-executive Chairman)
Peter Rigby (Chief Executive)
David Gilbertson (Managing Director)
Anthony Foye (Finance Director)
Derek Mapp (Senior Non-executive Director)
Sean Watson (Non-executive Director)
Dr Pamela Kirby (Non-executive Director)
John Davis (Non-executive Director)

Secretary

John Burton

Public Relations

Financial Dynamics
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CMS Cameron McKenna
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Ashurst
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Informa plc
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informa

Leading Global Information Specialists

Annual Report and Financial Statements 2005

Informa plc is a leading provider of specialist information and services to the global academic & scientific, professional and commercial communities. We deploy multiple media formats ranging from conferences and exhibitions through performance improvement services to journals, books and analytical products, delivered both electronically and in hard copy. The Group has more than 150 offices in 43 countries and employs approximately 7,400 staff worldwide.

Contents

	2005 £'m	2004 £'m	Reported growth %	Organic growth[1] %
Turnover	**729.3**	449.8	62	6
Operating profit	**91.4**	62.3	47	
Adjusted operating profit[2]	**147.3**	95.4	54	13
Profit before tax	**61.0**	43.0	42	
Adjusted profit before tax[3]	**115.4**	79.6	45	
Diluted earnings per share	**2.8p**	25.3p	(89)	
Adjusted diluted earnings per share	**22.2p**	21.0p	6	

- Good organic growth demonstrates strength of portfolio
- Excellent cash conversion at 113% of adjusted operating profit
- Strong performance and encouraging prospects support recommended total annual dividend increase of 20% to 8.7p
- 2004 merger delivers revenues and cost savings
- Acquisition of IIR extends product and geographic reach
- Focus on exploiting organic growth opportunities within enlarged business
- Confident of prospects for 2006

Revenue by Division (£m)



- ● Academic & Scientific **£260.5m** (£189.5m)
- ● Professional **£217.8m** (£93.3m)
- ○ Commercial **£251.0m** (£167.0m)

Adjusted Operating Profit by Division (£m)



- ● Academic & Scientific **£65.5m** (£52.5m)
- ● Professional **£45.4m** (£21.2m)
- ○ Commercial **£36.4m** (£21.7m)

1 Excluding currency impacts and acquisitions made in 2005 (which contributed £196.2m to turnover and £32.3m to adjusted operating profit) while including the results of Taylor & Francis from 1 January 2004 to 10 May 2004 (turnover £54.4m and adjusted operating profit £9.2m, after eliminating restructuring costs of £0.7m and goodwill and intangible asset amortisation of £5.0m).

2 Excluding restructuring costs of £8.3m (2004: £9.3m), intangible asset amortisation of £47.6m (2004: £8.8m) and goodwill impairment of £nil (2004: £15.0m). See Note 9 to the consolidated financial statements.

3 Excluding restructuring costs of £8.3m (2004: £9.3m), intangible asset amortisation of £47.6m (2004: £8.8m), goodwill impairment of £nil (2004: £15.0m), non-operating income and expense of £nil (2004: £1.1m) and finance (income)/costs of £(1.6m) (2004: £2.4m). See Note 9 to the consolidated financial statements.


SEALAND

We identify communities of interest and serve their information needs progressively through a variety of delivery formats.

Above Maritime: one of Informa's hundreds of niche communities of interest.

Informa is an integrated portfolio of businesses, founded on the creation and sale of high value information for academic & scientific, commercial and professional communities. Our strategy is to build, maintain and develop a range of product and service formats with diverse and complementary revenue characteristics. The combination is designed to enable us to capture growth quickly during periods of positive conditions in cyclical markets while also demonstrating superior defensive qualities during periods of economic downturn.

We aim to identify communities of interest, often niches of specialist focus, and serve their information needs progressively with a variety of delivery formats. We achieve this through a combination of:

- strong, frequently market-leading brands;
- the extension across the Group of delivery format best practice; and
- our broad geographic reach.

Informa is distinctive within the media peer group in that our content-led product range gives us:

- minimal reliance on client advertising and marketing spend; and
- limited exposure to any one product or market sector.

Combining Market Focus and Best Practice
Our market leadership in areas of each of our core business types (publishing, events and performance improvement) has enabled us to produce and hone best practice metrics, guidelines, tools and methodologies. These models ensure that across many operating units we deliver products and services within each media type to consistent quality standards. By spreading best practice quickly and effectively we ensure client satisfaction, enjoy strong operating margins and maintain our market leadership.

Broad Global Reach, Targeted Local Knowledge
The Group's broad geographic strength allows us to expand winning brands and formats in a range of selected vertical markets and media types globally. Our deep-seated local knowledge helps us stay attuned to what the market values.

Existing infrastructure, including technical, financial and legal support, ensures that our businesses can focus on a fast and effective entry into the market place, rather than dealing with costly and time-consuming logistics. Already established sister companies can provide contacts, cross-selling opportunities and market access.

Informa now has offices in 43 countries and trades in 200. The acquisition in July 2005 of IIR with its strong presence in the Middle East has provided a spring board for further expansion in that region. New and expanding initiatives in China and India suggest significant potential for continued growth across Informa's portfolio of brands, communities of interest and business types.



Broad Geographic Spread

The IIR acquisition accelerates growth in North America.

2005 Pro Forma[1] Revenue
Geographic Mix (%)



- United Kingdom 17%
- North America 41%
- Continental Europe 26%
- Rest of the World 16%

1 Including revenue from IIR from 1 January 2005.

Our broad geographic strength allows us to expand winning brands and formats globally. Our deep-seated local knowledge ensures that we stay attuned to what the market values.

Informa's Values

At Informa, we ensure that we are much more than just the sum of our parts by embracing and nurturing a distinct corporate identity. This is captured by our value system. The I-N-F-O-R-M-A values support and underpin our market-facing brands, providing the foundation for all that we do and believe in when interacting with customers and each other. They also facilitate the swift and clear integration of merged and acquired companies.

Value	Selected 2005 Initiatives
Innovative	• New academic events format • New electronic networking tool for events • 2,643 new book titles
Non-bureaucratic	• Retained all IIR market-facing brands • Rolled out on-line authorisation tool • Fast tracked IIR and T&F synergies
For profit	• Consolidation of five third-party warehouses into one self-run facility • Growth of event delegates and yield • Media mix optimisation to expand higher ROI telesales
Open	• Open use of all 20m customer and prospect names across the Group • Launched awards for cross-selling and sister company support • Initiated corporate-wide league tables of winning products, productivity and registrations
Rewarding	• Continued extension of profit-share-based remuneration through the Group • Marketing Innovation Awards launched across the Group • Developed Transformed Careers programme for employees
Market focused	• Built global, integrated Life Sciences events team • Initiated government growth initiative using Robbins-Gioia expertise • Integrated IIR into global Telecoms team
About quality	• Launched Fusion, our CRM and sales order processing system, powered by SAP and Salesforce.com • High customer satisfaction e.g. "I continue to believe SuperReturn is the best Private Equity conference anywhere" • Leveraged Large Scale Events model to grow revenues



We operate with the focus and speed of a small company allied to the efficiencies and strengths of a large group.

I am pleased to present my first report as Chairman of Informa plc against a backdrop of tremendous change and exciting developments. 2005 was a notable year for Informa for many reasons, in particular the addition in July of IIR to the Group. It has been most gratifying to see the way in which the various businesses in the Group have responded in a collegiate manner to the challenges, changes and opportunities that have presented themselves.

Much work remains to be done but with the support of the many dedicated colleagues around the Group we are building an even more successful and integrated business, with common goals and shared values.

Integration
The efforts and dedication of our now 7,400 employees, have once again helped to produce excellent results and continue to be the major contributor to the Group's ongoing success. Enthusiasm for our products, services and markets truly underpins the Group's momentum. During the past 12 months great progress has been made in the integration and consolidation of the various offices and teams across the Group as well as in upgrading and standardising our key strategic systems.

Some of the key developments include a new warehouse facility in Kentucky handling all the Group's book distribution in North America, a common CODA accounting platform which is currently being rolled out to our IIR operations, the successful transfer of global journal subscription processing to existing SAP systems and new book production systems implemented in the UK and the US. Many other initiatives are underway across the Group to bring the Informa family closer together and we look forward to a successful roll out during 2006 of our new combined SAP-based Customer Relationship Management and Sales Order Processing system, known as Fusion.

Corporate Strategy
Our strategy is to serve the information needs of our customers through the provision of quality products and services using whichever media format they require. We focus on specialist groups and sectors, seeking to become their information provider of choice and a trusted partner. As a consequence of our specialist market positions, the 2004 merger with Taylor & Francis, the July 2005 acquisition of IIR and the continued emphasis on profitable growth, we are able to operate with the focus and speed of a small company allied to the efficiencies and strengths of a large group.

Coupled to our organic growth is a successful acquisition policy which has also generated opportunities both inside and outside of existing markets. IIR has, for example, given the Group a small but important presence in exhibition businesses as well as an industry-leading position in the fast-growing Performance Improvement field. As a result of acquisitions the Group has operations in a number of adjacent professions and industries that have similar requirements for high quality information. Acquisitions have also helped the Group to continue to expand its position in the important US market as well as developing markets in China, India and the former Soviet Union.

Looking forward the Group will continue to implement this successful strategy of developing its businesses through a combination of organic development and the identification and integration of suitable earnings-enhancing acquisitions. 2006 has started well and we look forward to the rest of the year with confidence.

Richard Hooper
Chairman
13 March 2006

We are a unique media company.
Our results confirm our strength.



I am delighted to report that we start 2006 with great momentum following a year in which our vision for both the merger of T&F and the acquisition of IIR came to fruition. We have broadened our geographical reach, enhanced the resilience of our revenue streams and solidified our market leading positions.

Overview

The Group traded strongly in 2005 benefiting from good organic growth and an encouraging first six months contribution from IIR. Turnover in the year ended 31 December 2005 increased by 62% to £729.3m and operating profit by 47% to £91.4m. Adjusted operating profit increased by 54% to £147.3m.

Turnover, excluding acquisitions made in 2005 and currency impacts, increased organically by 6% on a fully comparable basis. Adjusted operating profit growth on the same organic basis was 13%.

In recognition of the Group's performance and its encouraging prospects, the Board is pleased to recommend a significant increase in the dividend. The total 2005 dividend will grow from 7.26p per share paid in respect of 2004 (after adjusting for the July 2005 Rights Issue) to 8.70p payable in respect of 2005, an increase of 20%.

Informa plc was formed from the merger between Taylor & Francis Group plc (Taylor & Francis) and Informa Group plc on 10 May 2004. Under International Financial Reporting Standards (IFRS) this transaction is accounted for as an acquisition and accordingly the comparative 2004 results shown in these financial statements only include the Taylor & Francis contribution from 10 May 2004, making comparison between 2005 and 2004 difficult. To assist comparability, reference is made in this statement to "organic" results, which include the Taylor & Francis results from 1 January 2004 in the comparative 2004 figures.

The reported 2005 results include IIR from 6 July 2005, the date of its acquisition. In the reporting period IIR contributed £192.5m to turnover and £31.7m to adjusted operating profit. "Organic" results exclude the contribution from IIR to both turnover and adjusted operating profit.

Divisional Results

Academic & Scientific Division

The Academic & Scientific division's reported turnover increased by 37% and adjusted operating profit by 25%. Organic revenue increased by 4% and organic adjusted operating profit by 10%.

The academic journals subscription business remained resilient, showing an overall increase in organic revenue of 7.5%, with the Humanities & Social Sciences (HSS) subscription business performing particularly well.
As reported at the half year, the academic book publishing business experienced tougher market conditions, particularly in the UK and showed a marginal decline in organic turnover.

Overall our Scientific, Technical & Medical (STM) business showed organic adjusted operating profit growth of 10%, while HSS saw profits grow by 9% on the same basis.

Professional Division

Trading conditions in the markets served by our Professional division were positive during 2005. The division's reported revenue increased by 133% and adjusted operating profit by 114%, driven by good organic growth and a pleasing first contribution from the Performance Improvement businesses acquired with IIR.

The Group strategy is to build, maintain and develop a range of product and service formats with diverse and complementary revenue characteristics.



The Financial Data Analysis business saw strong renewals and increased margins contributing to an increase of 1% in organic revenue and a 13% rise in organic operating profit. The Finance, Insurance, Law & Tax businesses also experienced good organic growth, posting a 6% increase in revenues and a 23% increase in adjusted operating profit, as customer yields increased.

Overall the Professional division enjoyed organic turnover growth of 3% and adjusted organic operating profit growth of 14%.

Commercial Division
The Commercial division reported turnover growth of 50% and adjusted operating profit growth of 68%.

The Regional Events business, which operates across a wide range of geographical markets and vertical sectors, saw both turnover and adjusted operating profit grow organically by 15%.

The Telecoms & Media business achieved strong growth in revenues, with the number of events held almost doubling. Turnover grew organically by 17% and adjusted operating profit by 26%, as third-generation mobile services reached end-users.

The Maritime & Commodities businesses benefited as the world's economies generally remained robust. Organic revenue growth, driven particularly through publications, was 4% and organic adjusted operating profit growth was 23%.

Acquisitions
IIR, acquired in July 2005, produced excellent results in its first period with the Group, reporting turnover of £192.5m and adjusted operating profit of £31.7m. A number of smaller acquisitions of products and businesses contributed a further £3.7m to turnover and £0.6m to adjusted operating profit.

IIR's Performance Improvement (PI) business, which is a new area for the Group, contributed turnover of £106.2m and adjusted operating profit of £17.6m. Another significant area of contribution was in Regional Events, where IIR contributed £60.1m to turnover and £8.9m to adjusted operating profit.

The addition of IIR significantly extends the Group's events presence and fully complements our pre-existing business, with little or no duplication. Through the combination with IIR we have significantly strengthened our geographic reach and vertical market positions. Illustratively we now have critical mass in international financial events and geographically, in the Middle East, through our market leading position in the United Arab Emirates.

The IIR PI businesses, with their respected brands, strong market positions, and good cash generation, give the Group a substantial position in an attractive new market which offers strong recurring revenue streams and exciting growth prospects.
The PI businesses, which are built around specialist proprietary intellectual property,



Dynamic and Resilient Revenue Streams

The introduction of Performance Improvement adds another robust revenue stream.

2005 Pro Forma[1] Revenue Mix by Delivery Format



- Subscriptions 24%
- Copy Sales 13%
- Events 37%
- Performance Improvement 22%
- Advertising 4%

1 Including IIR Revenue from 1 January 2005.

Above: IPEX: 130,000 sqm in 11 halls. Exhibitions are just one of Informa's many delivery formats.

follow a similar model to the other Informa businesses. This has facilitated their integration into the Group and we are encouraged by the opportunities this new business brings. We are pursuing a number of initiatives to drive synergies between our PI businesses and publishing operations.

We have successfully executed a detailed 90-day integration plan for the IIR businesses. All the key IIR senior management have been retained and we are pleased with their high calibre, the cultural fit between the organisations, the progress to date and the prospects for the combined business.

Merger Update

The merger of Informa with Taylor & Francis was completed on 10 May 2004. New product development resulting from the merger continues to proceed to plan and we estimate that we have achieved £9m of incremental revenue in 2005 through a combination of new products and the increased sale of existing products driven by improved marketing access. This revenue benefited not only the Academic & Scientific division in terms of additional events and advertising revenue but also businesses such as Finance, Insurance, Law & Tax and Telecoms, through the launch of new publications. £9m of cost savings were also achieved in 2005 from the merger.

Highly Resilient Revenues

Academic & Scientific
2005 Revenue Mix (%)



Subscriptions 48%
Copy Sales 42%
Events 7%
Advertising 3%



Jacques Lacan
G. Wilson Knight
Eric Partridge
The Wheel

Divisional Performance
Academic & Scientific Division
The Academic & Scientific division comprises two segments:

- Scientific, Technical & Medical (STM); and
- Humanities & Social Sciences (HSS).

	2005 £'m	2004 £'m	Reported increase %	Organic increase %
Turnover				
STM	**161.8**	121.7	33	2
HSS	**98.7**	67.8	46	7
	260.5	189.5	37	4

			Adjusted increase %	Organic increase %
Adjusted operating profit				
STM	**43.0**	36.0	19	10
HSS	**22.5**	16.5	36	9
	65.5	52.5	25	10
Adjusted operating margin %	**25.1**	27.7		

Under IFRS the business combination between Taylor & Francis and Informa is treated for accounting purposes as an acquisition of Taylor & Francis by Informa from the transaction date of 10 May 2004. As a consequence, the financial results of Taylor & Francis prior to this date are excluded from the 2004 comparative figures shown above. Turnover for this excluded period was £54.4m, and adjusted operating profit was £9.2m.

For comparative purposes we have shown in the "Organic" column the growth adjusting for acquisitions, discontinued businesses and currency effects, while treating Taylor & Francis as if it were part of the Group from 1 January 2004.

Acquisitions contributed £9.6m to the STM business' reported turnover and £1m to its adjusted operating profit in 2005, of which IIR contributed £5.9m to revenue and £0.4m to adjusted operating profit.

A solid STM journal performance was offset by a marginal reduction in book sales to academic bookshops. Within STM, the Pharmaceutical Information business achieved an encouraging growth in profitability as a result of investments in new products, including written courses, awards and directories. The business saw an increase in overall revenue and improved margins, with the flagship products Scrip and Pharmaprojects at the centre of this growth. The inaugural Scrip Awards, held in December 2005, were a sell out.


Sigmund Freud
Carl Gustav Jung
Erich Fromm

Our publishing businesses benefit from strong renewal rates, excellent visibility of earnings and high margins supported by electronic added value.

Above: Routledge is a long-established leading brand in Social Sciences and Humanities.

The HSS business saw good organic growth, with journal subscription renewals at or above the levels of recent years and good content growth in a number of our leading journals. Routledge academic books, the main imprint of Taylor & Francis in the HSS subject areas, encountered the same challenges seen in the STM books business.

During the year a number of new journal sales models were introduced to supplement the existing successful single subscription model, aimed at building sustainable on-line revenues. We also launched Informa World, our own platform, which we developed to store, process, sell and distribute on-line the Group's digital content. Initially Informa World will contain academic on-line information only, but this will be expanded to include more of the Group's content during 2006 and beyond.

We had a successful year for new journal titles and have acquired or are launching an additional 64 titles for 2006 and a further 12 titles are already in hand for 2007.

Technological developments in automated manuscript processing and print-on-demand are helping us to drive efficiencies in the books production process and reduce levels of physical inventory. We now have nearly 6,000 titles available in print-on-demand format, out of a total catalogue of more than 40,000 titles.

As part of a continued focus on the growth potential offered by developing countries, the Academic & Scientific division has opened a new office in Beijing to drive sales of its products in China and a new company has been established in India to develop local publishing initiatives.

The leading brands which make up Informa's new Performance Improvement portfolio:

ROBBINSGIOIA

Omega PERFORMANCE

Huthwaite

ESI INTERNATIONAL
an Informa business

COMMUNISPOND

FORUM
where learning means business

achieveglobal



Professional Division

The Professional division includes our US-led Financial Data Analysis businesses together with our specialist publishing and event products for finance, insurance, legal and tax professionals. The Performance Improvement businesses acquired with IIR are also included here.

	2005 £'m	2004 £'m	Reported increase %	Organic increase %
Turnover				
Financial Data Analysis	**60.8**	60.2	1	1
Finance, Insurance, Law & Tax	**50.8**	33.1	53	6
Performance Improvement	**106.2**	–	100	–
	217.8	93.3	133	3

			Adjusted increase %	Organic increase %
Adjusted operating profit				
Financial Data Analysis	17.9	15.9	13	13
Finance, Insurance, Law & Tax	9.9	5.3	86	23
Performance Improvement	17.6	–	100	–
	45.4	21.2	114	14
Adjusted operating margin %	20.8	22.7		

The Professional division's reported turnover was up 133% and adjusted operating profit up 114%. The acquisition of the Performance Improvement businesses materially enhanced the overall growth, although underlying performance was also good, with 3% and 14% organic growth achieved in turnover and adjusted operating profit, respectively

IIR contributed £122.0m to the division's revenue and £21.2m to its adjusted operating profit since acquisition.

The Financial Data Analysis businesses continued to leverage their strong positions in the fixed income, credit and currency analysis markets. Both businesses in this area, Informa Global Markets and International Insider, performed strongly in 2005 and we are well positioned to take advantage of investments we have made in IT infrastructure and new products.

Market conditions improved within the money fund industry in the second half of the year and the iMoneyNet business continued to grow. Its new product, Analyzer, launched early in 2005, was well received by the industry and provides improved, flexible analysis.

The Finance, Insurance, Law & Tax business had an excellent year supported by good growth in advertising and sponsorship revenue. Subscription revenues grew as a result of on-line product developments throughout 2005, with electronic revenues up 35% on the prior year and the launch of www.i-law.com, a new integrated on-line service



Durable, Resilient and Dynamic Revenue Streams

Professional
2005 Revenue Mix (%)



- Subscriptions 34%
- Copy Sales 1%
- Events 13%
- Performance Improvement 49%
- Advertising 3%

Above: A Performance Improvement engagement in action.

aimed at practitioners in the niche sectors of maritime, insurance, construction and intellectual property law.

In 2005 we established a new distance learning business which already has 20 courses in the Finance, Insurance, Law & Tax areas and which moved into profit in its first year.

IIR, with its strong portfolio of events, particularly in investment banking, contributed £15.8m to the Finance, Insurance, Law & Tax business' turnover and £3.4m to its operating profit.

The Performance Improvement business traded at the high end of our expectations in the post-acquisition period. Comparing the 12 months ended 31 December 2005 to the 12 months ended 31 December 2004 and excluding the contribution of Robbins Gioia, acquired in July 2004, from both periods, the PI business' revenue grew by 9% and adjusted operating profit by 13%.

All seven of the individual PI business units grew over the prior year, with particularly encouraging results from Robbins Gioia, the largest of the PI businesses, with some 90% of its revenues generated from US government contracts, and from ESI, the project management specialists, which had a record year.

Dynamic Events Revenue Supported by Resilient Subscriptions

Commercial
2005 Revenue Mix (%)



- Subscriptions 12%
- Copy Sales 3%
- Events 78%
- Advertising 7%


MONTE CARLO TENDER SHOW
MONACO
MONACOYACHTSHOW
21-24
September 2005

Commercial Division
The Commercial division comprises our Regional Events and the multi-format, market-facing businesses, Telecoms & Media and Maritime & Commodities.

	2005 £'m	2004 £'m	Reported increase %	Organic increase %
Turnover				
Regional Events	**143.1**	71.7	99	15
Telecoms & Media	**48.4**	37.7	28	17
Maritime & Commodities	**59.5**	57.6	3	3
	251.0	167.0	50	12

			Adjusted increase %	Organic increase %
Adjusted operating margin				
Regional Events	**18.6**	8.4	121	15
Telecoms & Media	**12.0**	8.6	40	26
Maritime & Commodities	**5.8**	4.7	23	23
	36.4	21.7	68	21
Adjusted operating margin %	**14.5**	13.0		

The Commercial division's turnover was up 50% and adjusted operating profit up 68%. Overall margins improved across the division and were helped by the addition of higher margin, predominantly large scale events from IIR. IIR contributed £64.6m to the division's revenue and £10.1m to its adjusted operating profit since acquisition.

Our Regional Events, comprising domestic language conferences, exhibitions and courses, had an outstanding year benefiting from general improvements in economic conditions. The acquired IIR business also contributed strongly to the businesses' performance.

Regional Events' organic revenue and organic adjusted operating profit both grew by 15%. The key drivers were a 17% increase in delegate numbers and a 10% rise in the number of events staged. Germany, the largest of the Regional Events business units, saw 19% growth in organic revenue, while The Netherlands, the second largest events business in this group, showed an increase of 28%. Scandinavia, Brazil and Australia also achieved encouraging growth. However, our French business sustained continued losses and with no prospect of a turnaround we closed this operation.

The markets served by our Telecoms & Media business continued to rebound strongly and the unit reported a 17% increase in organic turnover and a 26% improvement in organic adjusted operating profit.



IIR's exhibitions and Large Scale Events add further depth and resilience to our dynamic events businesses.

Above: The Monaco Yacht Show, a leading IIR event.

New mobile technologies are providing the business with significant opportunities for new product development from events to a range of publications, including textbooks, with 30 new titles set for publication in 2006.

Telecoms event output more than doubled over 2004 and sector coverage was enhanced still further by the complementary IIR telecoms events. We have developed the premier mobile telecoms events in some of the fastest-growing territories across the world, including in Africa, Asia, the Middle East, Central and Eastern Europe, Russia, India and the Americas. The annual 3GSM World Congress which has been held in Cannes for the last ten years was successfully transferred to Barcelona in February 2006.

The Maritime & Commodities businesses, which encompass the leading daily newspaper *Lloyd's List*, and Agra, our commodities business, grew turnover and adjusted operating profit organically by 3% and 23%, respectively.

The Maritime business enjoyed sustained growth in training programmes including distance learning, classroom courses and bespoke training development, while the Commodities business performed particularly well in events, especially in the growing renewable fuels sector.

Informa operates in 550 niche industry sectors and segments. We have limited exposure to any one product or market.



Financial Review

The Group's annual results are reported under IFRS for the first time in these financial statements. Under IFRS accounting the Group reported an increase in turnover of 62%, to £729.3m from £449.8m. The reported 2005 results include £196.2m in turnover from acquisitions made during the year. Currency had little impact on turnover in 2005 compared to 2004.

Reported operating profit increased by 47% to £91.4m from £62.3m, with acquisitions contributing £3m (inclusive of £29.3m amortisation of intangible assets). Adjusted operating profit, which is presented after removing non-recurring and non-trading items and amortisation, increased by 54% to £147.3m from £95.4m.

Within operating costs amortisation increased from £9.6m to £49.8m, reflecting the impact of increases in intangible assets resulting from acquisitions in 2005.

Finance Costs

Finance costs increased to £36.2m from £20.5m, driven by increased debt associated with acquisitions and increased pension scheme interest costs.

In connection with the acquisition of IIR, the Group's debt facilities have been increased to £965m.

Taxation

Following a detailed review of the impact of the introduction of IFRS, the Board has resolved to write-off deferred tax assets of £35.2m, resulting in a distorted effective tax rate of 82%. However, the underlying tax rate was 25% (2004: 27%), benefiting from a combination of the utilisation of operating losses generated in the US and from profits generated by IIR in relatively low tax jurisdictions.

Earnings Per Share

Adjusted diluted earnings per share, which is stated after removing non-recurring and non-trading items and amortisation, increased by 6% to 22.18p from 20.97p. The increase in adjusted diluted EPS has been adversely affected by the requirement under IFRS to use acquisition accounting for the combination of Informa with Taylor & Francis, whereby the financial results of Taylor & Francis from 1 January to 10 May 2004 have been excluded from the 2004 comparative figures. The result of this was to unevenly distribute reported profits to the post-acquisition period in 2004. Adjusted diluted EPS in 2005 was also affected by the issue of 120m ordinary shares in July 2005 in support of the acquisition of IIR.

Mainly as a result of the write-off of the deferred tax asset referred to above, basic EPS from continuing operations decreased to 2.76p (2004: 25.47p) and diluted EPS from continuing operations decreased to 2.75p (2004: 25.30p).

Dividend

In recognition of the Group's performance and its encouraging prospects, the Directors have recommended a significant increase to the total annual dividend. The Directors have declared a final dividend of 6.00p per ordinary share (2004: 4.76p after adjusting for the Rights Issue in July



The Group has excellent cash flow properties – annual cash conversion is over 100%.

Above: The Commercial division which includes Regional Events enjoyed organic profit growth of 21%.

2005). This dividend is payable on 30 May 2006 to ordinary shareholders registered as of the close of business on 28 April 2006.

Total dividends declared in respect of 2005 are 8.70p which represents an increase of 20% on 2004 of 7.26p (after adjusting for the July 2005 Rights Issue).

Balance Sheet
Goodwill increased by £520.4m to £1,123.4m and other intangible assets by £454.7m to £935.7m, mainly as a result of the acquisition of IIR.

The Group has net pension scheme liabilities of £17.7m in respect of defined-benefit retirement schemes. The pension scheme liabilities mainly relate to UK-based entities.

Net debt increased by £433.5m to £735.4m, mainly due to £812.8m spent on acquisitions, offset by £311m raised in the Rights Issue. Share capital and the share premium account increased as a result of the Rights Issue.

The deferred tax liability at 31 December 2005 increased by £138.5m to £240.4m, largely due to the provision of £146.5m arising on acquired intangible assets in the year.

Trade debtors, trade and other payables and deferred income increased largely due to acquisitions made in the year, reflecting the greater scale of the Group's operations.

Cash Flow
The Group again demonstrated excellent cash generation from operations, with a conversion ratio of 113% of adjusted operating profit into cash (2004: 112%). Overall the Group has negative working capital requirements and relatively low capital expenditure.

Outlook
The Group's strategy of combining organic growth with selective acquisitions has led to considerable growth over the last 18 months, initially through the merger of Taylor & Francis and Informa and now through the acquisition of IIR. The enlarged Group has a strong, well-branded portfolio with leading positions in its selected market sectors. The focus for 2006 is to continue to exploit the opportunities arising from these transactions – developing new product revenue streams and capitalising on the Group's broader geographic presence.

2006 has started well across the three divisions and in line with our expectations, with our academic books unit, Middle-East-based events and Performance Improvement businesses reporting particularly strong trading. As a result, we are confident of meeting our targets and delivering another good financial performance in 2006.

Peter Rigby
Chief Executive
13 March 2006



Specialist, research-based, high quality information is the heart of every one of our revenue streams.

Informa's strategy is to assemble and develop a portfolio of revenue streams with diverse but complementary characteristics. We want a combination of high quality information businesses which will be capable of capturing growth opportunity quickly when economic conditions permit but which will also demonstrate superior defensive qualities during periods of economic downturn.

Our three core revenue streams today are Publishing, Performance Improvement and Events. Individually they display strong qualities but taken together these assets gives Informa particular strengths through the economic cycle.

Publishing
Looking at publishing first, this part of our portfolio accounts for around 40% of the Group's total turnover. It is intrinsically high operating margin business and with limited cyclical exposure.

The reason for this is that the greatest part of the publishing profit derives from our subscription businesses – academic journals, specialist information products for the legal, insurance and maritime sectors and detailed data and market intelligence for banks and financial institutions. The majority of these subscription products are already delivered digitally, often with added value interrogation and analytical tools.

Our subscription business is very stable. It renews each year at 90%+ and enjoys considerable visibility because subscribers pay up to one year in advance. Sometimes these products attract additional advertising revenue but this is largely ancillary revenue. Informa is not a B2B publisher built around advertising income. Advertising accounts for only 8% of our publishing sales.

Our other major revenue stream from publishing is books, which amounts to around a third of publishing sales. The great majority of our books are academic – covering a host of topics from science, technology and medicine to social science and humanities. They tend to have a rather lower profit margin than our subscription products because of generally lower price points but they meet a steady and annually refreshing student and institutional information need.

Performance Improvement
Next is Performance Improvement (PI) which amounts to 22% of our sales. We see this as a durable income stream which is hedged over many customer sectors, both corporate and government. Our seven PI businesses each has its own niche focus on one, or two, operational disciplines: among them project management, leadership, sales optimisation and program management. In each case they are founded on proprietary intellectual property built from their own primary research.

Our PI businesses analyse and diagnose their customers' performance challenges and then customise their proprietary IP to meet the specific circumstances identified. Finally they manage and deliver the training necessary to enable clients' staff to achieve the improvement they seek.

PI contracts are usually high value and customer relationships tend to be long lasting. The PI group renews more than 90% of its client revenue each year and 70% of its top 100 customers have been with us for four or more years. Our PI businesses enjoy strong relationships with most of the Fortune 100 companies and they now earn 40% of their combined income from long running government contracts.

The great diversity of the PI customer base means that PI is not exposed unduly to cyclical changes in any one sector, enabling this part of the business to enjoy stable operating margins of 15%+.

Events

Finally, Events. This revenue stream is our fastest growth capturer. It is readily scalable and highly flexible. Conferences are fast to market – we can move from concept to product in as little as 16 weeks and we can gear up our event output quickly when opportunity presents in the external market. This might be when a technological innovation breaks through for example or an important legislation change is announced.

Events are more cyclically exposed than our other revenue streams but Informa's scale as the largest conference organiser in the world gives us significant protection against economic downturn in specific markets. Our 4,500 events a year cover more than 500 industries and sectors in 70 national and regional economies. Our 20 million strong customer database, which we believe is unrivalled anywhere in the media business, enables us both to maximise opportunity within sectors and also to move our focus to more productive areas if individual markets turn down. Because event output can be quickly reduced, if need be, we are not locked into cost.

Events are also not capital intensive. A small event might require only £15k of marketing spend and all but around 5% of the conferences we research and launch each year become profitable contributors in their first incarnation.

The Group has around 100 industry leading events across a range of sectors. These Large Scale Events tend to be very stable in attendance whatever phase of the economic cycle their industry is in. Because of their relative size and the effect of operational gearing these events contribute a substantial portion of the total profits we earn from events. Each year around one third of our total events are branded annuals, another third are repeated iterations of previous successes and the final portion are new targets of opportunity we have identified through our extensive topic research effort.

Our conferences are content-rich, targeted at the specialist and typically delegate-driven. As events grow they tend to attract increasing amounts of sponsorship and related exhibition income but the heart of our events business, just as it is for publishing and performance improvement, is the communication of high value information.

David Gilbertson
Managing Director
13 March 2006









Richard Hooper CBE
Chairman[3] (66)

Richard Hooper was appointed a Non-Executive Director of Lloyd's of London Press (later renamed LLP) in 1997 and became the Senior Non-Executive Director on the Informa Group plc board following the merger of LLP and IBC in 1998. Mr Hooper is currently an independent assessor to the Department of Media, Culture and Sport on Public Appointments, a member of the Advisory Panel of Waste Recycling Group plc and a Non-Executive Director of Yell Group plc. He has previously been the Deputy Chairman of the Office of Communications (Ofcom), the Chairman of the Radio Authority and a Non-Executive Director of Superscape plc and of MAI/United News and Media plc. Upon the merger in May 2004 of Informa Group plc and Taylor & Francis Group plc, Mr Hooper was designated the Company's Senior Non-Executive Director and he was appointed its Chairman on 10 March 2005. He also chairs the Nomination Committee.

Peter Rigby
Chief Executive (50)

After qualifying as an accountant, Peter Rigby joined Metal Box. In 1981 he moved into the media industry joining Book Club Associates, a joint venture between WH Smith and Doubleday. In 1983 he joined Stonehart Publications which was acquired by International Business Communications (later renamed IBC) in 1986. After two years as Finance Director of IBC, Mr Rigby was appointed Deputy Chief Executive and later its Chief Executive, leading IBC's expansion into North America, Asia and Australia. He became Chairman of Informa Group plc at the company's inception upon the merger of IBC and LLP in 1998. Mr Rigby was appointed Chief Executive upon the merger of Informa with Taylor & Francis in May 2004. He is also Non-Executive Chairman of Electric Word plc.

David Gilbertson
Managing Director (49)

David Gilbertson has some 25 years' experience in the information industry having held editorial and management positions with Metal Bulletin, Reuters and Reed Elsevier. He joined LLP in 1987 as Editor of *Lloyd's List*, joining the LLP board in 1992. Mr Gilbertson was a member of the management buy-out team which bought LLP from Lloyd's of London in 1995, becoming its Chief Executive in 1997. He took LLP to flotation on the London Stock Exchange in early 1998 and became Chief Executive of Informa Group plc upon its formation from the merger of LLP and IBC in December 1998. Mr Gilbertson was appointed Managing Director upon the merger of Informa with Taylor & Francis in May 2004. He is also Non-Executive Chairman of John Brown Holdings Limited.

Anthony Foye
Finance Director (43)

Anthony Foye joined the Taylor & Francis Group in 1987 as Group Chief Accountant and Company Secretary after qualifying as a Chartered Accountant. In 1994 he was appointed Finance Director of Taylor & Francis Group plc and was instrumental in the company's flotation on the London Stock Exchange in May 1998. Mr Foye was appointed Finance Director upon the merger of Taylor & Francis and Informa in May 2004. He is also a Non-Executive Director of YouGov plc.

1 Member of Audit Committee
2 Member of Remuneration Committee
3 Member of Nomination Committee









Derek Mapp

Senior Non-Executive Director [1,2,3] (55)

Derek Mapp joined the board of Taylor & Francis Group plc as a Non-Executive Director in 1998. He is currently Non-Executive Chairman of Staffline Recruitment Group plc and Executive Chairman of Imagesound plc, as well as having a number of other private business interests. Mr Mapp has previously been the Executive Chairman of Leapfrog Day Nurseries Limited, the Chairman of the East Midlands Development Agency and the Managing Director of Tom Cobleigh plc. Mr Mapp was appointed as a Non-Executive Director upon the merger of Taylor & Francis and Informa in May 2004 and was designated the Senior Non-Executive Director on 10 March 2005. He is also Chairman of the Audit Committee.

Sean Watson

Non-Executive Director [1,2,3] (57)

A solicitor and Senior Corporate Finance Partner at CMS Cameron McKenna, Sean Watson has extensive experience in all areas of corporate law. In 2000 he was appointed as a Non-Executive Director of Informa Group plc (now Informa plc).

Dr Pamela Kirby

Non-Executive Director [2,3] (52)

Pamela Kirby is currently Chairman of Scynexis Inc., a privately-held chemistry-focused drug discovery and development company based in the US. She is also a Non-Executive Director of Smith & Nephew plc, Oscient Pharmaceuticals Corporation and Curalogic AS. She was previously the Non-Executive Chairman of Oxford Immunotec Limited and was the CEO of US-based Quintiles Transnational Corporation. Prior to joining Quintiles, Dr Kirby held various senior positions in the pharmaceutical industry at Astra AB (now AstraZeneca plc), British Biotech plc (now Vernalis plc) and F. Hoffman-La Roche Limited. She has a PhD in Clinical Pharmacology from the University of London. Dr Kirby was appointed as a Non-Executive Director in September 2004 and from 10 March 2005 also chairs the Remuneration Committee.

John Davis

Non-Executive Director [1,2] (43)

John Davis has been Chief Financial Officer of Yell Group plc since 2000. He previously held senior positions within Pearson Plc, where he was latterly Group Finance Director of the FT Group, and Emap plc, which he joined in 1989, where he was Director of Corporate Finance and Treasury between 1995 and 1997. Mr Davis is a Chartered Accountant, having qualified at Price Waterhouse and has a Masters in Management from the Stanford Graduate School of Business. He was appointed as a Non-Executive Director with effect from 1 October 2005.

Professional Advisers

Auditors
Deloitte & Touche LLP
Chartered Accountants
Abbots House
Abbey Street
Reading
Berkshire RG1 3BD

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Stockbrokers
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

Merrill Lynch International
Merrill Lynch
Financial Centre
2 King Edward Street
London EC1A 1HQ

Public Relations
Financial Dynamics
Holborn Gate
26 Southampton Buildings
London WC2A 1PB

Principal Lawyers
CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Registered Office
Mortimer House
37–41 Mortimer Street
London W1T 3JH

Registration
Registered in England and Wales Number 3099067

The Directors present their Annual Report and the audited financial statements for the year ended 31 December 2005.

Principal Activities
Informa plc and its subsidiary undertakings provide specialist information to the academic & scientific, professional and commercial communities through multiple distribution channels.

Business Review
The results for the year are summarised in the Consolidated Income Statement on page 36 and the related Notes. A review of the Group's business and future prospects is set out in the Chief Executive's Review on pages 5 to 15.

Dividends
The Directors recommend that a final dividend of 6.0p per ordinary share be paid on 30 May 2006 to ordinary shareholders registered as at the close of business on 28 April 2006 which, together with the interim dividend of 2.7p per ordinary share paid on 4 November 2005, makes a total for the year of 8.7p per ordinary share.

Directors
The interests of the Directors who held office as at 31 December 2005 in the share capital of the Company are set out in the Directors' Remuneration Report on page 31.

Brief biographical details of the Directors who held office as at 31 December 2005 appear on pages 18 and 19. Those Directors served throughout the year, other than Mr J Davis, who was appointed with effect from 1 October 2005. Mr D Cruickshank resigned on 24 January 2005 and Mr D Smith resigned on 10 March 2005.

Resolutions will be submitted to the Annual General Meeting in accordance with the Company's Articles of Association for the re-appointment of two Directors. The Company's Articles of Association state that any Director who has been appointed by the Company's Directors since the previous Annual General Meeting or who has held office for more than 30 months since last re-elected by the Company in general meeting must retire from office but shall be eligible for re-election. Accordingly Mr J Davis retires and, being eligible, offers himself for election by the shareholders and Mr D Gilbertson retires and, being eligible, offers himself for re-election.

Annual General Meeting
The Annual General Meeting will be held on 16 May 2006 and the notice will be despatched separately.

Charitable and Political Contributions
The Group made charitable donations during the year of £143,000, principally to local charities serving the communities in which the Group operates. No political donations were made.

Supplier Payment Policy
The Company's policy, which is also applied by the Group, is to settle terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are aware of the terms of payment and to abide by the agreed terms, provided that the supplier has provided the goods or services in accordance with the relevant terms and conditions. As at 31 December 2005 trade payables of the Group were on average 46 days' outstanding (2004: 23 days'), based on the year end ageing of the trade payables balance. The Company had no trade payables as at 31 December 2005 and 2004.

Substantial Shareholdings
As at 13 March 2006 the Company had been notified, in accordance with Sections 198 to 208 of the Companies Act 1985, of the following interests of 3% or more of the issued ordinary share capital of the Company:

	Number of shares	% held	Date Company notified
FMR Corp and Fidelity International Limited	33,501,537	7.94	17 Jan 2006
Britannic Investment Managers Limited	13,268,584	3.15	4 Jan 2006
Legal & General Investment Management	43,058,973	10.21	8 Nov 2005
HBOS plc and its subsidiaries	16,851,197	4.00	5 Sep 2005
Standard Life Investments	22,304,218	5.29	4 Aug 2005

Going Concern Basis
After making enquiries, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors continue to adopt the going concern basis in preparing the financial statements.

Employee Consultation
The Group places considerable value on the involvement of its employees and continues to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved principally through formal and informal meetings, email updates and via the Company's intranet site, which is updated regularly and also includes a facility enabling employees anonymously to ask questions of executive management to which answers are also published. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests.

From January 2006 all UK employees are eligible to participate in the Company's Share Incentive Plan (SIP), introduced and approved by shareholders in 2005. The SIP is an Inland Revenue Approved All Employee Share Incentive Plan offering UK employees the opportunity to purchase annually up to £1,500 of shares in the Company out of pre-tax salary. During 2006 consideration will be given to rolling-out similar plans to other principal jurisdictions in which the Group operates.

Disabled Employees
Full consideration is given to applicants for employment, the continuing employment, training and career development of disabled persons.

Auditors
Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Jeff Thomasson
Company Secretary
13 March 2006

The Company is committed to the principles of corporate governance contained in the Combined Code on Corporate Governance (the Code) for which the Board is accountable to shareholders. Throughout the year ended 31 December 2005 the Company was in compliance with the Code provisions set out in Section 1 of the Code except for the following matters in respect of the number of Board committee members:

- Code provision B.2.1 specifies that the Remuneration Committee of the Board should comprise at least three independent Non-Executive Director members. Following the resignation of Mr D Cruickshank from the Board, for the period from 25 January to 9 March 2005 the Remuneration Committee comprised two independent Non-Executive Director members. This was rectified by the appointment of additional members with effect from 10 March 2005. The membership of the Remuneration Committee during 2005 is shown on page 27.
- Code provision C.3.1 specifies that the Audit Committee of the Board should comprise at least three independent Non-Executive Director members. Following the resignation of Mr D Cruickshank from the Board, for the period from 25 January to 30 September 2005 the Audit Committee comprised two independent Non-Executive Director members. This was rectified by the appointment of an additional member with effect from 1 October 2005. The membership of the Audit Committee during 2005 is shown on page 25.

The paragraphs below and in the Directors' Remuneration Report explain how the Company has applied the Principles of Good Governance set out in Section 1 of the Code.

The Board

The Group is controlled through its Board of Directors. The Board's main roles are to create value for shareholders, to provide leadership of the Group, to approve the Group's strategic objectives and to ensure that the necessary financial and other resources are made available to enable those objectives to be met.

A schedule which sets out the matters reserved for the Board's approval is reviewed and updated annually. The specific responsibilities reserved for the Board include: approving the Group's long-term objectives and commercial strategy; approving the Group's annual operating and capital expenditure budgets; reviewing operational and financial performance; approving major acquisitions, disposals and capital projects; reviewing the Group's systems of internal controls and risk management; reviewing the environmental, health and safety policies of the Group; approving appointments to and removals from the Board and of the Company Secretary; and approving policies relating to Directors' remuneration.

The Board has delegated the following activities to the Executive Directors: the development and recommendation of strategic plans for consideration by the Board that reflect the longer-term objectives and priorities established by the Board; implementation of the strategies and policies of the Group as determined by the Board; monitoring of the operating and financial results against plans and budgets; monitoring the performance of acquisitions and investments against plans and objectives; prioritising the allocation of capital, technical and human resources and developing and implementing risk management systems.

The Roles of the Chairman and Chief Executive

The division of responsibilities between the Chairman of the Board and the Chief Executive is clearly defined.

The Chairman leads the Board and is responsible for organising the business of the Board, setting its agenda and ensuring its effectiveness. The Chairman is also responsible for ensuring that Directors receive accurate, timely and clear information and for effective communication with shareholders. The Chairman facilitates the effective contribution of Non-Executive Directors and constructive relations between the Executive and Non-Executive Directors.

The Chief Executive has direct charge of the Group on a day-to-day basis and is accountable to the Board for its operational and financial performance. The Chief Executive is also primarily responsible for developing and articulating the Company's strategy and for day-to-day dealings with shareholders, particularly following the interim and year-end results announcements.

Senior Independent Director

Mr D Mapp has been designated the Senior Independent Director since 10 March 2005; previously Mr R Hooper was the designated Senior Independent Director. The Senior Independent Director is available to meet shareholders on request and to ensure that the Board is aware of any shareholder concerns not resolved through existing mechanisms for investor communication.

Directors and Directors' Independence

As of 31 December 2005 the Board comprised the Chairman, four independent Non-Executive Directors and three Executive Directors. The names of the Directors, together with their brief biographical details are given on pages 18 and 19. The periods served by each Director during 2005 are set out on page 20.

The Board includes independent Non-Executive Directors who constructively challenge and help develop proposals on strategy and bring strong, independent judgement, knowledge and experience to the Board's deliberations. The independent Directors are of sufficient calibre and number that their views carry significant weight in the Board's decision-making process.

The Board considers all of its Non-Executive Directors to be independent in character and judgement. The Board has considered the independence of Mr S Watson with particular care in view of his position as a partner at the law firm of CMS Cameron McKenna, one of several legal advisers used by the Company. The Board does not consider the relationship between the Company and the law firm to be of a material nature given that the transaction values between the two entities have not exceeded 1% of their respective turnovers during each of the three years ended 31 December 2005. In addition Mr Watson does not lead any transaction or have any significant role in any work undertaken by the law firm on behalf of the Company.

There is an agreed procedure in place for the Directors to obtain independent professional advice, at the Group's expense, should they consider it necessary to do so in order to carry out their responsibilities.

The other significant professional commitments of the Chairman, Mr R Hooper, are summarised on page 18.

Professional Development
On appointment the Directors receive relevant information about the Group, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the principal Board committees and the powers delegated to those committees, the Group's corporate governance policies and procedures and the latest financial information about the Group. This is supplemented by visits to key locations and meetings with key senior executives. On appointment Directors are also advised of their legal and other duties and obligations as a Director of a listed company.

Throughout their period in office the Directors are continually updated on the Group's business and the environment in which it operates, by written briefings and by meetings with senior executives, who are invited to attend and present at Board meetings from time to time. They are also updated on any changes to the legal and governance requirements of the Group and which affect themselves as Directors and are able to obtain training, at the Group's expense, to ensure they are kept up to date on relevant new legislation and changing commercial risks.

Performance Evaluation
The Board utilises a formal and rigorous process, led by the Chairman, for the annual evaluation of the performance of the Board, its principal committees and individual Directors, with particular attention to those who are due for re-appointment. On appointment the Directors are made aware that their performance will be subject to evaluation.

For 2005 the evaluation was performed by the Chairman who conducted a series of focused interviews with each member of the Board in his or her capacity as a Director and, where applicable, as a member or Chairman of a principal committee. The findings and recommendations of the review were presented to the Board as a whole, with a view to implementing any recommendations made to improve the overall effectiveness of the Board during 2006. The Non-Executive Directors, led by the Senior Independent Director, also met without the Chairman present to conduct an evaluation of the Chairman's performance.

Re-election
Subject to the Company's Articles of Association, the Companies Act and satisfactory performance evaluation, Non-Executive Directors are appointed for an initial period envisaged to last three years and thereafter subject to annual review.

The Company Secretary
The Company Secretary is responsible for advising the Board through the Chairman on all governance matters and all Directors have access to the advice and services of the Company Secretary.

Information
Regular reports and papers are circulated to the Directors in a timely manner in preparation for Board and Committee meetings. These papers are supplemented by any information specifically requested by the Directors from time to time.

The Non-Executive Directors receive monthly management reports from the Chief Executive and the Finance Director which enable them to scrutinise the Group's and management's performance against agreed objectives.

Relations with Shareholders
In fulfilment of the Chairman's obligations under the Code, the Chairman provides the Board with feedback on any issues raised with him by shareholders.

In addition, the Executive Directors have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance. These include meetings with the Group's largest institutional shareholders on an individual basis following the announcement of the Group's interim and annual results. In addition the Group responds to individual ad hoc requests for discussions from institutional shareholders. Following meetings held with shareholders after the interim and annual results announcements, the Board receives feedback from each of the Chief Executive, the Group's brokers and its public relations advisers on investor perceptions. External analysts' reports on the Group are also circulated to all Directors, as are monthly reports of significant changes in the holdings of larger investors.

The Annual General Meeting (AGM), for which at least 20 working days' notice is given and where shareholders are invited to ask questions during the meeting and are able to meet with the Directors after the meeting, is normally attended by all the Directors. The number of proxy votes for, against or withheld in respect of each resolution is disclosed at the AGM and a separate resolution is proposed for each item.

The Group's corporate website at www.informa.com contains a wide range of information of interest to both institutional and private investors, including any announcements made by the Company to the London Stock Exchange as well as video recordings of the interim and annual presentations made to analysts.

Internal Control and Risk Management
The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board has an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. In accordance with the guidance on internal control published in September 1999 (the Turnbull Guidance), the Board regularly reviews this process, which has been in place from the start of the year to the date of approval of this Report.

The Board regularly reviews the effectiveness of the Group's system of financial and non-financial internal controls, including operational and compliance controls, risk management and the Group's high-level internal control arrangements. The Board's monitoring is based principally on reviewing reports from management to consider whether significant risks have been identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring. The Board has also performed an assessment for the purpose of this Annual Report. This assessment considers all significant aspects of internal control arising during the period covered by the Report including the work of internal audit. The Audit Committee assists the Board in discharging its review responsibilities.

The Directors view the careful management of risk as a key management activity and steps are being taken to embed internal control and risk management further into the operations of the Group and to deal with any areas of improvement which come to management's and the Board's attention. For example, at the end of 2005 the Group's Business Risk Management and Internal Audit functions were brought under one unified structure, known as Group Internal Control.

Board Committees
The number of scheduled Board meetings and committee meetings attended as a member by each Director during the year was as follows:

	Scheduled Board meetings	Nomination Committee meetings	Remuneration Committee meetings	Audit Committee meetings
R Hooper	7 (8)	1 (1)	2 (2)	1 (1)
P Rigby	8 (8)	–	–	–
D Gilbertson	8 (8)	–	–	–
A Foye	8 (8)	–	–	–
D Mapp	8 (8)	1 (1)	9 (9)	3 (3)
S Watson	8 (8)	1 (1)	7 (7)	2 (2)
P Kirby	8 (8)	1 (1)	7 (7)	–
J Davis (appointed 1 October 2005)	2 (2)	–	–	1 (1)
D Smith (resigned 10 March 2005)	2 (2)	–	–	–
D Cruickshank (resigned 24 January 2005)	–	–	–	–

Figures in brackets indicate the number of meetings held in the period in which the Director was a member.

Nomination Committee
The Company has established a Nomination Committee whose terms of reference, which were updated by the Board in October 2005, are available on the Company's website.

The membership of the Nomination Committee during 2005 was as follows:

	Period of membership 2005
R Hooper (Chairman of Committee)	1 Jan – 31 Dec
D Mapp	10 Mar – 31 Dec
S Watson	1 Jan – 31 Dec
P Kirby	10 Mar – 31 Dec
J Davis	1 Oct – 31 Dec
D Smith	1 Jan – 10 Mar
D Cruickshank	1 Jan – 24 Jan

Mr R Hooper replaced Mr D Smith as Chairman of the Committee from 10 March 2005.

The Nomination Committee considers the mix of skills and experience that the Board requires and seeks the appointment of Directors who meet those requirements to ensure that the Board is effective in discharging its responsibilities.

The Nomination Committee met during 2005 for the purpose of appointing an additional Non-Executive Director to the Board. The process began by identifying the core competencies and attributes required of the candidate to fill the role. An independent professional search firm was then engaged to seek out and identify potential candidates. Following both a long-listing and short-listing process, a selection panel, composed of members of the Committee and other Board members, was held at which three short-listed candidates were interviewed. The selection panel recommended the appointment of Mr J Davis to the Nomination Committee, which in turn recommended Mr Davis' appointment to the full Board and he was appointed by the Board with effect from 1 October 2005.

Remuneration Committee
The membership of the Remuneration Committee is set out in the Directors' Remuneration Report on page 27. The Committee's terms of reference, which were updated by the Board in October 2005, are available on the Company's website. The Committee's principal responsibilities are to:

- set, review and recommend to the Board for approval the remuneration policy and strategy with respect to the Executive Directors;
- set, review and approve the individual remuneration packages of the Executive Directors including terms and conditions of employment and any changes to the packages; and
- approve the introduction and rules of any Group share-based incentive schemes.

Audit Committee
The membership of the Audit Committee during 2005 was as follows:

	Period of membership 2005
D Mapp (Chairman of Committee)	1 Jan – 31 Dec
R Hooper	1 Jan – 9 Mar
S Watson	10 Mar – 31 Dec
J Davis	1 Oct – 31 Dec
D Cruickshank	1 Jan – 24 Jan

The Audit Committee has at least one member possessing recent and relevant experience, as described in the Smith Report appended to the Code. Mr D Mapp has extensive experience of audit committee procedures, and Mr J Davis is a qualified chartered accountant and the Chief Financial Officer of Yell Group plc, a FTSE 100 company. It can also be seen from the Directors' biographical details appearing on pages 18 and 19 that the other members who served on the Committee during the year possess a wide range of high-level experience.

The Audit Committee monitors the integrity of the Group's financial statements and any formal announcements relating to the Group's performance. The Committee is responsible for monitoring the effectiveness of the external audit process and making recommendations to the Board in relation to the appointment, re-appointment and remuneration of the external auditors. It is responsible for ensuring that an appropriate relationship between the Group and the external auditors is maintained, including reviewing non-audit services and fees. The Committee also reviews annually the Group's system of internal controls and the process for monitoring and evaluating the risks faced by the Group. It reviews the effectiveness of the Group Internal Control function (consisting of Business Risk Management and Internal Audit) and is responsible for approving, upon the recommendation of the Chief Executive, the appointment and termination of the head of that function.

The Committee meets as appropriate with the Executive Directors and management, as well as privately with both the external and internal auditors.

In 2005 the Committee discharged its responsibilities primarily by:

- reviewing the Group's draft preliminary and interim results statements prior to Board approval and reviewing the external auditors' detailed reports thereon;
- reviewing the Group's pre-Close Period updates prior to their release;
- reviewing the appropriateness of the Group's accounting policies;
- reviewing regularly the impact on the Group's financial statements of matters such as the adoption of International Financial Reporting Standards;
- recommending to the full Board, which adopted the recommendation, the reappointment of Deloitte & Touche LLP as the Group's external auditors;
- reviewing and approving the audit fee and reviewing non-audit fees payable to the Group's external auditors;
- reviewing the external auditors' plan for the audit of the Group's accounts, which included key areas of scope of work; key risks on the accounts; confirmations of auditor independence and the proposed audit fee and approving the terms of engagement for the audit;
- reviewing the Group's system of controls and its effectiveness;
- reviewing the Group's systems to identify and manage risks;
- reviewing the ongoing reports from Business Risk Management; and
- reviewing post-acquisition reports on integration and performance of significant recent acquisitions compared to plans.

The Audit Committee also monitors the Group's whistle blowing procedures to ensure that appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action.

The Audit Committee's terms of reference, which were updated by the Board in October 2005, are available on the Company's website.

Auditor Independence and Objectivity
The Audit Committee regularly monitors the scope of the services and the non-audit services being provided to the Group by its external auditors to review the independence and objectivity of the external auditors, taking into consideration the relevant professional and regulatory requirements, so that these are not impaired by the provision of permissible non-audit services. Any activities that may be perceived to be in conflict with the role of the external auditors must be submitted to the Committee for approval prior to engagement.

At Informa we endeavour to practise our business with integrity, respecting the different cultures, dignity and rights of individuals everywhere we operate.

2005 was the year that Corporate Responsibility (CR) was formalised at Informa, with the appointment of Mr K Brownlie as CR Director, reporting to Mr P Rigby, Chief Executive. During 2005 four active sub-committees were formed to address CR issues, covering workplace, marketplace, community and environment. The head of each of these sub-committees is a member of the CR Committee, along with Messrs Rigby and Brownlie. The sub-committees meet regularly and have targeted their short, medium and long-term actions, which have been agreed by the CR Committee. Further details are included within the full 2005 CR Report available on the Group's website at www.informa.com.

The Company is delighted to have also been awarded the FTSE4Good accolade during 2005.

While significant strides have been made in the area of Corporate Responsibility during 2005, there remains much internal research to complete, including a global staff satisfaction survey being conducted during 2006, many processes and procedures to create and a good deal to articulate both internally and externally over the coming months and years. We have though completed the first year of formalised CR with a renewed sense of belief in the Group's ability to create positive change for all those involved with Informa.

Introduction
This report has been prepared in accordance with Schedule 7A to the Companies Act 1985. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority. As required by the Act, a resolution to approve the Report will be proposed at the Annual General Meeting.

The Act requires the auditors to report to the Company's members on certain parts of this report and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act 1985. This report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information
Remuneration Committee
The membership of the Remuneration Committee during 2005 was as follows:

	Period of membership 2005
P Kirby (Chairman of Committee)	10 Mar – 31 Dec
R Hooper	1 Jan – 9 Mar
S Watson	10 Mar – 31 Dec
D Mapp	1 Jan – 31 Dec
D Cruickshank	1 Jan – 24 Jan

Dr P Kirby replaced Mr R Hooper as Chairman of the Committee from 10 March 2005.

None of the members who served on the Committee during the year had any personal financial interest (other than as a shareholder of the Company), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business. The Committee makes recommendations to the Board.

In determining the Executive Directors' remuneration the Committee consulted Mr P Rigby, Chief Executive, about its proposals although no Director played a part in any discussion about his or her own remuneration. The Committee also engaged independent advisers New Bridge Street Consultants LLP (NBS) to provide advice on the structure and operation of Directors' remuneration packages. NBS did not provide any other services to the Company or Group.

Remuneration Policy
The remuneration of the Executive Directors is prudently designed to provide for a competitive compensation package which reflects the Group's performance against financial objectives and personal performance criteria. It rewards above-average performance and is designed to attract, motivate and retain high-calibre executives. The performance measurement of the Executive Directors and the determination of their annual remuneration packages are undertaken by the Committee.

There are five elements of the remuneration package for Executive Directors as follows:

- basic annual salary;
- benefits;
- annual bonus;
- share incentives; and
- retirement and life assurance benefits.

The Company's policy is that a substantial proportion of the remuneration of the Executive Directors should be performance related. As described further below, Executive Directors may earn annual bonus payments of up to 100% of their basic salaries, together with the benefits of participation in performance-based share incentive schemes.

Executive Directors are entitled to accept appointments outside of the Company provided that the Chairman's consent is obtained. During 2005 Mr P Rigby served as Non-Executive Chairman of Electric Word plc, for which he received and retained fees of £9,000 and, through October 2005, as Non-Executive Chairman of Conatus plc, for which no fees were received. From February 2005 Mr D Gilbertson served as Non-Executive Chairman of John Brown Holdings Limited, for which he received and retained fees of £33,000. From March 2005 Mr A Foye served as a Non-Executive Director of YouGov plc, for which he received and retained fees of £12,500.

Basic Salary
The basic salaries of the Executive Directors are reviewed by the Remuneration Committee prior to the beginning of each year and upon a change of position or responsibility. In deciding appropriate levels, the Committee considers pay practices in the Group as a whole and makes reference to objective research which gives current information on appropriate comparator groups of companies.

Following a review at the end of 2004, the basic salaries of the Executive Directors were increased by 3% with effect from 1 January 2005. Following the significant acquisition of IIR in July 2005, the Remuneration Committee considered whether to review again the remuneration packages of the Executive Directors, but chose to defer this review until the regular annual salary review at the end of 2005. The review at the end of 2005 was undertaken with the assistance of independent remuneration consultants NBS and included a comparison of benchmark data from two comparator groups of companies – one drawn from the FTSE All Share Media Index, of which the Company is a constituent company, and the other drawn from the FTSE All Share Index and comprised of companies of a broadly similar size to Informa in terms of market capitalisation, turnover and overseas operations. Following its review the Committee concluded that it was appropriate to increase the basic salaries of the Executive

Directors with effect from 1 January 2006 to the following levels, which reflect the greater scale of the Group's business, the attendant increased responsibilities of the Executive Directors and their continued outstanding performance:

	£'000
P Rigby, Chief Executive	550
D Gilbertson, Managing Director	520
A Foye, Finance Director	310

Benefits
Each of the Executive Directors receives a benefit allowance of £25,000 per annum and private medical insurance cover. In addition Messrs Rigby and Gilbertson receive permanent health insurance cover.

Annual Bonus
Each of the Executive Directors has the opportunity to earn a bonus of up to 100% of basic salary, subject to the achievement of performance criteria set by the Committee.

In respect of the year ended 31 December 2005, as in the previous year, a bonus of up to 80% of basic salary could be earned based on achievement of adjusted diluted earnings per share (EPS) targets and up to 20% based on achievement of personal objectives, covering strategic, financial and operational areas. On the basis of both corporate and individual performance and targets having been achieved, the Remuneration Committee determined that 100% bonuses had been earned by each of the Executive Directors, in a year in which exceptional operational demands had been placed upon them.

The Remuneration Committee continues to consider adjusted diluted EPS to be the most suitable financial measurement to determine performance and align the interests of the Executive Directors with those of the Company's shareholders as this measurement of performance can be directly influenced by the performance of the Executive Directors. Therefore, the existing weightings will continue to apply for the year ending 31 December 2006.

Share Incentives
Share Matching Plan
In 2004 and 2005 the Company has operated a Share Matching Plan in which the Executive Directors could participate. Following approval at the 2004 Annual General Meeting, the Share Matching Plan was amended to introduce a requirement for the Executive Directors to invest at least 50% of their annual bonuses (net of tax and any other deductions), where such bonus exceeded half of annual basic salary, in the Company's shares. Corresponding awards of free matching shares were then made under the Share Matching Plan. In addition, the requirement was introduced for performance criteria to be achieved in order for the free matching shares to vest. The first awards under the amended Share Matching Plan were made in April 2005, as set out on page 31.

Long-Term Incentive Plan
Following a review by the Remuneration Committee and after consultation with the Company's principal institutional shareholders undertaken at the beginning of 2006, the Committee has concluded that the awards made to the Executive Directors in April 2005 should be the last made under the Share Matching Plan. Instead, from 2006 the Executive Directors will be invited to participate in the Company's Long-Term Incentive Plan (LTIP), introduced and approved by shareholders in 2005.

It is intended that the first grant of awards to Executive Directors under the LTIP will be made in 2006, when they will be given the alternative of:

- a maximum award of 100% of basic salary in the Company's shares, provided they are prepared to sacrifice 5% of that year's basic salary; or
- a maximum award of 50% of basic salary in the Company's shares, with no salary sacrifice required.

The purpose of the higher award for a basic salary sacrifice is to encourage participants to share some of the risk for a greater level of potential benefit and also to help mitigate the cost to the Company of the LTIP.

The first awards made under the LTIP will vest subject to continued employment over a three-year performance period, including the year of award, and the satisfaction of performance conditions which will require both that:

- the Company's Total Shareholder Return is at least at the median compared to the companies constituting, at grant, the FTSE All Share Media Index; and
- the Company's average adjusted diluted EPS grows by at least RPI plus 5% per annum (for 20% of the award to vest) increasing to RPI plus 12% per annum (for 100% of the award to vest).

The Remuneration Committee believes that these performance conditions are appropriate as they encourage both the generation of above market returns to shareholders and the delivery of substantial EPS growth. The Committee will continue to review the performance conditions for appropriateness before making future grants under the LTIP. Where applicable the Committee will also take account of the transition to International Financial Reporting Standards when determining the extent to which awards vest, with the overriding aim being to provide a consistent measurement of performance.

Share Incentive Plan

From January 2006 the Executive Directors, along with all other UK employees, are eligible to participate in the Company's Share Incentive Plan (SIP), introduced and approved by shareholders in 2005. The SIP is an Inland Revenue Approved All Employee Share Incentive Plan which offers UK employees the opportunity to purchase up to £1,500 of shares in the Company per annum out of pre-tax salary.

Share Options

Prior to their merger in May 2004, both Taylor & Francis and Informa operated discretionary share option schemes for the benefit of the Executive Directors. In the light of changes to the accounting treatment for share options and changing market practice, the Remuneration Committee decided not to grant options to Executive Directors during 2005 and does not intend to do so in the foreseeable future. Details of subsisting options granted to the Executive Directors in 2004 and earlier are shown on page 32.

Share Ownership Guidelines

During early 2006 the Remuneration Committee introduced formal share ownership guidelines requiring the Executive Directors to build up, over a three-year period and with pre-existing shareholdings taken into account, a holding in the Company's shares equal to at least 1.5 times annual basic salary.

Retirement and Life Assurance Benefits

The Executive Directors are entitled to receive a contribution of 25% of basic salary toward their retirement arrangements.

Mr P Rigby receives a Company contribution of 25% of basic salary to his personal pension plan. He received an additional employer contribution in respect of 2005 of £453,500 (2004: £199,000), as described further on page 31. The Company also provides life assurance cover providing for the payment of a lump sum in the event of the insured's death in service.

Mr D Gilbertson is a deferred member of the Informa Final Salary Scheme, a defined benefit scheme which provides for a pension on retirement of up to two thirds of final basic salary at the age of 60. Dependants are eligible for dependants' pension and the payment of a lump sum in the event of the member's death in service. Further details of the benefits accrued under the scheme are shown on page 33. Mr Gilbertson also has a personal money purchase pension plan funding his pension above the earnings cap. Through April 2005 the Company contributed to both schemes to the combined entitlement level of 25% of basic salary. In consideration of forthcoming legislative changes, from May 2005 the Company ceased to contribute on Mr Gilbertson's behalf to either pension arrangement and instead began paying him a monthly payment in lieu of pension equal to 25% of basic salary (after deducting any incremental National Insurance costs to the Company).

Mr A Foye was an active member of the Taylor & Francis Group Pension and Life Assurance Scheme throughout the year. This is a defined benefit scheme which provides for a pension on retirement of up to two thirds of final basic salary at the age of 63. Dependants are eligible for dependants' pension and the payment of a lump sum in the event of the member's death in service. Further details of the benefits accrued under the scheme are shown on page 33.

Performance Graph

The graph below shows the Company's performance, measured by total shareholder return, compared with the performance of the FTSE All Share Media Index, also measured by total shareholder return, in the five-year period ended 31 December 2005. The FTSE All Share Media Index has been selected for this comparison because the Company is a constituent company of that index.

Informa plc Total Shareholder Return vs FTSE All Share Media Index 2001-2005



120
100
80
60
40
20
0
Return Index
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
--- Informa plc
— FTSE All Share Media Index
Source: Datastream

Directors' Contracts

At 31 December 2005 and in accordance with the Company's policy, each of the Executive Directors had service contracts with an indefinite term under which 12 months' notice must be given by the Company or by the Director. In the event of early termination, each of the Executive Directors' contracts provide for compensation equal to basic salary, bonus, benefits allowance and retirement benefit for the notice period.

Each of the Non-Executive Directors has specific terms of appointment, terminable by three months' notice, but envisaged to be initially for three years.

The dates of the Directors' original contracts are shown in the table below, although the contracts have been amended from time to time by letter agreement as required to reflect changes to, for example, salary or fee levels. The contracts, which include details of remuneration, will be available for inspection at the Annual General Meeting.

	Date of original contract		Date of original contract
Executive Directors		**Non-Executive Directors**	
P Rigby	25 Sep 1996	R Hooper	10 May 2004
D Gilbertson	27 Feb 1996	D Mapp	10 May 2004
A Foye	1 Jan 1998	S Watson	10 May 2004
		P Kirby	3 Aug 2004
		J Davis	19 Sep 2005

Non-Executive Directors

The remuneration of the Non-Executive Directors is determined by the Board within the limits set by the Articles of Association. Fees are reviewed annually, including a comparison with the level of fees paid by other companies of similar size and complexity.

From 1 January to 9 March 2005 the basic fee payable to Non-Executive Directors was £35,000 per annum, increasing to £36,000 from 10 March 2005. Also from 10 March 2005, the date of his appointment as Non-Executive Chairman, the basic fee payable to Mr R Hooper was increased to £120,000 per annum.

During 2005 the Non-Executive Directors were also paid £2,000 per annum for the additional work performed by them as members of the Nomination, Remuneration and Audit Committees or £3,000 and £7,500 per annum, respectively, as chairmen of the Remuneration and Audit Committees.

Non-Executive Directors are not eligible to participate in any of the Company's share incentive schemes or join any Company pension scheme.

Audited Information

Aggregate Directors' Remuneration

The total amounts for Directors' remuneration were as follows:

	2005 £'000	2004 £'000
Emoluments	**2,240**	2,829
Compensation for loss of office	**930**	491
Gains on exercise of share options	**524**	1,430
Retirement contributions	**678**	456
	4,372	5,206

Directors' Emoluments and Compensation

The figures shown below for 2004 in respect of Messrs A Foye, D Mapp, D Smith and D Cruickshank include amounts earned as Directors of Taylor & Francis Group plc prior to its merger with Informa in May 2004:

	Basic salary/fees £'000	Bonus accrued £'000	Benefits in kind/ allowance £'000	Total 2005 £'000	Total 2004 £'000	Compensation for loss of office £'000
Executive Directors						
P Rigby	453	–	28	**481**	623	–
D Gilbertson	428	428	28	**884**	758	–
A Foye	258	258	26	**542**	466	–
D Smith (resigned 10 March 2005)	78	–	9	**87**	716	930
J Wilkinson (resigned 10 May 2004)	–	–	–	–	80	–
	1,217	686	91	**1,994**	2,643	930
Non-Executive Directors						
R Hooper	105	–	–	**105**	39	–
D Mapp	46	–	–	**46**	35	–
S Watson	41	–	–	**41**	34	–
P Kirby (appointed 1 Sep 2004)	40	–	–	**40**	12	–
J Davis (appointed 1 Oct 2005)	10	–	–	**10**	–	–
D Cruickshank	4	–	–	**4**	55	–
E Barton (resigned 10 May 2004)	–	–	–	–	11	–
Aggregate emoluments	1,463	686	91	**2,240**	2,829	930

Mr P Rigby waived his contractual right to his bonus of £453,500. An equivalent sum is being paid as an additional employer pension contribution.

Mr D Smith was paid £930,000 compensation for loss of office pursuant to the terms of his service contract, comprising basic salary, benefits allowance, pension entitlement and bonus that would have been earned for the year.

The fees shown above for the services of Mr R Hooper were paid to Hooper Communications and for the services of Mr S Watson to CMS Cameron McKenna.

Aggregate emoluments disclosed above do not include any amounts in respect of the value of share options granted to or held by Directors or of matching awards made under the Company's Share Matching Plan; details of these share-based incentives are given below.

Directors' Share Interests

The Directors who held office at 31 December 2005 had the following beneficial interests in the issued share capital of the Company:

	At 31 December 2005 ordinary shares	At 31 December 2004* ordinary shares
R Hooper	**14,000**	6,508
P Rigby	**575,540**	477,341
D Gilbertson	**598,842**	502,168
A Foye	**355,257**	295,236
D Mapp	**40,496**	28,926
S Watson	**12,950**	9,250
P Kirby	**–**	–
J Davis	**10,000**	–

* Or date of appointment if later.

None of the Directors had any beneficial interests in the shares of other Group companies.

In addition to the beneficial interests in the shares of the Company shown above, Messrs Rigby, Gilbertson and Foye are, for the purposes of the Companies Act 1985, regarded as interested in the 2,842 ordinary shares which Informa QUEST Limited, as trustee of the Informa Group Qualifying Employee Share Ownership Trust holds and in the 632,775 ordinary shares which HSBC Trustee (CI) Limited, as trustee of the Informa Group Employee Share Trust holds. Employees of the Group (including Messrs Rigby, Gilbertson and Foye) are potential beneficiaries under these trusts.

Other than the purchase of 56 Share Incentive Plan shares by each of Messrs Rigby, Gilbertson and Foye, there have been no changes in Directors' share interests from 31 December 2005 to the date of this Report.

The above interests exclude any shares awarded under the Share Matching Plan, shown below.

Share Matching Plan

Set out below are the details of matching awards granted under the Company's Share Matching Plan:

	At 31 December 2004	Granted during year	Rights Issue adjustment*	Vested during year	At 31 December 2005	Award date	Vesting date	Expiry date
P Rigby	15,900		1,908	–	**17,808**[1]	13.04.04	13.04.07	13.04.14
	–	94,606	11,352	–	**105,958**[2]	19.04.05	19.04.08	19.04.15
D Gilbertson	14,100		1,692	–	**15,792**[1]	13.04.04	13.04.07	13.04.14
	–	90,634	10,876	–	**101,510**[2]	19.04.05	19.04.08	19.04.15
A Foye	–	55,486	6,658	–	**62,144**[2]	19.04.05	19.04.08	19.04.15

* Adjustment for the bonus fraction element of the July 2005 Rights Issue.

1 Matching award vests on the third anniversary of the date of grant, subject to continued employment on the anniversary date.

2 Matching award granted on 19 April 2005 when the market value of the Company's shares was 405.75p (as adjusted for the July 2005 Rights Issue). The award vests on the third anniversary of the date of grant, subject to continued employment on the anniversary date and on a sliding scale, subject to the achievement of performance targets over the three-year performance period, including the year of grant, as follows:

- one-half share where compound annual adjusted earnings per share growth exceeds the growth in RPI plus 5%;
- two shares where compound annual adjusted earnings per share growth exceeds the growth in RPI plus 12% or more; and
- pro rata on a straight-line basis between these two points.

Directors' Share Options

Set out below are the details of options to acquire shares in Informa plc held by the Directors who served during the year. No options were granted or lapsed during 2005.

	At 31 December 2004	Rights Issue adjustment*	Exercised	Exercise price (p)	Adjusted * exercise price (p)	Market price at date of exercise (p)	At 31 December 2005	Exercise period
P Rigby	3,953	474	(4,427)	240.30	214.55	403.00	–	
	3,924	470	–	201.50	179.91	–	**4,394**[1]	04.04.00 to 13.04.07
	93,516	11,221	–	401.00	358.04	–	**104,737**[1]	01.10.02 to 30.09.09
	52,272	6,272	–	825.00	736.61	–	**58,544**[1]	20.03.03 to 19.03.10
	81,648	9,797	–	581.00	518.75	–	**91,445**[1]	07.03.04 to 06.03.11
	111,879	13,425	–	282.67	252.38	–	**125,304**[2]	15.03.05 to 14.03.12
	136,234	16,348	–	373.00	333.04	–	**152,582**[3]	04.03.07 to 03.03.14
	483,426	58,007	(4,427)				**537,006**	
D Gilbertson	100,000	11,999	–	219.00	195.54	–	**111,999**[1]	21.08.01 to 20.08.08
	82,294	9,875	–	401.00	358.04	–	**92,169**[1]	01.10.02 to 30.09.09
	46,000	5,520	–	825.00	736.61	–	**51,520**[1]	20.03.03 to 19.03.10
	71,772	8,612	–	581.00	518.75	–	**80,384**[1]	07.03.04 to 06.03.11
	98,347	11,801	–	282.67	252.38	–	**110,148**[2]	15.03.05 to 14.03.12
	119,885	14,386	–	373.00	333.04	–	**134,271**[3]	04.03.07 to 03.03.14
	518,298	62,193	–				**580,491**	
A Foye	75,554	9,066	–	344.11	307.24	–	**84,620**[1]	26.04.04 to 25.04.08
	38,666	4,639	–	375.00	334.82	–	**43,305**[2]	27.05.05 to 26.05.09
	33,901	4,068	–	254.41	227.15	–	**37,969**[4]	30.04.06 to 29.04.10
	33,901	4,068	–	254.41	227.15	–	**37,969**[5]	30.04.06 to 29.04.10
	55,690	6,682	–	341.17	304.16	–	**62,372**[6]	22.03.07 to 21.03.11
	237,712	28,523	–				**266,235**	
D Smith (resigned 10 March 2005)[7]	66,666	–	(66,666)	344.11	–	417.00	–	
	66,666	–	(66,666)	344.11	–	417.00	–	
	99,415	–	(99,415)	344.11	–	388.00	–	
	99,415	–	(99,415)	375.00	–	386.57	–	
	48,782	–	(48,782)	375.00	–	415.79	–	
	48,782	–	(48,782)	254.41	–	415.79	–	
	95,257	–	(95,257)	254.41	–	426.25	–	
	524,983	–	(524,983)				–	

* Adjusted for the bonus fraction element of the July 2005 Rights Issue by a factor of 1.12.

1 The performance conditions applying to these options had been satisfied as of 31 December 2004 and hence these options have vested.

2 The performance conditions applying to these options had been satisfied as of 31 December 2004 and these options vested and became exercisable during 2005 from the date shown in the exercise period.

3 Options vest if diluted earnings per share growth, excluding non-recurring and non-trading items, amortisation and inflation (Inflation-Adjusted EPS Growth) is at least 9% over the three-year period from the year of grant, subject, if necessary, to re-testing (at 12%) after four years or (at 15%) after five years.

4 Options vest if Inflation-Adjusted EPS Growth under UK GAAP was at least 3% per year in each of the three years ended 31 December 2005. The target having been achieved, these options have vested and become exercisable from 30 April 2006.

5 Options vest if Inflation-Adjusted EPS Growth under UK GAAP was at least 10% per year in each of the three years ended 31 December 2005. The target having been achieved, these options have vested and will become exercisable from 30 April 2006.

6 Options vest if Inflation-Adjusted EPS Growth is at least 3% per year in each of the three years ending 31 December 2006.

7 Upon cessation of employment all options held by Mr D Smith became exercisable.

The market price of the Company's ordinary shares at 31 December 2005 was 433.75p and the range during the year was 329.24p to 433.75p. The daily average market price during the year was 380.99p. Historic share price data prior to 1 July 2005 has been adjusted for the bonus fraction element of the Rights Issue by dividing by a factor of 1.12.

Directors' Pension Entitlements

Two Directors are members of defined benefit pension schemes provided by the Company or its subsidiaries and have accrued entitlements under the schemes as follows:

	Accrued pension 31 December 2004 £'000	Increase in accrued pension in the year £'000	**Accrued pension 31 December 2005 £'000**
D Gilbertson	30	3	**33**
A Foye	81	8	**89**

The following table sets out the transfer values of the Directors' accrued benefits under the schemes calculated in a manner consistent with "Retirement Benefit Schemes – Transfer Values (GN11)" published by the Institute of Actuaries and the Faculty of Actuaries:

	Transfer value 31 December 2004 £'000	Contributions made by the Director £'000	Increase in transfer value in the year net of contributions £'000	**Transfer value 31 December 2005 £'000**
D Gilbertson	295	4	26	**325**
A Foye	424	–	79	**503**

The following additional information is given to comply with the requirements of the Listing Rules of the Financial Services Authority, which differ in some respects from the equivalent statutory requirements:

	Increase in accrued pension in the year in excess of inflation £'000	Transfer value of increase in year less Directors' contributions £'000
D Gilbertson	1	10
A Foye	4	25

The transfer values disclosed above do not represent a sum paid or payable to the individual Director; instead they represent a potential liability of the pension scheme.

Contributions paid by the Company directly to Directors or their nominated retirement investment vehicles in respect of their retirement benefit entitlements were as follows.

	2005 £'000	2004 £'000
P Rigby	**567**	298
D Gilbertson	**92**	72
A Foye	**–**	3
D Smith (resigned 10 March 2005)	**19**	69
J Wilkinson (resigned 10 May 2004)	**–**	14
	678	456

Mr P Rigby waived 100% of his entitlement to a bonus for 2005 (£453,500) and an equivalent sum is being paid as an employer pension contribution. Mr P Rigby waived 50% of his entitlement to a bonus for 2004 (£199,000) and an equivalent sum was paid as an employer pension contribution.

Approval

This Report was approved by the Board of Directors and signed on its behalf by:

Dr Pamela Kirby
Chairman of the Remuneration Committee
13 March 2006

The Directors are responsible for preparing the Annual Report and the financial statements. The Directors have chosen to prepare accounts for the Group in accordance with International Financial Reporting Standards adopted by the European Commission (IFRS) and for the Company in accordance with United Kingdom Generally Accepted Accounting Practice.

In the case of UK GAAP accounts, the Directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed.

In the case of IFRS accounts, International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's "Framework for the preparation and Presentation of Financial Statements". In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors are responsible for ensuring that the Company keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' Report and Directors' Remuneration Report which comply with the requirements of the Companies Act 1985.

The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Independent Auditors' Report to the Members of Informa plc

We have audited the Group financial statements (the "financial statements") of Informa plc ("the Group") for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense, and the related Notes 1 to 42. These financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the Directors' Remuneration Report that is described as being audited.

We have reported separately on the individual Company financial statements of Informa plc for the year ended 31 December 2005.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Group Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRS) as adopted for use in the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements and the part of the Directors' Remuneration Report described as having been audited, in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the Group financial statements and the part of the Directors' Remuneration Report described as having been audited, have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the Directors' Report is not consistent with the Group financial statements. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration requirements specified for review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the Corporate Governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the Annual Report for the above year as described in the contents section and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended; and
- the Group financial statements and the part of the Directors' Remuneration Report described as having been audited, have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Reading

13 March 2006

	Notes	Year ended 2005 £'000	Year ended 2004 £'000
Continuing operations			
Revenue	6	**729,280**	449,845
Change in inventories of finished goods and work in progress		**3,091**	4,447
Raw materials and consumables used		**(239,360)**	(150,028)
Employee benefit expense		**(210,710)**	(139,954)
Depreciation expense		**(8,175)**	(7,059)
Amortisation of intangible fixed assets		**(49,755)**	(9,620)
Goodwill impairment		**–**	(15,000)
Other expenses		**(132,953)**	(70,292)
Operating profit	15	**91,418**	62,339
Non-operating income and expense	9	**(28)**	(1,118)
Finance costs	11	**(36,247)**	(20,534)
Investment income	12	**5,902**	2,308
Profit before tax		**61,045**	42,995
Deferred tax adjustment (released)/recognised on UK restructuring		**(35,224)**	35,386
Other tax		**(15,054)**	(8,545)
Tax	13	**(50,278)**	26,841
Profit for the year from continuing operations		**10,767**	69,836
Discontinued operations			
Loss for the year from discontinued operations	14	**(1,885)**	–
Profit for the year		**8,882**	69,836
Attributable to:			
– Equity holders of the parent		**8,825**	69,862
– Minority interests		**57**	(26)
Earnings per share	17		
From continuing operations:			
– Basic (p)		**2.76**	25.47
– Diluted (p)		**2.75**	25.30
From continuing and discontinued operations:			
– Basic (p)		**2.27**	25.47
– Diluted (p)		**2.26**	25.30

Consolidated Statement of Recognised Income and Expense

For the Year Ended 31 December 2005

	Notes	Year ended 2005 £'000	Year ended 2004 £'000
Actuarial losses on defined benefit pension schemes	39	**(3,766)**	(2,935)
Exchange differences on translation of foreign operations		**4,367**	(6,800)
Cash flow hedges: gains taken to equity		**3,789**	–
Tax on items taken directly to equity	13	**(3,752)**	881
Profit for the year		**8,882**	69,836
Total recognised income and expense for the year		**9,520**	60,982
Attributable to:			
– Equity holders of the parent		**9,463**	61,008
– Minority interests		**57**	(26)
Change in accounting policy to adopt IAS 32 and IAS 39			
Attributable to:			
– Equity holders of the parent	4	**(5,948)**	–
– Minority interests		**–**	–

	Notes	2005 £'000	2004 £'000
Assets			
Non-current assets			
Goodwill	18	**1,123,418**	603,023
Other intangible assets	19	**935,687**	481,024
Property and equipment	20	**22,868**	21,479
Available for sale investments	23	**10,279**	10,605
Deferred tax assets	25	**13,106**	40,098
		2,105,358	1,156,229
Current assets			
Trade and other receivables	24	**187,699**	98,213
Inventory	26	**31,138**	27,535
Cash and cash equivalents	27(a), 36	**20,654**	19,126
		239,491	144,874
Non-current assets classified as held for sale	42	**4,574**	5,924
Total assets		**2,349,423**	1,307,027
Equity and liabilities			
Capital and reserves			
Called up share capital	28	**42,152**	29,946
Share premium account	29	**496,826**	192,097
Reserve for shares to be issued	29	**1,124**	1,647
Merger reserve	29	**496,400**	496,400
Other reserve	29	**37,398**	37,398
ESOP trust shares	29	**(3,334)**	(4,731)
Hedging and translation reserve	29	**408**	(6,800)
Retained losses	29	**(145,096)**	(114,132)
Equity attributable to equity holders of the parent		**925,878**	631,825
Minority interests	30	**110**	53
Total equity		**925,988**	631,878
Non-current liabilities			
Long-term borrowings	27(a)	**692,500**	305,721
Deferred tax liabilities	25	**240,431**	101,901
Retirement benefit obligation	39	**17,729**	22,535
Provisions	31	**1,847**	53
Trade and other payables	32	**4,852**	465
		957,359	430,675
Current liabilities			
Short-term borrowings	27(a)	**63,521**	15,346
Current tax liabilities		**58,620**	23,141
Provisions	31	**2,014**	607
Trade and other payables	32	**154,476**	81,019
Deferred income	33	**187,445**	124,361
		466,076	244,474
Total liabilities		**1,423,435**	675,149
Total equity and liabilities		**2,349,423**	1,307,027

These financial statements were approved by the Board of Directors on 13 March 2006 and were signed on its behalf by:

P Rigby
Director

A Foye
Director

	Notes	Year ended 2005 £'000	Year ended 2004 £'000
Operating activities			
Cash generated by operations	36	**160,929**	91,942
Income taxes paid		**(12,231)**	(9,419)
Interest element of finance lease payments		**(1)**	(2)
Interest paid		**(32,921)**	(15,029)
Net cash from operating activities		**115,776**	67,492
Investing activities			
Investment income		**4,708**	2,308
Proceeds on disposal of available for sale investments		**–**	11
Proceeds on disposal of property and equipment		**200**	3,220
Purchases of intangible software assets		**(5,605)**	–
Purchases of property and equipment		**(9,511)**	(8,484)
Purchases of available for sale investments		**(89)**	(1,427)
Acquisition of subsidiaries and businesses	35	**(812,787)**	(22,063)
Net cash used in investing activities		**(823,084)**	(26,435)
Financing activities			
Dividends paid		**(27,271)**	(15,822)
Repayments of borrowings		**(617,287)**	(285,981)
New bank loans raised		**1,035,914**	263,316
Repayments of obligations under finance leases		**(23)**	(40)
Proceeds from the issue of share capital		**316,935**	3,412
Net cash from/(used in) financing activities		**708,268**	(35,115)
Net increase in cash and cash equivalents		**960**	5,942
Cash and cash equivalents at beginning of year		**15,125**	9,183
Cash and cash equivalents at end of year		**16,085**	15,125

1 General Information

Informa plc is a company incorporated in the United Kingdom. The Company name was changed following a special resolution from T&F Informa plc on 18 August 2005. The address of the registered office is given on page 19. The nature of the Group's operations and its principal activities are set out in Note 7 and in the Directors' Report on pages 20 to 21.

These financial statements are presented in pounds sterling (GBP) because that is the currency of the primary economic environment in which the group operates. Foreign operations are included in accordance with the policies set out in note 3.

At the date of authorisation of these financial statements, the following standards and interpretations which have not been applied in these financial statements were in issue but have not yet come into effect:

IFRS 6 *Exploration for and Evaluation of Mineral Resources*
IFRS 7 *Financial instruments: Disclosures;* and the related amendment to IAS 1 on capital disclosures
IFRIC 4 *Determining whether an Arrangement contains a Lease*
IFRIS 5 *Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*

The Directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007. The additional disclosures under IFRS 7 include stating the carrying amount of financial assets and liabilities under each of the classifications in IAS 39 "Financial Instruments: Recognition and Measurement"; an analysis of the age for financial assets that are either past due or impaired; a reconciliation of changes in carrying amounts during a period where impairment is recorded through an allowance account as opposed to a direct reduction to the carrying amount of the financial asset; and additional requirements on providing sensitivity analysis on market risks and how changes in these risks would have impacted profit or loss and equity in the period.

2 Basis of Preparation

On 1 January 2005, Informa plc adopted International Financial Reporting Standards ("IFRS"). Informa plc has elected to adopt the amendments to IAS 19 "Employee Benefits", issued in December 2004, in advance of their effective date of 1 January 2006 and is presenting actuarial gains and losses arising on defined benefit pension schemes in the Consolidated Statement of Recognised Income and Expense.

The comparative figures for the financial year ended 31 December 2004 have been restated from accounting principles generally accepted in the United Kingdom ("UK GAAP") to IFRS. Reconciliations between UK GAAP and IFRS equity as at 1 January 2004 and 31 December 2004 and a reconciliation of profit and loss for the year ended 31 December 2004 are included in Note 42. The IFRS 1 exemptions adopted by the Group along with the key impact analysis between UK GAAP and IFRS on the financial year ended 31 December 2004 are included within the Regulatory Announcement "REG-T&F Informa plc IFRS Statement" released on 13 June 2005.

The Group adopted IAS 32 "Financial Instruments: Presentation and Disclosure" and IAS 39 "Financial Instruments: Recognition and Measurement" on 1 January 2005. The impact on the opening balance sheet as shown in the Regulatory Announcement "REG-T&F Informa plc IFRS Statement" made on 13 June 2005 is set out in Note 4.

The Group believes that adjusted operating profit (Note 9) and adjusted earnings per share (Note 17) provide additional useful information on underlying trends to shareholders. These measures are used for internal performance analysis and incentive compensation arrangements for employees. The term adjusted is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit. The principal adjustments made are in respect of:

- Restructuring costs – the costs incurred by the Group in reorganising and integrating businesses, notably in relation to acquisitions and closures, are classified as restructuring;
- Amortisation and impairment of acquired intangible fixed assets – the Group continues to amortise these intangible fixed assets and test for impairment of those assets but does not see these charges as integral to underlying trading;
- Non-trading items – for example gains and losses on disposal of fixed assets;
- Bank facility fees written off – capitalised facility fees are amortised over the loan periods but where syndicated loan facilities have been terminated early and new facilities undertaken on funding major acquisitions, the unamortised fees are immediately expensed. This accelerated expense is not viewed as being part of operating activities and is thus excluded from the adjusted results; and
- Discontinuing activities – where the Group is in the process of exiting a major geographical location or line of business, having announced the decision but still being in the process of winding down trade.

The Group's operations are split into three broad market sectors of Academic & Scientific, Professional, and Commercial. These divisions are further analysed in to more specific segments which bring together products in comparable market areas under common business heads. This is how the Group's operational management is structured and its results are reviewed and thus form the primary reporting segments (Note 7).

3 Accounting Policies

Basis of Accounting
The financial statements have been prepared in accordance with IFRS.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies are adopted are set out below. Refer to the reconciliations in Note 42, the Regulatory Announcement "REG-T&F Informa plc IFRS Statement" made on 13 June 2005 and the Interim Report released on 22 September 2005 for the impacts of the transition from UK GAAP to IFRS.

Basis of Consolidation
The consolidated financial statements incorporate the accounts of the Company and all of its subsidiaries and joint ventures. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The results of subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the results of acquired subsidiaries to bring their accounting policies into line with those used by other members of the Group.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity and consist of the amount of those interests at the date of the original business combination plus their share of changes in equity since that date.

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control, which is when the strategic and operating policy decisions require the unanimous consent of the parties sharing control. The arrangements the Group has entered into involve the establishment of a separate entity in which each venturer has an interest. The Group reports its interests using proportionate consolidation and combines its share of the assets, liabilities, income and expense with the equivalent items in the consolidated financial statements on a line-by-line basis.

Revenue
Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes, and provisions for returns and cancellations.

Subscription income is deferred and recognised over the term of the subscription. Conference income is deferred and recognised when the conference is held. Income from managed events represents fees earned and is recognised when the event is held. Consulting and training revenues are recognised as services are delivered. Where consultancy services are provided over a period of time, revenue is recognised using the stage of completion method when the outcome of the contract can be measured reliably. The stage to completion is determined with regard to key milestones in the contract being attained and the percentage of services performed under the contract as a percentage of the total services to be performed. Royalties revenue is recognised as the franchisee recognises their revenue.

Interest Income
Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend Income
Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Business Combinations
The acquisition of subsidiaries is accounted for using the purchase method. The cost of acquisition is measured at the aggregate of fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for resale in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", which are recognised and measured at fair value less costs to sell.

Goodwill
Goodwill arising on the acquisition of subsidiary companies and businesses is calculated as the excess of purchase consideration over the fair value of net identifiable assets and liabilities at the date of acquisition. It is recognised as an asset at cost, assessed for impairment at least annually and subsequently measured at cost less accumulated impairment losses. Any impairment is recognised immediately in the Income Statement and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the combination. Goodwill is tested for impairment annually or more frequently when there is an indication that it may be impaired. Where an impairment test is performed a discounted cash flow analysis is carried out based on the cash flows of the cash-generating unit compared with the carrying value of that goodwill. Management estimate the discount rates as the risk affected cost of capital for the particular cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Upon disposal the attributable carrying value of goodwill is included in the calculation of the profit or loss on disposal.

3 **Accounting Policies** continued

Intangible Assets
Intangible assets are initially measured at cost. For business combinations, cost is calculated based on the Group's valuation methodology, using discounted cash flows. These assets are amortised over their estimated useful lives on a straight-line basis, which are as follows:

Book lists	20 years
Journal titles	20 to 40 years
Database content and intellectual property	Four to ten years
Large scale events and exhibitions	Eight to ten years

Software which is not integral to a related item of hardware is included in intangible assets. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with, and who devote substantial time to, the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its internal purpose. These costs are amortised over their expected useful lives which are deemed to be three to five years.

The expected useful lives of intangible assets are reviewed annually.

Property and Equipment
Property and equipment is recorded at cost less accumulated depreciation and provision for impairment. Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets on a straight-line basis over the estimated useful lives of the assets. The rates of depreciation are as follows:

Freehold property	50 years
Leasehold properties and improvements	Over life of the lease
Equipment, fixtures and fittings	Three to 15 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the Income Statement.

Available For Sale Investments
Available for sale investments are held at fair value where movements are taken through equity.

Non-Current Assets Classified as Held For Sale
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Inventory
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and expenses incurred in bringing the inventory to its present location and condition. Net realisable value represents the estimated selling price less marketing and distribution costs expected to be incurred.

Foreign Currencies
Transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the Balance Sheet date are retranslated at the rates ruling at that date. These translation differences are disclosed in the Income Statement.

Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the Income Statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts and options (see below for details of the Group's accounting policies in respect of such derivative financial instruments).

The balance sheets of foreign subsidiaries are translated into pounds sterling at the closing rates of exchange. The results are translated at an average rate, recalculated for each month between that month's closing rate and the equivalent for the preceding month.

Foreign exchange differences arising from the translation of opening net investments in foreign subsidiaries at the closing rate are taken directly to the hedging and translation reserve. In addition, foreign exchange differences arising from retranslation of the foreign subsidiaries' results from average rate to closing rate are also taken directly to the Group's hedging and translation reserve. Such translation differences are recognised in the Income Statement in the financial year in which the operations are

3 Accounting Policies continued

disposed of. The translation movement on matched long-term foreign currency borrowings, qualifying as hedged under IAS 39, are also taken directly to the hedging and translation reserve.

Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the lease and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The corresponding liability to the lessor is included in the Balance Sheet as a finance lease obligation. Finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the Income Statement.

Operating lease rentals are charged to the Income Statement in equal annual amounts over the lease term.

Rental income from sub-leasing property space is recognised on a straight-line basis over the term of the relevant lease and is matched with the corresponding payments made under the head lease.

Taxation
The tax expense represents the sum of current tax and deferred tax.

Current tax is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Income Statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the Balance Sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax nor accounting profit.

Deferred tax is calculated for all business combinations from the transition date of 31 March 2004 in respect of intangible assets and properties. A deferred tax liability is recognised to the extent that the fair value of the assets for accounting purposes exceeds the value of those assets for tax purposes and will form part of the associated goodwill on acquisition.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, including interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each Balance Sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the Income Statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Pension Costs
Certain Group companies operate defined contribution pension schemes for employees. The assets of the schemes are held separately from the individual companies. The pension cost charges associated with these schemes represent contributions payable and are charged as an expense when they fall due.

The Group also operates funded defined benefit schemes for employees. The cost of providing these benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each Balance Sheet date. Past service cost is recognised immediately to the extent the benefits are vested, and otherwise are amortised on a straight-line basis over the average period until the benefits become vested. The current service cost and the recognised element of any past service cost are presented within operating profit. The interest cost arising on the pension liability less the interest return on the plan assets is presented within finance costs. Actuarial gains and losses are recognised in full in the period in which they occur, outside of the Income Statement and in the Statement of Recognised Income and Expense. The expected return on plan assets reflects the estimate made by management of the long-term yields that will arise from the specific assets held within the pension plan.

The retirement benefit obligation recognised in the Balance Sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets.

3 Accounting Policies continued

Share Based Payments
The Group has applied the requirements of IFRS 2 "Share based Payment". In accordance with transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group issues equity settled share based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. The fair value of the share options and Long-Term Incentive Plan is measured using the Binomial model of valuation, which is considered to be the most appropriate valuation technique. The valuation takes into account factors such as non-transferability, exercise restrictions and behavioural considerations. To assign a fair value to share awards granted under the Share Matching Plan where the proportion of the award released is dependent on the level of total shareholder return the Monte Carlo Simulation methodology is considered the most appropriate.

An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will actually vest. The estimate of vesting is reviewed annually, with any impact on the cumulative charge being recognised immediately.

Financial Instruments
Financial assets and financial liabilities are recognised on the Group's Balance Sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade Receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Investments
Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Investments are classified as either held for trading or available for sale, and are measured at subsequent reporting dates at fair value. Fair values are based on market values for listed investments and discounted future cash flows for non-listed investments. Where securities are held for trading purposes, gains or losses arising from changes in fair value are included in the Income Statement for the period. For available for sale investments, gains or losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the Income Statement for the period. Impairment losses recognised in the Income Statement for equity investments classified as available for sale are not subsequently reversed through the Income Statement. Impairment losses recognised in the Income Statement for debt instruments classified as available for sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible (with a maturity of three months or less) to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial Liabilities and Equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank Borrowings
Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis in the Income Statement using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade Payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Equity Instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

3 Accounting Policies continued

Derivative Financial Instruments and Hedge Accounting

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The derivative instruments utilised by the Group to hedge these exposures are interest rate swaps, cross currency swaps and spot and forward foreign exchange contracts. The Group does not use derivative contracts for speculative purposes.

The Board sets the Group's treasury policy to ensure that it has adequate financial resources to develop the Group's businesses and to manage the currency and interest risks to which the Group is exposed. All external hedging is performed by the Group Treasury Function. Group Treasury acts as a service centre operating under the clearly defined regulation of the Board. The Group monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the Income Statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the Income Statement in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the Income Statement as they arise.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Income Statement for the period.

Finance Costs

Finance costs of debts are capitalised against the debt value on first drawdown of the debt and are recognised in the Income Statement at a constant rate over the life of the debt.

ESOP Trust Shares

Own shares deducted in arriving at shareholders' funds represent the cost of the Company's ordinary shares acquired by the Employee Share Option Plan (ESOP) trusts in connection within certain of the Group's employee share schemes.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the Balance Sheet date, and are discounted to present value where the effect is material.

Restructuring provisions are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties.

4 IAS 32 and IAS 39

The Group adopted IAS 32 "Financial Instruments: Presentation and Disclosure" and IAS 39 "Financial Instruments: Recognition and Measurement" from 1 January 2005. In the preparation of its financial statements in accordance with IFRS for the year ended 31 December 2004, the Group continued to apply the hedge accounting rules of UK GAAP, taking advantage of the exemption available within IFRS 1 "First-Time Adoption of IFRS".

The Group is required to recognise transitional adjustments in accounting for its financial instruments in accordance with the measurement requirements of IAS 39 at 1 January 2005. The financial impact of the adoption is detailed in the Statement of Recognised Income and Expense.

IFRS 1 requires the Group to recognise various transitional adjustments to account for those hedging relationships at 1 January 2005. The accounting for those hedging relationships at transition depends on the nature of the hedged item and the hedged risk.

The Group's interest rate swaps and forward exchange contracts and similar instruments that were fair value hedges of interest and foreign exchange risk on borrowings under UK GAAP were not previously accounted for on the Balance Sheet at their full fair value. In these cases, the difference between the derivative's fair value and its previously reported carrying value has been recognised directly in opening equity (hedging and translation reserve). This has the effect of increasing trade and other receivables (prepayments) by £1,503,000 and increasing trade and other payables (accruals) by £2,451,000. Future adjustments to hedged borrowings will be recognised in earnings on an amortised basis.

4 IAS 32 and IAS 39 continued

All derivative instruments will continue to be recognised on the Balance Sheet at fair value with future gains and losses being recognised immediately in earnings, except when the cash flow hedging requirements of IAS 39 are met, in which case the effective portion of gains and losses are deferred in equity and are recycled through the Income Statement at the time the hedged item affects the Income Statement.

In accordance with IAS 39 the Group has increased trade and other payables (accruals) by £5,000,000 to provide for sales ledger credits which are potentially repayable under local country legislation and relevant statutes.

5 Key Sources of Estimation Uncertainty

Key Sources of Estimation Uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Valuation of Share Based Payments
In order to determine the value of share based payments, management are required to make an estimation of the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected volatility is determined by calculating the historical volatility of the Group's share price calculated over one, two and three years back from the date of grant. The list of inputs used in the Binomial and Monte Carlo Simulation models to calculate the fair values are provided in Note 40.

Valuation of Financial Instruments at Fair Value
Management has made a number of assumptions with regards to the models used to value financial instruments at their fair value at year end. Note 27(c) details the methods used to value the primary financial instruments held or issued to finance the Group's borrowing requirements and the derivative financial instruments held to manage the interest rate profile.

Impairment of Goodwill and Other Intangible Assets
There are a number of assumptions management have considered in performing impairment reviews of goodwill and intangible assets. Note 18 details the assumptions that have been applied.

Pension Assumptions
There are a number of assumptions management have considered by use of actuaries which have an impact on the results of the valuation of the pension scheme liabilities at year end. The most significant assumptions are those relating to the rate of return on investments and the rates of increase in salaries and pensions. Note 39 details the assumptions which have been applied.

Vacant Property Provision
The Group has assumed that vacant properties will not be sub-let and has provided in full to the end of the relevant leases (Note 31).

6 Revenue

An analysis of the Group's income is as follows:

	2005 £'000	2004 £'000
Sale of goods	**342,013**	306,624
Rendering of services	**385,262**	143,221
Royalties	**2,005**	–
	729,280	449,845
Investment income (Note 12)	**5,902**	2,308
Discontinued operations – revenue (Note 14)	**1,554**	–
	736,736	452,153

7 Business and Geographical Segments

Business Segments
For management purposes, the Group is currently organised into three operating divisions, Academic & Scientific, Professional and Commercial. These divisions are the basis on which the Group reports its primary segment information. The principal activities are as follows:

Academic & Scientific – provides a portfolio of publications, events and data services for academic and commercial users in the Scientific, Technical & Medical areas and Humanities & Social Science areas.

Professional – this division comprises Financial Data Analysis, which focuses on the electronic delivery of news, data and information solutions to the global financial services industry; Performance Improvement, which provides performance analysis, diagnostics and customised training for corporate and government organisations; and Finance, Insurance, Law & Tax based in the UK and Holland, which contains the finance, legal, media, insurance and banking publications and their related conference and course activity.

7 Business and Geographical Segments continued

Commercial – this division consists of two market facing units, which provide print, electronic and consultancy services and events to the Telecom & Media markets and the Maritime & Commodities industries. The division also contains the Group's regional events businesses (those outside the UK and US).

Analysis by Market Sector

	Revenue		Operating profit/(loss)	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Academic & Scientific division				
Scientific, Technical & Medical	**161,747**	121,737	**28,059**	24,881
Humanities & Social Sciences	**98,790**	67,754	**14,889**	9,546
	260,537	189,491	**42,948**	34,427
Professional division				
Financial Data Analysis	**60,767**	60,212	**17,074**	15,908
Finance, Insurance, Law & Tax	**50,813**	33,136	**5,085**	1,099
Performance Improvement	**106,179**	–	**5,508**	–
	217,759	93,348	**27,667**	17,007
Commercial division				
Regional Events	**143,066**	71,732	**12,845**	8,406
Telecoms & Media	**48,441**	37,695	**2,352**	8,010
Maritime & Commodities	**59,477**	57,579	**5,606**	(5,511)
	250,984	167,006	**20,803**	10,905
Total from continuing operations	**729,280**	449,845	**91,418**	62,339

	Adjusted operating profit	
	2005 £'000	2004 £'000
Academic & Scientific division		
Scientific, Technical & Medical	**42,997**	35,985
Humanities & Social Sciences	**22,466**	16,508
	65,463	52,493
Professional division		
Financial Data Analysis	**17,938**	15,908
Finance, Insurance, Law & Tax	**9,860**	5,311
Performance Improvement	**17,613**	–
	45,411	21,219
Commercial division		
Regional Events	**18,622**	8,406
Telecoms & Media	**12,011**	8,648
Maritime & Commodities	**5,822**	4,639
	36,455	21,693
Adjusted operating profit (Note 9)	**147,329**	95,405

7 Business and Geographical Segments continued

Other Information

	Capital additions (Notes 18, 19 & 20)		Depreciation and amortisation (Notes 19 & 20)		Impairment (Note 18)	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Academic & Scientific division						
Scientific, Technical & Medical	**97,018**	531,659	**15,187**	6,670	**–**	–
Humanities & Social Sciences	**7,331**	289,381	**8,435**	3,366	**–**	–
	104,349	821,040	**23,622**	10,036	**–**	–
Professional division						
Financial Data Analysis	**2,318**	1,278	**1,532**	1,460	**–**	–
Finance, Insurance, Law & Tax	**148,590**	59	**4,570**	175	**–**	4,212
Performance Improvement	**323,304**	–	**11,545**	–	**–**	–
	474,212	1,337	**17,647**	1,635	**–**	4,212
Commercial division						
Regional Events	**406,502**	643	**3,778**	825	**–**	–
Telecoms & Media	**29,219**	–	**9,718**	352	**–**	638
Maritime & Commodities	**284**	106	**401**	644	**–**	10,150
	436,005	749	**13,897**	1,821	**–**	10,788
Unallocated corporate amounts*	**2,240**	3,321	**2,764**	3,187	**–**	–
Consolidated total	**1,016,806**	826,447	**57,930**	16,679	**–**	15,000

* Unallocated includes shared service centres and corporate balances.

Balance Sheet

	Assets		Liabilities	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Academic & Scientific division				
Scientific, Technical & Medical	**764,426**	710,265	**15,584**	50,816
Humanities & Social Sciences	**305,789**	314,079	**27,184**	25,915
	1,070,215	1,024,344	**42,768**	76,731
Professional division				
Financial Data Analysis	**92,733**	77,189	**30,400**	14,888
Finance, Insurance, Law & Tax	**159,692**	14,502	**2,421**	2,825
Performance Improvement	**369,164**	–	**51,616**	–
	621,589	91,691	**84,437**	17,713
Commercial division				
Regional Events	**451,177**	25,216	**82,412**	24,736
Telecoms & Media	**49,379**	19,760	**–**	–
Maritime & Commodities	**38,066**	35,101	**6,125**	5,776
	538,622	80,077	**88,537**	30,512
Unallocated corporate amounts*	**118,997**	110,915	**1,207,693**	550,193
Consolidated total	**2,349,423**	1,307,027	**1,423,435**	675,149

* Unallocated includes shared service centres and corporate balances, including the Group's net debt and taxation (current and deferred) positions. Some Taylor & Francis Group plc assets and liabilities that were previously included in the Academic & Scientific division have now been included in the unallocated corporate section following the consolidation of the back office functions into the shared service centres.

The discontinued operations (Note 14) relate to Euroforum France E.U.R.L. and have been excluded from the segmental analysis for 2005. Euroforum France E.U.R.L. previously formed part of the Regional Events segment and in 2005 had revenues of £1,554,000, a net loss of £1,885,000 and an adjusted operating loss of £500,000. In 2004 the results were included in the segmental analysis and revenue was £2,276,000, with a net loss of £275,000 and an adjusted operating loss of £156,000.

7 Business and Geographical Segments continued

Geographical Segments

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market 2005 £'000	2004 £'000
United Kingdom	**116,225**	86,558
North America	**277,180**	142,364
Continental Europe	**211,869**	147,612
Rest of the World	**124,006**	73,311
	729,280	449,845

Revenue from the Group's discontinued operations was derived from Continental Europe (Euroforum France E.U.R.L.) (2005: £1,554,000, 2004: £2,276,000).

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions (Notes 18, 19 & 20)	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
United Kingdom	**1,053,122**	504,291	**184,361**	337,869
North America	**1,033,691**	756,424	**607,682**	486,838
Continental Europe	**136,972**	24,108	**103,504**	1,374
Rest of the World	**125,638**	22,204	**121,259**	366
	2,349,423	1,307,027	**1,016,806**	826,447

8 Restructuring Costs

The acquisitions of IIR Holdings Limited in July 2005 and Taylor & Francis Group plc in May 2004 led to the re-organisation of the Group, particularly in relation to the merging of back office functions. To the extent that employees could not be redeployed, termination terms were agreed. In 2005, there were also costs associated with Board-level changes and £1,008,000 of vacant property costs which relate to a dormant overseas subsidiary and additional provisions in respect of the 2004 US book reorganisation.

	2005 £'000	2004 £'000
Board level changes	**1,200**	–
Acquisition and integration	**6,069**	9,285
Vacant property	**1,008**	–
	8,277	9,285

In the year ended 31 December 2005, acquisition and integration costs comprise reorganisation costs of £3,436,000, redundancies of £2,126,000 and vacant property provisions of £507,000. These items are included in the other expenses line on the Income Statement except for redundancies which are included in employee benefit expense. Board level changes costs are also included within employee benefit expense. Restructuring and re-organisation costs of £9,285,000 in the year ended 31 December 2004 consist of costs of re-organising book publications operations in the UK and US of £4,200,000, redundancy costs of £3,657,000, property move costs of £762,000 and other reorganisation costs of £666,000.

9 Adjusted Figures – Continuing Operations

	2005 £'000	2004 £'000
Reconciliation of operating profit to adjusted operating profit:		
Operating profit	**91,418**	62,339
Adjusting operating profit items		
Restructuring and re-organisation costs (Note 8)	**8,277**	9,285
Intangible asset amortisation[1]	**47,634**	8,781
Goodwill impairment	**–**	15,000
Adjusting operating profit items	**55,911**	33,066
Adjusted operating profit	**147,329**	95,405
Reconciliation of profit before tax to adjusted profit before tax:		
Profit before tax	**61,045**	42,995
Adjusting operating profit items	**55,911**	33,066
Non-operating income and expense[2]		
Loss on disposal of fixed assets	**–**	921
Loss on sale of businesses	**–**	(3)
Impairment of other investment	**–**	200
	–	1,118
Finance (income)/costs		
Gain on exchange contract	**(3,426)**	–
Bank facility fees written off on acquisition of business	**1,827**	2,415
	(1,599)	2,415
Adjusting profit before tax items	**54,312**	36,599
Adjusted profit before tax	**115,357**	79,594
Reconciliation of profit for the year to adjusted profit for the year from continuing operations:		
Profit for the year from continuing operations	**10,767**	69,836
Adjusted profit before tax items	**54,312**	36,599
Deferred tax adjustment (released)/recognised on UK restructuring	**35,224**	(35,386)
Prior year tax adjustments	**–**	(6,964)
Attributable tax expense on adjusting items	**(13,802)**	(6,188)
	21,422	(48,538)
Adjusting profit items for the year	**75,734**	(11,939)
Adjusted profit for the year from continuing operations	**86,501**	57,897

[1] Excludes software amortisation.
[2] An amount of £28,000 is shown in the Income Statement in 2005 as a non-operating expense, but has been excluded from the above anaylsis, as it is not an adjusting item as defined in Note 2.

10 Staff Numbers and Costs

The monthly average number of persons employed by the Group (including Directors) during the year, analysed by category, was as follows:

	Number of employees	
	2005	2004
Academic & Scientific division	**1,798**	1,627
Professional division	**1,994**	1,489
Commercial division	**1,769**	884
	5,561	4,000

Their aggregate remuneration comprised:

	2005 £'000	2004 £'000
Wages and salaries	**183,512**	117,716
Social security costs	**20,204**	13,739
Pension costs charged to operating profit (Note 39)	**4,982**	4,037
Redundancy costs	**2,012**	4,462
	210,710	139,954

The remuneration of Directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 "Related Party Disclosures". Further information about the remuneration of individual Directors is provided in the audited part of the Directors' Remuneration Report on pages 27 to 33.

	2005 £'000	2004 £'000
Short-term employee benefits	**2,153**	2,607
Post-employment benefits	**659**	432
Termination benefits	**1,200**	491
Share based payment	**524**	1,430
	4,536	4,960

11 Finance Costs

	2005 £'000	2004 £'000
Interest on bank overdrafts and loans	**31,728**	15,979
Bank loan facility fees expensed on business combination*	**1,827**	2,415
Finance lease charges	**1**	3
Interest on pension scheme liabilities (Note 39)	**2,691**	2,137
	36,247	20,534

* On 6 July 2005, certain bank facilities expired on the acquisition of IIR Holdings Limited and the unamortised element of the related fees was written off at that date. On 10 May 2004, certain bank facilities available to Taylor & Francis Group plc and Informa Group plc expired on the business combination. The unamortised element of the related fees was written off at that date.

12 Investment Income

	2005 £'000	2004 £'000
Interest on bank deposits	**269**	1,117
Gain on exchange contract	**3,426**	-
Return on pension scheme assets (Note 39)	**1,999**	1,191
Profit on disposal of non-current assets classified as held for sale	**208**	-
	5,902	2,308

13 Tax

The tax charge comprises:

	Continuing operations		Discontinued operations		Total	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Current tax:						
UK corporation tax	**18,912**	8,116	**–**	–	**18,912**	8,116
Foreign tax	**4,863**	8,325	**8**	–	**3,457**	8,325
Adjustments in respect of prior years	**–**	(6,964)	**–**	–	**1,414**	(6,964)
	23,775	9,477	**8**	–	**23,783**	9,477
Deferred tax (Note 25):						
Current year	**(8,729)**	(932)	**–**	–	**(8,729)**	(932)
Recognition of deferred tax asset	**35,224**	(35,386)	**–**	–	**35,224**	(35,386)
Total tax	**50,270**	(26,841)	**8**	–	**50,278**	(26,841)

UK corporation tax is calculated at 30% (2004: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total tax charge for the year can be reconciled to the accounting profit as follows:

	2005		2004	
	£'000	%	£'000	%
Profit before taxation:				
Continuing operations	**61,045**		42,995	
Discontinuing operations	**(1,885)**		–	
	59,160		42,995	
Tax at the UK corporation tax rate of 30% (2004: 30%)	**17,748**	**30**	12,899	30
Prior-year adjustments	**–**	**–**	(6,964)	(16)
Tax effect of expenses that are not deductible in determining taxable profit	**7,418**	**12**	2,595	6
Foreign exchange not previously recognised	**–**	**–**	(130)	–
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(3,716)**	**(6)**	1,422	3
Deferred tax not previously recognised	**(6,396)**	**(11)**	(1,343)	(3)
Deferred tax asset (Note 25)	**35,224**	**60**	(35,386)	(82)
Other	**–**	**–**	66	–
Tax expense and effective rate for the year	**50,278**	**85**	(26,841)	(62)

On the transfer of the trade and assets of PJB Publications Limited to T&F Informa UK Limited on 1 September 2004, a deferred tax asset of £35,386,000 was recognised, with a resultant credit to the Income Statement. While management still believe the asset to be recoverable this cannot be said to be certain. The balance of £35,224,000 has therefore been charged to the Income Statement during the year.

Of the charge to current tax, approximately £8,000 (2004: £nil) related to discontinued operations arising in the Regional Events division, which was disposed of during the year. No tax charge or credit arose on the disposal of the relevant subsidiary.

In addition to the income tax expense charged to the Income Statement, a tax credit of £3,752,000, of which £3,808,000 relates to current tax and £(55,000) relates to deferred tax (Note 25) (2004: £nil) has been recognised in equity during the year.

14 Discontinued Operations

On 17 June 2005, the Group made the decision to close the operations of Euroforum France E.U.R.L. which carried out all of the Group's French operations. The disposal was effected due to business performance.

The results of the discontinued operations which have been included in the consolidated income statement were as follows:

	2005 £'000	2004 £'000
Revenue	**1,554**	–
Expenses	**(2,054)**	–
Operating loss	**(500)**	–
Loss attributable to discontinued operations	**(1,393)**	–
Loss before tax	**(1,893)**	
Attributable tax expense	**8**	–
Net loss attributable to discontinued operations	**(1,885)**	–

During the year, discontinued operations contributed £1,773,000 (2004: £nil) to the Group's net operating cash flows, paid £nil (2004: £nil) in respect of investing activities and paid £nil (2004: £nil) in respect of financing activities.

The effect of discontinued operations on segment results for both 2005 and 2004 is disclosed in Note 7.

15 Operating Profit

Operating profit has been arrived at after charging/(crediting):

	2005 £'000	2004 £'000
Net foreign exchange gains	**(2,075)**	(3,285)
Auditors' remuneration for audit services (see below)	**975**	520

Amounts payable to Deloitte & Touche LLP and their associates by the Company and its UK subsidiary undertakings in respect of non-audit services were £785,000 (2004: £881,000). A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	2005		2004	
	£'000	%	£'000	%
Audit	**975**	**53**	520	36
Audit-related regulatory reporting	**85**	**5**	25	2
IFRS conversion assistance	**160**	**9**	–	–
Taxation compliance	**–**	**–**	45	3
Taxation advisory	**75**	**4**	144	10
Assistance with acquisitions (capitalised)	**494**	**26**	587	41
Other	**56**	**3**	105	8
	1,845	**100**	1,426	100

In addition to the amounts shown above, the auditors received fees of £12,000 (2004: £12,000) for the audit of the Group pension scheme.

A description of the work of the Audit Committee is set out in the Corporate Governance Statement on pages 22 to 25 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors.

16 Dividends

	2005 £'000	2004 £'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2003 of 4.94p per share (ex-Rights Issue 4.41p)	–	7,480
Interim dividend for the year ended 31 December 2004 of 2.80p per share (ex-Rights Issue 2.50p)	–	8,342
Final dividend for the year ended 31 December 2004 of 5.33p per share (ex-Rights Issue 4.76p)	**15,926**	–
Interim dividend for the year ended 31 December 2005 of 2.70p per share (ex-Rights Issue 2.41p)	**11,345**	–
	27,271	15,822
Proposed final dividend for the year ended 31 December 2005 of 6.00p (2004: 5.33p ex-Rights Issue 4.76p) per share	**25,292**	15,926

Holders of 635,617 ordinary shares of 10p each have waived their rights to receive dividends.

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

17 Earnings Per Share

Basic

The basic earnings per share calculation is based on a profit attributable to equity shareholders of the parent of £8,825,000 (2004 profit: £69,862,000). This profit on ordinary activities after taxation is divided by the weighted average number of shares in issue (less those non-vested shares held by employee share ownership trusts) which is 388,230,732 (2004: 274,319,229*).

Diluted

The diluted earnings per share calculation is based on the basic earnings per share calculation above except that the weighted average number of shares includes all potentially dilutive options granted by the Balance Sheet date as if those options had been exercised on the first day of the accounting period or the date of the grant, if later, giving a weighted average of 390,003,685 (2004: 276,104,452). In 2004, in accordance with IAS 33 the weighted average number of shares includes the estimated maximum number of shares payable to the vendors of Routledge Publishing Holdings Limited. This liability was settled in cash during 2005.

The table below sets out the adjustment in respect of dilutive potential ordinary shares:

	2005	2004*
Weighted average number of shares used in basic earnings per share calculation	**388,230,732**	274,319,229
Effect of dilutive share options	**1,772,953**	1,449,594
Shares potentially to be issued or allotted	–	335,629
Weighted average number of shares used in diluted earnings per share calculation	**390,003,685**	276,104,452

*The weighted average number of shares at 31 December 2004 has been adjusted for the effects of the Rights Issue at 25 July 2005.

Adjusted Earnings Per Share

The basic and diluted adjusted earnings per share calculations have been made to allow shareholders to gain a further understanding of the trading performance of the Group. It is based on the basic and diluted earnings per share calculations above except that profits are based on continuing operations only, before minority interests, and are adjusted for items that are not perceived by management to be part of the underlying trends in the business (Note 2) and the tax effect of those adjusting items as follows:

	2005 £'000	2004 £'000
Profit for the financial year from continuing operations	**10,767**	69,836
Adjusting items net of attributable taxation (Note 9)	**75,734**	(11,939)
Adjusted profit for the year from continuing operations	**86,501**	57,897
Earnings per share:		
From continuing operations		
– Adjusted basic (p)	**22.28**	21.11
– Adjusted diluted (p)	**22.18**	20.97

18 Goodwill

	£'000
Cost	
At 1 January 2004	307,414
Recognised on acquisition of subsidiaries	331,044
Exchange differences	(20,435)
At 1 January 2005	618,023
Recognised on acquisition of subsidiaries	501,801
Additional goodwill recognised during the year relating to prior year acquisitions	4,641
Exchange differences	13,953
At 31 December 2005	1,138,418
Accumulated impairment losses	
At 1 January 2004	–
Impairment losses for the year*	(15,000)
At 1 January 2005	(15,000)
Impairment losses for the year	–
At 31 December 2005	(15,000)
Carrying amount	
At 31 December 2005	1,123,418
At 31 December 2004	603,023

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from that business combination. The CGUs are consistent with the segments as identified in Note 7. The carrying amount of goodwill had been allocated as follows:

	2005 £'000	2004 £'000
Academic & Scientific division		
Scientific, Technical & Medical	**398,571**	340,337
Humanities & Social Sciences	**128,581**	121,646
	527,152	461,983
Professional division		
Financial Data Analysis	**70,890**	69,386
Finance, Insurance, Law & Tax	**101,616**	17,771
Performance Improvement	**141,555**	–
	314,061	87,157
Commercial division		
Regional Events	**209,223**	515
Telecoms & Media	**39,116**	33,220
Maritime & Commodities	**33,866**	20,148
	282,205	53,883
Consolidated total	**1,123,418**	603,023

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the cash-generating units are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates and growth rates for the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the cash-generating units. The growth rates are based on industry growth forecasts and long-term growth in gross domestic product.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolates cash flows for the following five years based on estimated growth rates of between 3% and 6% and a further 15 years based on estimated long growth in gross domestic product of 2.5%. The rates do not exceed the average long-term growth rate for the relevant markets. The rates used to discount the cash flows for all cash-generating units are between 7% and 10%.

*At 31 December 2004, specific goodwill balances were identified as being impaired at a charge of £15,000,000 based on future projected cash flows. At 31 December 2004 and 31 December 2005, the carrying amounts of goodwill for cash-generating units were impairment tested and deemed not to be impaired. These were calculated based on future projected cash flows discounted at a rate of between 7% and 10% (2004: 7% and 10%), which represented the Group's weighted average cost of capital plus a premium for risk. The weighted average cost of capital for the Group at 31 December 2005 was estimated as 7.58% (2004: 7.85%).

19 Other Intangible Assets

	Book lists and journal titles £'000	Database content and intellectual property £'000	Large scale events and exhibitions £'000	Subtotal £'000	Intangible software assets £'000	Total £'000
Cost						
At 1 January 2004	–	–	–	–	8,392	8,392
Additions	483,892	–	–	483,892	–	483,892
At 1 January 2005	483,892	–	–	483,892	8,392	492,284
Additions	10,433	369,300	115,515	495,248	5,605	500,853
Asset transfer*	–	–	–	–	3,565	3,565
At 31 December 2005	494,325	369,300	115,515	979,140	17,562	996,702
Amortisation						
At 1 January 2004	–	–	–	–	(1,640)	(1,640)
Charge for the year	(8,781)	–	–	(8,781)	(839)	(9,620)
At 1 January 2005	(8,781)	–	–	(8,781)	(2,479)	(11,260)
Charge for the year	(18,424)	(23,008)	(6,202)	(47,634)	(2,121)	(49,755)
At 31 December 2005	(27,205)	(23,008)	(6,202)	(56,415)	(4,600)	(61,015)
Carrying amount						
At 31 December 2005	467,120	346,292	109,313	922,725	12,962	935,687
At 31 December 2004	475,111	–	–	475,111	5,913	481,024

* In 2005, additional software items were identified and reclassified as an intangible asset (Note 20). There were no material acquisitions of intangible software items in 2004.

20 Property and Equipment

	Freehold land and buildings £'000	Leasehold land and buildings £'000	Equipment, fixtures and fittings £'000	Total £'000
Cost				
At 1 January 2004	8,783	4,820	49,934	63,537
Acquisition of subsidiaries	–	–	4,253	4,253
Additions	–	180	8,987	9,167
Disposals	(1,944)	(997)	(11,968)	(14,909)
Revaluation increase[1]	1,132	–	–	1,132
Reclassified[1]	(6,728)	–	–	(6,728)
Exchange differences	–	(149)	(1,468)	(1,617)
At 1 January 2005	1,243	3,854	49,738	54,835
Additions[2]	–	817	8,694	9,511
Acquisition of subsidiaries	–	2,481	22,431	24,912
Disposals	(100)	(257)	(6,918)	(7,275)
Reclassified[3]	200	315	(3,880)	(3,365)
Exchange differences	–	107	1,512	1,619
At 31 December 2005	1,343	7,317	71,577	80,237
Depreciation				
At 1 January 2004	(1,122)	(2,012)	(34,619)	(37,753)
Arising from acquisitions	–	–	(1,352)	(1,352)
Charge for the year	(116)	(319)	(6,624)	(7,059)
Eliminated on disposals	213	638	10,009	10,860
Reclassified[1]	804	–	–	804
Exchange differences	–	75	1,069	1,144
At 1 January 2005	(221)	(1,618)	(31,517)	(33,356)
Eliminated on disposal	98	255	6,591	6,944
Charge for the year	(31)	(638)	(7,506)	(8,175)
Arising from acquisitions	–	(1,991)	(19,730)	(21,721)
Reclassified[3]	–	(70)	70	–
Exchange differences	–	(64)	(997)	(1,061)
At 31 December 2005	(154)	(4,126)	(53,089)	(57,369)
Net book value				
At 31 December 2005	1,189	3,191	18,488	22,868
At 31 December 2004	1,022	2,236	18,221	21,479

[1] Freehold property acquired on the acquisition of PJB Publications Limited was revalued in the prior year to reflect market value at the time of acquisition. These properties were subsequently reclassified in 2004 to non-current assets held for sale.
[2] Of the £9,511,000 (2004: £9,167,000) additions to tangible fixed assets, £9,511,000 (2004: £8,484,000) represents cash paid, £nil (2004: £26,000) represents additions via finance leases and £nil (2004: £657,000) has been accrued for.
[3] During 2005 additional software items were identified and reclassified as intangible assets to the value of £3,565,000. Miscellaneous items with a cost of £315,000 and accumulated depreciation of £70,000 were reclassified from equipment, furniture and fittings to leasehold land and buildings. In 2005 an amount of £200,000 was reclassified from non-current assets as held for sale to freehold land and buildings.

Note 38 discloses the contractual commitments for the acquisition of property, plant and equipment the Group had entered into as at 31 December 2005.

The net book value of assets held under finance leases and hire purchase contracts included in tangible fixed assets in the Group was £40,000 (2004: £49,000). The depreciation charge on these assets in the year was £24,000 (2004: £31,000).

21 Subsidiaries

The listing below shows the principal subsidiary undertakings as at 31 December 2005 which principally affected the profits or net assets of the Group. To avoid a statement of excessive length, details of investments which are not significant have been omitted. A full list of the subsidiaries will be included in the Company's annual return:

Company	Country of registration and incorporation	Principal activity	Ordinary shares held
Taylor & Francis, Group LLC	USA	Publishing	100%
Taylor and Francis Group Ltd	England and Wales	Holding Company	100%
Taylor & Francis AS	Norway	Publishing	100%
Taylor & Francis AB	Sweden	Publishing	100%
Agra Informa Limited	England and Wales	Conference organisation and publishing	100%
Euroform BV	Netherlands	Conference organisation and publishing	100%
Euroform Deutschland GmbH	Germany	Conference organisation and publishing	100%
IBC Asia (S) Pts Limited	Singapore	Conference organisation and publishing	100%
Informa USA Inc	USA	Conference organisation and publishing	100%
T&F Informa UK Limited[1]	England and Wales	Conference organisation and publishing	100%
Informa QUEST Limited	England and Wales	Qualifying employee share trust	100%
Informa Limited	England and Wales	Holding company	100%
MMS Group Holding Limited	England and Wales	Holding company	100%
PJB Publications Limited	England and Wales	Holding company	100%
IIR Holdings Limited	Bermuda	Holding company	100%
Robbins-Gioia LLC[2]	USA	Performance improvement	100%
AchieveGlobal Inc	USA	Performance improvement	100%
ESI Inc	USA	Performance improvement	100%
IIR Limited	England and Wales	Conference organisation	100%
Institute for International Research Inc	USA	Conference organisation	100%
The Forum Company of North America	USA	Performance improvement	100%
Huthwaite Inc	USA	Performance improvement	100%
IIR Deutschland GmbH	Germany	Conference organisation	100%
IIR BV	Netherlands	Conference organisation	100%

Of the above only Informa Limited, MMS Group Holdings Limited, PJB Publications Limited, Informa QUEST Limited, Taylor & Francis Group Ltd and IIR Holdings Limited are directly owned by Informa plc. The proportion of voting power held is the same as the proportion of ownership interest. The consolidated financial statements incorporate the financial statements of all entities controlled by the Company as at 31 December each year. Refer to Note 3, for further description of the method used to account for investments in subsidiaries.

[1] Name changed to Informa UK Limited on 3 January 2006.
[2] The holding in Robbins-Gioia is structured by proxy agreement with certain powers retained by the proxy holders to, among others, protect the national security interests of the government of the United States of America.

22 Joint Ventures

The Group has a 50% interest in two joint ventures, as detailed below, as at the year end.

Informanews Iberia SA

The Group has a 50% interest in Informanews Iberia SA (name changed on 31 January 2006, formerly Alcaron Barreta Y Associados SA), whose principal activity is publishing. Included in the consolidated financial statements are the following items that represent the Group's interest in the assets and liabilities, revenues and expenses of the joint venture:

	2005 £'000	2004 £'000
Current assets	**123**	108
Income	**458**	441
Expenses	**(443)**	(332)
	15	109

Falconbury Limited

The Group has a 50% interest in Falconbury Limited, whose principal activity is training courses. Included in the consolidated financial statements are the following items that represent the Group's interest in the assets and liabilities, revenues and expenses of the joint venture:

	2005 £'000	2004 £'000
Current liabilities	**(141)**	(50)
Income	**719**	–
Expenses	**(810)**	(50)
	(91)	(50)

Expomedia Group plc

Further, the Group had a 50% interest in a joint venture with Expomedia Group plc, whose principal activity is staging events. Included in the consolidated financial statements are the following items that represent the Group's interest in the assets and liabilities, revenues and expenses of the joint venture:

	2005 £'000	2004 £'000
Current liabilities	**–**	(330)
Income	**626**	–
Expenses	**(868)**	(330)
	(242)	(330)

The joint venture with Expomedia Group plc was terminated on 28 December 2005 effective from 31 August 2005.

23 Available For Sale Investments

	Total £'000
At 1 January 2005	10,605
Exchange differences	(59)
Disposals	(577)
Reclassification	310
At 31 December 2005	10,279

The investments comprise holdings in both listed equity securities and non-listed equity securities that present the Group with the opportunity for return through dividend and trading gains. They have no fixed maturity or coupon rate. The fair values of listed securities are based on quoted market prices.

In February 2006, the Group disposed of its shares in Expomedia Group plc at cost (Note 41).

24 Trade and Other Receivables

	2005 £'000	2004 £'000
Trade receivables	**144,209**	69,515
Other receivables	**16,340**	12,979
Prepayments and accrued income	**15,782**	8,554
Conference costs in advance	**11,368**	7,165
	187,699	98,213

The average credit period taken on sales of goods is 30 days. An allowance has been made for estimated irrecoverable amounts from the sale of goods of £13,563,000 (2004: £8,716,000). This allowance has been determined by references to past default experience. The Directors consider that the carrying amount of trade and other receivables approximates to their fair value.

Credit Risk
The Group's principal financial assets are cash and cash equivalents, trade and other receivables, prepayments and accrued income, derivative financial instruments and investments, which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade and other receivables, and prepayments and accrued income. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

25 Deferred Tax

	Accelerated tax depreciation £'000	Intangibles £'000	Goodwill £'000	Provision for liabilities £'000	Pensions £'000	Other IFRS £'000	Losses £'000	Total £'000
At 1 January 2004	2,699	1,602	–	(1,014)	(4,168)	(554)	–	(1,435)
Credit to equity for the year	–	–	–	–	(881)	–	–	(881)
Acquisition of Taylor & Francis Group plc	–	101,901	–	–	(1,464)	–		100,437
Acquisition of PJB trade and assets	–	–	(35,386)	–	–	–	–	(35,386)
Charge/(credit) to profit or loss for the year	(1,821)	(352)	2,047	816	(248)	(1,374)	–	(932)
At 1 January 2005	878	103,151	(33,339)	(198)	(6,761)	(1,928)	–	61,803
Credit to equity for the year	143	–	–	–	1,577	(1,775)	–	(55)
Acquisition of subsidiaries	–	146,500	–	–	–	–	(7,418)	139,082
Charge/(credit) to profit or loss for the year	573	(12,700)	35,224	198	(135)	(363)	3,698	26,495
At 31 December 2005	1,594	236,951	1,885	–	(5,319)	(4,066)	(3,720)	227,325

Certain deferred tax assets and liabilities have been offset in accordance with the Group's accounting policy. The following is the analysis of the deferred tax balances (after offset) for balance sheet purposes:

	2005 £'000	2004 £'000
Deferred tax liability	**240,431**	101,901
Deferred tax asset	**(13,106)**	(40,098)
	227,325	61,803

At 31 December 2005, the Group has unused tax losses of £8,856,000 (2004: £nil) available for offset against future profits. A deferred tax asset of £3,720,000 (2004: £nil) has been recognised in respect of these losses.

On the combination of Informa Group plc and Taylor & Francis Group plc on 10 May 2004 a deferred tax liability of £101,901,000 in respect of intangible and other assets, excluding goodwill, was recognised with a corresponding increase in goodwill. During 2005, a further deferred tax liability of £146,500,000 was recognised in respect of the acquisitions of IIR Holdings Limited (£143,370,000) and Ashley Publications Limited (£3,130,000).

At the Balance Sheet date, the aggregate amount of post-acquisition undistributed earnings for which deferred tax liabilities have not been recognised was £161,894,000. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

26 Inventories

	2005 £'000	2004 £'000
Raw materials	**1,778**	1,266
Work in progress	**3,555**	5,744
Finished goods and goods for resale	**25,805**	20,525
	31,138	27,535

27 Financial Instruments

The Group's activities expose it mainly to the financial risks of changes in foreign currency exchange rates and changes in interest rates. The Group's policy is to hedge these exposures as explained further below using primarily interest rate swaps, cross currency swaps and spot and forward foreign exchange contracts.

Treasury Policy
The Board sets the Group's treasury policy to ensure that it has adequate financial resources to develop the Group's businesses and to manage the currency and interest risks to which the Group is exposed. The Group mainly uses foreign exchange forward and spot contracts and interest rate swap contracts to hedge these exposures. All external hedging is performed by the Group Treasury Function. The Group does not use derivative financial instruments for speculative purposes. Where a derivative (in whole or in part) cannot be designated in an effective hedge relationship any gain or loss arising on the undesignated portion of the derivative is immediately recognised in the Income Statement. Those derivative financial instruments (or portions thereof) that are not designated in a hedge relationship are classified as held for trading. Group Treasury acts as a service centre operating under the clearly defined regulation of the Board. The Group monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

Funding and Cash Management
The Group primarily borrows at short-term variable rates under its multi-currency loan facilities. These borrowings are guaranteed on the results of certain subsidiary companies. In connection with the acquisition of IIR, in May 2005 the Group arranged for a new five year loan agreement, becoming effective upon the acquisition of IIR in July 2005 and comprising three facilities:

- A – Term loans of GBP 250 million and USD 500 million;
- B – Multi-currency revolving facilities of GBP 400 million; and
- C – Equity bridge facility of GBP 300 million.

The previously existing loan facility was cancelled at the same time. Facility C was repaid and cancelled in July 2005 following the Rights Issue. In 2001, the Group raised USD 50 million on the US private placement market. The 7.35% Guaranteed Senior Unsecured Notes in respect of the Private Placement are due in seven equal annual instalments from August 2005 to August 2011.

Operationally, cash pooling arrangements have been organised in GBP, EUR, USD to minimise interest payable on net overdrafts and/or maximise interest receivable on net surplus balances.

Cash Flows
Historically and for the foreseeable future the Group has been and is expected to continue to be in a net borrowing position. The Group's policy is to fulfil its borrowing requirements by borrowing in the currencies in which it operates, principally GBP, USD and EUR; thereby providing a natural hedge against projected future surplus USD and EUR cash inflows as well as spreading the Group's interest rate profile across a number of currencies. In addition, GBP denominated borrowings serve to reduce the exposure of the debt to EBITDA banking covenant to movements in exchange rates in respect of currency denominated debt. Therefore the Group seeks to maintain GBP denominated borrowings in the range of 25% to 50% of total borrowings, including where necessary, the selling of USD and EUR for GBP on a regular basis.

In addition, if a significant foreign currency denominated future transaction or cash flow is projected, then the Group may utilise forward foreign exchange contracts to help hedge the associated risk.

Foreign Currency Risk
Allied to the Group's above policy on the hedging of surplus foreign currency cash inflows, the Group will usually seek to finance its net investment in its principal overseas subsidiaries by borrowing in those subsidiaries' functional currencies, primarily EUR and USD. This policy has the effect of protecting the Group's consolidated balance sheet from movements in those currencies to the extent that the associated net assets exceed the net foreign currency borrowings.

Interest Rate Risk
The Group seeks to minimise its exposure to fluctuations in interest rates by using interest rate swaps as cash flow hedges to hedge up to 90% of forecast interest payments over a period of up to five years, based on forecast net debt levels by currency during that period. This policy provides a level of certainty of future interest costs by swapping floating to fixed interest payments which in turn assists the predictability of achieving interest based loan covenants.

27 Financial Instruments continued

27 (a) Maturity Profile of Group Financial Assets and Liabilities

Financial Liabilities

	2005 Less than one year £'000	2005 One to two years £'000	2005 Two to five years £'000	2005 More than five years £'000	2005 Total £'000	2004 Less than one year £'000	2004 One to two years £'000	2004 Two to five years £'000	2004 More than five years £'000	2004 Total £'000
Current										
Overdrafts	4,569	–	–	–	4,569	4,001	–	–	–	4,001
Loan notes	293	–	–	–	293	6,189	–	–	–	6,189
Bank loans	58,659	–	–	–	58,659	5,156	–	–	–	5,156
Total current	63,521	–	–	–	63,521	15,346	–	–	–	15,346
Non-current										
Bank loans	–	50,318	636,990	5,192	692,500	–	5,155	292,455	8,111	305,721
Derivative financial instruments	–	–	–	–	–	(894)	91	1,330	29	556
Other financial liabilities	–	4,852	–	–	4,852	–	238	227	–	465
Total non-current	–	55,170	636,990	5,192	697,352	(894)	5,484	294,012	8,140	306,742
Total	63,521	55,170	636,990	5,192	760,873	14,452	5,484	294,012	8,140	322,088

The Group had the following committed undrawn borrowing facilities at 31 December:

Expiry date	2005 £'000	2004 £'000
In one year or less	–	18,987
In more than one year but not more than two years	–	–
In more than two years	217,408	155,112
	217,408	174,099

Financial Assets

	2005 Less than one year £'000	2005 One to two years £'000	2005 Two to five years £'000	2005 More than five years £'000	2005 Total £'000	2004 Less than one year £'000	2004 One to two years £'000	2004 Two to five years £'000	2004 More than five years £'000	2004 Total £'000
Current										
Cash and cash equivalents	20,654	–	–	–	20,654	19,126	–	–	–	19,126
Other financial assets (Note 23)	10,279	–	–	–	10,279	10,605	–	–	–	10,605
Total current	30,933	–	–	–	30,933	29,731	–	–	–	29,731
Non-current										
Derivative financial instruments	–	2,425	–	–	2,425	–	–	–	–	–
Total non-current	–	2,425	–	–	2,425	–	–	–	–	–
Total	30,933	2,425	–	–	33,358	29,731	–	–	–	29.731

27 Financial Instruments continued

27 (b) Interest Rate Profile

The following interest rate and currency profile of the Group's financial liabilities and assets is after taking into account any interest rate and cross currency swaps entered into by the Group.

Financial Liabilities

	2005				2004			
	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	Total £'000	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	Total £'000
GBP	(187,020)	(123,817)	(5,125)	(315,962)	(83,262)	(90,998)	–	(174,260)
USD	(256,676)	(88,871)	–	(345,547)	(23,829)	(71,619)	–	(95,448)
EUR	(61,262)	(28,119)	–	(89,381)	(41,928)	117	(448)	(42,259)
Other European currencies	–	(104)	–	(104)	–	(179)	–	(179)
Other worldwide currencies	(9,805)	(74)	–	(9,879)	(9,942)	–	–	(9,942)
	(514,763)	(240,985)	(5,125)	(760,873)	(158,961)	(162,679)	(448)	(322,088)
Of which: Gross borrowings				(756,021)				(321,067)
Derivative financial instruments				–				(556)
Other financial liabilities				(4,852)				(465)
				(760,873)				(322,088)

The Group draws down on its borrowing facilities at floating rates of interest. A portion of those are then swapped to fixed rates in line with the treasury policy. The first portion of these swaps mature within 12 months (£25,840,000), the second portion mature in a period greater than one year but less than two years (£148,358,000) and the final portion mature between two and five years (£340,565,000).

Interest on floating rate liabilities is based on the relevant national inter-bank rates.

Financial Assets

	2005				2004			
	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	Total £'000	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	Total £'000
GBP	(1,352)	2,950	10,288	11,886	–	7,961	239	8,200
USD	3,945	9,348	818	14,111	–	6,160	411	6,571
EUR	(81)	–	1,215	1,134	–	1,475	63	1,538
Other European currencies	–	402	396	798	–	504	234	738
Other worldwide currencies	(87)	4,250	1,266	5,429	–	795	11,889	12,684
	2,425	16,950	13,983	33,358	–	16,895	12,836	29,731
Of which: Cash and cash equivalents				20,654				19,126
Derivative financial instruments				2,425				–
Other financial assets				10,279				10,605
				33,358				29,731

Interest on floating rate bank deposits is based on the relevant national inter-bank rate and may be fixed in advance for up to one month. There were no fixed rate deposits as at 31 December 2005 or 2004.

The interest rate profile of fixed rate financial liabilities and the weighted average maturity period of interest-free financial liabilities is analysed below:

	2005			2004		
	Weighted average effective interest rate %	Weighted average for period for which the rate is fixed	Weighted average years to maturity for non-interest liabilities years	Weighted average effective interest rate %	Weighted average for period for which the rate is fixed	Weighted average years to maturity for non-interest liabilities years
GBP	4.8	3.2	–	5.2	3.4	–
USD	4.2	2.6	–	3.6	2.4	–
EUR	3.0	2.0	2.0	3.6	2.3	3.0
YEN	1.9	0.3	–	1.9	1.3	–
Gross financial liabilities	3.9	2.6	2.0	4.3	2.8	3.0

27 **Financial Instruments** continued

27 (b) **Interest Rate Profile** continued

Net Foreign Currency Monetary Assets/(Liabilities)

The net debtors and creditors position (excluding overdrafts and loans) held in different currencies are analysed below:

	Sterling £'000	US Dollar £'000	Euro £'000	Other £'000	Total £'000
As at 31 December 2004					
GBP	–	3,902	2,686	458	7,046
USD	(301)	–	763	40,007	40,469
EUR	–	–	–	–	–
Other	15	357	–	25	397
	(286)	4,259	3,449	40,490	47,912
As at 31 December 2005					
GBP	–	2,312	1,729	(307)	3,734
USD	(649)	–	346	1,485	1,182
EUR	–	–	–	–	
Other	192	–	–	–	192
	(457)	2,312	2,075	1,178	5,108

The main functional currencies of the subsidiaries of the Group are GBP, USD and EUR. After taking into account foreign currency borrowings of £441,133,000 (2004: £147,380,000) used to hedge against net investments in foreign subsidiaries, the remaining monetary assets and liabilities are in the same currency as the functional currency of the operations involved. Further explanation is given in the Directors' Report on pages 20 to 21.

27 (c) **Fair Values of Financial Assets and Liabilities**

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties and is calculated by reference to market rates discounted to current value. The fair value of these financial instruments was:

Primary Financial Instruments Held or Issued to Finance the Group's Operations

	2005 Book value £'000	2005 Estimated fair value £'000	2004 Book value £'000	2004 Estimated fair value £'000
Bank loans and overdrafts (including current portion of long-term borrowing)	**(63,228)**	**(63,228)**	(9,157)	(9,157)
Loan notes due in less than one year	**(293)**	**(293)**	(6,189)	(6,189)
Long-term borrowings	**(692,500)**	**(692,500)**	(305,721)	(305,721)
Cash deposits	**20,654**	**20,654**	19,126	19,126
Other financial assets	**10,279**	**10,279**	10,605	10,605
Other financial liabilities	**(4,852)**	**(4,852)**	(465)	(410)

The carrying value of primary financial instruments approximates to fair value due to the short maturity of the instruments or because they bear interest at rates approximate to the market. The fair value of the other financial assets is calculated based on the quoted market price where applicable, excluding any transaction costs.

Derivative Financial Instruments Held to Manage the Interest Rate Profile

	2005		2004	
	Carrying amount £'000	Estimated fair value £'000	Carrying amount £'000	Estimated fair value £'000
Interest rate swaps (Note 27 (b))	**2,425**	**2,425**	(556)	(3,007)
Forward exchange deals and similar instruments	–	–	–	1,503

The fair value of derivative financial instruments is based on year end listed market prices. In line with IFRS 1, the derivative financial instruments were brought onto the balance sheet as at 1 January 2005 at fair value. The carrying amount of the interest rate swaps comprise £(1,352,000) in GBP, £3,945,000 in USD, £(81,000) in EUR and £(87,000) in other worldwide currencies. Refer to Note 4 for further details as to the early adoption of IAS 32 and IAS 39.

28 Share Capital

	2005 £'000	2004 £'000
Authorised		
600,000,000 (2004: 500,000,000) ordinary shares of 10p each*	**60,000**	50,000

* During the year an additional 100 million ordinary shares of 10p (2004: 320 million ordinary shares of 10p) each were authorised on the acquisition of IIR Holdings Limited by Informa Group plc (2004: authorised on the acquisition of Taylor & Francis Group plc).

	2005 £'000	2004 £'000
Issued and fully paid		
421,521,110 ordinary shares of 10p each (2004: 299,462,868 of 10p each)	**42,152**	29,946

	2005 £'000	2004 £'000
At 1 January	**29,946**	15,195
Options exercised	**176**	117
Issue of share capital	**12,030**	14,634
At 31 December	**42,152**	29,946

Movements in Called Up Share Capital

During the year the Group issued 1,763,165 (2004: 1,178,885) ordinary shares of 10p for a consideration of £5,248,000 (2004: £2,989,000) with a nominal value of £176,000 (2004: £117,000) as a result of the exercise of share options.

On 25 July 2005, the Group issued 120,300,000 ordinary shares as part of a two-for-five Rights Issue, with a nominal value of £12,030,000 and a fair value of £311,700,000 to shareholders to partially fund the acquisition of IIR Holdings Limited.

On 10 May 2004, the Group issued 146,300,000 ordinary shares with a nominal value of £14,630,000 and a fair value of £511,000,000 to Taylor & Francis Group plc shareholders under the terms of the business combination of Informa Group plc and Taylor & Francis Group plc.

28 Share Capital continued

Share Options

As at 31 December 2005, outstanding options to subscribe for ordinary shares of 10p were as follows:

Number	Exercise price per share (pence)	Exercise period
16,128	9.77	25.04.00 to 24.05.07
13,081	9.77	07.05.00 to 06.05.07
1,792	16.74	01.10.00 to 30.09.07
229,597	195.54	21.08.01 to 20.08.08
56,455	179.91	14.04.00 to 13.04.07
106,607	243.79	21.04.01 to 20.04.08
92,466	215.20	01.10.01 to 30.09.08
2,072	277.23	23.04.02 to 22.04.09
40,421	358.03	01.10.02 to 30.09.09
243,104	358.03	01.10.02 to 30.09.09
140,608	736.61	20.03.03 to 19.03.10
1,366,650	564.73	25.04.03 to 24.04.10
137,196	672.59	02.11.03 to 01.11.10
219,538	518.75	07.03.04 to 06.03.11
13,439	518.75	07.03.04 to 06.03.11
61,600	252.36	15.03.05 to 14.03.07
894,558	252.36	15.03.05 to 14.03.12
376,932	333.04	04.03.07 to 03.04.14
30,294	330.09	15.09.07 to 14.09.14
80,135	277.23	23.04.02 to 22.04.09
33,600	100.00	13.04.07 to 13.04.14
2,473	214.55	01.07.05 to 31.12.05
9,321	499.11	01.07.05 to 31.12.05
123,851	214.55	01.07.07 to 31.12.07
269,612	100.00	19.04.08 to 19.04.15
293,900	307.24	26.04.04 to 25.04.08
89,597	267.86	01.11.04 to 31.10.08
115,485	325.10	26.04.05 to 25.04.09
267,303	334.82	27.05.05 to 26.05.09
26,495	224.53	03.10.05 to 02.10.09
22,839	246.98	01.01.06 to 30.06.06
778,012	227.15	30.04.06 to 29.04.07
22,967	233.19	10.07.06 to 09.07.10
11,185	264.45	01.01.07 to 30.06.07
971,979	304.62	22.03.07 to 21.03.11
7,161,292		

The above options will be satisfied by the issue of new shares in the company except for the 635,617 shares already in issue (Note 29). Share options held by directors as at 31 December 2005 are disclosed in the Director's Remuneration report on pages 27 to 33.

29 Reserves

	Share capital (Note 28) £'000	Share premium £'000	Reserves for shares to be issued £'000	Merger reserve £'000	Other reserves £'000	ESOP trust shares £'000	Hedging and translation reserve £'000	Retained losses £'000
At 1 January 2004	15,195	184,494	–	–	37,399	(3,641)	–	(166,118)
Recognised income and expense	–	–	–	–	–	–	–	67,808
Exchange differences on translation of foreign operations	–	–	–	–	–	–	(6,800)	–
Acquisition of subsidiary	–	4,342	1,267	496,400	–	–	–	–
Dividends to shareholders	–	–	–	–	–	–	–	(15,822)
Share award issue	–	–	–	–	–	(3,269)	–	–
Share award expense	–	–	380	–	–	2,179	–	–
Issue of share capital	14,634	–	–	–	–	–	–	–
Premium arising on options exercised during year	117	3,261	–	–	(1)	–	–	–
At 31 December 2004	29,946	192,097	1,647	496,400	37,398	(4,731)	(6,800)	(114,132)
Implementation of IAS 39 (Note 4)	–	–	–	–	–	–	(948)	(5,000)
At 1 January 2005	29,946	192,097	1,647	496,400	37,398	(4,731)	(7,748)	(119,132)
Recognised income and expense in the year	–	–	–	–	–	–	–	1,307
Exchange differences on translation of foreign operations	–	–	–	–	–	–	4,367	–
Increase in fair value hedging of derivatives	–	–	–	–	–	–	3,373	–
Transfer to income	–	–	–	–	–	–	416	–
Issue of share capital (net of £7,095,000 transaction costs)	12,030	299,657	–	–	–	–	–	–
Dividends to shareholders	–	–	–	–	–	–	–	(27,271)
Share award expense	–	–	744	–	–	1,397	–	–
Options exercised	176	–	–	–	–	–	–	–
Premium arising on options exercised during year	–	5,072	–	–	–	–	–	–
Settlement of deferred consideration	–	–	(1,267)	–	–	–	–	–
At 31 December 2005	42,152	496,826	1,124	496,400	37,398	(3,334)	408	(145,096)

The Reserve for Shares to be Issued at 31 December 2004 includes £1,267,000 of deferred consideration payable to the vendors of Routledge Publishing Holdings Limited if no claims are made against warranties given on the sale of that company. The balance was settled in cash during 2005.

As at 31 December 2005 the Informa Employee Share Trust held 632,775 (2004: 632,775) ordinary shares in the Company at a cost of £3,641,000 (2004: £3,641,000) (market value £2,744,000). Informa Quest Ltd held 2,842 (2004:171,285) ordinary shares at a book cost of £nil (2004: £nil) (market value £12,000). The Taylor & Francis Group Employee Benefit Trust held nil (2004: 935,279) ordinary shares at a book cost of £nil (2004: £1,090,000). These shares have not yet been allocated to individuals and accordingly, dividends on these shares have been waived.

At 31 December 2005 the Group held 0.2% (2004: 0.6%) of its own called up share capital.

30 Minority Interests

The Group's minority interest in 2005 and 2004 was composed entirely of equity interests and represents the minority shares of Euroforum HandelsZeitung Konferenz AG and Agra CEAS.

31 Provisions

	Property lease £'000
1 January 2005	660
Increase in year	2,039
Additions on acquisition of IIR Holdings Limited	2,009
Utilisation	(847)
At 31 December 2005	3,861
Included in current liabilities	2,014
Included in non-current liabilities	1,847

The property lease provision represents the estimated excess of rent payable on surplus property leases, plus dilapidation provisions where they exist, less rent received via sub-leases.

32 Trade and Other Payables

	2005 £'000	2004 £'000
Current		
Deferred consideration payable for purchase of subsidiary undertakings and businesses	**2,351**	463
Trade creditors	**20,757**	11,634
Accruals	**106,160**	59,720
Net obligations under finance leases	**23**	29
Other creditors	**25,185**	9,173
Total current	**154,476**	81,019
Non-current		
Net obligations under finance leases	**20**	17
Deferred consideration payable for purchase of subsidiary undertakings and businesses	**4,832**	448
Total non-current	**4,852**	465
Total	**159,328**	81,484

The bank loans are guaranteed by material subsidiaries of the Company. An analysis of the maturity of debt is given in Note 27 (a).

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 46 days.

The Directors consider that the carrying amount of trade payables approximates to their fair value.

33 Deferred Income

	2005 £'000	2004 £'000
Subscriptions and event fees received in advance	**187,445**	124,361

34 Obligations under Finance Leases

	Minimum lease payments		Present value of minimum lease payments	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Amounts payable under finance leases:				
– Within one year	**24**	30	**23**	29
– In the second to fifth years inclusive	**20**	17	**20**	17
	44	47	**43**	46
Less: future finance charges	**(1)**	(1)	**N/A**	N/A
Present value of lease obligations	**43**	46		
Less: amount due for settlement within 12 months (shown under current liabilities)			**(23)**	(29)
Amount due for settlement after 12 months			**20**	17

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is three to four years. For the year ended 31 December 2005, the average effective borrowing rate was 1% (2004: 3%). Interest rates are fixed at the contract date. All leases are on a fixed prepayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in sterling.

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' rights over the leased assets.

35 Business Combinations

2005 acquisitions:		Date acquired
Triangle Journals Limited	Journal publishing	29 April 2005
Metro Mortgage Guide	Financial information provider	6 May 2005
Medic-to-Medic	Medical IT services	24 May 2005
Ashley Publications Limited	Journal publishing	26 May 2005
Australian Bulk Handling Review	Journal publishing	26 June 2005
The Book List of IOP Publishing Limited	Book publishing	30 June 2005
IIR Holdings Limited	Conferences, training & exhibitions	6 July 2005
Mark Two Communications BV	Medical training programs	11 July 2005
Agra FNP Pesquisas Ltd	Agricultural conferences	8 September 2005

Various other book and journal titles were also purchased during the year.

Cash Paid on Acquisition Net of Cash Acquired

	2005 £'000	2004 £'000
Current-year acquisitions		
Triangle Journals Limited[1]	**1,500**	–
Metro Mortgage Guide[1]	**177**	–
Medic-to-Medic	**6,491**	–
Ashley Publications Limited	**16,415**	–
Australian Bulk Handling Review[1]	**531**	–
The Book List of IOP Publishing Limited[1]	**2,000**	–
IIR Holdings Limited	**777,951**	–
Mark Two Communications BV[1]	**388**	–
Agra FNP Pesquisas Ltd[1]	**1,117**	–
Other Publishing[1]	**804**	–
Prior-year acquisitions		
Taylor & Francis Group plc[2]	**–**	15,703
PJB Publications Limited[3]	**–**	5,787
Cass[4]	**3,028**	–
Dekker[5]	**1,371**	–
Other	**1,014**	573
	812,787	22,063

[1] These acquisitions are covered by the 'Other acquisitions' table which follows below. All other current year acquisitions are detailed below. Where goodwill is provisional, a best estimate of fair value has been made but these will be reviewed and adjusted in the next year should it be necessary.
[2] Total consideration paid in cash for Taylor & Francis Group plc represents costs incurred relating to the business combination between Informa Group plc and Taylor & Francis Group plc.
[3] Cash paid in relation to the December 2003 acquisition of PJB Publications Limited is in respect of accrued costs brought forward.
[4] In respect of the Cass acquisition, an increase of £3,028,000 was made to goodwill as a result of an earnout payment being made during 2005.
[5] In respect of the Dekker acquisition, an increase of £1,371,000 was made on resolution of the dispute with the vendor over the valuation of the acquisition balance sheet during 2005.

The combined impact on the Group's profit after tax from the newly acquired businesses for 2005 amounted to £24,471,000 on revenues of £196,260,000. The total assets of newly acquired businesses amounted to £327,381,000 as at 31 December 2005.

All acquisitions, except for Taylor & Francis Group plc in 2004, were paid for in cash and in all acquisitions full control over the business has been acquired, either by acquiring 100% of the ordinary issued share capital or by means of an asset purchase deal. All transactions have been accounted for by the purchase method of accounting.

35 Business Combinations continued

Ashley Publications Limited
On May 26, 2005, the Group acquired 100% of the issued share capital of Ashley Publications Limited for cash consideration of £18,145,000.

Net assets acquired	Book value £'000	Accounting policy adjustments (Note 25) £'000	Fair value adjustments £'000	Fair value £'000
Property and equipment	42	–	–	42
Debtors	424	–	(11)	413
Creditors	(1,687)	–	–	(1,687)
Deferred tax liability	–	(3,130)	–	(3,130)
Investments	3	–	(3)	–
Cash and cash equivalents	1,730	–	–	1,730
Provisions for liabilities and charges	(6)	–	–	(6)
	506	(3,130)	(14)	(2,638)
Intangible assets	–	–	10,433	10,433
Net assets				7,795
Provisional goodwill				10,350
Total consideration				18,145
Satisfied by:				
Cash				18,000
Directly attributable costs				145
				18,145
Net cash outflow arising on acquisition:				
Cash consideration				18,145
Cash and cash equivalents acquired				(1,730)
				16,415

The goodwill amount is provisional and subject to change following completion of a fair value exercise.

Goodwill of £10,350,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill arising on the acquisition is attributable to the anticipated profitability of products as included into the existing medical portfolio of publications.

Ashley Publications Limited generated revenues of £1,916,000 and net income (based on assumed tax rate of 30%) of £444,000 in the post acquisition period from 26 May 2005 to 31 December 2005. The results of Ashley Publications Limited are included in the Scientific, Technical & Medical market sector.

If the acquisition of Ashley Publications Limited had taken place on the first day of the financial year, Group revenues for the period would have been £917,000 higher and the Group profit after tax attributable to Equity shareholders would have been £287,000 higher.

35 Business Combinations continued

Medic-to-Medic

On 24 May 2005, the Group acquired the trading assets of Medic-to-Medic for a cash consideration of £6,491,000 and further consideration contingent on revenues in 2006. Total consideration will not exceed £14,716,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Property and equipment	11	–	11
Debtors	261	–	261
Creditors	(126)	–	(126)
	146	–	146
Intangible assets	–	10,470	10,470
Net assets			10,616
Provisional goodwill			75
Total consideration			10,691
Satisfied by:			
Cash			6,200
Deferred consideration			4,200
Directly attributable costs			291
			10,691
Net cash outflow arising on acquisition:			
Cash consideration			6,491
Cash and cash equivalents acquired			-
			6,491

Goodwill of £75,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. Goodwill may be increased by a further contingent consideration of £4,316,000 dependent on revenue in 2006. The goodwill arising on the acquisition is attributable to the anticipated profitability of the medical database in generating future revenues.

Medic-to-Medic generated revenues of £1,874,000 and net income (based on assumed tax rate of 30%) of £104,000 in the post acquisition period from 24 May 2005 to 31 December 2005. The results of Medic-to-Medic are included in the Scientific, Technical & Medical market sector.

If the acquisition of Medic-to-Medic had taken place on the first day of the financial year, Group revenues for the period would have been £1,600,000 higher and the Group profit after tax attributable to Equity shareholders would have been £140,000 higher.

35 Business Combinations continued

IIR Holdings Ltd

On 6 July 2005, the Group acquired 100% of the issued share capital of IIR Holdings Ltd for a cash consideration of £793,731,000.

Net assets acquired	Book value £'000	Accounting policy adjustments (Note 25) £'000	Fair value adjustments* £'000	Fair value £'000
Property and equipment	3,086	–	–	3,086
Trade and other receivables	78,547	–	(4,068)	74,479
Inventory	1,232	–	–	1,232
Cash and cash equivalents	15,780	–	–	15,780
Deferred tax assets	7,103	–	202	7,305
Trade and other payables	(48,627)	–	(3,761)	(52,388)
Deferred income	(48,192)	–	–	(48,192)
Deferred tax liability	–	(143,370)	–	(143,370)
Current tax liabilities	(14,674)	–	(8,081)	(22,755)
	(5,745)	(143,370)	(15,708)	(164,823)
Intangible assets	–	–	474,345	474,345
Net assets				309,522
Provisional goodwill				484,209
Total consideration				793,731
Satisfied by:				
Cash				789,056
Directly attributable costs				4,675
				793,731
Net cash outflow arising on acquisition:				
Cash consideration				793,731
Cash and cash equivalents acquired				(15,780)
				777,951

* The book value of the assets and liabilities of IIR Holdings Limited have been adjusted to fair value in accordance with IFRS 3. These fair value adjustments include the expensing of deferred promotional expenditure of £4,068,000, provision for vacant properties and other onerous contracts of £3,085,000, provision for a defined pension deficit of £675,000 and provision for taxes at source of £8,081,000.

Provisional goodwill of £484,209,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is partially deductible for tax purposes. The goodwill arising on the acquisition is attributable to the anticipated profitability of IIR Holdings Limited's products and services in existing and new markets as they are added to the Group's existing range.

IIR generated revenues of £192,470,000 and net income (based on assumed tax rate of 30%) of £23,923,000 in the post-acquisition period from 6 July 2005 to 31 December 2005. The results of IIR Holdings Limited are allocated across all segments except Humanities & Social Sciences.

If the acquisition of IIR had taken place on the first day of the financial year, Group revenues for the period would have been £192,830,000 higher and the Group profit after tax attributable to equity shareholders would have been £23,523,000 higher. In total, including IIR for the whole year would have contributed revenue of £385,300,000 and adjusted operating profit of £64,100,000.

35 Business Combinations continued

Other Business Combinations

The Group acquired the trading assets or 100% of the issued share capital of Triangle Journals Limited, Metro Mortgage Guide, Australian Bulk Handling Review, The Book List of IOP Publishing Limited, Mark Two Communications BV, Agra FNP Pesquisas Ltda and various other publishing titles. Total cash consideration of £6,517,000 was made in 2005. Including deferred consideration, total consideration will not exceed £6,752,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Property and equipment	22	30	52
Trade and other receivables	224	–	224
Cash and cash equivalents	229	–	229
Creditors	(920)	–	(920)
	(445)	30	(415)
Intangible assets	–	–	–
Net assets			(415)
Provisional goodwill			7,167
Total consideration			6,752
Satisfied by:			
Cash			6,517
Deferred consideration			235
Directly attributable costs			–
			6,752
Net cash outflow arising on acquisition:			
Cash consideration			6,746
Cash and cash equivalents acquired			(229)
			6,517

Goodwill of £7,167,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill amount is provisional and subject to change following completion of a fair value exercise. The goodwill arising on these acquisitions is attributable to anticipated profitability as they are integrated into the Group.

36 Notes to the Cash Flow Statement

	2005 £'000	2004 £'000
Operating profit – continuing operations	**91,418**	62,339
Discontinued operations	**(1,885)**	–
Profit from operations	**89,533**	62,339
Adjustments for:		
Depreciation of property and equipment	**8,175**	7,059
Amortisation of intangible assets	**49,755**	9,620
Impairment of goodwill	**–**	15,000
Loss/(gain) on disposal of property and equipment	**100**	(92)
Operating cash flows before movements in working capital	**147,563**	93,926
(Increase)/decrease in inventories	**(2,421)**	500
Increase in receivables	**(5,637)**	(7,381)
Increase in payables	**19,451**	3,347
Movement in other operating items	**1,973**	1,550
Cash generated by operations	**160,929**	91,942

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

36 Notes to the Cash Flow Statement continued

Adjusted Cash Generated by Operations

	2005 £'000	2004 £'000
Adjusted operating profit (Note 9)	**147,329**	95,405
Cash generated by operations	**160,929**	91,942
Restructuring costs (Note 8)	**8,277**	9,285
Adjusting items on a cash flow basis	**169,206**	101,227
Accrued in prior year	**2,500**	8,000
Accrued at year end	**(4,426)**	(2,500)
Adjusted cash generated by operations	**167,280**	106,727

	2005 %	2004 %
Percentage of adjusted operating profit converted to adjusted cash generated by operations	**113**	112

Analysis of Net Debt

	At 1 January 2005 £'000	Non-cash items £'000	Cash flow £'000	Exchange movement £'000	At 31 December 2005 £'000
Cash at bank and in hand	19,126	–	1,528	–	**20,654**
Overdrafts	(4,001)	–	(568)	–	**(4,569)**
Net cash	15,125	–	960	–	**16,085**
Bank loans due in less than one year	(5,156)	(5,192)	(48,313)	2	**(58,659)**
Loan notes due in less than one year	(6,189)	–	5,896	–	**(293)**
Bank loans due in more than one year	(305,721)	2,594	(376,211)	(13,162)	**(692,500)**
Finance leases due in less than one year	(29)	(17)	23	–	**(23)**
Finance leases due in more than one year	(17)	(3)	–	–	**(20)**
	(301,987)	(2,618)	(417,645)	(13,160)	**(735,410)**

37 Operating Lease Arrangements

	2005 £'000	2004 £'000
Minimum lease payments under operating leases recognised in income for the year	**15,660**	11,951

At the Balance Sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, as follows:

	2005		2004	
	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000
Operating leases which expire:				
– Within one year	**20,995**	**1,371**	10,213	845
– Within two to five years	**80,753**	**3,568**	32,571	1,672
– After five years	**35,698**	–	21,275	–
	137,446	**4,939**	64,059	2,517

Operating lease payments represent rentals payable by the Group for certain of its properties. Leases are negotiated for an average term of 11 years and rentals are fixed for an average of six years.

38 Commitments

	2005 £'000	2004 £'000
Commitments for the acquisition of property, plant and equipment	**2,870**	2,118

39 Retirement Benefit Schemes

As explained in the accounting policies set out in Note 3, in the UK the Group operates three defined benefit pension schemes, the Informa Final Salary Scheme, the Taylor & Francis Group Pension and Life Assurance Scheme and the Achieve Learning (UK) Pension and Benefits Scheme for all qualifying UK employees providing benefits based on final pensionable pay (the "Scheme"). The assets of the schemes are held in separate trustee administered funds. Contributions to the schemes are charged to the profit and loss account so as to spread the cost of contributions over employees' working lives with the Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the attained age method to reflect the fact that the schemes are closed to new entrants.

The most recent actuarial valuation of the Informa Final Salary Scheme was at 31 December 2005. Employees who are members contribute 10% of pensionable pay; the Group's contribution over the year was 18.9% of pensionable pay. The market value of the scheme's assets as at 31 December 2005 was £34,452,000, which represented 75% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions adopted are:

	2005	2004
Rate of return on investments after retirement	**4.8% p.a.**	5.5% p.a.
Rate of return on investments before retirement	**4.8% p.a.**	6.5% p.a.
Rate of increase in pensions in payment	**3.0% p.a.**	2.7% p.a.
Rate of increase in salaries	**4.5% p.a.**	4.2% p.a.

The most recent actuarial valuation of the Taylor & Francis Group Pension and Life Assurance Scheme was at 31 December 2005. Employees who are members contribute 3% of pensionable pay; the Group's contribution over the year was 33.6% of pensionable pay. The market value of the scheme's assets as at 31 December 2005 was £10,273,000, which represented 67% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions adopted are:

	2005	2004
Rate of return on investments	**4.8% p.a.**	9.0% p.a.
Rate of increase in pensions in payment	**3.0% p.a.**	4.5% p.a.
Rate of increase in salaries	**4.5% p.a.**	6.5% p.a.

As part of the acquisition of IIR Holdings Limited, the Group acquired the Achieve Learning (UK) Pension & Benefits Scheme. The most recent actuarial valuation of the scheme was at 31 December 2005. The scheme was closed to future accrual of pensions at the time of the acquisition of IIR Holdings limited. The market value of the scheme's assets as at 31 December 2005 was £4,262,000, which represented 80% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions adopted are:

	2005	2004
Expected long-term rate of return on scheme assets	**6.2%**	–
Rate of increase in pensions in payment	**3.0%**	–
Rate of increase in salaries	**N/A**	–

The pension charge for the schemes in the income statement for the year was £2,052,000 (2004: £2,346,000), of which £1,360,000 (2004: £1,400,000) was charged to operating profit.

The Group also operates defined contribution schemes. Contributions charged to the income statement during the year were £3,622,000 (2004: £2,637,000), all of which (2004: all) was charged to operating profit.

39 Retirement Benefit Schemes continued

A full valuation of the Group's schemes was undertaken by qualified independent actuaries at 31 December 2005. The major assumptions used by the actuaries were as follows:

	At 31 December 2005	At 31 December 2004
Rate of increase in salaries		
IIR	N/A	–
Taylor & Francis	4.50% p.a.	6.50% p.a.
Informa	4.50% p.a.	4.40% p.a.
Limited price indexation pension increases		
IIR	–	–
Taylor & Francis	3.00% p.a.	2.90% p.a.
Informa	3.00% p.a.	2.90% p.a.
Discount rate		
IIR	4.90% p.a.	–
Taylor & Francis	4.75% p.a.	5.30% p.a.
Informa	4.75% p.a.	5.30% p.a.
Inflation assumption		
IIR	3.00% p.a.	–
Taylor & Francis	3.00% p.a.	2.90% p.a.
Informa	3.00% p.a.	2.90% p.a.

Amounts recognised in respect of these defined benefit schemes are as follows:

	Year ended 31 December 2005	Year ended 31 December 2004
Analysis of the amount charged to operating profit		
Current service cost	(1,360)	(1,400)
Past service cost	–	–
Total operating charge	(1,360)	(1,400)
Analysis of the amount debited to other finance income/(expense)		
Expected return on pension scheme assets	1,999	1,191
Interest cost on pension scheme liabilities	(2,691)	(2,137)
Net finance cost	(692)	(946)
Analysis of amount recognised in the consolidated statement of recognised income and expense		
Actual return less expected return on scheme assets	6,515	15
Experience loss	(294)	(118)
Change in actuarial assumptions	(9,987)	(2,832)
Actuarial loss	(3,766)	(2,935)
Movement in deficit during the year		
Deficit in schemes at beginning of year	(22,535)	(13,894)
Additions on acquisition of Taylor & Francis Group Ltd	–	(4,879)
Additions on acquisition of IIR Holdings Limited	(978)	–
Current service cost	(1,360)	(1,400)
Contributions	11,602	1,519
Other finance costs	(692)	(946)
Actuarial loss	(3,766)	(2,935)
Deficit in schemes at end of year	(17,729)	(22,535)

The amount recognised in the balance sheet in respect of the Group's defined benefit retirement schemes is as follows:

	2005 £'000	2004 £'000
Present value of defined benefit obligations	(66,716)	(48,130)
Fair value of scheme assets	48,987	25,595
Deficit in scheme	(17,729)	(22,535)
Liability recognised in the balance sheet	(17,729)	(22,535)

39 **Retirement Benefit Schemes** continued

Changes in the present value of defined benefit obligations are as follows:

	2005 £'000	2004 £'000
Opening defined benefit obligation	**(48,130)**	(31,883)
Additions on acquisition of Taylor & Francis Group Ltd	**–**	(9,889)
Additions on acquisition of IIR Holdings Limited	**(4,811)**	–
Service cost	**(1,360)**	(1,400)
Interest cost	**(2,691)**	(2,137)
Contributions from scheme members and benefits paid	**557**	99
Actuarial gains and losses	**(10,281)**	(2,920)
Closing defined benefit obligation	**(66,716)**	(48,130)

Changes in the fair value of scheme assets are as follows:

	2005 £'000	2004 £'000
Opening fair value of plan assets	**25,595**	17,989
Additions on acquisition of Taylor & Francis Group Ltd	**–**	5,010
Additions on acquisition of IIR Holdings Limited	**3,833**	–
Expected return on scheme assets	**1,999**	1,191
Actuarial gains and losses	**6,515**	(15)
Contributions from the sponsoring companies	**11,602**	1,519
Contributions from scheme members and benefits paid	**(557)**	(99)
Closing fair value of plan assets	**48,987**	25,595

The assets of the Taylor & Francis Group Pension and Life Assurance Scheme are held in managed funds and cash funds operated by Henderson Investment Managers. The assets of the Informa Final Salary Scheme are held in managed funds and cash funds operated by Skandia Investment Management. The assets of the Achieve Learning (UK) Pension and benefits plan are managed by Schroder Investment Management Ltd. The fair value of the assets held and the expected rates of return assumed are as follows:

	Expected rate of return year commencing 31 December 2005 %	Fair value at 31 December 2005 £'000	Expected rate of return year commencing 31 December 2004 %	Fair value at 31 December 2004 £'000
Equities and property				
IIR	**6.60**	**3,669**	–	–
Taylor & Francis	**6.60**	**4,315**	7.00	3,212
Informa	**6.60**	**28,940**	7.00	17,216
Bonds				
IIR	**4.25**	**405**	–	–
Taylor & Francis	**4.40**	**308**	5.00	306
Informa	**4.40**	**4,134**	5.00	2,460
Cash				
IIR	**4.50**	**188**	–	–
Taylor & Francis	**4.00**	**5,650**	4.00	1,581
Informa	**4.00**	**1,378**	4.00	820
		48,987		25,595

The plan assets do not include any of the Group's own financial instruments, occupied property or other assets used by the Group.

39 Retirement Benefit Schemes continued

The history of the schemes for the current and prior year is as follows:

	2005 £'000	2004 £'000
Present value of defined benefit obligations	**(66,716)**	(48,130)
Fair value of scheme assets	**48,987**	25,595
Deficit in the schemes	**(17,729)**	(22,535)
Related deferred tax assets	**5,319**	6,761
Deficit net of deferred tax assets	**(12,410)**	(15,774)
Experience adjustments on scheme liabilities:		
Amount (£'000)	**(294)**	(118)
Percentage of scheme liabilities (%)	**0.44**	0.25
Experience adjustments on scheme assets:		
Amount (£'000)	**6,515**	74
Percentage of scheme assets (%)	**13.30**	0.29

In accordance with the transitional provisions for the amendments to IAS 19 "Employee Benefits" in December 2004, the disclosures above are determined prospectively from the 2004 reporting period.

The estimated amount of contributions expected to be paid to the schemes during the current financial year is £1,758,000.

40 Share-Based Payments

The Group Share Options, Share Matching and Long-Term Incentive Plans provide for a grant price equal to the average quoted market price of the Group shares on the date of grant. The vesting period is generally three years. The options expire if they remain unexercised after the exercise period has lapsed. Furthermore, options are forfeited if the employee leaves the Group before the options vest. The options are equity settled.

	2005		2004	
	Options	Weighted average exercise price (in £)	Options	Weighted average exercise price (in £)
Outstanding at beginning of year	**8,454,232**	**380.49**	4,934,033	426.58
Granted during the year	**241,143**	**100.00**	1,535,667	341.98
T&F options rollover[1]	**–**	**–**	3,216,591	280.47
Forfeited/lapsed during the year	**(327,789)**	**416.32**	(386,544)	500.39
Exercised during the year	**(2,060,924)**	**285.66**	(845,515)	144.23
Rights Issue adjustment[2]	**854,630**	**339.81**	–	–
Outstanding at the end of the year	**7,161,292**	**346.85**	8,454,232	380.49
Exercisable at the end of the year	**5,273,833**		7,398,281	

[1] On acquisition of Taylor & Francis Group plc on 10 May 2004, options in the T&F plan were converted to an equivalent number of options in Informa plc, with the exercise price also adjusted accordingly.

[2] On acquisition of IIR Holdings Limited on 6 July 2005, share options were adjusted for a two for five Rights Issue.

The weighted average share price at the date of exercise for share options exercised during the year was 285.66p. The options outstanding at 31 December 2005 had a weighted average remaining contractual life of 4.34 years (2004: 3.76 years) ranging from 9.77p to 736.61p (Note 28).

40 Share-Based Payments continued

Inputs used to calculate those fair values and the method of calculation are set out in the following tables:

Share Options – Binomial Model

Date of grant	Estimated fair value	Share price	Exercise price	Expected volatility	Expected life (years)	Risk free rate	Expected dividends
4 March 2004	£1.18	£3.76	£3.73	32.33%	5.00	4.76%	2.00%
22 March 2004/ 10 May 2004 (Executive)	£1.08	£3.49	£3.41 (adjusted)*	32.77%	4.87	4.62%	2.00%
22 March 2004/ 10 May 2004 (Employee)	£0.93	£3.49	£3.41 (adjusted)*	32.77%	3.50	4.21%	2.00%
15 September 2004	£1.16	£3.71	£3.70	30.59%	5.00	4.95%	2.00%

* Adjusted for the business combination in 2004 of Taylor & Francis Group plc and Informa Group plc, and in 2005 for a Rights Issue.

Share Matching – Monte Carlo Simulation Model

Date of grant	Estimated fair value	Share price	Exercise price	Expected volatility	Expected life (years)	Risk free rate	Expected dividends
13 April 2004	£3.32	£3.53	n/a	n/a	n/a	n/a	2.00%
19 April 2005	£3.44	£3.80	n/a	n/a	n/a	n/a	1.66%

Long-Term Incentive Plan – Binomial Model

Date of grant	Estimated fair value	Share price	Exercise price	Expected volatility	Expected life (years)	Risk free rate	Expected dividends
3 November 2005	£2.55	£4.20	n/a	28.91%	3.00	4.49%	1.66%

Expected volatility was determined by calculating the historical volatility of the Group's share price over one, two and three years back from the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The Group recognised total expenses of £1,834,000 and £2,559,000 related to equity-settled share-based payment transactions in 2005 and 2004 respectively.

A complete listing of all options outstanding as at 31 December 2005 is included in Note 28.

41 Events after the Balance Sheet Date

In February 2006, as part of the termination of a joint venture agreement, Expomedia Group plc have exercised their call option to buy back shares valued at £2,040,000 (Note 23). A long-term non-interest-bearing loan for the equivalent value, receivable in ten years' time, has now arisen as part of the transaction. In February 2006, the Group purchased Expomedia Group plc's 50% share in their jointly-owned event "3GSM Russia" for €566,000.

The following acquisitions were made subsequent to year end. The consideration amounts disclosed are based on completion accounts and are subject to change.

CDI

On 16 January 2006, the Group purchased an intangible asset, comprising the right to use business performance analysis intellectual property, from CDI for £1,446,000.

41 Events after the Balance Sheet Date continued

Cavendish Publishing Limited

On January 4 2006, the Group acquired 100% of the issued share capital of Cavendish Publishing Limited, a legal book publishing business, for a cash consideration of £6,000,000.

Net Assets Acquired

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Property and equipment	26	–	26
Trade receivables	323	–	323
Trade payables	(399)	(25)	(424)
Intangible assets	186	(186)	–
Cash and cash equivalents	1	–	1
Inventory	321	–	321
Net assets	458	(211)	247
Provisional goodwill			5,753
Total consideration			6,000
Satisfied by cash			6,000
Net cash outflow arising on acquisition:			
Cash consideration			6,000
Cash and cash equivalents acquired			(1)
			5,999

Goodwill of £5,753,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, ahead of the acquisition being reviewed and any intangible assets being identified, and is not deductible for tax purposes. The goodwill arising on the acquisition is attributable to the anticipated profitability of products as they are included into the existing legal portfolio of publications.

M Solutions

On 6 February 2006, the Group acquired the trading assets of M Solutions, a provider of data and information solutions to the global financial services industry, for a cash consideration of £11,229,000.

Net Assets Acquired

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Property and equipment	208	–	208
Trade and other receivables	806	–	806
Trade and other payables	(2,707)	–	(2,707)
Cash and cash equivalents	561	–	561
Net assets	(1,132)	–	(1,132)
Provisional goodwill			12,361
Total consideration			11,229
Satisfied by cash			11,229
Net cash outflow arising on acquisition:			
Cash consideration			11,229
Cash and cash equivalents acquired			(561)
			10,668

Goodwill of £12,361,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, ahead of the acquisition being reviewed and any intangible assets being identified, and is not deductible for tax purposes. The goodwill arising on the acquisition is attributable to the anticipated profitability of products as included into the existing financial data analysis portfolio.

41 Events after the Balance Sheet Date continued

Cordial Events Limited

On February 7 2006, the Group acquired 100% of the issued share capital of Cordial Events Limited, a legal exhibition provider, for a cash consideration of £1,402,000 and a deferred contingent consideration not exceeding £150,000. Total consideration will not exceed £1,552,000.

Net Assets Acquired

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Trade and other receivables	25	–	25
Trade and other payables	(75)	–	(75)
Cash and cash equivalents	242	–	242
Net assets	192	–	192
Provisional goodwill			1,360
Total consideration			1,552

Satisfied by:	
Deferred contingent consideration	150
Cash	1,402
	1,552

Net cash outflow arising on acquisition:	
Cash consideration	1,402
Cash and cash equivalents acquired	(242)
	1,160

Goodwill of £1,360,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill arising on the acquisition is attributable to the anticipated future profitability of the exhibition.

42 Explanation of Transition to IFRS

This is the first year that the Company has presented its financial statements under IFRS. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRS was therefore 1 January 2004. For further detail on the transition to IFRS refer to the regulatory announcement "REG – T&F Informa plc IFRS Statement" released on 13 June 2005, which is available on the Group's website.

Reconciliation of Profit for the Year Ended 2004

	Notes	UK GAAP balances in IFRS format £'000	T&F acquisition adjustments (Note 1) £'000	IFRS adjustments £'000	IFRS £'000
Revenue		504,666	(54,821)	–	449,845
Share of revenue of joint ventures	2	(441)	–	441	–
Change in inventories of finished goods and work in progress	3	1,042	4,366	(961)	4,447
Raw materials and consumables used		(158,646)	8,618	–	(150,028)
Employee benefit expense	4, 5	(150,645)	14,077	(3,386)	(139,954)
Depreciation expense	6	(8,818)	920	839	(7,059)
Amortisation of intangible fixed assets	6	(34,741)	4,965	20,156	(9,620)
Goodwill impairment		(15,000)	–	–	(15,000)
Other expenses		(88,507)	18,215	–	(70,292)
Share of result of joint ventures	2	(271)	–	271	–
Operating profit		48,639	(3,660)	17,360	62,339
Merger costs		(15,703)	15,703	–	–
Non-operating income and expense		(1,118)	–	–	(1,118)
Finance costs	5	(20,551)	2,154	(2,137)	(20,534)
Investment income	5	1,117	–	1,191	2,308
Profit before tax		12,384	14,197	16,414	42,995
Tax on profit on ordinary activities	7	(12,284)	1,528	37,597	26,841
Profit for the year from continuing operations		100	15,725	54,011	69,836
Less: minority interest		26	–	–	26
Profit attributable to equity holders of the parent		126	15,725	54,011	69,862

Notes on significant items:

1 Under former UK GAAP the business combination of Informa Group plc and Taylor & Francis Group plc was accounted for using merger accounting. In accordance with IFRS, the purchase accounting method has been used, meaning that the results of Taylor & Francis pre-merger have been eliminated. This reduces revenue by £54,821,000, operating profit by £3,660,000, profit before tax by £1,506,000 and tax is increased by £1,528,000. In addition, certain costs, treated as merger costs under UK GAAP, have been reclassified as costs of acquisition and added to goodwill in the balance sheet, resulting in a £15,703,000 reduction in costs for the year ending 31 December 2004. This increased profit before tax in total by £14,197,000.

2 Under IFRS the Group's share of the result of its joint ventures is not disclosed separately on the face of the income statement and its share of revenue is included in Group revenue.

3 IAS 38 "Intangible Assets" states that deferred promotional costs, which had previously been capitalised as inventory, must be written off as incurred. An amount of £4,000,000 was written off from the opening balance sheet at 1 January 2004. A further, £961,000 was written off in the year ending 31 December 2004 from both the Income Statement and Balance Sheet.

4 Under former UK GAAP, there was no requirement for an expense to be recognised in the financial statements in relation to equity instruments granted, based on their "fair value" at the date of grant. In accordance with IFRS 2 "Share-Based Payments", this expense, which is primarily in relation to employee option and performance share schemes, is then recognised over the vesting period of the relevant scheme. The charge to the income statement for the year ending 31 December 2004 is £2,560,000.

5 The Group has elected to adopt early the amendment to IAS 19, "Employee Benefits" issued by the IASB on 16 December 2004 which allows for all actuarial gains and losses to be charged or credited to equity. The incremental net charge on the Group's income statement is £826,000 for the year ending 31 December 2004. The transitional adjustment of £13,894,000 to opening reserves comprises the reversal of entries in relation to UK GAAP less the recognition of the net liabilities of the Group's and associated undertakings' defined benefit schemes. The adjustment to the 31 December 2004 Balance Sheet is a further £3,762,000.

6 IAS 38 states that goodwill should not be amortised, but instead subjected to an annual impairment review. The goodwill amortisation charge previously calculated under UK GAAP has been credited to the profit and loss account. However, IAS 38 does require the Group to amortise intangible fixed assets over their estimated useful lives. Further, computer software is considered an intangible asset and therefore the resulting reduction in value of this asset is taken through the amortisation line in the Income Statement. The resultant net credit to the Group's Income Statement is £20,156,000 for the year ending 31 December 2004, which comprises a reduction of £8,534,000 in intangible fixed assets, an increase of £29,529,000 in goodwill, and the software amortisation amount of £839,000.

7 On the transfer of the trade and assets of PJB Publications Limited to T&F Informa UK Limited on 1 September 2004, a deferred tax asset of £35,386,000 has been recognised with a resultant credit to the Income Statement. The balance of £3,739,000 is the attributable taxation effect of the above adjustments.

42 Explanation of Transition to IFRS continued

Reconciliation of Equity at 1 January 2004

	Notes	UK GAAP balances in IFRS format £'000	IFRS adjustments £'000	IFRS £'000
ASSETS				
Non-current assets				
Goodwill	6	306,131	1,283	307,414
Other intangible assets	8	–	6,752	6,752
Property and equipment	8	27,262	(6,752)	20,510
Available-for-sale investments	12	3,252	–	3,252
		336,645	1,283	337,928
Current assets				
Trade and other receivables	11	56,164	(1,066)	55,098
Inventory	5	7,419	(4,000)	3,419
Cash and cash equivalents		10,454	–	10,454
		74,037	(5,066)	68,971
Total assets		410,682	(3,783)	406,899
EQUITY AND LIABILITIES				
Capital and reserves				
Called up share capital		15,195	–	15,195
Share premium account		184,494	–	184,494
Reserve for shares to be issued		1	–	1
Other reserve		37,398	–	37,398
ESOP trust shares	12	(3,641)	–	(3,641)
Hedging and translation reserve		(2,358)	–	(2,358)
Retained losses		(157,289)	(6,471)	(163,760)
Equity attributable to equity holders of parent		73,800	(6,471)	67,329
Minority interests		79	–	79
Total equity		73,879	(6,471)	67,408
Non-current liabilities				
Long-term borrowings		177,245	–	177,245
Deferred tax liabilities	7, 5	3,900	(4,922)	(1,022)
Retirement benefit obligation	5	–	14,830	14,830
Provisions		660	–	660
Trade and other payables		5,923	–	5,923
		187,728	9,908	197,636
Current liabilities				
Short-term borrowings		5,472	–	5,472
Current taxation liabilities		18,033	–	18,033
Provisions		6,343	–	6,343
Trade and other payables	9, 10	17,191	(7,220)	9,971
Deferred income		102,036	–	102,036
		149,075	(7,220)	141,855
Total liabilities		336,803	2,688	339,491
Total equity and liabilities		410,682	(3,783)	406,899

Notes on significant items:

8 Under IAS "Intangible Fixed Assets", only computer software that is integral to a related item of hardware can be included as property and equipment. Accordingly, £6,752,000 of computer software has been reclassified from property and equipment to other intangible assets. As at 31 December 2004 this amount is £5,931,000.

9 Under IAS 10 "Events After Balance Sheet Date", dividends to shareholders declared after the balance date but before the financial statements are authorised for issue are not recognised as a liability at the balance sheet date but disclosed separately in the notes. Under former UK GAAP such dividends were previously recognised as a liability. The change results in an increase in equity of £8,389,000 at 31 December 2004 (£7,480,000 as of 1 January 2004).

10 Previously, under former UK GAAP the Group did not recognise a provision for holiday pay, as required under IAS 19 "Employee Benefits". The Group has recognised a liability of £468,000 in the opening balance sheet.

11 Previously deferred costs of £1,066,000 have been written off to align accounting policies as a result of the business combination between Informa Group plc and Taylor & Francis Group plc.

12 Note that the 2004 Financial Statements had opening balances restated on the adoption of UITF 38 "Accounting for ESOP Trusts", with the cost of shares now shown as a reduction to shareholders' funds (of £3,641,000). This adjustment is consistent with IFRS presentation.

42 Explanation of Transition to IFRS continued

Reconciliation of Equity at 31 December 2004

	Notes	UK GAAP balances in IFRS format £'000	T&F acquisition adjustments (Note 1) £'000	IFRS adjustments £'000	IFRS £'000
ASSETS					
Non-current assets					
Goodwill	6	497,986	75,508	29,529	603,023
Other intangible assets	6, 8	6,258	477,387	(2,621)	481,024
Property and equipment	8, 13	33,400	(84)	(11,837)	21,479
Available-for-sale investments		10,605	–	–	10,605
Deferred tax asset		414	39,684	–	40,098
		548,663	592,495	15,071	1,156,229
Current assets					
Trade and other receivables		98,853	(640)	–	98,213
Inventory	3	35,473	(2,977)	(4,961)	27,535
Cash and cash equivalents		19,126	–	–	19,126
		153,452	(3,617)	(4,961)	144,874
Non-current assets classified as held for sale	13	–	–	5,924	5,924
Total assets		702,115	588,878	16,034	1,307,027
EQUITY AND LIABILITIES					
Capital and reserves					
Called up share capital		29,946	–	–	29,946
Share premium account		187,755	4,342	–	192,097
Reserve for shares to be issued		1,267	380	–	1,647
Merger reserve		34,540	461,860	–	496,400
Other reserve		37,398	–	–	37,398
ESOP trust shares		(3,641)	(1,090)	–	(4,731)
Hedging and translation reserve		(6,800)	–	–	(6,800)
Retained losses		(149,278)	(19,240)	54,386	(114,132)
Equity attributable to equity holders of parent		131,187	446,252	54,386	631,825
Minority interests		53	–	–	53
Total equity		131,240	446,252	54,386	631,878
Non-current liabilities					
Long-term borrowings		305,721	–	–	305,721
Deferred tax liabilities	7	5,901	140,121	(44,121)	101,901
Retirement benefit obligation	5	–	4,879	17,656	22,535
Provisions		53	–	–	53
Trade and other payables		465	–	–	465
		312,140	145,000	(26,465)	430,675
Current liabilities					
Short-term borrowings		15,346	–	–	15,346
Current taxation liabilities		22,420	–	721	23,141
Provisions		607	–	–	607
Trade and other payables	5, 9	96,001	185	(15,167)	81,019
Deferred income		124,361	–	–	124,361
		258,735	185	(14,446)	244,474
Total liabilities		570,875	145,185	(40,911)	675,149
Total equity and liabilities		702,115	591,437	13,475	1,307,027

Notes on significant items:

13 Under IFRS, assets held for resale have been separately disclosed. Under former UK GAAP these assets, comprising of properties for sale and valued at £5,924,000, were disclosed as part of property and equipment. As at 31 December 2005 the remaining property (£4,574,000) is expected to be sold within the next 12 months.

42 Explanation of Transition to IFRS continued

Explanation of Material Adjustments to the Cash Flow Statement for 2004

The major impact on the Cash Flow Statement for 2004 relates to the business combination of Informa Group plc and Taylor & Francis Group plc. As noted previously, under IFRS the acquisition method has been used, rather than merger accounting. This has not resulted in a change to the net cash position of the Company, but has impacted the way cash flow items have been disclosed. The impact was a decrease in cash from operating activities by £20,692,000 to £67,492,000. This also impacts the acquisition of subsidiaries and movements on financing amounts.

We have audited the individual Company financial statements (the "financial statements") of Informa plc ("the Company") for the year ended 31 December 2005 which comprise the Balance Sheet and the related Notes 1 to 17. These financial statements have been prepared under the accounting policies set out therein.

The Corporate Governance Statement and the Directors' Remuneration Report are included in the Group Annual Report of Informa plc for the year ended 31 December 2005.

We have reported separately on the Group financial statements of Informa plc for the year ended 31 December 2005 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the annual report and the individual Company financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the financial statements have been properly prepared in accordance with the Companies Act 1985. We report to you if, in our opinion, the Directors' Report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company is not disclosed.

We read the Directors' Report and the other information contained in the Annual Report for the above year and described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and
- the financial statements have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Reading

13 March 2006

	Notes	2005 £'000	Restated 2004 £'000
Fixed assets			
Tangible assets	2	**594**	612
Investments	3	**1,381,922**	576,295
		1,382,516	576,907
Current assets			
Debtors due within one year	4	**582,349**	571,455
Cash at bank and in hand		**–**	5,710
		582,349	577,165
Creditors: amounts falling due within one year	5	**(395,891)**	(358,637)
Accruals	6	**(12,535)**	(6,482)
Net current assets		**173,923**	212,046
Total assets less current liabilities		**1,556,439**	788,953
Creditors: amounts falling due after more than one year	7	**(692,500)**	(305,721)
Provisions for liabilities and charges	8	**(998)**	(237)
Net assets		**862,941**	482,955
Capital and reserves			
Called up share capital	9	**42,152**	29,946
Share premium account	10	**492,484**	187,755
ESOP trust shares	10	**(3,334)**	(3,641)
Hedging and translation reserve	10	**15,268**	–
Reserve for own shares	10	**1,124**	380
Profit and loss account	11	**315,247**	268,555
Equity shareholders' funds		**862,941**	482,995

These financial statements were approved by the Board of Directors on 13 March 2006 and were signed on its behalf by:

P Rigby
Director

A Foye
Director

1 Accounting Policies

Basis of Accounting
The separate financial statements of the Company are presented as required by the Companies Act 1985. They have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards and law.

The Directors' Report, Corporate Governance Statement and Directors' Remuneration Report disclosures are included in the Group Annual Report of Informa plc.

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year, with the exception of the implementation of FRS 20 "Share-Based Payment", FRS 21 "Events after the Balance Sheet Date", FRS 25 "Financial Instruments: Disclosure and Presentation" and FRS 26 "Financial Instruments: Measurement", the impact of which is detailed in Notes 10, 11 and 12. The comparative information has been disclosed in accordance with FRS 13 "Derivatives and other financial investments: Disclosure".

Interest Income
Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Tangible Fixed Assets
Tangible fixed assets are recorded at cost less accumulated depreciation and provision for impairment. Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets in equal instalments over the estimated useful lives of the assets. The rates of depreciation are as follows:

Leasehold properties and improvements	Over life of the lease
Equipment, fixtures and fittings	3 to 15 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

Share Based Payments
The Company has applied the requirements of FRS 20 "Share Based Payment". In accordance with the transitional provisions, FRS 20 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Company issues equity settled share based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. The fair value is measured using the Binomial model of valuation, which is considered to be the most appropriate valuation technique. The valuation takes into account factors such as non-transferability, exercise restrictions and behavioural considerations. To assign a fair value to share awards granted under the Share Matching Plan where the proportion of the award released is dependent on the level of total shareholder return the Monte Carlo Simulation methodology is considered the most appropriate.

An expense is recognised to spread the fair value of each award over the vesting period on a straight line basis, after allowing for an estimate of the share awards that will actually vest. The estimate of vesting is reviewed annually, with any impact on the cumulative charge being recognised immediately.

Investments
Investments held as fixed assets are stated at cost less provision for any impairment in value. Investments held by the Company in subsidiaries and joint ventures denominated in foreign currencies are translated at rates of exchange ruling at the balance sheet date.

Financial Instruments
The Company has adopted FRS 26 "Financial Instruments: Measurement" with effect from 1 January 2005.

Financial assets and financial liabilities are recognised on the Company's balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Investments
Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible (with a maturity of three months or less) to a known amount of cash and are subject to an insignificant risk of changes in value.

1 Accounting Policies continued

Financial Liabilities and Equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank Borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the Profit and Loss Account using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Equity Instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative Financial Instruments and Hedge Accounting
The Company's holding activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The derivative instruments utilised by the Company to hedge these exposures are interest rate swaps, cross currency swaps and spot and forward foreign exchange contracts. The Company does not use derivative contracts for speculative purposes.

The Board set the Company's treasury policy to ensure that it has adequate financial resources to develop the Company's businesses and to manage the currency and interest risks to which the Company is exposed. All external hedging is performed by the Company Treasury Function. Company Treasury acts as a service centre operating under the clearly defined regulation of the Board. The Company monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the Profit and Loss Account. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the Profit and Loss Account in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the Profit and Loss Account as they arise.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Profit and Loss Account for the year.

Finance Costs
Finance costs of debts are capitalised against the debt value on first drawdown of the debt and are recognised in the Profit and Loss Account at a constant rate over the life of the debt.

ESOP Trust Shares
Own shares deducted in arriving at shareholders' funds represent the cost of the Company's ordinary shares acquired by the Employee Share Option Plan (ESOP) trusts in connection with certain of the Company's employee share schemes.

Provisions
Provisions are recognised when the Company has a present obligation as a result of a past event, and it is probable that the Company will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the Balance Sheet date, and are discounted to present value where the effect is material.

Current tax
Current tax, including UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted at the Balance Sheet date.

Deferred tax
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the Balance Sheet date where the transactions or events that give rise to an obligation to pay more or less tax in the future have occured by the Balance Sheet date.

A deferred tax asset is recognised only when it is considered more likely than not that it will be recovered.

2 Tangible Fixed Assets

	Leasehold land and buildings £'000	Equipment, fixtures and fittings £'000	Total £'000
Cost			
At 1 January 2005	254	2,924	3,178
Additions	187	108	295
At 31 December 2005	441	3,032	3,473
Depreciation			
At 1 January 2005	(135)	(2,431)	(2,566)
Charge for year	(16)	(297)	(313)
At 31 December 2005	(151)	(2,728)	(2,879)
Net book value			
At 31 December 2005	290	304	594
At 31 December 2004	119	493	612

3 Investments

	Shares in subsidiary undertakings £'000	Available-for-sale investments £'000	Total £'000
At 1 January 2005	573,511	2,784	576,295
Additions	807,178	–	807,178
Exchange differences	(1,025)	–	(1,025)
Disposals	(526)	–	(526)
At 31 December 2005	1,379,138	2,784	1,381,922

The listing below shows the principal subsidiary undertakings as at 31 December 2005:

Company	Country of registration and incorporation	Principal activity	Ordinary shares held
Taylor and Francis Group Ltd	England and Wales	Holding Company	100%
Informa Holdings Limited	England and Wales	Holding Company	100%
Informa QUEST Limited	England and Wales	Qualifying employee share trust	100%
MMS Group Holding Limited	England and Wales	Holding company	100%
PJB Publications Limited	England and Wales	Holding company	100%
IIR Holdings Limited	Bermuda	Holding company	100%

The proportion of voting power held is the same as the proportion of ownership interest.

4 Debtors Due Within One Year

	2005 £'000	2004 £'000
Amounts owed by subsidiary undertakings	**567,560**	564,381
Other debtors	**14,508**	6,754
Prepayments and accrued income	**281**	320
	582,349	571,455

5 Creditors: Amounts Falling Due Within One Year

	2005 £'000	Restated 2004 £'000
Bank loans	**53,715**	5,156
Loan notes	**–**	5,774
Bank overdraft	**30**	–
Amounts owed to subsidiary undertakings	**340,952**	345,055
Other creditors	**1,194**	2,652
	395,891	358,637

6 Accruals

	2005 £'000	2004 £'000
Accruals	**12,535**	6,482

7 Creditors: Amounts Falling Due After More Than One Year

	2005 £'000	2004 £'000
Bank loans	**692,500**	305,721

The bank loans are guaranteed by material subsidiaries of the Company. An analysis of the maturity of debt is given in Note 17 (a).

8 Provisions for Liabilities and Charges

	Property lease £'000
At 1 January 2005	237
Provided in year	899
Utilised in year	(138)
At 31 December 2005	998

The property lease provision represents the estimated excess of rent payable on surplus property leases, dilapidation provisions where they exist, less rent received via sub-leases.

9 Share Capital

Company	2005 £'000	2004 £'000
Authorised		
600,000,000 (2004: 500,000,000) ordinary shares of 10p each*	**60,000**	50,000

* During the year an additional 100,000,000 ordinary shares of 10p (2004: 320,000,000 ordinary shares of 10p) each were authorised on the acquisition of IIR Holdings Limited by Informa Group plc (2004: authorised on the acquisition of Taylor & Francis Group plc).

Issued and fully paid		
421,521,110 ordinary shares of 10p each (2004: 299,462,868 of 10p each)	**42,152**	29,946

	2005 £'000	2004 £'000
At 1 January	**29,946**	15,195
Options exercised	**176**	117
Issue of share capital	**12,030**	14,634
At 31 December	**42,152**	29,946

Movements in Called Up Share Capital
During the year the Company issued 1,763,165 (2004: 1,178,885) ordinary shares of 10p for a consideration of £5,248,274 (2004: £2,989,000) with a nominal value of £176,000 (2004: £117,000) as a result of the exercise of share options.

On 25 July 2005, the Company issued 120,300,000 ordinary shares as part of a two-for-five Rights Issue, with a nominal value of £12,030,000 and a fair value of £311,700,000 to shareholders to partially fund the acquisition of IIR Holdings Limited.

On 10 May 2004, the Company issued 146,300,000 ordinary shares with a nominal value of £14,630,000 and a fair value of £511,000,000 to Taylor & Francis Group plc shareholders under the terms of the business combination of Informa Group plc and Taylor & Francis Group plc.

10 Reserves

Company	Hedging and translation reserve £'000	Reserve for own shares £'000	Share premium £'000	ESOP Trust shares £'000
At 31 December 2004	–	380	187,755	(3,641)
Implementation of FRS 26	(2,451)	–	–	–
At 1 January 2005	(2,451)	380	187,755	(3,641)
Recognised in income and expense in the year	17,303	–	–	–
Issue of share capital (net of £7,095,000 transaction costs)	–	–	299,657	–
Premium arising on options exercised during year	–	–	5,072	–
Transfer to income	416	–	–	–
Share award expense	–	744	–	307
At 31 December 2005	15,268	1,124	492,484	(3,334)

As at 31 December 2005 the Informa Employee Share Trust held 632,775 (2004: 632,775) ordinary shares in the Company at a cost of £3,641,000 (2004: £3,641,000) (market value £2,744,000). Informa Quest Ltd held 2,842 (2004: 171,285) ordinary shares at a book cost of £nil (2004: £nil) (market value £12,000). The Taylor & Francis Group Employee Benefit Trust held nil (2004: 935,279) ordinary shares at a book cost of £nil (2004: £1,090,000). These shares have not yet been allocated to individuals and accordingly, dividends on these shares have been waived.

As at 31 December 2005 the Group held 0.2% (2004: 0.6%) of its own called up share capital.

11 Profit and Loss Account

	2005 £'000	Restated 2004 £'000
At 1 January	**268,555**	295,830
Profit/(loss) after taxation (Note 12)	**73,963**	(11,393)
Equity dividends	**(27,271)**	(15,882)
At 31 December	**315,247**	268,555

Included in the Profit and Loss Account of the Company at 31 December 2005 are non-distributable reserves of £203,344,000, (2004: £203,344,000).

As permitted by Section 230 of the Companies Act 1985, the Profit and Loss Account of the parent Company is not presented as part of these accounts. The parent Company's profit, before the payment of dividends for the financial year, amounted to £73,963,000 (2004: loss of £11,393,000).

For the year ended 31 December 2005, dividends paid to shareholders comprise the final 2004 dividend of £15,926,000 (5.33p per share, ex-Rights Issue 4.76p per share) and the interim 2005 dividend of £11,345,000 (2.70p per share, ex-Rights Issue 2.41p per share). For the year ended 31 December 2004, dividends paid to shareholders comprise the final 2003 dividend of £7,480,000 (4.94p per share, ex-Rights Issue 4.41p per share) and the interim 2004 dividend of £8,342,000 (2.80p per share, ex-Rights Issue 2.50p per share). The proposed final dividend for the year ended 31 December 2005 is £25,292,000 (6.00p).

Amounts payable to Deloitte & Touche LLP by the Company in 2005 in relation to audit services amounted to £27,000 (2004: £25,000). Amounts payable to Deloitte & Touche LLP by the Company in 2005 in relation to non-audit services amounted to £nil (2004: £nil).

During 2005 a number of new Financial Reporting Standards were implemented, the impact on the profit is detailed in Note 12. The following table details the impact of compliance with the new FRS on the 2004 profit and loss account:

	2004 £'000
Profit and Loss Account as at 31 December 2004 – as previously stated	253,066
Share based payments[1]	(380)
Removal of dividends[2]	15,869
Profit and Loss Account as at 31 December 2004 – restated	268,555

[1] Under FRS 20 "Share Based Payments", equity settled share based payments to employees are a part of employee benefit expense charged to operating profit. A corresponding increase to the Reserve for Own Shares has been made.

[2] Under FRS 21 "Events after the Balance Sheet Date", dividends to shareholders declared after the balance date but before the financial statements are authorised for issue are not recognised as a liability at the balance sheet date. The final dividend accrued in the 2004 UK GAAP Financial Statements has therefore been reversed. Under FRS 26 "Financial Instruments: Measurement", all hedging activity is taken to the balance sheet. There is no profit and loss impact during 2004, however an amount of £2,451,000 was taken to the hedging and translation reserve with a corresponding increase in accruals.

12 Loss After Taxation

	2004 £'000
Loss after taxation – as previously stated	(11,013)
Prior year adjustments	(380)
Loss after taxation – restated	(11,393)

13 Share Based Payments

Details of the share based payments made by the Company are in the Group Annual Report (Note 40).

14 Operating Lease Arrangements

	2005 £'000	2004 £'000
Minimum lease payments under operating leases recognised in income for the year	**563**	14

At the Balance Sheet date, the Company had annual commitments under non-cancellable operating leases, for land and buildings, as follows:

	2005 £'000	2004 £'000
Operating leases which expire between two and five years	**432**	210

Operating lease payments represent rentals payable by the Company for certain of its properties. Leases are negotiated for an average term of four years.

15 Commitments

	2005 £'000	2004 £'000
Commitments for the acquisition of property, plant and equipment	**200**	–

16 Staff Costs

The monthly average number of persons employed by the Company (including Directors) during the year was 54 (2004: 37).

Their aggregate remuneration comprised:

	2005 £'000	2004 £'000
Wages and salaries	**5,378**	4,331
Social security costs	**641**	345
Pension costs	**818**	490
Redundancy costs	**1,200**	491
	8,037	5,657

The remuneration of Directors, is set out below. Further information about the remuneration of individual Directors is provided in the audited part of the Directors' Remuneration report on pages 27 to 33 of the Group Annual Report.

	2005 £'000	2004 £'000
Short-term employee benefits	**2,153**	2,607
Post-employment benefits	**659**	432
Termination benefits	**1,200**	491
Share-based payment	**524**	1,430
	4,536	4,960

17 Financial Instruments

The Company's activities expose it mainly to the financial risks of changes in foreign currency exchange rates and changes in interest rates. The Company's policy is to hedge these exposures as explained further below using primarily interest rate swaps, cross currency swaps and spot and forward foreign exchange contracts.

Treasury Policy

The Board set the Company's treasury policy to ensure that it has adequate financial resources to develop the Company's businesses and to manage the currency and interest risks to which the Company is exposed. The Company mainly uses foreign exchange forward and spot contracts and interest rate swap contracts to hedge these exposures. All external hedging is performed by the Company Treasury Function. The Company does not use derivative financial instruments for speculative purposes. Where a derivative (in whole or in part) cannot be designated in an effective hedge relationship any gain or loss arising on the undesignated portion of the derivative is immediately recognised in the Profit and Loss Account. Those derivative financial instruments (or portions thereof) that are not designated in a hedging relationship are classified as held for trading. The Treasury Function acts as a service centre operating under the clearly defined regulation of the Board. The Company monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

Funding and Cash Management

The Company primarily borrows at short-term variable rates under its multi-currency loan facilities. These borrowings are guaranteed by material subsidiary companies. In connection with the acquisition of IIR, in May 2005 the Company arranged for a new five-year loan agreement, becoming effective upon the acquisition of IIR in July 2005 and comprising three facilities:

- A – Term loans of GBP 250 million and USD 500 million;
- B – Multi-currency revolving facilities of GBP 400 million; and
- C – Equity bridge facility of GBP 300 million.

The previously existing loan facility was cancelled at the same time. Facility C was repaid and cancelled in July 2005 following the Rights Issue. In 2001, the Company raised USD 50 million on the US private placement market. The 7.35% Guaranteed Senior Unsecured Notes in respect of the Private Placement are due in seven equal annual instalments from August 2005 to August 2011.

Operationally, cash-pooling arrangements have been organised in GBP, EUR and USD to minimise interest payable on net overdrafts and/or maximise interest receivable on net surplus balances.

Cash Flows

Historically and for the foreseeable future the Company has been, and is expected to continue to be, in a net borrowing position. The Company's policy is to fulfil its borrowing requirements by borrowing in the currencies in which it operates, principally GBP, USD and EUR; thereby providing a natural hedge against projected future surplus USD and EUR cash inflows as well as spreading the Company's interest rate profile across a number of currencies. In addition, GBP-denominated borrowings serve to reduce the exposure of the debt to EBITDA banking covenant to movements in exchange rates in respect of currency-denominated debt. Therefore the Company seeks to maintain GBP-denominated borrowings in the range of 25% to 50% of total borrowings, including where necessary, the selling of USD and EUR for GBP on a regular basis.

In addition, if a significant foreign currency denominated future transaction or cash flow is projected, then the Company may utilise forward foreign exchange contracts to help hedge the associated risk.

Foreign Currency Risk

Allied to the Company's above policy on the hedging of surplus foreign currency cash inflows, the Company will usually seek to finance its net investment in its principal overseas subsidiaries by borrowing in those subsidiaries' functional currencies, primarily EUR and USD. This policy has the effect of protecting the Company's balance sheet from movements in those currencies to the extent that the associated net assets exceed the net foreign currency borrowings.

Interest Rate Risk

The Company seeks to minimise its exposure to fluctuations in interest rates by using interest rate swaps as cash flow hedges to hedge up to 90% of forecast interest payments over a period of up to five years, based on forecast net debt levels by currency during that period. This policy provides a level of certainty of future interest costs by swapping floating costs to fixed-interest payments which in turn assists the predictability of achieving interest-based loan covenants.

17 (a) Maturity Profile of Company Financial Assets and Liabilities

Financial Liabilities

	2005					2004				
	Less than One year £'000	One to two years £'000	Two to five years £'000	More than five years £'000	Total £'000	Less than one year £'000	One to two years £'000	Two to five years £'000	More than five years £'000	Total £'000
Current										
Overdrafts	30	–	–	–	30	–	–	–	–	–
Loan notes	–	–	–	–	–	5,774	–	–	–	5,774
Bank loans	53,715	–	–	–	53,715	5,156	–	–	–	5,156
Total current	53,745	–	–	–	53,745	10,930	–	–	–	10,930
Non-current										
Bank loans	–	50,318	636,990	5,192	692,500	–	5,155	292,455	8,111	305,721
Derivative financial instruments	–	–	–	–	–	(894)	91	1,330	29	556
Total non-current	–	50,318	636,990	5,192	692,500	(894)	5,246	293,785	8,140	306,277
Total	53,745	50,318	636,990	5,192	746,245	10,036	5,246	293,785	8,140	317,207

The Company had the following committed undrawn borrowing facilities at 31 December:

Expiry date	2005 £'000	2004 £'000
In one year or less	–	18,987
In more than one year but not more than two years	–	–
In more than two years	217,408	155,112
	217,408	174,099

Financial Assets

	2005					2004				
	Less than one year £'000	One to two years £'000	Two to five years £'000	More than five years £'000	Total £'000	Less than one year £'000	One to two years £'000	Two to five years £'000	More than five years £'000	Total £'000
Current										
Cash and cash equivalents	–	–	–	–	–	5,710	–	–	–	5,710
Other financial investments (Note 3)	1,381,922	–	–	–	1,381,922	576,295	–	–	–	576,295
Total current	1,381,922	–	–	–	1,381,922	582,005	–	–	–	582,005
Non-current										
Derivative financial instruments	–	2,425	–	–	2,425	–	–	–	–	–
Total non-current	–	2,425	–	–	2,425	–	–	–	–	–
Total	1,381,922	2,425	–	–	1,384,347	582,005	–	–	–	582,005

17 (b) Interest Rate Profile

The following interest rate and currency profile of the Company's financial liabilities and assets is after taking into account any interest rate and cross currency swaps entered into by the Company.

Financial Liabilities

	2005				2004			
	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	Total £'000	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	Total £'000
GBP	(187,000)	(123,847)	–	(310,847)	(82,830)	(89,416)	–	(172,246)
USD	(256,677)	(80,324)	–	(337,001)	(23,829)	(69,717)	–	(93,546)
EUR	(61,262)	(27,330)	–	(88,592)	(41,928)	455	–	(41,473)
Other worldwide currencies	(9,805)	–	–	(9,805)	(9,942)	–	–	(9,942)
	(514,744)	(231,501)	–	(746,245)	(158,529)	(158,678)	–	(317,207)
Of which: gross borrowings				(746,245)				(316,651)
Derivative financial instruments				–				(556)
				(746,245)				(317,207)

The Company draws down on its borrowing facilities at floating rates of interest. A portion of those are then swapped to fixed rates in line with the treasury policy. The first portion of these swaps end within 12 months (£25,821,000), the second portion ends in a period greater than one year but less than two years (£148,358,000) and the final portion ends between two and five years (£340,565,000).

Interest on floating-rate liabilities is based on the relevant national inter-bank rates.

Financial Assets

	2005				2004			
	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	Total £'000	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	Total £'000
GBP	(1,352)	–	1,381,922	1,380,570	–	5,710	576,295	582,005
USD	3,945	–	–	3,945	–	–	–	–
EUR	(81)	–	–	(81)	–	–	–	–
Other worldwide currencies	(87)	–	–	(87)	–	–	–	–
	2,425	–	1,381,922	1,384,347	–	5,710	576,295	582,005
Of which: derivative financial instruments				2,425				5,710
Other financial investments				1,381,922				576,295
				1,384,347				582,005

Interest on floating-rate bank deposits is based on the relevant national inter-bank rate and may be fixed in advance for up to one month. There were no fixed-rate deposits as at 31 December 2005 or 2004.

The interest rate profile of fixed-rate financial liabilities and the weighted average maturity period of interest-free financial liabilities are analysed below:

	2005		2004	
	Weighted average effective interest rate %	Weighted average for period for which the rate is fixed	Weighted average effective interest rate %	Weighted average for period for which the rate is fixed
GBP	4.8	3.2	5.2	3.4
USD	4.2	2.6	3.6	2.4
EUR	3.0	2.0	3.6	2.3
YEN	1.9	0.3	1.9	1.3
Gross financial liabilities	3.9	2.6	4.3	2.8

17 (c) Fair Values of Financial Assets and Liabilities

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties and is calculated by reference to market rates discounted to current value. The fair value of these financial instruments was:

Primary Financial Instruments Held or Issued to Finance the Company's Operations

	2005 Book value £'000	2005 Estimated fair value £'000	2004 Book value £'000	2004 Estimated fair value £'000
Bank loans and overdrafts (including current portion of long-term borrowing)	**(53,745)**	**(53,745)**	(5,156)	(5,156)
Loan notes due in less than one year	**–**	**–**	(5,774)	(5,774)
Long-term borrowings	**(692,500)**	**(692,500)**	(305,721)	(305,721)
Cash deposits	**–**	**–**	5,710	5,710
Other financial assets	**1,381,922**	**1,381,922**	576,295	576,295
Other financial liabilities	**2,425**	**2,425**	(556)	(3,007)

The carrying value of primary financial instruments approximates to fair value due to the short maturity of the instruments or because they bear interest at rates approximate to the market. The fair value of the other financial assets is calculated based on the quoted market price, excluding any transaction costs.

Derivative Financial Instruments Held to Manage the Interest Rate Profile

	2005		2004	
	Carrying amount £'000	Estimated fair value £'000	Carrying amount £'000	Estimated fair value £'000
Interest rate swaps (Note 17 (b))	**2,425**	**2,425**	(556)	(3,007)

The fair value of the derivative financial instruments is based on year-end listed market prices. In line with FRS 26, the derivative financial instruments were brought onto the balance sheet as at 1 January 2005 at fair value. The carrying amount of the interest rate swaps comprise £(1,352,000) in GBP, £3,945,000 in USD, £(81,000) in EUR and £(87,000) in other worldwide currencies.

	IFRS		Pre-IFRS*		
	2005 £'000	2004 £'000	2003 £'000	2002 £'000	2001 £'000
Results					
Revenue	**729,280**	449,845	267,997	283,442	322,853
Profit from operations	**91,418**	62,339	17,405	19,809	23,844
Profit before tax	**61,045**	42,995	7,763	12,084	15,029
Profit attributable to equity holders of Informa plc	**8,825**	69,836	859	4,767	5,095
Assets employed					
Non-current assets	**2,105,358**	1,156,229	340,286	187,507	206,797
Current assets	**239,491**	144,874	74,037	63,141	71,934
Non-current assets classified as held for resale	**4,574**	5,924	–	–	–
Current liabilities	**(466,076)**	(244,474)	(142,732)	(117,876)	(126,309)
Non-current liabilities	**(957,359)**	(430,675)	(194,071)	(106,171)	(118,020)
Net assets	**925,988**	631,878	77,520	26,601	34,402
Financed by					
Equity	**925,878**	631,825	77,441	26,267	34,196
Minority interests	**110**	53	79	334	206
	925,988	631,878	77,520	26,601	34,402
Key statistics					
Earnings per share	**2.27**	25.47	0.65	3.74	4.07
Diluted earnings per share	**2.26**	25.30	0.65	3.74	4.03

* The amounts disclosed for 2003 and earlier years are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS are explained in Note 42 to the Financial Statements which provides an explanation of the transition to IFRS.

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Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

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(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,808		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61p		

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Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 3,808
Name Address UK Postcode	Class of shares allotted	Number allotted
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Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,808

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Signed [signature] Date 21/8/07.

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	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22,647		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61p		

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Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 22,647
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
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	From Day	From Month	From Year	To Day	To Month	To Year
	09	07	2007	/	/	/ / /

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	398		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

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Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 398
Name Address UK Postcode	Class of shares allotted	Number allotted
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	From Day	From Month	From Year	To Day	To Month	To Year
	04	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,200	288	22,399
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	277.2321p	564.7321p

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% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 33,887
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 33,887

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 9/7/7

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/17403 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	29	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,870	1,204	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	243.7946p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 1,204
Name Juliet Neckar Address 4 The Highlands, Rickmansworth UK Postcode WD3 7EW	Class of shares allotted Ordinary	Number allotted 1,870
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,074

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 9/7/7

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/17334 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number | 3099067

Company name in full | INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shar[es] were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	06	2007	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	54,493		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 54,493
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 54,493

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________________ **Date** ____________________

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/KC/E17259 Tel: 01903 833874

DX number DX exchange

RECEIVED

2007 SEP 18 A 7:24

BY RECORDED POST
Registrar of Companies
Companies House
Crown Way
CARDIFF
CF14 3UZ

Thursday, 24 May 2007

Dear Sirs/Madam

Informa plc: Company Registered Number 3099067
AGM Resolutions

Please find enclosed for filing:

- AGM Resolutions

Yours faithfully

Catherine Hooper
Company Secretarial
Direct Line: 020 7017 5291
Email Address: catherine.hooper@informa.com

Encs

Registered Number: 3099067

THE COMPANIES ACT 1985

ORDINARY AND SPECIAL RESOLUTIONS

of

INFORMA PLC

(the "Company")

AT AN ANNUAL GENERAL MEETING of the Company duly convened and held at Mitre House, 160 Aldersgate Street, London, EC1A 4DD at 11:00 am on 15 May 2007, the following resolutions were duly passed (the numbering of the resolutions reflecting that set out in the notice of the meeting):

ORDINARY RESOLUTIONS

13. That the Company be authorised to use electronic means to convey information to its shareholders and to send or supply documents or information to its shareholders by making them available on a website

14 That the Directors be generally and unconditionally authorised, in accordance with Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of £14,135,588 provided that this authority shall expire on the earlier of 14 August 2008 and the date of the next Annual General Meeting of the Company (save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and that the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority had not expired), such authority to be in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 80 of the Act.

SPECIAL RESOLUTIONS

15. That, subject to the passing of Resolution number 14 set out in the notice of the 2007 Annual General Meeting of the Company, the Directors be empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to (i) allot equity securities (as defined in Section 94(2) of the Act) of the Company for cash pursuant to the authority conferred by Resolution number

BOLD BLACK CAPITALS

RECEIVED

2007 SEP 19 A 7:21

OFFICE OF ...

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,808		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 3,808
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,808**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 23/5/7.

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ELA/16392 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3099067

Company name in full: INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,081	5,733	30,294
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	10p	252.3839p	330.0892p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name / Address	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	30,294
Name Mr Roderick Duncan Ross Russell Address 10 Egliston Road, London UK Postcode S W 1 5 1 A L	Ordinary	5,733
Name Mr Keith Brownlie Address Godsalve, Church Street, Great Maplestead, Essex UK Postcode C O 9 2 R G	Ordinary	13,081
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	49,108

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 23/5/7

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ELA/16392 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	05	2007	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,904	1,904	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p	304.61p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 3,808
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,808

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________ **Date** 2/5/17.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/HA/E16373 Tel: 01903 833208

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	05	2007	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,904		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 1,904
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,904

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 16 May 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/ARM/E16192 Tel: 01903 833208
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Sha

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

D… r period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	04	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,600	1,673	44,741
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	264.4420p	304.6100p

Li… he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 50,341
Name Ms. Victoria Lucy Peters Address 43 Arlington Square, London UK Postcode N1 7DT	Class of shares allotted Ordinary	Number allotted 1,673
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **52,014**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______ **Date** 10/5/7

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SP/E16170 Tel: 01903 833874

I-YPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Da[illegible] [illegible]r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	05	2007	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,600	1,673	44,741
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	264.4420p	304.6100p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 50,341
Name Ms. Victoria Lucy Peters Address 43 Arlington Square, London UK Postcode N1 7DT	Class of shares allotted Ordinary	Number allotted 1,673
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **52,014**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 10/5/7

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/SP/E16170 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

00(2

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	30	04	2007	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	225		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 225
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 225

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 9/5/7.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SP/E16131 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

00(2

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

D... or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,373		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61		

Li... the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 14,373
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,373

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 4/5/7

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/SP/E16063 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	24	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,179		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 12,179
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **12,179**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** ______________________

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SP/E15933 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	18	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	54,493		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 54,493
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 54,493

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 24.4.7

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/LB/E15761 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	17	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	204	1904	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p	304.61p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 2,108
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,108**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________ **Date** ____________

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ ARM/E15725 Tel: 01903 833208
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	12	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,533	974	9,536
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	277.2321p	304.61p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 12,150
Name Mr Keith Treadle Address 139 Grange Park Road, Leyton, London UK Postcode E10 5ET	Class of shares allotted Ordinary	Number allotted 328
Name Mrs Sandra Rowland Address Flat 4, Crescent Mansions, Highbury Crescent, London UK Postcode N5 1RZ	Class of shares allotted Ordinary	Number allotted 328
Name Mr Anthony Gray Address 5 Avenue Road, St Albans, Herts UK Postcode AL1 3QG	Class of shares allotted Ordinary	Number allotted 974
Name Miss Nuala Leonard Address 16 Sherbourne Way, Putnoe, Bedford UK Postcode MK41 8RJ	Class of shares allotted Ordinary	Number allotted 4,394

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______ **Date** 18/4/7

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/15682 Tel: 01903 833874

DX number DX exchange

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3099067
Company Name in full	INFORMA PLC
	Page 2 of 2

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	04	2007			

Class of shares *(ordinary or preference etc)*			
Number allotted			
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Gavin Whitechurch	Class of shares allotted: Ordinary	Number allotted: 1,402
Address: 37 Regina Road, London		
UK postcode: N4 3PT		
Name(s): Julia Neckar	Class of shares allotted: Ordinary	Number allotted: 467
Address: 4 The Highlands, Rickmansworth, Herts		
UK postcode: WD3 7EW		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode	Total	20,043

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________ Date 18.4.07

** ~~A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lloyds TSB Registrars, The Causeway, Worthing
West Sussex, BN99 6DA
ESP-EXEC/AL/15 Tel 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	39,819		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	39,819
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	**39,819**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17.4.7

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SP/E15583 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	04	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,394		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 1,291
Name Mr Humphrey Samuel Cecil Barclay Address 11E Porchester Square, London UK Postcode W2 6AN	Class of shares allotted Ordinary	Number allotted 3,103
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,394

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 17.4.7

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ KC/E15503 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	03	04	2007	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	304	22,257	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p	304.61p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 17.4.7

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/KC/E15499 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

1 of 2

Shares allotted (including bonus shares):

D)or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	03	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	467	22,967	5,000
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	179.9170p	233.18p	252.3839p

Li‹·‹ the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 36,632
Name Mr Paul Edward Stone Address 40 Cavalier Road, Old Basing, Basingstoke, Hants UK Postcode RG24 7ER	Class of shares allotted Ordinary	Number allotted 14,363
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 50,995

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date**

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E15499 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year
From	27	03	2007
To	29	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	467	27,297	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	179.910p	304.61p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details | Shares and share class allotted

Shareholder details	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	27,764
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	27,764

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 10-04-07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/JL/15359 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Dat) period during which sh s were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	467	8055	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	325.09p	

Lis e names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 8,522
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,522

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ Date 10-04-07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ ARM/E15402 Tel: 01903 833208

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Da[illegible] [illegible]r period during which sha[illegible]s were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	03	2007	29	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	467	27,297	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	179.910p	304.61p	

Lis[illegible] [illegible]e names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	27,764
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	27,764

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 10-04-07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/15359 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFPO83

Company Number: 3099067

Company name in full: INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,812	6,546	5,600
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	215.1964p	252.3839p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Des: HGCF Part. ID: 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 21,351
Name Dorthe Siebles-zur Brugg Address Noldestrasse 34, Meppen, D-49717, Germany UK Postcode	Class of shares allotted Ordinary	Number allotted 607
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 21,958

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ________ Date 10-04-07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/DM/15403 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

00(2)

Return of Allotment of Shares

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	23,721		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	304.61p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID: 601 Desig: HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 23,721
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 23,721

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 28.3.7

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/GS/15229 Tel: 01903 833874

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Da.. or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	28,652	50,237	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	227.15p	304.61p	

Li... he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 78,889
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 78,889

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SP/E15196 Tel: 01903 833874

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar[es]

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	97,311	235,452	286,853
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	195.5357p	252.3839p	333.0357p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	Pershing Keen Nominees Limited Part ID 601 Desig HGCF	Class of shares allotted	Number allotted
Address	Capstan House, One Clove Crescent, East India Dock London	Ordinary	486,281
UK Postcode	E14 2BH		
Name	Mr Peter Rigby	Class of shares allotted	Number allotted
Address	Appledown House, The Croft, Fairford, Gloucestershire	Ordinary	49,436
UK Postcode	GL7 4BB		
Name	Mr David Gilbertson	Class of shares allotted	Number allotted
Address	Casa Maria, Spaniards End, Hampstead, London	Ordinary	83,899
UK Postcode	NW3 7JG		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	619,616
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 23.3.7

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/15015 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 SEP 18

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	15	03	2007	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,394	14,688	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	195.5357p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr Peter Rigby Address Appledown House, The Croft, Gloucestershire UK Postcode GL7 4BB	Class of shares allotted Ordinary	Number allotted 4,394
Name Mr David Gilbertson Address Casa Maria, Spaniard's End, Hampstead London UK Postcode NW3 7JG	Class of shares allotted Ordinary	Number allotted 14,688
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 19,082

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/SP/E15008 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFP083

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
[ ] or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	03	2007	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,200	1,402	1,184
Nominal value of each share	Ordinary	Ordinary	Ordinary
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	179.9107p	277.2321p

Li.. the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr. Martin Van Nijnatten Address Shakespearelaan 18, 5629 MP, Eindhoven, Netherlands UK Postcode: 5629 MP	Class of shares allotted Ordinary	Number allotted 11,200
Name Ms. Vanessa Darnborough Address 10 Maynard Road, London UK Postcode: E17 9JG	Class of shares allotted Ordinary	Number allotted 2,586
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,786

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed _______________ **Date** 23.3.7

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SP/E14953 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	26	02	2007	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,200	348	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	264.4420p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name and address	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	11,200
Name Ms Sharon Patricia Bartley Address 37 St Helena Road, Silwood Estate, London UK Postcode SE16 2QU	Ordinary	348
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	11,548

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 8.3.7

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/14647 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,200	696	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	264.4420p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Name / Address	Class of shares allotted	Number allotted
Name Mr. Michael Adler Address 6117 Braemer Court, Agoura Hills CA 91301 USA UK Postcode	Ordinary	5,600
Name Mr. Jacques Seegers Address Jupiterlaan 84, 4823 Ep Breda Netherlands UK Postcode	Ordinary	5,600
Name Ms. Elizabeth Jane Eades Address New Farm Flat, High Street Cumnor, Oxford UK Postcode OX2 9QD	Ordinary	696
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	11,896

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____ Date 20.2.7

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/GS/14286 Tel: 01903 833874
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22,921	13,872	277
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	304.61p	325.09p	264.4420p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	36,793
Name Mrs Gillian Lesley Mundy Address 86a Oakley Lane, Oakley Basingstoke UK Postcode R G 2 3 7 J X	Ordinary	277
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	37,070

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed ____________ Date 2.2.7

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SAM13856 Tel: 01903 833874

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date . period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	01	2007	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,792	666	1,027
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	18.75p	264.4420p	277.2321p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	369
Name Mrs Vanessa Jayne Larkin Address Yorke House, Kings Mead, Pebmarsh, Essex UK Postcode CO9 2BE	Ordinary	2,113
Name Ms Linda Anne Carter Address Glenica Vale, Inworth Lane, Wakes Colne, Colchester Essex UK Postcode CO6 2BE	Ordinary	337
Name Mrs Catriona Appeatu Holman Address 111 Westwood Park, London UK Postcode SE23 3QQ	Ordinary	389
Name Mrs Parmjit Kaur Seehra Address 16 Hele Close, Basingstoke UK Postcode RG21 3JF	Ordinary	277
	TOTAL	**3,485**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 22-01-07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/13727 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,988		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	264.4420p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name Please see attached list Address UK Postcode	Ordinary	5,988
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	5,988

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ Date 22-01-07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver.~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/HB/E13547 Tel: 01903 833012

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	588		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 588
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 588

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ **Date** 13-01-07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/13530 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 SEP 18 A 7:24

Return of Allotment of Shares

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	65,375	90,079	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	333.0357p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 155,454
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 155,454

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 07/01/07

~~A director / secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/13086 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 4,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 20.12.6

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/12840 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

0012

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,394	18,704	22,400
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	243.7946p	277.2321p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 45,498
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 45,498

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14.12.6

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/12907 Tel: 01903 833874
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	04	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	467	5,600	258
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	252.3839p	277.2321p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	6,325
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	6,325

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 7/12/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ SAM/12788 Tel: 01903 833004
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 SEP 19 A 7:24

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,440		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	10p.		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Class of shares allotted	Number allotted
Name Mr Daryl Victor Williamson Address 27 Queens Road, Wivenhoe, Essex UK Postcode CO7 9JJ	Ordinary	13,440
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	13,440

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________ Date 4.12.6

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/12587 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	37,770		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	227.15p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	32,770
Name Mr David Philip Green Address Willow House, Hid's Copse Road, Cumnor Hill, Oxford UK Postcode OX2 9JJ	Ordinary	5,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	37,770

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ Date 24/11/06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JW/12574 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	11	2006	17	11	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,400	3,808	19,040
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	277.15p	304.61p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 23-11-06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/JL/12482 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	11	2006	17	11	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,856	5,599	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	325.09p	564.7321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name Pershing Keen Nominees Limited	Desig: HGCF Part ID: 601	Class of shares allotted	Number allotted
Address Capstan House		Ordinary	49,703
One Clove Crescent, East India Dock			
London	UK Postcode E14 2BH		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		TOTAL	49,703
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 23-11-06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/JL/12482 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	360		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Ms Lesley Susan Coxhead Address Wooddene Stanway Green, Stanway Colchester, Essex UK Postcode C O 3 0 R A	Class of shares allotted Ordinary	Number allotted 360
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 360

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ Date 20.11.6

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/JL/12280 Tel: 01903 833874

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shai

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,904	5,600	230
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	227.15p	252.3839p	277.2321p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 7,734
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,734

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed X [signature] Y Date 10.11.6

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E12187 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

00(2

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	493		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited (Desig:-HGCF Part ID:-601) Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 493
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **493**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed X [signature] X **Date** 10.11.6

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E12157 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	313		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 313
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 313

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed X JB Date 10.11.6

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/12154 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	10	2006	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	756		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name Pershing Keen Securities Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	756
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	756

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________ **Date** 6.11.1

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/11932 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

Return of Allotment of Shar

CHFPO83

Company Number	3099067
Company name in full	INFORMA PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which the shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
19	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,600	21,493	497
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	195.5357p	227.15p	277.2321p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed _______________ **Date** 6.11.1

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E11872 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFP083

Company Number	3099067
Company name in full	INFORMA PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	14,302		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	325.09p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited (Desig HGCF Part ID 601) Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Ordinary	38,283
Name Mr Nicholas Blaxill Address 20 Reynards Copse, Colchester UK Postcode CO4 9UR	Ordinary	3,609
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	41,892

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 6.11.6

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E11872 Tel: 01903 833874
DX number DX exchange

88(2)

Return of Allotment of Share

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	09	2006	27	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,553	66,011	33,600
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	224.52p	227.15p	252.3839p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Ordinary	143,897
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ Date 6.11.(

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/AL/11310 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

00(2

Return of Allotment of Sha

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	09	2006	27	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,645	28,088	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	307.24p	325.09p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name / Address	Class of shares allotted	Number allotted
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	143,897

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed _______________ Date 6.11.06

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/AL/11310 Tel: 01903 833874

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 3099067

Company name in full: INFORMA PLC

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	09	2006	27	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,553	66,011	33,600
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	224.52p	227.15p	252.3839p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name / Address	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Ordinary	143,897
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ________ Date 6.11.(

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/AL/11310	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	09	2006	27	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,645	28,088	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	307.24p	325.09p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address	TOTAL	143,897
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________________ **Date** 6.11.06

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/AL/11310	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

CHFP083

Return of Allotment of Share

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	571	20,493	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p	227.15p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name / Address	Class of shares allotted	Number allotted
Name: Pershing Keen Nominees Limited (part Id 601) Design HGCF Address: Capstan House One Clove Crescent, East India Dock, London UK Postcode E 1 4 2 B H	Ordinary	21,064
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	21,064

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________ **Date** 25/10/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SAM Tel: 01903 833004

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1904		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	325.09p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details | Shares and share class allotted

Shareholder details	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited (Desig: HGCF Part ID: 601 Address Capstan House, One Clove Crescent, East India Dock, LONDON UK Postcode E14 2BH	Ordinary	1,416
Name Mrs Gillian Lesley Mundy Address 86A Oakley Lane, Oakley, Basingstoke, Hampshire UK Postcode RG23 7JX	Ordinary	488
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,904

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ Date 25/10/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/KC/E11809 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	12	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	173		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID 601 Desig HGCF Address Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	173
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	173

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ________ Date 20.10.(

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/11617 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	302		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Pershing Keen Nominees Limited Part ID 601 Desig HGCF	Class of shares allotted	Number allotted
Address	Capstan House, One Clove Crescent, East India Dock, London	Ordinary	302
UK Postcode	E14 2BH		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	302
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 20.10.6

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/11619 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

Return of Allotment of Sha

CHFP083

Company Number	3099067
Company name in full	[redacted] INFORMA PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	09	2006	02	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,129	89,597	37,332
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p	267.85p	334.82p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited A/C HGCF Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 276,394
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 276,394

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________ **Date** 11.10.6

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/11425 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

Return of Allotment of Sha

CHFPO83

Company Number 3099067

Company name in full [redacted] INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	09	2006	02	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	98,973	24,053	22,310
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	227.15p	325.09p	227.15p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 11.10.6

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/11425 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Sha

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,006		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Desig:HGCF Part ID: 601 Address Capstan House One Clove Crescent, East India Dock London UK Postcode	Class of shares allotted Ordinary	Number allotted 1,006
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,006

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 10.10.6

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/11526 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Sha

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Dat r period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	29,714	216	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	227.15p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited (Desig: HGCF Part ID 601) Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 29,930
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 29,930

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 10.10.6

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/LB/11485 Tel: 01903 833874

DX number DX exchange

coform

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3099067

Company Name in full INFORMA PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 14 Month 06 Year 2006

Name * Style / Title: DR * Honours etc:

Forename(s): PAMELA JOSEPHINE

Surname: KIRBY

† Date of Birth: Day 23 Month 09 Year 1953

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

MORTIMER HOUSE, 37-41 MORTIMER STREET

Post town: LONDON

County / Region: Postcode: W1T 3JH

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✔

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9.10.6

~~**director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

MRS A CALLABY, INFORMA PLC, MORTIMER HOUSE,
37-41 MORTIMER STREET, LONDON, W1T 3JH
Tel 020 7017 5000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

No: 3099067

THE COMPANIES ACT 1985

INFORMA PLC

At the annual general meeting of Informa plc duly convened and held on 16 May 2006, the following resolutions were duly passed (resolution 8 as an ordinary resolution, and the remaining resolutions as special resolutions).

RESOLUTIONS

8. That the directors be generally and unconditionally authorised, in accordance with Section 80 of the Companies Act 1985 (the "**Act**") to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of £14,059,041 provided that this authority shall expire on the earlier of 15 August 2007 and the date of the next Annual General Meeting of the Company (save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and that the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority had not expired), such authority to be in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 80 of the Act.

9. That, subject to the passing of Resolution number 8 set out in the notice of the 2006 Annual General Meeting of the Company, the Directors be empowered pursuant to Section 95 of the Companies Act 1985 (the "**Act**") to (i) allot equity securities (as defined in Section 94(2) of the Act) of the Company for cash pursuant to the authority conferred by Resolution number 8; and (ii) sell relevant shares (as defined in Section 94 of the Act) held by the Company as treasury shares for cash; as if Section 89(1) of the Act did not apply to such allotment or sale provided that this power shall be limited to the allotment of equity securities for cash and the sale of relevant shares:

   (a) in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective amounts of equity securities held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), on the record date for such allotment but subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with any fractional entitlements, treasury shares, record dates or legal or practical difficulties which may arise under the laws of, or the requirements of, any regulatory body or any stock exchange in, any territory or otherwise howsoever; and

   (b) (otherwise than pursuant to paragraph (a) above) up to an aggregate nominal amount equal to £2,108,856

   and this power shall expire on the earlier of 15 August 2007 and the date of the next Annual General Meeting of the Company, save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted, or treasury shares to be sold, after such expiry and the Directors may allot equity securities, or sell treasury shares, in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

10. That the Articles of Association of the Company be altered by deleting paragraph (a) of Article 72(3)(A)(iii).

11. That the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 (the "**Act**") to make market purchases (within the

meaning of Section 163 of the Act) of ordinary shares of 10p each in the capital of the Company provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 42,177,123;

(b) the minimum price which may be paid for each ordinary share is 10p;

(c) the maximum price which may be paid for each ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations for an ordinary share of the Company (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such share is contracted to be purchased (exclusive of associated expenses payable by the Company); and

(d) this authority shall expire on 15 August 2007, or if earlier, at the conclusion of the AGM of the Company to be held in 2007 save that the Company may make a contract of purchase of its ordinary shares under this authority prior to the expiry of this authority which will or might be executed wholly or partly after the expiry of this authority, and may purchase its ordinary shares pursuant to any such contract.

....

Secretary

Presented by: Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA
Ref: JAS

BOLD BLACK CAPITALS

00(2

Return of Allotment of Sh

CHFPO83

Company Number	3099067
Company name in full	~~T & F~~ INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,000	253	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	227.15p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID: HGCF / Desig: 601 Address Capstan House, One Clove Crescent, East India Dock, London, E14 2BH UK Postcode	Class of shares allotted Ordinary	Number allotted 15,253
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **15,253**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 29.9.6

~~A director / secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./CAS/11209 Tel: 01903 83336

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full ~~T&F~~ INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,000	253	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	227.15p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID: HGCF / Desig: 601 Address Capstan House, One Clove Crescent, East India Dock, London, E14 2BH UK Postcode	Ordinary	15,253
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	15,253

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 29.9.6

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./CAS/11209 Tel: 01903 833362
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Dat period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	9	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,349		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	224.52p		

List e names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 5,174
Name Mr John Slaytor Address 41 Acres End, Amersham, Bucks UK Postcode HP7 9DZ	Class of shares allotted Ordinary	Number allotted 2,175
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **7,349**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 25-09-06

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/AL/11088 Tel: 01903 833250
DX number DX exchange

informa

Informa plc
Mortimer House
37-41 Mortimer Street
London
W1T 3JH
United Kingdom

Tel: +44 (0)20 7017 5000
Fax: +44 (0)20 7017 4519
e-mail: info@informa.com
website: www.informa.com

Registrar of Companies
Companies House
Crown Way
CARDIFF
CF14 3UZ

25 September 2006

Dear Sir or Madam

Informa plc - Company Registration Number: 3099067

Please find enclosed for filing:

- the annual return for Informa plc;
- a cheque for the filing fee of £30;
- a list of members in compact disc format as at 6 September 2006; and
- a list of subsidiary companies.

Yours faithfully

Sonia Richmond
Assistant Company Secretary

Direct Line: 020 7017 4314
Email Address: sonia.richmond@informa.com

Enc

BLUEPRINT 2000

363a

703292/30

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 3099067

Company Name in full INFORMA PLC

Date of this return

The information in this return is made up to

Day	Month	Year
06	09	2006

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address at the date of this return.

MORTIMER HOUSE, 37/41 MORTIMER STREET

Any change of registered office must be notified on form 287.

Post town: LONDON

County / Region:

UK Postcode: W1T 3JH

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity

HOLDING COMPANY

COMPANIES HOUSE 26/09/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS, THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region: — UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: MR

Forename(s): JOHN WILLIAM

Surname: BURTON

[X] **Address ††**: MORTIMER HOUSE, 37/41 MORTIMER STREET

Post town: LONDON

County / Region: — UK Postcode: W1T 3JH

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 21 03 1962

Forename(s): JOHN GORDON

Surname: DAVIS

☐ Address ††: 24 YEOMANS ROW

Post town: LONDON

County / Region:

UK Postcode: SW3 2AH

Country:

Nationality: BRITISH

Business occupation: CHIEF FINANCIAL OFFICER

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 24 07 1962

Forename(s): ANTHONY MARTIN

Surname: FOYE

☐ Address ††: LYNWOOD, WHITE LANE

Post town: HANNINGTON

County / Region: HAMPSHIRE

UK Postcode: RG26 5TN

Country: United Kingdom

Nationality: BRITISH

Business occupation: DIRECTOR

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	MR
Date of birth (Day Month Year)	21 09 1956
Forename(s)	DAVID STUART
Surname	GILBERTSON
Address †† ☐	CASA MARIA, SPANIARD'S END, HAMPSTEAD
Post town	LONDON
County / Region	
UK Postcode	NW3 7JG
Country	
Nationality	BRITISH
Business occupation	COMPANY DIRECTOR

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	MR
Date of birth (Day Month Year)	19 09 1939
Forename(s)	RICHARD
Surname	HOOPER
Address †† ☐	4 WESTERN ROAD, FORTIS GREEN
Post town	LONDON
County / Region	
UK Postcode	N2 9HX
Country	ENGLAND
Nationality	BRITISH
Business occupation	NON-EXECUTIVE DIRECTOR

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

* Style / Title: Dr

Date of birth: Day 23 Month 09 Year 1953 ✓

Forename(s): PAMELA JOSEPHINE

Surname: KIRBY X

[X] Address ††: MORTIMER HOUSE, 37/41 MORTIMER STREET

636 windy Ridge Road, Chapel hill

Post town: LONDON north carolina 27517

County / Region:

UK Postcode: W1T 3JH

Country: ENGLAND

Nationality: British

Business occupation: Company Director ✓

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

* Style / Title:

Date of birth: Day 17 Month 05 Year 1950 ✓

Forename(s): DEREK

Surname: MAPP

[ ] Address ††: SUDBROOK HALL, NESFIELD, BARLOW, DRONFIELD ✓

Post town: DERBYSHIRE

County / Region:

UK Postcode: S18 7TB

Country:

Nationality: British

Business occupation: Company Director ✓

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors in the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

Name

* Style / Title	MR
Date of birth (Day Month Year)	30 07 1955
Forename(s)	PETER STEPHEN
Surname	RIGBY
Address †† [ ]	APPLEDOWN HOUSE, THE CROFT, FAIRFORD
Post town	GLOUCESTERSHIRE
County / Region	
UK Postcode	GL7 4BB
Country	ENGLAND
Nationality	BRITISH
Business occupation	CHAIRMAN

* Voluntary details.

Directors in the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

Name

* Style / Title	MR
Date of birth (Day Month Year)	05 04 1948
Forename(s)	SEAN MICHAEL
Surname	WATSON
Address †† [X]	MITRE HOUSE, 160 ALDERSGATE STREET
Post town	LONDON
County / Region	
UK Postcode	EC1A 4DD
Country	
Nationality	BRITISH
Business occupation	SOLICITOR

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY 10p.	422,404,235	£42,240,423.50
Totals	422,404,235	42,240,423.50

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period [X]

	on paper	in another format
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[ ]	[X]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 25 September 2006

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SONIA RICHMOND, INFORMA PLC, MORTIMER HOUSE, 37/41
MORTIMER STREET, LONDON, W1T 3JH

Tel

DX number DX exchange

BLUEPRINT 2000

List of Subsidiary Companies

Name	Company Registration No.
ACHIEVE LEARNING (SCHWEIZ) AG	CH-035.3.010.926-8
ACHIEVE LEARNING (UK) LIMITED	877923
ACHIEVEGLOBAL, INC	G78518
AFTERHURST LIMITED	1609568
AGRA CEAS CONSULTING LIMITED	1952298
AGRA FNP PESQUISAS LTDA	
AGRA INFORMA INC	
AGRA INFORMA LIMITED	746465
AGROUP LIMITED	623712
AMATEUR CHARTIST LIMITED	1664195
AMELIE AENGENEYNDT KONGRESSORGANISATION GmbH	HRB 35738
AMERICAN INSTITUTE INC	
ASHLEY PUBLICATIONS LIMITED	2883999
AUSCOM PUBLISHING PTY LIMITED	003 606 102
BANKING TECHNOLOGY LIMITED	1797903
BARHAM LIMITED	910342
BARHAM PHOTOGRAPHIC LIMITED	49753
BARHAM REORGANISATIONS LIMITED	2489731
BIOCOMMERCE DATA LIMITED	1938777
BIOS SCIENTIFIC PUBLISHERS LIMITED	2332538
BLUEPRINT PUBLISHING LIMITED	1722400
BMG ENGINEERING (SWINDON) LIMITED	1405503
BML BUSINESS MEETINGS LIMITED	1261139
BRIAN TRODD PUBLISHING HOUSE LIMITED	2086849
BROADCAST PRESS GmbH	HRB 49721
BROADCAST PRESS HILVERSUM BV	32046469, EINDH
BROOKWOOD MEDICAL PUBLICATIONS LIMITED	2625627
BUREAU EUROPEAN DE RECHERCHES SA	RC 410 988
BUSINESS RESEARCH INTERNATIONAL LIMITED	1715397
CARFAX PUBLISHING - AUSTRALIAN REP OFFICE (NORTHBRIDGE)	
CARFAX PUBLISHING LIMITED	03319925
CARFAX PUBLISHING LIMITED (AUSTRALIAN REP OFFICE)	
CAVENDISH PUBLISHING LIMITED	2235830
CHORLEYWOOD CONSULTING LIMITED	1829283
COMMUNICATIONS INTERNATIONAL LIMITED	1612593
CONTREX INSURANCE LIMITED	34006
CORDIAL EVENTS LIMITED	3697550
CORPORATE COMMUNICATIONS INTERNATIONAL LIMITED	3675676
CORPORATE COMMUNICATIONS INTERNATIONAL LIMITED (REP OFFICE IN MOSCOW, RUSSIA)	
CURZON PRESS LIMITED	2659231
DAVID FULTON (PUBLISHERS) LIMITED	02086473
DYP GROUP LIMITED	1947284
E. & F. N. SPON LIMITED	00050535
EATON ASSOCIATES, INC	
eCUSTOMERSERVICEWORLD.COM LIMITED	4100404
ESI INTERNATIONAL, INCORPORATED	0221319-7
EURIDICA B.V.	17068027, EINDH
EUROFORUM B.V.	17075223, EIND
EUROFORUM DEUTSCHLAND (HOLDING) GmbH	HRB 33041 AMTSG
EUROFORUM DEUTSCHLAND GMBH	
EUROFORUM FRANCE E.U.R.L	387 784 168 PAR
EUROFORUM GmbH	FN 135623, HAND
EUROFORUM HANDELSZEITUNG KONFERENZ AG	020.3.021.291-7
EUROFORUM UITGEVERIJ B.V.	17056715, EINDH
EUROFORUM VERLAG GmbH	HRB49673
EUROMANAGEMENT HOLDING B.V.	17060600
EUROPA PUBLICATIONS LIMITED	230964
EUROPEAN PHARMA LAW CENTRE LIMITED	1499889
EVANDALE HOLDINGS LIMITED	3308377
EVANDALE PUBLISHING LIMITED	1870968
EXPOMEDIA GROUP PLC	4269712
EXPRESS RECEIVABLES LIMITED	929654
FALCONBURY LIMITED	03937398
FALMER PRESS LIMITED	0905249
FISCAAL UP TO DATE BV	17052228, EINDH
FIVE-ONE-FIVE LIMITED	3381538
FO LICHT GMBH	HRB 1338
FRANK CASS & CO. LIMITED	0608025
GROSVENOR PRESS (HOLDINGS) LIMITED	2283878
GROSVENOR PRESS INTERNATIONAL LIMITED	1805442
HAMPTON PUBLISHING LIMITED	3558395
HR SUPPORT SERVICES, INC	

Date 20/09/2006

List of Subsidiary Companies

Name	Company Registration No.
HUTHWAITE, INC	
I.I.R CARIBBEAN	46506
I.I.R EGYPT	5222
I.I.R INSTITUTE FOR INTERNATIONAL RESEARCH AB	
I.I.R LTD (HONG KONG)	85405
I.I.R. HOLDINGS LIMITED	EC-14475
I.I.R. LIMITED	1835199
IBC (CONFERENCES & PUBLISHING) LIMITED	2306349
IBC (ONE) LIMITED	1011553
IBC (OVERSEAS INVESTMENTS) LIMITED	2306289
IBC (SEVEN) LIMITED	1833059
IBC (TEN) LIMITED	1844717
IBC (TWELVE) LIMITED	3007085
IBC (TWO) LIMITED	632618
IBC ASIA (CONFERENCES) LIMITED	2551737
IBC ASIA (S) PTE LIMITED	
IBC ASIA LIMITED	1073469
IBC ASIA LIMITED (SINGAPORE BRANCH) DEREGISTRATION	
IBC BUSINESS PUBLISHING LIMITED	1767549
IBC CONFERENCES (PTY) LTD (SOUTH AFRICA)	
IBC CONFERENCES AND EVENT MANAGEMENT SERVICES (SHANGHAI) CO LIMITED	
IBC CONFERENCES PTY LTD (AUSTRALIA)	056 229 997
IBC DO BRAZIL LTDA	
IBC EUROFORUM AB	556496-1497
IBC EUROFORUM ApS	24240371
IBC EUROFORUM GmbH	HRB 35684, AMTS
IBC EUROFORUM NORGE AS	985 551 650
IBC EUROFORUM OY	FI 1500852-3
IBC FINANCIAL FOCUS LIMITED	2378495
IBC FOURTEEN LIMITED	3119071
IBC GLOBAL CONFERENCES LIMITED	3512415
IBC GROUP LIMITED	1915607
IBC GULF CONFERENCES (DUBAI BRANCH)	
IBC GULF CONFERENCES BV	17089925, EINDH
IBC INTERNATIONAL (HOLDINGS) B.V.	17095751, AMSTE
IBC INTERNATIONAL (HOLDINGS) LIMITED	2126881
IBC LEGAL STUDIES AND SERVICES LIMITED	2294566
IBC MAGAZINES LIMITED	2129986
IBC PUBLISHING LIMITED	1953654
IBC UK CONFERENCES LIMITED	2389898
IBC USA (CONFERENCES) INC	
IIR (U.K. HOLDINGS) LIMITED	2748477
IIR AB	556332-7286
IIR AVIATION ISLE OF MAN LIMITED	91378C
IIR CALIFORNIA, INC	1952346
IIR COMMUNISPOND, INC	
IIR DEUTSCHLAND GMBH	6436012
IIR DO BRAZIL LTDA	260/19025-53451
IIR ESPANA SL	1184317
IIR ESPANA SP EN PORTUGAL (PORTUGAL BRANCH)	
IIR EUROPEAN HOLDINGS BV	34148546
IIR EXHIBITIONS BV	30116338
IIR EXHIBITIONS INC	04-3118766
IIR EXHIBITIONS LIMITED	2972059
IIR EXHIBITIONS PHILIPPINES INC	144697
IIR EXHIBITIONS PTE LIMITED	198601200E
IIR FINLAND OY	465.925
IIR FRANCE EURL	482621844
IIR GMBH	FN 4880H
IIR GMBH (CZECH BRANCH)	70920684
IIR GMBH (HUNGARY BRANCH)	
IIR HOLDINGS FRANCE SARL (LIQUIDATION)	
IIR HOLDINGS LIMITED (DUBAI BRANCH)	126878
IIR HOLDINGS MAURITIUS LIMITED	12496/709
IIR INC	13-3179256
IIR MANAGEMENT LIMITED	2922734
IIR MARITIME LIMITED	88648C
IIR MONACO (S.C.S LAIDLAW ET CIE, T/A)	94S03014
IIR PTY LIMITED	002541013
IIR PUBLICATIONS HOLDINGS BV	33273932
IIR PUBLICATIONS LIMITED	1100748
IIR SOUTH AFRICA BV	33285536
IIR SOUTH AFRICA BV (BRANCH IN SOUTH AFRICA)	1999/017756/10

Date 20/09/2006

List of Subsidiary Companies

Name	Company Registration No.
IIR SP ZOO	19062/98
IIR SRL	329564
IIR SRO	62509071
IIR SUPPORT SERVICES, INC	59-3435175
IIR SWEDEN (SWEDEN BRANCH)	
IIR US HOLDINGS, INC	
IMONEYNET, INC	
INDEPENDENT ADVISORY SERVICES LIMITED	2490997
INFORMA ASIA PUBLISHING LIMITED	129166
INFORMA AUSTRALIA PTY LIMITED	086 268 313
INFORMA ECONOMICS, INC	
INFORMA EIGHT LIMITED	4609770
INFORMA EUROPE B.V.	17045833, EINDH
INFORMA FINAL SALARY PENSION TRUSTEE COMPANY LIMITED	3267900
INFORMA FINANCIAL CONFERENCES, INC	
INFORMA FINANCIAL INFORMATION, INC	
INFORMA FIVE LIMITED	4606184
INFORMA GLOBAL MARKETS (EUROPE) LIMITED	3094797
INFORMA GLOBAL MARKETS (HONG KONG) LIMITED	871901
INFORMA GLOBAL MARKETS (JAPAN) CO., LIMITED (SINGAPORE BRANCH)	
INFORMA GLOBAL MARKETS (JAPAN) CO., LTD	0199-01-012629
INFORMA GLOBAL MARKETS (SINGAPORE) PRIVATE LIMITED	
INFORMA GLOBAL MARKETS (US), INC	FC014238
INFORMA GLOBAL MARKETS (US), INC - AUSTRALIA BRANCH	003 491 209
INFORMA GLOBAL MARKETS (US), INC - CANADA BRANCH	
INFORMA GLOBAL MARKETS (US), INC - FRANCE BRANCH	
INFORMA GLOBAL MARKETS (US), INC - GERMANY BRANCH	
INFORMA GLOBAL MARKETS (US), INC - HONG KONG BRANCH	F4034
INFORMA GLOBAL MARKETS (US), INC - JAPAN BRANCH	
INFORMA GLOBAL MARKETS (US), INC - SINGAPORE BRANCH	F03868H
INFORMA GLOBAL MARKETS (US), INC - UK BRANCH	
INFORMA GROUP LIMITED	4595923
INFORMA HEALTHCARE USA	
INFORMA HEALTHCARE USA, INC	
INFORMA HOLDINGS LIMITED	3849198
INFORMA IBERIA PRESS	
INFORMA INVESTMENT PLAN TRUSTEES LIMITED	5557980
INFORMA INVESTMENT SOLUTIONS, INC	
INFORMA LICENSING, INC	
INFORMA NINE LIMITED	4609796
INFORMA OVERSEAS INVESTMENTS LIMITED	5845568
INFORMA PESQUISAS E INFORMACOES ESPECIALIZADAS LTDA	
INFORMA PLC	3099067
INFORMA PRODUCTIONS LIMITED	3047090
INFORMA QUEST LIMITED	3849195
INFORMA RESEARCH SERVICES, INC	
INFORMA SEVEN LIMITED	4609829
INFORMA SIX LIMITED	4606229
INFORMA TEN LIMITED	2305930
INFORMA THREE LIMITED	4595951
INFORMA UK HONG KONG BRANCH	
INFORMA UK LIMITED	1072954
INFORMA USA, INC	04-2991330
INFORMANEWS IBERIA SA	A81260968
INFORMASPAIN HOLDING SL	
INSTITUTE FOR INTERNATIONAL RESEARCH S.R.O	
INSTITUTE FOR INTERNATIONAL RESEARCH (I.I.R) GmbH	
INSTITUTE FOR INTERNATIONAL RESEARCH (IIR) BV	33200358
INSTITUTE FOR INTERNATIONAL RESEARCH (IIR) CANADA INC	601268
INSTITUTE FOR INTERNATIONAL RESEARCH AS (NORWAY - LIQUIDATION)	
INSTITUTE FOR INTERNATIONAL RESEARCH DO BRASIL LTDA	
INSTITUTE FOR INTERNATIONAL RESEARCH N.V. (LIQUIDATION)	
INSTITUTE FOR INTERNATIONAL RESEARCH SA	
INSTITUTE FOR INTERNATIONAL RESEARCH SARL (LIQUIDATION)	
INSTITUTE FOR INTERNATIONAL RESEARCH Sp Z.O.O (POLAND)	
INSTITUTE FOR INTERNATIONAL RESEARCH, INC	
INSURANCE RESEARCH, INC	
INTERNATIONAL BUSINESS COMMUNICATIONS LIMITED	859641
INTERNATIONAL INSIDER PUBLISHING COMPANY LIMITED	1613095
INTERNATIONAL INSIDER PUBLISHING COMPANY, INC	
INTERNATIONAL MEDIA LIMITED	414739
ISTITUTO INTERNAZIONALE DI RICERCA SRL (ITALY)	
JOURNALS OXFORD LIMITED	03340558

Date 20/09/2006

List of Subsidiary Companies

Name	Company Registration No.
JRL NEWSLETTERS LIMITED	1271454
LA SOCIETE COMMUNICATION CONSEIL INTERNATIONAL (FRENCH)	
LEADING MINDS BV	34129028
LEGAL STUDIES PUBLISHING LIMITED	1766715
LESBISTES B.V.	34108315, AMSTE
LIBRAPHARM LIMITED	2657815
LINKRAVEN LIMITED	2408521
LLOYD'S MARITIME INFORMATION SERVICES LIMITED	1974215
LLOYD'S MARITIME INFORMATION SERVICES, INC	
LLP GROUP EMPLOYEE BENEFIT TRUST LIMITED	3488639
LLP LIMITED	3610056
LLP TRUSTEES LIMITED	3047121
LSS HOLDINGS LIMITED	980138
MALLERMAN SUMMERFIELD GROUP LIMITED	1233009
MARCUS BOHN ASSOCIATES LIMITED	1244244
MARITIME INTELLIGENCE GROUP, INC	13-4204687
MARK TWO COMMUNICATIONS B.V.	
MARTIN DUNITZ LIMITED	1344696
MCCARTHY, CRISANTI & MAFFEI SA	337 758 538 RCS
MEDIAFINE LIMITED	2002196
MILLHOUSE IAG LIMITED	281204
MMS GLOBALMARKETS UK LIMITED	4602488
MMS GROUP HOLDINGS LIMITED	4514386
MMS GROUP LIMITED	4514396
MONITOR PRESS LIMITED	3125825
MRC BUSINESS INFORMATION GROUP LIMITED	1892432
MRC CONSULTANCY SERVICES LIMITED	2089773
MRC INVESTIGATIONS (USA), INC	
MRC REPORTING SERVICES LIMITED	2017259
OMEGA PERFORMANCE CORPORATION	94 2414013
OMEGA PERFORMANCE CORPORATION (CANADA)	214170-1
OMEGA PERFORMANCE CORPORATION (UK BRANCH)	FC015558
OMEGA PERFORMANCE CORPORATION PTY LIMITED	008661783
OMEGA PERFORMANCE NZ LIMITED	AK427846
OMEGA PERFORMANCE PTE LIMITED	
OPLEINDING EN ONTWIKKELING BREDA B.V.	20080920, BREDA
OXFORD PUBLISHING VENTURES LIMITED	3278122
PHARMABOOKS LIMITED	1797025
PJB MEDICAL & TECHNICAL SERVICES LIMITED	1274694
PJB MEDICAL PUBLISHING, INC	
PJB PUBLICATIONS (NORTH AMERICA), INC	
PJB PUBLICATIONS LIMITED	1275302
PM TELCO LLC	
PRAXTON LIMITED	3278136
PRENTICE CHURCHILL LIMITED	2867327
PRIMAL PICTURES LIMITED	02622298
PROFESSIONAL INFORMATION PUBLISHING LIMITED	1896516
PSYCHOLOGY PRESS LIMITED	1493044
REGULATORY AFFAIRS JOURNALS LIMITED	2472431
ROBBINS GIOIA INC	
ROBBINS GIOIA LLC	
ROUTLEDGE & KEGAN PAUL LIMITED	074846
ROUTLEDGE & KEGAN PAUL OF AMERICA LIMITED	443175
ROUTLEDGE BOOKS LIMITED	0928424
ROUTLEDGE NO.1 LIMITED	605988
ROUTLEDGE NO.2 LIMITED	729932
ROUTLEDGE NO.3 LIMITED	1037674
ROUTLEDGE PUBLISHING HOLDINGS LIMITED	3177762
RTD GROUP PUBLIC LIMITED COMPANY	34356
SCANDINAVIAN UNIVERSITY PRESS (UK) LIMITED	2204671
SEARCH.COM PLC	3982620
SELECT SEMINARS B.V.	20069012, BREDA
T&F INFORMA ONE LTD	5194742
T&F INFORMA TWO LIMITED	05232106
T&F INFORMA UK LIMITED	4595943
TAVISTOCK PUBLICATIONS LIMITED	00635364
TAYLOR & FRANCIS (FILMSETTING) LIMITED	1297991
TAYLOR & FRANCIS AB	
TAYLOR & FRANCIS ARTS AND HUMANITIES LIMITED	4853519
TAYLOR & FRANCIS AS	981 094 514 MVA
TAYLOR & FRANCIS ASIA PACIFIC (SINGAPORE BRANCH)	
TAYLOR & FRANCIS ASIA PACIFIC (SINGAPORE BRANCH)	
TAYLOR & FRANCIS BOOKS INDIA PRIVATE LIMITED	22112DL2004PTC131487

Date 20/09/2006

List of Subsidiary Companies

Name	Company Registration No.
TAYLOR & FRANCIS BOOKS LIMITED	3215483
TAYLOR & FRANCIS BOOKS LIMITED - DUTCH BRANCH (LISSE)	
TAYLOR & FRANCIS BOOKS LIMITED - SWISS BRANCH (BASEL)	
TAYLOR & FRANCIS BOOKS LIMITED (DUTCH BRANCH - LISSE)	
TAYLOR & FRANCIS BOOKS LIMITED (INDIAN LIAISON OFFICE - NEW DELHI)	
TAYLOR & FRANCIS BOOKS LIMITED (SWISS BRANCH - BASEL)	
TAYLOR & FRANCIS DISTRIBUTION (EUROPE) LIMITED	4351658
TAYLOR & FRANCIS EDUCATION LIMITED	4853587
TAYLOR & FRANCIS GROUP ESOP TRUSTEES LIMITED	2845357
TAYLOR & FRANCIS GROUP LIMITED	2280993
TAYLOR & FRANCIS GROUP MONEY PURCHASE SCHEME TRUSTEES LIMITED	3309175
TAYLOR & FRANCIS GROUP, LLC	
TAYLOR & FRANCIS HEALTH SCIENCES LIMITED	4853530
TAYLOR & FRANCIS LIMITED	0314578
TAYLOR & FRANCIS LIMITED - TAYLOR & FRANCIS AB (SWEDEN)	
TAYLOR & FRANCIS LIMITED - TAYLOR & FRANCIS AS (NORWAY)	
TAYLOR & FRANCIS PUBLISHING SERVICES - DUTCH BRANCH (AMSTERDAM)	
TAYLOR & FRANCIS PUBLISHING SERVICES - MALAYSIA BRANCH (DARUL ELISAN)	
TAYLOR & FRANCIS PUBLISHING SERVICES LIMITED	3674840
TAYLOR & FRANCIS PUBLISHING SERVICES LTD (DUTCH BRANCH)	
TAYLOR & FRANCIS PUBLISHING SERVICES LTD (MALAYSIA BRANCH)	
TAYLOR & FRANCIS SOCIAL SCIENCES LIMITED	4853559
TAYLOR & FRANCIS USA LLC	
TAYLOR & FRNCIS BOOKS LIMITED - INDIAN LIASON OFFICE (NEW DELHI)	
THE FOODNEWS COMPANY LIMITED	3075292
THE FORUM CORPORATION OF CANADA	
THE FORUM CORPORATION OF NORTH AMERICA	772450
THE MILITARY PRESS LIMITED	1661367
THE PARTHENON PUBLISHING GROUP LIMITED	1749619
THE VINE INC (LIQUIDATION)	
THESCIENTIFICWORLD LIMITED	5235999
TRANSPOTEL (UK) LIMITED	1658797
TRIANGLE JOURNALS LIMITED	2475829
UCL PRESS LIMITED	2615294
W&S (WINCHESTER) LIMITED	106035
WASHINGTON POLICY AND ANALYSIS, INC	

Date 20/09/2006

BOLD BLACK CAPITALS

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	467		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID: 601 Desig: HGCF Address Capstan House, One Clove Crescent East India Dock, London UK Postcode E14 2BH	Ordinary	467
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	467

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ Date 18.9.6

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/10964 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shai

CHFP083

Company Number 3099067

Company name in full ~~T & F~~ INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	227.15p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	**Shares and share class allotted**	
Name Pershing Keen Nominees Limited Part ID: 601 / Desig: HGCF Address Capstan House, One Clove Crescent, East India Dock, London, E14 2BH UK Postcode	Class of shares allotted Ordinary	Number allotted 10,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ________________ **Date** 05/09/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./CAS/10742 Tel: 01903 833262

DX number DX exchange

BOLD BLACK CAPITALS

RECEIVED

88(2)

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full ~~T & F~~ INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,199	648	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Pershing Keen Nominees Limited Part ID: 601 Desig: HGCF	Class of shares allotted	Number allotted
Address	Capstan House, One Clove Crescent, East India Dock	Ordinary	11,847
	London		
UK Postcode	E14 2BH		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	11,847
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 08/09/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/10686 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From: Day 17, Month 08, Year 2006	To: Day , Month , Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	11,200	504	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share (including any share premium)	252.3839p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Desig: HGCF Part ID: 601 Address Capstan House One Clove Crescent, East India Dock London UK Postcode E 1 4 2 B H	Class of shares allotted Ordinary	Number allotted 11,704
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,704

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 31.8.6

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/10426 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shai

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,600		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 5,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **5,600**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 16-08-06.

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/AL/10335 Tel: 01903 833250
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Da... or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	07	2006	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,230		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	224.52p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	**Shares and share class allotted**	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 4,230
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 4,230

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 21.7.6

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/AL/9877 Tel: 01903 833250

DX number DX exchange

BOLD BLACK CAPITALS

00(2

Return of Allotment of Share

CHFP083

Company Number 3099067

Company name in full ~~T & F~~ INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	467	1870	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	243.7946	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Designation: HGCF Part ID: 601 Address Capstan House, One Clove Crescent East India Dock London UK Postcode E1 4 2BH	Class of shares allotted Ordinary	Number allotted 2,337
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,337

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________ Date 17.7.6

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/9697 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Sha

CHFP083

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
19	06	2006	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	380		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	246.979p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mrs Meng Choo Smart Address 51 Furrow Way, Maidenhead SL6 3NY UK Postcode	Class of shares allotted Ordinary	Number allotted 380
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 380

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________ **Date** 22-06-06.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/SJK/E9336 Tel: 01903 833262
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	12	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,400		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 8,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **8,400**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________ **Date** 14-06-06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/AL/9192 Tel: 01903 833250
DX number DX exchange

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3099067

Company Name in full INFORMA PLC

Date of termination of appointment	Day	Month	Year
	01	06	2006

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Forename(s): JEFFREY SCOTT

Surname: THOMASSON

Please insert details as previously notified to Companies House.

† Date of Birth: Day Month Year

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9-06-06

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA RICHMOND, INFORMA PLC, MORTIMER HOUSE, 37/41
MORTIMER STREET, LONDON, W1T 3JH

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3099067
Company Name in full	INFORMA PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	06	2006
† Date of Birth			

Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	Mr
* Honours etc	
Forename(s)	JOHN WILLIAM
Surname	BURTON
Previous forename(s)	
Previous surname(s)	
††Usual residential address	MORTIMER HOUSE, 37/41 MORTIMER STREET
Post town	LONDON
Postcode	W1T 3JH
County / Region	
Country	ENGLAND
† Nationality	
† Business occupation	
† Other directorships (additional space next page)	

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

I consent to act as ** ~~director /~~ secretary of the above named company

Consent signature [signature] **Date** 26.5.6

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 9-06-06.

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SONIA RICHMOND, INFORMA PLC, MORTIMER HOUSE, 37/41
MORTIMER STREET, LONDON, W1T 3JH
Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number | 3099067

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFPO83

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	393		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 393
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 393

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 23/5/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/RW8814 Tel: 01903 833208
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Dat) period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	05	2006	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,688	776	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	9.7678p	277.2321p	

Lis)e names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotte	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 3,464
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	N allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **3,464**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 23/5/06

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/AL/8727 Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

0012

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,688	776	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	9.7678p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	**Shares and share class allotted**	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 3,464
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **3,464**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 23/5/06

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/AL/8727 Tel: 01903 833250
DX number DX exchange

PRESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	467		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 467
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 467

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18/05/06

A ~~director~~/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/AL/8741 Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

0012

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Da[illegible] [illegible]r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,869	453	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	277.2321p	

Lis[illegible] the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address: Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 2,322
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	Total	**2,322**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 16/5/06

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/RW/ 8513 Tel: 01903 833208
DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh:

CHFPO83

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Da... or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,869	453	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	277.2321p	

Li... the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 2,322
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **2,322**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 16/5/06

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/RW/ 8513 Tel: 01903 833208
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Dat[illegible] period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	05	2006	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	141,207	37,332	71,602
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	227.15p	334.82p	307.24p

Lis[illegible] the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Pershing Keen Nominees Limited – Desig HGCF, Part ID 601	Class of shares allotted	Number allotted
Address	Capstan House, One Clove Crescent, East India Dock, London	Ordinary	250,141
	UK Postcode E14 2BH		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Nun allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode	Total	250,141

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 15/5/0[illegible]

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JW/8493 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2001 SEP 10 A 7:27

OFFICE OF ...

88(2)

Return of Allotment of Shares

CHFP083

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	05	2006	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,904		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	227.15p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 1,904
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 1,904

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15/5/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JW/8508 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shai

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Da' ..r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	91,683	12,966	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	227.15p	307.24p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, , East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 104,589
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Nun allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted 104,5

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 15/5/00

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/RW/8461 Tel: 01903 833208
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

CHFP083

Return of Allotment of Shares

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,100	415	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 3,515
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 3,515

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ________ **Date** 8/5/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/NE/8304 Tel: 01903 833208

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,402		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 1,402
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Nur allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 1,402

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ________________ **Date** 8/5/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/AL/8295 Tel: 01903 833250
DX number DX exchange

I I I PESURIP I UR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Sha

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Da' .r period during which sha.es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	610		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	246.979p		

Lis' 'he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Ms. Victoria Lucy Peters Address 43 Arlington Square, London UK Postcode N1 7DT	Class of shares allotted Ordinary	Number allotted 610
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 610

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 8/5/06

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/AL/8186 Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Da.)r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,550		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	195.5357p		

Li. he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address: Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 1,550
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 1,550

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 8/5/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/AL/8166 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	18	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,200		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name: Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address: Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 11,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **11,200**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 25/4/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/AL/8088 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	488	22400	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p	252.3839p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 17,019
Name Ms Wendy Thompson Address Elgin House, 41 East Road, West Mersea, Essex UK Postcode CO5 8EP	Class of shares allotted Ordinary	Number allotted 269
Name Mr Steven Jarvis Address 11 Lucastes Road, Haywards Heath, West Sussex UK Postcode RH16 1JJ	Class of shares allotted Ordinary	Number allotted 5,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 22,888

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 24/04/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/~~PCH 7463~~ AL/7957 Tel: 01903 833017
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	4	04	2006	l	l	lll

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,611	11,200	468
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	243.7946p	252.3839p	277.2321p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode ,

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH		Class of shares allotted Ordinary	Number allotted 11,200
Name CHRISTOPH BERG Address AM MUHLENGRABEN 22 23909 RATZEBURG GERMANY UK Postcode		Class of shares allotted Ordinary	Number allotted 5,611
Name STEPHEN CHARLES CARTER Address 273 MILE END ROAD COLCHESTER ESSEX UK Postcode C04 5DZ		Class of shares allotted Ordinary	Number allotted 468
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted Total	Number allotted 17,279

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 13-03-06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/LAM 7736 Tel: 01903 833208
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	762		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	246.979p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Miss Jane Louise Dawson Address Burgage End, Farmington Road, Northleach, Cheltenham UK Postcode GL54 3JA	Class of shares allotted: Ordinary	Number allotted: 762
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	Total	762

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ________________ Date 26/4/06

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/AL/7833 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	30	03	2006	/	/	///

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,600		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 5,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	Total	**5,600**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________ **Date** 18-04-06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JW/7626 Tel: 01903 833017

DX number DX exchange

BOLD BLACK CAPITALS

0012

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,848		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	325.09p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name: Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address: Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Ordinary	14,848
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	Total	14,848

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 6/4/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/PCH 7463 Tel: 01903 833017
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

00(2

Return of Allotment of Shai

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Dat( ) period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	03	2006	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	35,800	33,835	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	307.24p	325.09p	

Lis' ,e names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 69,635
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **69,635**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 4/4/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/RJB/7565 Tel: 01903 833017

DX number DX exchange

BOLD BLACK CAPITALS

RECEIVED

2006 SEP 18 A 7:27

88(2)

Return of Allotment of Shar

CHFP083

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
23	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,729		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	307.24p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 16,729
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **16,729**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 31/3/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/PCH 7403 Tel: 01903 833017
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

0012

Return of Allotment of Sha

CHFPO83

Company Number	3099067
Company name in full	INFORMA PLC
	Page 1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,600		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Ordinary	5,600
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	Total	5,600

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed ____________________ Date 31/3/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/ELA/7316 Tel: 01903 833208
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shai

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26,145		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	325.09p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 26,145
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	Total	26,145

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 21/3/06.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JP/7241 Tel: 01903 833004

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Sha

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,394	1,870	11,200
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	215.1964p	252.3839p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 13,070
Name Ms Tania Mallows Address Doles Ash Farmhouse Piddletrenthide Dorset UK Postcode DT2 7RE	Class of shares allotted Ordinary	Number allotted 4,394
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,464

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______ Date 28/3/02

A ~~director / secretary /~~ administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/TK/7191 Tel: 01903 833262
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,480	3,740	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	243.7946p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 8,220
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 8,220

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 15/3/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JW/6959 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

RECEIVED

2001 SEP 18 A 7:25

Return of Allotment of Shares

CHFP083

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	610		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	246.979P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Ms Joanne Denise Maher Address 5 The Chase LONDON UK Postcode SW4 0NP	Class of shares allotted Ordinary	Number allotted 610
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **610**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 1/3/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/MDG/6561 Tel: 01903 833161

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

0012

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Dat( )period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,099		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	277.2321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 450
Name Mr Colin Roger Dixon Address The Anglers, Church Road Ten Mile Bank, Downham Market Norfolk UK Postcode PE38 0EJ	Class of shares allotted Ordinary	Number allotted 649
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,099

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 1/3/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/TK/6541 Tel: 01903 833262
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shai

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Dat· ·f period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 06 Month 02 Year 2006	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,524		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	246.979p		

Lis· ·he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Elizabeth Jane Eades Address The Flat, New Farm High Street Oxford UK Postcode OX2 9QD	Class of shares allotted Ordinary	Number allotted 762
Name Rohays Perry Address 31 Temple Street Brighton UK Postcode BN1 3BH	Class of shares allotted Ordinary	Number allotted 762
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,524**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________ Date 15/2/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/TK/6216 Tel: 01903 833262

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1402	540	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotte	
Name Mr Sean David Trendall Address 41 The Avenue Lewes East Sussex UK Postcode BN7 1QT	Class of shares allotted Ordinary	Number allotted 1,402
Name Ms Susan May Lescombe Address 28 Woodlands Welshwood Park Colchester UK Postcode CO4 3JA	Class of shares allotted Ordinary	Number allotted 540
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **1,942**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3/2/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/MDG/E5954 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2001 SEP 18 A 7:2

88(2)

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1402	540	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	179.9107p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Sean David Trendall Address 41 The Avenue, Lewes, East Sussex UK Postcode BN7 1QT	Class of shares allotted: Ordinary	Number allotted: 1,402
Name Ms Susan May Lescombe Address 28 Woodlands, Welshwood Park, Colchester UK Postcode CO4 3JA	Class of shares allotted: Ordinary	Number allotted: 540
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	Total	**1,942**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 3/2/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/MDG/E5954 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shai

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	20	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,449		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	246.979p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr Dominic Heaney Address Flat 4 Fairhazel Gardens London UK Postcode NW6 3SR	Class of shares allotted Ordinary	Number allotted 304
Name Mrs Jill Eames Address 9 Mayflower Close Chineham, Basingstoke Hants UK Postcode RG24 8XS	Class of shares allotted Ordinary	Number allotted 1,145
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,449**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 30/1/06

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/TK/5830 Tel: 01903 833262

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,301	21,007	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	325.09p	304.61p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 37,308
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **37,308**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ________ Date 27/1/06

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/JW/5753	Tel: 01903 833017
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares): *Page 1 of 2*

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,000	303	66
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	277.2321p	358.0357p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 5,114
Name Mr Owen Jeremy Rivett Address 54 Epsom Drive, Ipswich, Suffolk UK Postcode IP1 6RU	Class of shares allotted Ordinary	Number allotted 111
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 5,225

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 17/1/06

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JW/5544 Tel: 01903 833017

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares): Page 2 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,856		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	325.09p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode RG23 7AH	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/JW/5544 Tel: 01903 833017

DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

8812

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares): Page 1 of 2

Dat period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,000	303	66
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	277.2321p	358.0357p

List names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 5,114
Name Mr Owen Jeremy Rivett Address 54 Epsom Drive, Ipswich, Suffolk UK Postcode IP1 6RU	Class of shares allotted Ordinary	Number allotted 111
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **5,225**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JW/5544 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shai

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares): Page 2 of 2

Dat. r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,856		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	325.09p		

List e names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode RG23 7AH	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 17/1/06

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JW/5544 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares): Page 1 of 2

D... or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,425	18,704	2,670
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	215.1964p	243.7946p	246.979p

Li... he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode KT23 3LZ	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	N[illegible]er allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 17/1/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/SJK/E5515 Tel: 01903 833264

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED
2007 SEP 18 A 7 2

88(2

Return of Allotment of Sh

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares): Page 2 of 2

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	33,600	33,600	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	358.0357p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotte	
	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Ordinary	71,313
Name Ms Maggie Siew Yong Tan Address 41 Kew Walk, 465873, Singapore UK Postcode	Ordinary	24,016
Name Mrs Pauline Ann Read Address 70 Kestrel Road, Basingstoke, Hants RG22 5PN UK Postcode	Ordinary	380
Name Dr Colin David Alan Bulpitt Address 123 Liverpool Road, Reading, Berkshire RG1 3PN UK Postcode	Ordinary	762
Name Mr. David Paler Address 73 Lightsfield, Oakley, Basingstoke, Hants RG23 7BY UK Postcode	Ordinary	1,528
	Total	**97,999**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 17/1/06

* A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/SJK/E5515 Tel: 01903 833264
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares): Page 1 of 2

D[illegible] or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,425	18,704	2,670
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	215.1964p	243.7946p	246.979p

Li[illegible] the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotte	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode KT23 3LZ	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	N· ber allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/SJK/E5515 Tel: 01903 833264
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares): Page 2 of 2

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	33,600	33,600	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	358.0357p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotte	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 71,313
Name Ms Maggie Siew Yong Tan Address 41 Kew Walk, 465873, Singapore UK Postcode	Class of shares allotted Ordinary	Number allotted 24,016
Name Mrs Pauline Ann Read Address 70 Kestrel Road, Basingstoke, Hants RG22 5PN UK Postcode	Class of shares allotted Ordinary	Number allotted 380
Name Dr Colin David Alan Bulpitt Address 123 Liverpool Road, Reading, Berkshire RG1 3PN UK Postcode	Class of shares allotted Ordinary	Number allotted 762
Name Mr. David Paler Address 73 Lightsfield, Oakley, Basingstoke, Hants RG23 7BY UK Postcode	Class of shares allotted Ordinary **Total**	Number allotted 1,528 **97,999**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/SJK/E5515 Tel: 01903 833264
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Sha

CHFP083

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares): Page 1 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,425	18,704	2,670
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	215.1964p	243.7946p	246.979p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode KT23 3LZ	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 17/1/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/SJK/E5515 Tel: 01903 833264

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

0012

Return of Allotment of Shai

CHFPO83

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares): Page 2 of 2

Da')r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	33,600	33,600	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	358.0357p	

Lis. the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 71,313
Name Ms Maggie Siew Yong Tan Address 41 Kew Walk, 465873, Singapore UK Postcode	Class of shares allotted Ordinary	Number allotted 24,016
Name Mrs Pauline Ann Read Address 70 Kestrel Road, Basingstoke, Hants RG22 5PN UK Postcode	Class of shares allotted Ordinary	Number allotted 380
Name Dr Colin David Alan Bulpitt Address 123 Liverpool Road, Reading, Berkshire RG1 3PN UK Postcode	Class of shares allotted Ordinary	Number allotted 762
Name Mr. David Paler Address 73 Lightsfield, Oakley, Basingstoke, Hants RG23 7BY UK Postcode	Class of shares allotted Ordinary	Number allotted 1,528
	Total	97,999

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/SJK/E5515 Tel: 01903 833264
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

0012

Return of Allotment of Shar

CHFP083

Company Number 3099067

Company name in full ~~T&F~~ INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,600	789	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited DES HGCF Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, LONDON E14 2BH UK Postcode	Class of shares allotted Ordinary	Number allotted 4,589
Name Mr Adrian Levett Address 8 Estuary Park Road, West Mersea, Colchester, Essex CO5 8BZ UK Postcode	Class of shares allotted Ordinary	Number allotted 1,800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,389**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 11/1/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./SJK/E5443 Tel: 01903 833264

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shai

CHFPO83

Company Number	3099067
Company name in full	INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,200	309	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	252.3839p	277.2321p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited – Desig HGCF, Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 10,959
Name Ms Freda Benlamlih Address 53 Eastwick Park Avenue, Bookham, Leatherhead, Surrey UK Postcode KT23 3LZ	Class of shares allotted Ordinary	Number allotted 550
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **11,509**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 17/1/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/EA/5426 Tel: 01903 833208

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3099067

Company Name in full INFORMA PLC

Page / of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2006	05	01	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,600	7,200	26,147
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	195.5357p	252.3839p	307.24p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Pershing Keen Nominees Limited: Part ID 601 Desig HGCF	Class of shares allotted	Number allotted
Address: Capstan House, One Clove Cresent, East India Dock, London		64,322
UK postcode: E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	64,3:
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS, THE CAUSEWAY, WORTHING
WEST SUSSEX BN99 6DA
Tel
DX number DX exchange

coform

88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3099067

Company Name in full INFORMA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2006	05	01	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,375		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	325.09p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
	TOTAL:	64,3.
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS, THE CAUSEWAY, WORTHING
WEST SUSSEX BN99 6DA

Tel

DX number DX exchange

coform

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

0012

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,524		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	246.979p.		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Mr Keith Roland Courtney Address: 29 Lake Road, Chandlers Ford, Hampshire UK Postcode SO53 1EZ	Class of shares allotted: Ordinary	Number allotted: 3,058
Name: Ms Carolyn Haynes Address: 37 Mill Street, Steventon, Abington, Oxfordshire UK Postcode OX13 6SP	Class of shares allotted: Ordinary	Number allotted: 762
Name: Mr Graham Hobbs Address: 118 Arlington Drive, Old Marston, Oxford, Oxfordshire UK Postcode OX3 0SL	Class of shares allotted: Ordinary	Number allotted: 1,528
Name: Mrs Rama Patel Address: 6 Dahlia Close, Basingstoke, Hampshire UK Postcode RG22 5RQ	Class of shares allotted: Ordinary	Number allotted: 762
Name: Ms Edna Ramirez Address: Flat 22, 49 Hallam Street, London UK Postcode W1W 6JN	Class of shares allotted: Ordinary	Number allotted: 762

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JW/5397 Tel: 01903 833017

DX number | DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 3099067

Company name in full INFORMA PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	01	2006			

Class of shares *(ordinary or preference etc)*			
Number allotted			
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Parmjit Seehra Address 16 Hele Close, Harrow Way, Basingstoke, Hampshire UK Postcode RG21 3JF	Class of shares allotted Ordinary	Number allotted 304
Name Mr Robert Smith Address 17 Anvil Street, St Philips, Bristol UK Postcode BS2 0QQ	Class of shares allotted Ordinary	Number allotted 1,528
Name Miss Anne Ruth Gillian Thompson Address 15 Field Gardens, Steventon, Abingdon UK Postcode OX13 6TE	Class of shares allotted Ordinary	Number allotted 3,058
Name Mr David Carl Wright Address 2C Marlborough Gardens, Oakley, Basingstoke UK Postcode RG23 7AH	Class of shares allotted Ordinary	Number allotted 762
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,524

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 17/1/06

A ~~director / secretary~~ / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/JW/5397 Tel: 01903 833017

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3099067

Company Name in full INFORMA PLC

Page 1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2006	05	01	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,600	7,200	26,147
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	195.5357p	252.3839p	307.24p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Pershing Keen Nominees Limited: Part ID 601 Desig HGCF	Class of shares allotted	Number allotted
Address: Capstan House, One Clove Cresent, East India Dock, London		64,322
UK postcode: E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	64,.
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS, THE CAUSEWAY, WORTHING

WEST SUSSEX BN99 6DA

Tel

DX number DX exchange

coform

88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3099067
Company Name in full	INFORMA PLC
	Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2006	05	01	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,375		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	325.09p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
	TOTAL:	64,322
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 17/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS, THE CAUSEWAY, WORTHING
WEST SUSSEX BN99 6DA

Tel

DX number DX exchange

coform

END